This is a draft registration statement that is being confidentially submitted to the
Securities and Exchange Commission on May 1, 2024.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

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DSC Holdings Ltd.
(Exact Name of Registrant as Specified in Its Charter)

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Not applicable
(Translation of Registrant’s name into English)

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Cayman Islands	7370	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

No. 2 Wangjiang North Road, Room 148
Zhongshan Community, Baiyun Street
Dongyang, Jinhua City,
Zhejiang Province, China +86 0571 8860 7326
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

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COGENCY GLOBAL INC.
122 East 42nd Street, 18th Floor New York, NY 10168
+1 800-221-0102
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

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Copies to:

Li He, Esq. Davis Polk & Wardwell LLP c/o 18th Floor, The Hong Kong Club Building 3A Chater Road, Central Hong Kong +852 2533-3300	Ran Li, Esq. Davis Polk & Wardwell LLP 2201 China World office 2, 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004 China +86 10 8567 5000	Shuang Zhao, Esq. Cleary Gottlieb Steen & Hamilton LLP c/o 37th Floor, Hysan Place 500 Hennessy Road, Causeway Bay Hong Kong +852 2521-4122

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Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

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†         The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION,
PRELIMINARY PROSPECTUS DATED             , 2024

         American Depositary Shares

DSC Holdings Ltd.

Representing              Class A Ordinary Shares

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This is an initial public offering of              American depositary shares, or ADSs, of DSC Holdings Ltd. Each ADS represents              of our Class A ordinary shares, par value US$0.0001 per share.

Prior to this offering, there has been no public market for the ADSs or our Class A ordinary shares. We anticipate that the initial public offering price will be between US$             and US$             per ADS. We have applied to list the ADSs representing our Class A ordinary shares on the Nasdaq Global Select Market under the symbol “            .”

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Following the completion of this offering, our issued and outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Mr. Junhong Yao, our founder, director and chief executive officer, will beneficially own all of our issued and outstanding Class B ordinary shares and will be able to exercise approximately             % of the total voting power of our issued and outstanding share capital immediately following the completion of this offering. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote. Each Class B ordinary share is entitled to 10 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a holder thereof to any non-affiliate to such holder, each of such Class B ordinary share will be automatically and immediately converted into one Class A ordinary share. See “Description of Share Capital.” Immediately following the completion of this offering, we will be a “controlled company” within the meaning of the Nasdaq rules. See “Principal Shareholders.”

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We are an “emerging growth company” under the US federal securities laws and will be subject to reduced public company reporting requirements. Investing in our ADSs involves risks. See “Risk Factors” beginning on page 36 of this prospectus.

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DSC Holdings Ltd.    (“DSC” or the “Company”) is a Cayman Islands holding company with no substantial operations of its own. The Company conducts its current operations primarily through its subsidiaries in China and through the contractual arrangements between such subsidiaries and two variable interest entities, namely Hangzhou Souche Network Technology Co., Ltd. (“Hangzhou Souche”) and Beijing Peak Technology Co., Ltd. (“Beijing Peak”, and together with Hangzhou Souche, the “VIEs”), and their subsidiaries. The VIEs are combined or consolidated for accounting purposes only and DSC does not own any equity interests in the VIEs. The PRC laws and regulations restrict and impose conditions on direct foreign investment in certain types of business, including value-added telecommunications business, and we therefore operate these businesses in China through the VIE structure which provides investors with exposure to foreign investment in the Chinese operating companies where the PRC laws impose limitations on us from direct foreign investment in the operating companies. For a summary of these contractual arrangements, see “Corporate History and Structure — Contractual Arrangements with the VIEs and Their Shareholders.” Investors are purchasing equity interests in

DSC, the Cayman Islands holding company, and are not purchasing, and may never directly hold, equity interests in the VIEs. Investors who are non-PRC residents may never directly hold equity interests in the VIEs under current PRC laws and regulations. As used in this prospectus, “we”, “us”, or “our” refers to DSC and its subsidiaries.

Our corporate structure is subject to risks relating to our contractual arrangements with the VIEs and their shareholders. The VIEs and their subsidiaries generated 61.6%, 46.6% and 37.7% of our total revenues in 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, the total current assets and non-current assets of the VIEs and their subsidiaries accounted for 63.8% and 57.5% of our combined total assets, respectively. As of the date of this prospectus, our contractual arrangements with the VIEs have not been tested in any of the PRC courts. The interpretation and application of current and future PRC laws and regulations relating to these contractual arrangements are still evolving. If the PRC government considers that our contractual arrangements with the VIEs do not comply with the PRC regulations on direct foreign investment in the relevant industries, or if the relevant PRC laws and regulations or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs, forfeit our rights under the contractual arrangements, or otherwise significantly change our corporate structure. DSC and investors in the ADSs face uncertainty about potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations of DSC. If we are unable to assert our right to control the assets of the VIEs, or if the PRC government were to prohibit the VIE structure entirely, it could lead to a material adverse change in our operations, and the ADSs may significantly decline in value or become worthless. See “Risk Factors — Risks Related to Corporate Structure.”

As substantially all of our operations are based in China, we face various legal and regulatory requirement related to being based in and having majority of our operations in China. Like the government of some other countries does to the companies based in their countries, the PRC government has substantial discretion and authority to influence the ability of China-based companies, including our own, to conduct business, accept foreign investments, and list on a U.S. or other foreign exchanges. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions and oversight on cybersecurity and data privacy. These risks could result in a material change in our operations, affect the value of our ADSs, or significantly limit or completely hinder our ability to offer or continue to offer ADSs and/or other securities to investors overseas, potentially causing the value of such securities to significantly decline or be worthless. For a detailed description of risks related to doing business in China, see “Summary — Permission Required from the PRC Authorities for Our Operations and Offerings” and “Risk Factors — Risks Related to Doing Business in China.”

The Chinese legal system is rapidly evolving, and we could be adversely affected by uncertainties with respect to the enforcement of laws and unexpected changes in laws and regulations. Rules and regulations in China can change quickly with little advance notice. In addition, the interpretation and enforcement of Chinese laws and regulations involve additional uncertainties. Since administrative and court authorities in China have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. The PRC legal system encompasses government policies and administrative rules. New polices and rules may be introduced from time to time and may not be timely published, and existing ones may be modified quickly with little advanced notice and with possible retroactive effect under certain circumstances. We may be found to be in violation of these policies and rules if we fail to timely and effectively adapt ourselves to these regulatory developments. Such potential violations, including potential violations over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations. In addition, the PRC government may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has, in recent years, published new policies that significantly affected certain industries, including the internet sector. It is possible that the PRC government will release additional regulations or policies in the future that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. Any such actions, if taken by the PRC government, could result in a material change in our operations, and/or significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or, in extreme cases, become worthless. For more details, see “Risk Factors — Risks Related to Doing Business in China — The evolving PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us,” and “Risk Factors — Risks Related to Doing Business in China — We are subject to uncertainties of conducting the company’s business operations in China. The PRC government exerts substantial influence over the manner in which we conduct our business operations. It may influence or intervene in our operations at any time as part of its efforts to enforce PRC law, which could result in a material adverse change in our operations and the value of the ADSs.”

Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the Public Company Accounting Oversight Board (the “PCAOB”) determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our auditor. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections and investigations of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors outside of our control, as well as that of our auditor, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and the risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use any such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year. If we were identified as a “Commission-Identified Issuer” for two consecutive years, trading in our securities on U.S. markets would be prohibited under the HFCAA. For more details, see “Risk Factors — Risks Related to Doing Business in China — If the PCAOB is prevented from fully evaluating audits and quality control procedures of our auditor, investors may be deprived of the benefits of such PCAOB inspections,” and “Risk Factors — Risks Related to Doing Business in China — The Holding Foreign Companies Accountable Act may result in the delisting of the ADSs. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

DSC, our Cayman Islands holding company, may transfer cash to its wholly-owned subsidiaries incorporated in the Cayman Islands, the British Virgin Islands, and Hong Kong through capital injections and intra-group loans. Similarly, DSC’s wholly owned subsidiaries in Hong Kong may transfer cash to Hangzhou Dasouche Information Technology Service Co., Ltd. and CheYiPai (Beijing) Automotive Technology Service Co., Ltd., which we refer to collectively as our wholly-foreign owned entities in the PRC, or WFOEs, and other PRC subsidiaries through capital injections and intra-group loans. Cash is also transferred through our organization by way of intra-group transactions to pay for services or goods provided. Additionally, if our WFOEs and other PRC subsidiaries realize accumulated after-tax profits, they may, upon satisfaction of relevant statutory conditions and procedures, pay dividends or distribute earnings to DSC’s Hong Kong subsidiaries as the WFOEs’ and other PRC subsidiaries’ shareholders. These Hong Kong subsidiaries may, in turn, transfer cash to their parent companies incorporated in the Cayman Islands or the British Virgin Islands, through dividends or other distributions. With necessary funds, DSC may pay dividends or make other distributions to U.S. investors and service any debt it may have incurred outside of the PRC. Under current PRC laws and regulations, we are permitted to transfer funds to the VIEs through loans, rather than through capital contributions, since we do not own equity interests in the VIEs. In 2021, 2022 and 2023, the VIEs paid RMB62.5 million, RMB37.1 million and RMB37.1 million (US$5.2 million), respectively, to the WFOEs for certain administrative and delivery services the WFOEs provided to the VIEs, or as intra-group loans provided by the VIEs to the WFOEs to meet their working capital needs. Furthermore, in 2021, 2022 and 2023, the WFOEs transferred funds of RMB72.7 million, RMB23.1 million and RMB15.2 million (US$2.1 million), respectively, to the VIEs as payment of certain delivery, marketing and customer engagement solutions provided by VIEs to WFOEs or as intra-group loans provided by the WFOEs to the VIEs to meet their working capital needs. For details, see “Prospectus Summary — Our Summary Combined and Consolidated Financial Data and Operating Data — VIE Consolidating Schedules”. As of the date of this prospectus, none of the WFOEs or our other PRC subsidiaries has paid any dividend or made any distributions to their respective shareholders. DSC has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future. For more details, see “Corporate History and Structure — Transfer of Funds and Other Assets through Our Organization,” “Corporate History and Structure — Regulatory Requirements on Foreign Exchange and the Ability to Transfer Cash Between Entities, Across Borders and to U.S. Investors” and “Corporate History and Structure — Dividends or Distributions Made to the Company and U.S. Investors and Tax Consequences.” We currently have not maintained any cash management policies that dictate the purpose, amount and procedure of cash transfers between the Company, our WFOEs and other PRC subsidiaries, the VIEs, or the investors. Rather, the funds can be transferred in accordance with the applicable laws and regulations in the PRC and other jurisdictions.

To the extent our cash in the business is in the PRC or a PRC entity, the funds may not be available to distribute dividends to our investors, or for other use outside of the PRC, due to oversight on or the regulatory requirements and limitations on the ability of us, our subsidiaries, or the VIEs by the PRC government to transfer cash. The PRC government exerts oversights, in accordance with applicable laws and regulations, on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Our cash dividends, if any, will be paid in U.S. dollars. As a consequence, we might not be able to pay dividends in foreign currencies to our shareholders. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. In addition, relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The Company’s PRC subsidiaries may pay dividends only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations; each of the PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. Additionally, our PRC subsidiaries and the VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves. Such laws and regulations would limit our ability to transfer cash between the Company, our WFOEs and other PRC subsidiaries, the VIEs, or investors. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and regulatory restriction of currency conversion may restrict or delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business,” “Risk Factors — If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders,” and “Regulation — Regulations relating to Foreign Exchange Control — Regulations on Dividend Distribution.”

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Price US$             Per ADS

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	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

(1)      For a description of compensation payable to the underwriters, see “Underwriting.”

The underwriters have an over-allotment option to purchase up to an additional          ADSs from us at the initial public offering price, less the underwriting discounts and commissions, within          days from the date of this prospectus.

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on or about             , 2024.

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MORGAN STANLEY	CICC
TIGER BROKERS

The date of this prospectus is           , 2024.

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	Page		Page
Prospectus Summary	1	Management	201
Risk Factors	36	Principal Shareholders	209
Cautionary Statement Regarding Forward-Looking Statements	97	Related Party Transactions	212
Use of Proceeds	98	Description of Share Capital	215
Dividend Policy	99	Description of American Depositary Shares	226
Capitalization	100	Shares Eligible for Future Sale	233
Dilution	103	Taxation	234
Enforceability of Civil Liabilities	105	Underwriting	239
Corporate History and Structure	107	Expenses Relating to This Offering	248
Management’s Discussion and Analysis of Financial Condition and Results of Operations	114	Legal Matters	249
Industry	140	Experts	249
Business	155	Where You Can Find Additional Information	249
Regulation	185	Index to Financial Statements	F-1

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No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any free writing prospectus outside of the United States. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs representing our Class A ordinary shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

Until               , 2024 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade the ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and the related notes appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” “Business” and information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding whether to buy the ADSs. This prospectus contains information from an industry report commissioned by us and prepared by China Insights Industry Consultancy Limited, or CIC, an independent research firm, to provide information regarding our industry and our market position in China.

Overview

Our Mission

Our mission is to transform auto commerce through digitalization and integrated transaction services. We are dedicated to continuously bringing auto merchants’ business activities from offline to online, from isolated to connected, and thereby optimizing resource allocation and achieving transformative enhancement for the industry.

Who We Are

We are the leading auto commerce enabler in China. We have achieved a market share of over 90% in operating systems for China’s used car dealers and new car brokers, respectively, in 2023, according to CIC. We empower and enable auto merchants through digitalization solutions and transaction services that digitalize, integrate and optimize key aspects of their operations.

The auto merchants we serve include used car dealers, OEMs, authorized dealers, and new car brokers. Our transaction services also involve and benefit thousands of collaborators to auto merchants, such as inspectors, transporters, financial institutions and so on.

We executed a clear and focused growth strategy laid out by our founders in 2013:

•        first, we streamline auto merchants’ day-to-day operations through digitalization solutions to significantly reduce inefficiencies;

•        second, leveraging the connection and data from the digitalization solutions, we provide numerous transaction services that better address their business needs and further enhance their efficiency and profitability.

The integration of digitalization solutions and transaction services creates a uniquely strong bond between us and auto merchants, helping us achieve some significant milestones in the past, and will continue to propel our growth in the future.

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Notes: (1)    In terms of number of users in 2023, according to CIC;

(2)    At any given time in 2023, according to CIC;

(3)    In terms of used car inspection volume in 2023, according to CIC;

(4)    In terms of online transaction volume in 2023, according to CIC;

(5)    In terms of single car deliveries made in 2023, according to CIC

We intend to monetize on both digitalization and transaction services, in a deliberately planned sequence. Understanding that the market size for transaction services is significantly larger than that of digitalization solutions in China’s auto commerce, we expect to generate most of our revenues from transaction services.

However, to secure long term competitiveness in the transaction services market, we elected to work on digitalizing used car dealers’ operations first, from one dealership to ten dealerships, and eventually hundreds of thousands of used car dealerships, leading to us becoming the digital infrastructure for China used car industry. We also strategically chose to keep our digitalization solutions largely free to car dealers and brokers, so that we can optimize our monetization results from transaction services, which have been and will continue to be the majority of our revenues. We may increase our monetization on digitalization solutions at an appropriate time, taking into consideration numerous factors that could affect our business.

Our Unique Synergy

Our unwavering focus on auto merchants’ success underpins everything we do and has led us to becoming mission critical for them. We developed our service offerings along auto merchants’ evolving needs. Today, our DaSouChe platform can be illustrated by the following diagram:

The synergistic relationship between our two services — namely, digitalization solutions and transaction services — enables us to offer unparalleled value proposition to auto merchants and their collaborators, strengthens our relationship with our customers and solidifies our market standing. Our digitalization solutions act as a magnet to attract and retain a highly active auto merchant base. In the used car space especially, we are the operating system most used car dealers in China rely on for everyday operations, according to CIC. This makes us an integral part of their business and opens up abundant opportunities for our integrated transaction services. The superb merchant connection and invaluable data insight from our digitalization solutions enable us to provide transaction services that are easier to access and higher in quality.

We had 156,869, 188,195 and 226,852 “active users,” respectively, and 15,922, 22,794 and 27,779 “monetized dealers and brokers,” respectively, in 2021, 2022 and 2023. “Active users” for a given year refers to auto merchants who accessed our digitalization platforms, i.e., DaFengChe for used car dealers and CheHang 168 for new car brokers, at least once during that year. “Monetized dealers and brokers” refer to used car dealers and new car brokers from whom we generate revenues either directly from fees received from them or indirectly from their collaborators for either digitalization solutions or transaction services. All of our monetized dealers and brokers came from our active users, yet given that we are still at an early stage of monetizing on transaction services, a significant portion of our active users have not contributed to our revenue and are to be converted into monetized dealers and brokers. In 2021, 2022 and 2023, 27,860, 72,036 and 83,467 of our “active users” have used our transaction services, including certain free-of-charge services, at least once, respectively. We expect the penetration of our transaction services to continue to grow among our active users and their collaborators.

As part of our growth strategy, we currently adopt a “freemium” model for DaFengChe and Chehang 168 where used car dealers and new car brokers pay an annual subscription fee for a few advanced functions whilst most of the core functions are offered free of charge, so that we attract and retain a large base of active users for our transaction services offerings. For the periods presented in this prospectus, the majority of our digitalization solutions revenue came from OEMs.

In addition to auto merchants, a large number of their collaborators, including 4,100 inspectors, 3,949 logistics companies and 57 financial institutions as of December 31, 2023, were also active on the digital infrastructure we have built. Together, they contribute to a thriving ecosystem where hundreds of thousands of auto merchants do business amongst themselves and with third-party collaborators thanks to our technological and transactional support.

As a result of the synergistic relationship between our digitalization solutions and transaction services, the ARPU of our monetized dealers and brokers increased from RMB9,035 in 2021 to RMB10,317 in 2022, based on total revenues of RMB143.8 million and RMB235.2 million, respectively, generated from such dealers and brokers and their collaborators in 2021 and 2022. The ARPU of our monetized dealers and brokers further increased to RMB17,537 in 2023, based on total revenues of RMB487.2 million generated from such dealers and brokers and their collaborators for the same period. Revenues used to calculate ARPU include the revenues generated from digitalization solutions and transaction services to dealers and brokers and do not include revenues from OEMs and other customers. These other customers are primarily auto trading companies and financial institutions that use our warehousing services. We generated revenues of RMB110.5 million, RMB86.3 million and RMB117.1 million from such other customers in 2021, 2022 and 2023, respectively. See “— Conventions Which Apply to This Prospectus” for more information about ARPU.

Our Moat

We believe that we have built a strong moat with two major assets: a large, active and sticky auto merchant user base, and proprietary industry data and digital operating environment for China’s used car commerce.

In the used car space in particular, over 50% of China’s used car dealers are MAUs of our digitalization solutions, according to CIC.

•        We provide their core business operating system, which is inherently difficult to switch due to the burden of recalibrating nearly all aspects of operations, from employee accounts to system interface to workflows to inventory profile to business data and so forth.

•        We have deepened our relationship with them by providing transaction services. Our transaction services now cover all key points in their workflow, from inventory acquisition to inventory preparation and to the final sales step.

We have also fostered their interdependence and become their business network with fellow used car dealers. For example, our platform houses over 9,019 self-organized “dealer alliances” as of December 31, 2023, a type of “professional friends’ group,” where dealers trust each other to share inventories in return for part of the proceeds. To replicate this business network elsewhere requires persuading nearly all of the participating dealers to move in a concerted fashion, which is highly difficult to achieve. All of these intertwinement makes us more and more of an integral part of used car dealers’ day-to-day operations, and therefore makes it highly costly and unlikely for them to switch to other services.

We are also the long-term choice for the best and strongest in the industry, as indicated by the fact that 56 of the top 100 used car dealers in China in 2023, based on information published by China Automobile Dealers Association, have used our operating system for more than five years, and 87 of such used car dealers have used our operating system for more than two years, as of December 31, 2023.

Technology and data play a critical role in our success. As we assist auto merchants in digitalizing their operations, our platform became a rich repository of data on vehicles, auto merchants and auto transactions that were otherwise unavailable. For example, our platform manages over 50% of used car inventory in China at any given time as well as real-time, wholesale prices for over 90% of China’s new car models for sale, according to CIC. We assign over 300 data points on each used car dealer, including their primary brands and models, inventory level and turnover rate, sale price, leads conversion rate and regional ranking, and over 70 data points on each used car, going in-depth to cover the vehicle’s make and model, production year, mileage, price, inspection history, body color and seat color, and so on.

This proprietary data wealth allows us to analyze market trends with exceptional granularity, down to the level of a particular make and model of used car in a particular region, on an industry-wide scale. We convert such insight into actual business decision facilitation tools, embedded long auto merchant’s natural workflow in the operating system, empowering them to succeed in ways previously unknown to them. This data wealth also allows us to understand auto merchants on a highly individualized basis and offer transaction services to them that best suit their needs.

We intend to utilize quickly advancing AI technologies and our proprietary data on vehicles and merchant activities to continually fuel future iterations of intelligent solutions. We believe our data-driven capabilities significantly enhance our platform’s attractiveness to auto merchants and their collaborators, further strengthening our ecosystem and our competitive moat.

Our Flywheel

Our complex and highly intertwined industry ecosystem, as well as our tremendous industry insight, are being strengthened and deepened everyday as more auto merchants utilize our digitalization solutions for deeper aspects of their operations and use our growing number of transaction services for more of their transactions. We believe we have built a business model with an intrinsic flywheel effect that continuously enhances our competitive advantage and drives our future growth.

We have experienced significant growth in financial performance. We generate revenue primarily from transaction services and to a lesser extent, digitalization solutions. Our total revenues increased by 45.8% from RMB387.5 million in 2021 to RMB565.0 million in 2022, and further increased by 60.9% to RMB909.0 million (US$128.0 million) in 2023. As we continue to invest in technology and growth, we recorded net loss of RMB445.3 million and RMB390.9 million in 2021 and 2022, respectively. We recorded net loss of RMB186.6 million (US$26.3 million) in 2023, representing a decrease in net loss by 52.2% as compared with 2022. We recorded adjusted net loss of RMB409.5 million, RMB361.4 million and RMB159.5 million (US$22.5 million) in 2021, 2022 and 2023, respectively. For a reconciliation of adjusted net loss to net loss, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measure.”

Where We Operate

All of our operations are in China, the world’s largest automotive market with a total car parc of 289.4 million in 2023, according to CIC. Despite its massive scale, China’s car parc is expected to continue to grow at a CAGR of 4.0% to 352.6 million in 2028, due to the low level of car ownership relative to its population, according to the same source.

The impressive growth in China’s used car market is fundamentally driven by the country’s large and fast-growing car parc, coupled with its ripening car parc age and favorable government policies. The transaction volume of used car in China is expected to grow from 14.4 million in 2023 to 27.3 million in 2028 at a CAGR of 13.7%, and used car sales as a percentage of total car sales is expected to grow from 35.3% to 47.7% over the same period, according to CIC.

As for new car, China has been the world’s largest new car market since 2009 in terms of sales volume according to CIC, thanks to its sustained economic growth and accelerated urbanization. China’s new car sales volume reached 26.4 million in 2023 and is expected to further increase to 30.0 million in 2028, representing a CAGR of 2.5% from 2023 to 2028, according to CIC.

Additionally, China’s new car market has seen a tremendous rise of EVs, which is driving a transformative shift in new car sales away from the traditional dealer-centric model towards a direct-to-consumers, or DTC, approach. The DTC sales model requires OEMs to venture into new areas, including leads conversion, order-driven manufacturing, car delivery and after-sales services, all with a focus on engaging directly with customers.

The following diagram illustrates the key participants and transaction flows within each of the used car and new car markets. The areas bordered with dotted lines represent the participants and the transaction flows we currently serve:

____________

Note: (1)   The percentage figures alongside the arrows represent the approximate contribution by the corresponding channel to the total transaction volume in 2023

Source: China Insights Consultancy

In the used car space, auto merchants include (i) used car dealers and (ii) the used car division of authorized dealers. They account for approximately 45% and 35%, respectively, of the used cars sourced from consumers, and account for 80% and 10%, respectively, of China’s used car sales to consumers in 2023, according to CIC. Authorized dealers sell a substantial portion of their used cars (representing 25% of the total number of used cars sourced from consumers) to used car dealers, according to CIC.

In the new car space, key participants mainly include OEMs, authorized dealers and new car brokers. Authorized dealers and new car brokers represent approximately 48% and 44%, respectively, of total new car sales to consumers in 2023, according to CIC. Authorized dealers are facing challenges from the OEMs’ adoption of the DTC sales model, with new car brokers facilitating more direct sales from OEMs to consumers, especially in lower-tier cities.

Auto merchants in China’s used car and new car markets face several critical challenges.

For used car dealers and new car brokers:

•        Large number, small scale and geographically dispersed.    Used car dealers and new car brokers in China are both a large number of dispersed businesses that are small in scale, resulting in a deep mismatch between demand and supply of used cars, their difficulty in maintaining credibility and their lack of capabilities and resources needed to handle complex car transactions.

•        Complex nature of car transactions.    Car transactions are inherently complex businesses that require a high degree of informational and operational coordination among various collaborators, both online and offline. However, very few used car dealers in China have the scale or resources to effectively coordinate with these collaborators. Many collaborators, such as individual inspectors or transporters, are themselves small in scale, geographically dispersed, and offer little assurance of quality or reliability, adding implicit costs to used car dealers.

•        Low credibility.    Due to their limited scale and marketing resources, most used car dealers and new car brokers face challenges associated with limited credibility, resulting in low conversion rates.

•        Insufficient digitalization.    Many used car dealers still operate without the benefit of modern information technology. Many key aspects of their operations, from inventory sourcing to inventory management, to leads generation and customer management, to internal administration and financial analysis, are still conducted offline with key operational information scattered, unconnected and unanalyzable.

For OEMs:

•        Intensified competition and pressing need to adopt the DTC sales model.    With intensified competition, OEMs are faced with an increasingly pressing need to establish more customer touchpoints and an extensive network to reach broader consumer audiences than ever before. They must also enhance their user community operations to adapt to the DTC sales model and foster stronger direct connections with consumers.

•        Difficulties in reaching buyers in lower-tier cities.    OEMs encounter difficulties in direct customer-facing capabilities, from marketing to delivery, in lower-tier cities. This requires OEMs to find more adaptive, cost-efficient and agile solutions than relying on authorized dealers or self-operated stores, both of which are expensive and hard to replicate in lower-tier markets.

Against the backdrop of such a vast, evolving and intensely competitive automotive market, we believe that our strategic position as the digital infrastructure and enabler committed to helping auto merchants overcome their challenges, rather than as one of the auto merchants, serves us well in reaping the benefits of the uptrend of China’s auto commerce industry and the fierce competition therein.

Our Service Offerings

We have built our service offering profile under the strategy of “first digitalize, then service,” with the unwavering goal of helping auto merchants increase efficiency, lower costs and enhance profitability.

Digitalization solutions

As a pioneer in China for mobile-based software tools and systems for auto merchants, we have provided the industry with what was historically unavailable and transformed hundreds of thousands of dealers’ inefficient manual processes with digitalized and integrated solutions.

•        In the used car space, we provide cloud-based, modulized digitalization solutions to used car dealers. DaFengChe, our flagship digitalization solution for used car dealers, laid the foundation for our competitive advantage and sustained service offering expansion.

At the very beginning, DaFengChe carried the mission of digitalizing used car dealers’ day-to-day operations, starting with inventory management and CRM. Since 2013, it gradually grew from a small enterprise resource planning, or ERP application to an all-encompassing digital ally for used car dealers, covering all aspects of used car dealers’ operations, including inventory sourcing and management, marketing, sales and business analysis and internal administration, and very importantly, easy access to various essential transaction services.

•        In the new car space, we build for OEMs their customer engagement systems and applications, including storefront management systems, customer-facing mobile applications and mini-programs. We offer new car brokers an integrated operating system and listing platform that address both their daily management and inventory sourcing needs.

By bringing auto merchants’ operational steps and information from offline to online, we simplified many of their work flows, and made their business data traceable, analyzable, shareable and of critical importance, useful to making business decisions.

In addition to the inherent benefits of digitalization, the invaluable industry insights we attain from our prevalent market penetration enable us to offer auto merchants unique extra value, such as industry best practices, data-driven market intelligence, dealer-to-dealer collaboration opportunities and strategic planning support, through our digitalization solutions.

To many of the auto merchants, especially used car dealers and new car brokers which are mostly SMEs, the digitalization solutions were transformative tools that greatly improved their operating efficiency, brought them higher profit and resulted in greater competitiveness.

Transaction services

Auto merchants inherently need a variety of transaction services to achieve their business goals. A large number of small and dispersed service providers are active in China’s auto commerce. Leveraging the digital operating environment that we have created for auto merchants, we offer them and their collaborators numerous transaction services that are easier to access and in higher quality.

•        For used car dealers, our transaction services primarily include B2B transaction facilitation, used car inspection and certification, financial products referral and delivery services, at present.

•        In new car space, our transaction services primarily include delivery and marketing and other services, both focusing on assisting OEMs in directly engaging with end consumers.

By integrating transaction services with digitalization solutions, our platform evolved into a convenient all-in-one hub that offers high-quality services with consistency and reliability to auto merchants and their collaborators.

Our Strengths

We believe the following competitive strengths contribute to our success and differentiate us from our competitors:

•        The Leading Auto Commerce Enabler in China with Significant Incumbent Advantage

•        Unique Business Model Balancing Stability and Growth

•        Integrated Service Offerings Creating Exceptional Customer Stickiness

•        Data-powered Business Capabilities Driving Auto Merchants’ Success

•        Visionary Management Team with Deep Industry Expertise

Our Strategies

We intend to focus on the following key strategies to solidify our market leadership and achieve sustainable growth:

•        Enhance Our Leadership in Digitalizing Auto Commerce in China

•        Increase the Penetration Rate of Our Transaction Services

•        Promote AI-enabled Applications to Empower Auto Merchants

•        Export Our Capabilities to Expand Globally

Summary of Risk Factors

An investment in our ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more comprehensively in the section titled “Risk Factors.”

Risks Related to Our Business and Industry

•        If we fail to provide a differentiated and superior customer experience and satisfactory services, the size of our customer base and the demand for our services could decline, and our business would be materially and adversely affected.

•        Our failure to continuously develop new services to meet the evolving needs of customers, or achieve widespread customer adoption of those services, could negatively impact our business and financial results.

•        Our business substantially depends on our relationship with our customers, primarily used car dealers and OEMs, and their usage of our services. If a significant number of our customers cease to use or do not keep or increase the usage of our services or if we are unable to develop relationship with new customers, our business and financial results would be materially and adversely affected.

•        Our past performance is not indicative of our future growth, and our revenue growth in the future is uncertain.

•        We have a history of losses and have negative cash flows from operations, and we may not be able to achieve or sustain profitability in the future.

Risks Related to Corporate Structure

•        The interpretation and application of current and future PRC laws, regulations and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, are still evolving, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect our financial condition and results of operations. If the PRC government considers our contractual arrangements, which are governed by PRC law, non-compliant with relevant PRC laws, regulations and rules, or if these laws, regulations and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.

•        Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

•        Uncertainties exist with respect to the interpretation and implementation of the enacted Foreign Investment Law and how it may impact our business, financial condition and results of operations.

•        We rely on contractual arrangements with the VIEs and their shareholders for a large portion of our business operations which may not be as effective as equity ownership in providing operational control.

Risks Related to Doing Business in China

•        Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations.

•        The evolving PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.

•        We are subject to uncertainties of conducting the company’s business operations in China. The PRC government exerts substantial influence over the manner in which we conduct our business operations. It may influence or intervene in our operations at any time as part of its efforts to enforce PRC law, which could result in a material adverse change in our operations and the value of the ADSs.

•        Failure or perceived failure by us to comply with the anti-monopoly and competition laws and regulations in the PRC may result in governmental investigations, enforcement actions, litigation or claims against us and could have an adverse effect on business, reputation, results of operations and financial condition.

•        If the PCAOB is prevented from fully evaluating audits and quality control procedures of our auditor, investors may be deprived of the benefits of such PCAOB inspections.

•        The Holding Foreign Companies Accountable Act may result in the delisting of the ADSs. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

•        Recent litigation and negative publicity surrounding China-based companies listed in the United States may negatively impact the trading price of our ADSs.

•        Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

•        Our business is susceptible to changes in government policies, including policies on automobile purchases, ownership, taxation, vehicle title transfers and used car transactions across regions and provinces. Failure to adequately respond to such changes could adversely affect our business.

Risks Related to the ADSs and This Offering

•        An active trading market for our Class A ordinary shares or the ADSs may not develop and the trading price for the ADSs may fluctuate significantly.

•        We will incur additional costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company.

•        You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.

•        The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

•        Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

Permission Required from the PRC Authorities for Our Operations and Offerings

Prerequisite Regulatory Licenses, Permits and Approvals

Except as disclosed in “Risk Factors — Risk Related to Our Business and Industry — Failure to obtain licenses, permits and approvals from, or complete filings with, competent regulatory authorities required for our business operations may materially and adversely affect our business, financial condition and results of operations,” based on the advice of our PRC legal advisor, we believe our PRC subsidiaries and the VIEs have obtained the material requisite licenses and permits from, or completed the necessary filings with, the PRC government authorities for their business operations in China. These licenses, permits and filings include Internet Content Provide License (the “ICP License”), Electronic Data Intercharge License (the “EDI License”), Filing of Operating Entities Engaged in Used Car Related Business, Auction Permit and Road Transportation Operation Permit, among others. Given the changes and developments of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits or approvals or complete additional filings for our and the VIEs’ business operations in the future. If we or any of the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals in a timely manner, or at all, the competent PRC regulatory authorities would have discretion to take action regarding such violations or failures. In addition, if we had inadvertently concluded that any approvals, permits, registrations or filings were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain additional approvals, permits, registrations or filings in the future, we may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all. Such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance may subject us to fines and other regulatory, civil or criminal liabilities, and we may be ordered by the competent government authorities to suspend relevant operations, which will materially and adversely affect our business operations. For risks relating to licenses and approvals required for our operations in China, see “Risk Factors — Risk Related to Our Business and Industry — Failure to obtain licenses, permits and approvals from, or complete filings with, competent regulatory authorities required for our business operations may materially and adversely affect our business, financial condition and results of operations.”

Cybersecurity Review

On December 28, 2021, the Cyberspace Administration of China (the “CAC”), and 12 other PRC government authorities jointly published the amended Cybersecurity Review Measures, which came into effect on February 15, 2022. The final Cybersecurity Review Measures provide that a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review. Further, the competent PRC governmental authorities have the authority to initiate a cybersecurity review even without a specific application against a company if they determine certain network products, services or data processing activities of such company affect or may affect national security.

As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures, we have applied for and completed a cybersecurity review with respect to our proposed overseas listing pursuant to the Cybersecurity Review Measures.

CSRC Filing Requirements

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, along with five supporting guidelines, or the New Overseas Listing Rules. These regulations became effective on March 31, 2023. According to the New Overseas Listing Rules, PRC domestic companies that seek to offer and list securities in overseas markets, either through direct or indirect means, are required to complete the filing procedure with the CSRC and report relevant information.

The New Overseas Listing Rules provide that if the issuer meets the following criteria at the same time, the overseas securities offering and listing conducted by such issuer will be deemed as an indirect overseas offering subject to the filing procedures as set forth under the New Overseas Listing Rules: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited combined financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the senior managers in charge of its business operations and management are mostly Chinese citizens or domiciled in mainland China.

According to the New Overseas Listing Rules, with respect to this offering, we shall file with the CSRC within three business days after our initial submission of the registration statement to the SEC for its nonpublic review, and we shall report to the CSRC within three business days after our first public filing of the registration statement with the SEC. The New Overseas Listing Rules also require us to report to the CSRC upon the completion of this offering. We expect to submit to the CSRC our application for the required filing regarding this offering within the timeframe required under the New Overseas Listing Rules after our first submission of the registration statement to the SEC for its nonpublic review. We expect to complete the filing procedures with the CSRC prior to the completion of this offering. Moreover, the New Overseas Listing Rules mandate that overseas-listed issuers conducting follow-on securities offerings in the same overseas market must file with the CSRC within three business days after the completion of such offering. Additionally, issuers listed overseas are required to report “material events” to the CSRC within three business days following the occurrence and public announcement of such events. These material events include change of control, voluntary delisting or being ordered to delist, and investigations or penalties by overseas securities regulatory bodies, among other things. Failure to fulfill these obligations to make timely filings or reports to the CSRC may result in fines, legal or administrative sanctions and other adverse consequences and could materially and adversely affect our ability to raise funds in overseas markets. For details of the associated risks, see “Risk Factors — Risks Related to the ADSs and This Offering — The filing, approval or other administration requirements of the China Securities Regulatory Commission or other PRC regulatory agencies may be required in connection with this offering under PRC law.”

Implications of the Holding Foreign Companies Accountable Act

Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCAA”) if the Public Company Accounting Oversight Board (the “PCAOB”) determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our auditor. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections and investigations of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and the risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited under the HFCAA. For more details, see “Risk Factors — Risks Related to Doing Business in China — The evolving PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us,” “Risk Factors — Risks Related to Doing Business in China — We are subject to uncertainties of conducting the company’s business operations in China. The PRC government exerts substantial influence over the manner in which we conduct our business operations. It may influence or intervene in our operations at any time as part of its efforts to enforce PRC law, which could result in a material adverse change in our operations and the value of the ADSs,” “Risk Factors — Risks Related to Doing Business in China — If the PCAOB is prevented from fully evaluating audits and quality control procedures of our auditor, investors may be deprived of the benefits of such PCAOB inspections” and “Risk Factors — Risks Related to Doing Business in China — The Holding Foreign Companies Accountable Act may result in the delisting of the ADSs. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Contractual Arrangements and Corporate Structure

We are a Cayman Islands company and currently conduct substantially all of our business operations in the PRC through the WFOEs and other PRC subsidiaries and the VIEs, as well as their respective subsidiaries. Hangzhou Dasouche Information Technology Service Co., Ltd. and CheYiPai (Beijing) Automotive Technology Service Co., Ltd. conduct their businesses mainly through Hangzhou Souche and Beijing Peak, namely the VIEs, through a series of contractual arrangements. These business operations account for a significant portion of our businesses operated in the PRC. The VIEs and their subsidiaries generated 61.6%, 46.6% and 37.7% of our total revenues in 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, the total current assets and non-current assets of the VIEs and their subsidiaries accounted for 63.8% and 57.5% of our total assets, respectively. The VIEs also hold certain key licenses and permits that are necessary for us to conduct our business.

We operate our businesses using the VIE structure because PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunications services. The contractual arrangements we have entered into with the VIEs give us the power to direct the activities that most significantly affect the economic performance of the VIEs and receive substantially all of the economic benefits of the VIEs, and we have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. These contractual arrangements include the exclusive business cooperation agreement, exclusive equity interest option agreement, voting proxy agreement, share pledge agreement, individual shareholder undertaking and, where applicable, spousal undertaking. As a result of these contractual arrangements, as well as the financial support undertaking letters entered into between us and the VIEs and voting proxy agreements entered into between us and our WFOEs, we are considered the primary beneficiary of the VIEs and combine or consolidate their operating results in our financial statements under U.S. GAAP.

We do not have any equity interests in the VIEs which are owned by certain nominee shareholders. Investors in our equity securities or the ADSs should note that they are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries or the VIEs. Neither such investors nor the holding company itself have an equity ownership in, direct investment in, or control of, through such ownership or investment, the VIEs. Investors who are non-PRC residents may be prohibited from directly holding equity interests in the VIEs under current PRC laws and regulations.

Although our contractual arrangements with the VIEs allow us to be considered the primary beneficiary of the VIEs, which gives us the ability to combine or consolidate the VIEs’ operating results in our financial statements under the U.S. GAAP, such ability may be less effective than equity ownership, and we could face heightened risks and costs in enforcing these contractual arrangements, because the interpretation and application of current and future PRC laws, regulations and rules relating to the legality and enforceability of these contractual arrangements remain uncertain and are still evolving. For the risks related to the nominee shareholders of DSC’s VIEs, see “Risk Factors — Risks Related to Corporate Structure — Any Failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.” If the PRC government finds such agreements to be illegal, we could be subject to penalties or be required to relinquish our interests in the VIEs. As of the date of this prospectus, our contractual arrangements with the VIEs have not been tested in any of the PRC courts. If the PRC government considers that our contractual arrangements with the VIEs do not comply with the PRC regulations on direct foreign investment in the relevant industries, or if the relevant PRC laws and regulations or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs, forfeit our rights under the contractual arrangements or otherwise significantly change our corporate structure. DSC and investors in the ADSs face uncertainty about potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect the financial condition and results of operations of DSC. If we are unable to assert our right to control the assets of the VIEs, or if the PRC government were to prohibit the VIE structure entirely, it could lead to a material adverse change in our operations, and the ADSs may significantly decline in value or become worthless. See “Risk Factors — Risks Related to Corporate Structure.”

Our Corporate History and Organizational Structure

Our current businesses date back to 2012 when we operated through Beijing Souche Network Technology Co., Ltd., or Beijing Souche, a PRC entity incorporated in November 2012. Souche Holdings Ltd, a company incorporated in the Cayman Islands in January 2013, subsequently became the holding company of Beijing Souche. Between 2017 and 2020, Souche Holdings Ltd acquired numerous businesses, such as used car inspection and certification services and delivery services, which are important parts of the businesses we operate today. In addition, Souche Holdings Ltd also owned and operated certain vehicle sales and leasing business through a number of other operating entities.

We incorporated DSC Holdings Ltd. as our new ultimate holding company in the Cayman Islands in July 2021 and completed a series of transactions, which we refer to collectively as the “Restructuring.” As part of the Restructuring,

•        The shareholders of Souche Holdings Ltd received ordinary shares and/or convertible redeemable preferred shares of DSC Holdings Ltd. such that their equity interests in DSC Holdings Ltd. are in substance the same as their interests in Souche Holdings Ltd immediately prior to the Restructuring;

•        Through a series of transactions, DSC Holdings Ltd. acquired the ownership and became the ultimate holding company of the entities through which our current businesses are conducted, namely Hangzhou Dasouche Information Technology Service Co., Ltd., CheYiPai (Beijing) Automotive Technology Service Co., Ltd. and Sichuan Dasouche Software Technology Co., Ltd.; and

•        Hangzhou Dasouche Information Technology Service Co., Ltd. and CheYiPai (Beijing) Automotive Technology Service Co., Ltd., which we refer to as our WFOEs, have entered into certain contractual arrangements directly with Hangzhou Souche and Beijing Peak, which we refer to as the “VIEs,” and their respective shareholders. See “Corporate History and Structure — Contractual Arrangements with the VIEs and Their Shareholders.”

Following the Restructuring, (i) DSC Holdings Ltd. became the ultimate holding company of our current business operations; and (ii) the vehicle sales and leasing business remains to be owned and operated by Souche Holdings Ltd.

The shareholding percentages and rights of the shareholders of DSC Holdings Ltd. are identical to their interests in Souche Holdings Ltd immediately before and after the Restructuring. Accordingly, the Restructuring is accounted for as a transaction involving common ownership for financial reporting purposes because the same group of shareholders have identical ownership over the Company before and after the Restructuring.

In August 2023, DSC Holdings Ltd. completed its Series G financing pursuant to which CTZC Limited purchased 24,422,238 Series G preferred shares for a total consideration of RMB300 million. For a description of issuances of our securities, see “Description of Share Capital — History of Securities Issuances.”

The following diagram illustrates our corporate structure, including our significant subsidiaries as that term is defined under Section 1-02 of Regulation S-X under the Securities Act, the VIEs and certain other operating entities, as of the date of this prospectus.

____________

Notes: (1)   The shareholders of Hangzhou Souche Network Technology Co., Ltd. are Mr. Junhong Yao (92%), our founder, director and chief executive officer, and Mr. Liyu Zhang (8%), our co-founder, director and senior vice president.

(2)   The shareholders of Beijing Peak Technology Co., Ltd. are Mr. Junhong Yao (92%) and Mr. Liyu Zhang (8%).

Transfer of Funds and Other Assets through Our Organization

DSC, our Cayman Islands holding company, may transfer cash to its wholly owned subsidiaries incorporated in the Cayman Islands, the British Virgin Islands and Hong Kong through capital injections and intra-group loans. Similarly, DSC’s wholly owned subsidiaries in Hong Kong may transfer cash to our WFOEs and other PRC subsidiaries, through capital injections and intra-group loans. Cash is also transferred through our organization by way of intra-group transactions to pay for services or goods provided. Additionally, if our WFOEs and other PRC subsidiaries realize accumulated after-tax profits, they may, upon satisfaction of relevant statutory conditions and procedures, pay dividends or distribute earnings to DSC’s Hong Kong subsidiaries as the WFOEs’ and other PRC subsidiaries’ shareholders. These Hong Kong subsidiaries may, in turn, transfer cash to their parent companies incorporated in the Cayman Islands or the British Virgin Islands through dividends or other distributions. With necessary funds, DSC may pay dividends or make other distributions to U.S. investors and service any debt it may have incurred outside of the PRC. Under current PRC laws and regulations, we are permitted to transfer funds to the VIEs through loans, rather than through capital contributions, since we do not own equity interests in the VIEs. In 2021, 2022 and 2023, the VIEs paid RMB62.5 million, RMB37.1 million and RMB37.1 million (US$5.2 million), respectively, to the WFOEs for certain administrative and delivery services the WFOEs provided to the VIEs, or as intra-group loans provided by the VIEs to the WFOEs to meet their working capital needs. Furthermore, in 2021, 2022 and 2023, the WFOEs transferred funds of RMB72.7 million, RMB23.1 million and RMB15.2 million (US$2.1 million), respectively, to the VIEs as payment of certain delivery, marketing and customer engagement solutions provided by VIEs to WFOEs or as intra-group loans provided by the WFOEs to the VIEs to meet their working capital needs. For details, see “Prospectus Summary — Our Summary Combined and Consolidated Financial Data and Operating Data — VIE Consolidation Schedule.” As of the date of this prospectus, none of the WFOEs or our other PRC subsidiaries has paid any dividend or made any distributions to their respective shareholders. DSC has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future. For more details, see “Corporate History and Structure — Transfer of Funds and Other Assets through Our Organization,” “Corporate History and Structure — Regulatory Requirements on Foreign Exchange and the Ability to Transfer Cash Between Entities, Across Borders and to U.S. Investors” and “Corporate History and Structure — Dividends or Distributions Made to the Company and U.S. Investors and Tax Consequences.” We currently have not maintained any cash management policies that dictate the purpose, amount and procedure of cash transfers between the Company, our WFOEs and other PRC subsidiaries, the VIEs, or the investors. Rather, the funds can be transferred in accordance with the applicable laws and regulations in the PRC and other jurisdictions.

Dividends or Distributions Made to the Company and U.S. Investors and Tax Consequences

As of the date of this prospectus, our WFOEs and other PRC subsidiaries have not paid any dividends or made any distributions to the Company, and the Company and the VIEs have not paid any dividends or made any distributions to their respective shareholders either.

According to the terms of the contractual arrangements that our WFOEs entered into with the VIEs, and the VIEs’ shareholders, our WFOEs have a right to charge the VIEs for services provided to them. These service fees shall be recognized as expenses of the VIEs and their subsidiaries, with a corresponding amount as revenue by our WFOEs and then completely eliminate in consolidation level. For income tax purposes, our WFOEs and VIEs file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by VIEs and as revenue by our WFOEs. The PRC’s statutory Enterprise Income Tax (“EIT”) rate is 25%. VIEs and certain of their subsidiaries are qualified for preferential EIT rate of 15% or entitled to reduction of taxable income. However, the preferential tax policy is subject to qualification and temporary in nature. It may not be available in a future period when the service fees are really paid.

Furthermore, in accordance with the PRC Enterprise Income Tax Law, a withholding income tax of 10% is imposed on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the foreign invested enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution, which could apply to our WFOEs and other PRC subsidiaries. In addition, subject to the passive foreign investment company rules, the gross amount of any distribution that we make to investor with respect to the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as a dividend, to the extent paid out of the current or accumulated earnings and profits of us and the VIEs, as determined under United States federal income tax principles. Moreover, if we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “Taxation — PRC Taxation” and “Risk Factors — Risks Related to the ADSs and This Offering — If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

Regulatory Requirements on Foreign Exchange and the Ability to Transfer Cash Between Entities, Across Borders and to U.S. Investors

We currently have not maintained any cash management policies that dictate the purpose, amount and procedure of cash transfers between the Company, our WFOEs and other PRC subsidiaries, the VIEs or investors. Rather, the funds can be transferred in accordance with the applicable laws and regulations in the PRC and other jurisdictions. To the extent our cash in the business is in the PRC or a PRC entity, the funds may not be available to distribute dividends to our investors, or for other use outside of the PRC, due to oversight on or the regulatory requirements and limitations on the ability of us, our subsidiaries, or the VIEs by the PRC government to transfer cash.

The PRC government imposes regulatory restrictions on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China, and requires approval or registration in accordance with regulatory requirements. The majority of our and the VIEs’ income is received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, in accordance with applicable laws and regulations, impose limitations on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

Our cash dividends, if any, will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “Risk Factors — Risks Related to Doing Business in China — If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and the VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves. As a result of these and other PRC laws and regulations, the PRC subsidiaries and the VIEs are restricted to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and the VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and the VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

Certain Risks Associated with Our Corporate Structure

We are an exempted company incorporated under the laws of the Cayman Islands that conducts substantially all of our operations in China through our PRC subsidiaries and the VIEs. In addition, all our senior executive officers reside within China for a significant portion of the time and all of them are PRC nationals or Hong Kong residents. As a result, it may be complex and costly for our shareholders to effect service of process upon us or those persons inside China.

The recognition and enforcement of foreign judgments are basically provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have written treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the Cayman Islands or some other countries and regions. Therefore, it is uncertain whether the judgment of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision can be recognized or enforced. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment if it is decided as having violated the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands.

The SEC, U.S. Department of Justice and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Legal and other obstacles to obtaining information needed for investigations or litigation, or to obtaining access to funds outside the United States, lack of support from local authorities and other various factors make it difficult for the U.S. authorities to pursue actions against non-U.S. companies and individuals, who may have engaged in fraud or other wrongdoing. Additionally, public shareholders investing in the ADSs have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class actions under securities law and fraud claims, as well as the corresponding foreign judgments on such claims, generally are difficult to pursue and enforce as a matter of law or practicality in many emerging markets, including China. See also “Risk Factors — Risks Related to Doing Business in China — You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.”

OUR CORPORATE INFORMATION

Our principal offices are located at No. 2 Wangjiang North Road, Room 148, Zhongshan Community, Baiyun Street, Dongyang, Jinhua City, Zhejiang Province, China. Our telephone number at this address is +86 0571 8860 7326. Our registered office in the Cayman Islands is located at the offices of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is located at 122 East 42nd Street, 18th Floor New York, NY 10168.

Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is www.dasouche.com. The information contained on our website is not a part of this prospectus.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than US$1.235 billion in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012 (as amended by the Fixing America’s Surface Transportation Act of 2015), or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. See “Risk Factors — Risks Related to the ADSs and This Offering — We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.”

IMPLICATIONS OF BEING A FOREIGN PRIVATE ISSUER

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt under the Exchange Act from, among other things, the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year and we intend to publish our results on a quarterly basis. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers.

In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

IMPLICATIONS OF BEING A CONTROLLED COMPANY

Immediately following the completion of this offering, our issued and outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Mr. Junhong Yao, our founder, director and chief executive officer, will beneficially own              Class A ordinary shares and 331,292,603 Class B ordinary shares, representing         % of the total voting power of our outstanding ordinary shares, assuming that the underwriters do not exercise their option to purchase additional ADSs, or         % of the total voting power of our outstanding ordinary shares, assuming that the option to purchase additional ADSs is exercised by the underwriters in full. As a result, we will become a “controlled company” as defined under the Nasdaq Stock Market Rules following the completion of this offering. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

CONVENTIONS WHICH APPLY TO THIS PROSPECTUS

Except where the context otherwise requires and for purposes of this prospectus only:

•        “Active users” for a given period refers to auto merchants who accessed our digitalization platforms, namely, DaFengChe for used car dealers and CheHang 168 for new car brokers, at least once during that period; an “active user” may be one of the “monetized dealers and brokers,” i.e., used car dealers and new car brokers from whom we generate revenues either directly from fees received from them or indirectly from their collaborators, or may be one who accesses our digitalization platforms without contributing to our revenues;

•        “ADSs” refers to the American depositary shares, each representing          Class A ordinary shares;

•        “authorized dealers” refers to dealerships who have contractual rights to exclusively distribute automobiles for particular OEMs within specific regions who typically provide Sales, Service, Spare parts, and Survey (4S) support for their vehicles;

•        “ARPU” or “Average Revenue Per User” for a given period is calculated by the total revenue generated from monetized dealers and brokers, and their collaborators divided by the total number of such dealers and brokers for that period; revenues used to calculate ARPU include the revenues generated from digitalization solutions and transaction services to dealers and brokers and, however, do not include revenues from OEMs and certain other types of customers, mostly auto trading companies and financial institutions that use our warehousing services; we believe that ARPU is most effective in scenarios where a company has a large number of users or customers (generally in thousands or more) each contributing a relatively small amount to the overall revenue, on a recurring basis. In such contexts, ARPU represents a relatively informative average. Consequently, we use ARPU to measure our average revenue generated per monetized dealer and broker over a specific period as such dealers and brokers are large in number, and their individual revenue contributions are relatively small and typically recurring. In contrast, OEMs and the above-mentioned other customers are generally limited in number but significant in terms of transaction volume and value. Specifically, the potential customer pool for our services provided to OEMs business is made up of less than 100 OEMs as of the date of this prospectus, and the amounts of contracts with OEMs typically range from RMB500,000 to RMB100 million and are project-based, rendering ARPU of our OEM customers a less helpful metric;

•        “Auto commerce” refers to the activities of buying and selling of new and used vehicles as well as various transaction services facilitating the buying and selling of vehicles;

•        “Auto merchants” refers to the individuals or entities engaging in the buying and selling of vehicles; in the used car space, they primarily include used car dealers and authorized dealers, and in the new car space, they primarily include OEMs, authorized dealers, and new car brokers;

•        “Beijing Peak” refers to Beijing Peak Technology Co., Ltd, a PRC-incorporated company and one of the two VIEs;

•        “DSC,” “we,” “us,” “our,” “ours,” “our company,” and the “Company,” refer to DSC Holdings Ltd., a Cayman Islands holding company, and its subsidiaries;

•        “Car parc” refers to the total number of passenger vehicles in a region or market;

•        “CAC” refers to the Cyberspace Administration of China;

•        “China” or “PRC”, unless otherwise specified herein, refers to the People’s Republic of China;

•        “Class A ordinary shares” refers to our Class A ordinary shares with a par value of US$0.0001 per share;

•        “Class B ordinary shares” refers to our Class B ordinary shares with a par value of US$0.0001 per share;

•        “EV” refers to electric vehicle;

•        “GDP” refers to gross domestic product;

•        “Hangzhou Souche” refers to Hangzhou Souche Network Technology Co., Ltd., a PRC-incorporated company and one of the two VIEs;

•        “ICE” refers to internal combustion engine;

•        “MAUs” is measured by the number of unique mobile devices that have accessed our platform at least once during a month, except that if a user uses multiple mobile devices to access our platform during a given month, they will be counted as only one MAU;

•        “Monetized dealers and brokers” refers to used car dealers and new car brokers from whom we generate revenues either directly from fees received from them or indirectly from their collaborators, such as financial institutions who use our financial products referral service;

•        “New car brokers” refers to auto merchants who facilitate authorized dealers in selling new cars to end consumers;

•        “OEMs” or “Original Equipment Manufacturers,” in the context of auto commerce, refer to automobile manufacturers;

•        “Ordinary shares” refers to our ordinary shares, par value of US$0.0001 per share, and upon the completion of this offering, to our Class A ordinary shares and Class B ordinary shares;

•        “RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

•        “SME” refers to small and micro enterprise;

•        “Subscribing new car brokers” for a given period refers to new car brokers who subscribed for our digitalization solutions at least once during that period;

•        “Subscribing used car dealers” for a given period refers to used car dealers who subscribed for our digitalization solutions at least once during that period;

•        “Used car dealers” refers to individuals who engage in the business of buying and selling used cars;

•        “US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

•        “U.S. GAAP” refers to the accounting principles generally accepted in the United States of America; and

•        The term “variable interest entities,” or “VIEs,” refers to entities in the PRC over which we can direct the activities that most significantly impact their economic performance through certain contractual arrangements; additionally, we have the right to recognize and receive almost all of the economic benefits of these entities, and we hold an exclusive option to purchase all or part of their equity interests at the minimum price permitted by PRC laws. As a result, we are considered the primary beneficiary of these entities for accounting purposes, and under U.S. GAAP, we are able to combine their operating results in our financial statements, to the extent the conditions for combination of the VIEs under the U.S. GAAP are met.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made at RMB7.0999 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2023. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

This prospectus contains information derived from various public sources and certain information from an industry report dated September 13, 2023 which was commissioned by us in connection with this offering and prepared by China Insights Consultancy (“CIC”), a third-party industry research firm, to provide information regarding our industry and market position in China. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

THE OFFERING

Offering price range	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.
ADSs offered by us	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).
ADS outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).
The ADSs

Each ADS represents          Class A ordinary shares, par value US$0.0001 per share. The depositary will hold the Class A ordinary shares underlying the ADSs through its custodian. You will have rights as provided in the deposit agreement.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares, after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender the ADSs to the depositary for cancelation to receive Class A ordinary shares. The depositary will charge you fees for any cancelation.

We may amend or terminate the deposit agreement without your consent. If you continue to hold the ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Ordinary shares	We will issue Class A ordinary shares represented by the ADSs in this offering.

Following the completion of this offering, our issued and outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Holders of Class B ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes and is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person who is not an affiliate thereof, or upon a change of ultimate beneficial ownership of any class B ordinary share to a person who is not an affiliate of thereof, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share.

All of our outstanding share options, regardless of grant dates, will entitle holders to the equivalent number of Class A ordinary shares once the vesting and exercising conditions on such share-based awards are met.

See “Description of Share Capital.”

Ordinary shares issued and outstanding immediately after this offering

         ordinary shares, comprised of          Class A ordinary shares and 331,292,603 Class B ordinary shares (or          Class A ordinary shares if the underwriters exercise their option to purchase additional ADSs in full, comprised of          Class A ordinary shares and 331,292,603 Class B ordinary shares).

Over-allotment option

We have granted the underwriters the right to purchase up to an additional          Class A ordinary share from us within 30 days of the date of this prospectus, to cover over-allotments, if any, in connection with the offering.

Listing	We have applied to list the ADSs representing our Class A ordinary shares on the Nasdaq Global Select Market, or Nasdaq, under the symbol “ ”
Use of proceeds

We estimate that the net proceeds to us from the offering will be approximately US$             million, or approximately US$             million if the underwriters exercise their option to purchase additional ADSs in full, based on the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated expenses payable by us.

We intend to use the net proceeds from this offering for (i) enhancing our digitalization solutions and expanding our transaction services to auto merchants, (ii) additional investment in technological capabilities, (iii) repaying amounts due to related parties; and (iv) general corporate purposes and working capital. For more information, see “Use of Proceeds.”

Lock-up

We, our directors, executive officers and existing shareholders have agreed with the underwriters, subject to certain exceptions, not to offer, sell, or dispose of any shares of our share capital or securities convertible into or exchangeable or exercisable for any shares of our share capital during the 180-day period following the date of this prospectus. For more information, see “Shares Eligible for Future Sale” and “Underwriting.”

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of The Depository Trust Company on , 2023.
Depositary Taxation	For Cayman Islands, PRC and U.S. federal income tax considerations with respect to the ownership and disposition of the ADSs, see “Taxation.”
Risk Factors

See “Risk Factors” and other information included in this prospectus for discussions of the risks relating to investing in the ADSs. You should carefully consider these risks before deciding to invest in the ADSs.

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the option granted to the underwriters to purchase up to          additional Class A ordinary shares to cover over-allotments, if any, in connection with the offering.

Unless otherwise indicated, the number of ordinary shares that will be issued and outstanding immediately after this offering:

•        is based upon 941,449,847 ordinary shares (including 610,157,244 Class A ordinary shares and 331,292,603 Class B ordinary shares) on an as-converted basis outstanding as of the date of this prospectus;

•        assumes no exercise of the underwriters’ option to purchase additional ADSs representing Class A ordinary shares;

•        excludes 2,507,698 Class A ordinary authorized and reserved for issuance upon the exercise of the Yunyang Warrants;

•        excludes 78,197,257 Class A ordinary shares issuable upon the exercise of 78,197,257 share options outstanding as of the date of this prospectus, which were granted pursuant to the 2023 Plan; and

•        excludes 17,290,496 Class A ordinary shares reserved for future issuances upon the exercise of share options to be granted pursuant to the 2023 Plan.

For more information about the 2023 Plan and the Yunyang Warrants, see “Management.”

OUR SUMMARY COMBINED AND CONSOLIDATED FINANCIAL DATA AND OPERATING DATA

The following summary combined and consolidated statements of net loss data for the years ended December 31, 2021, 2022 and 2023, summary combined and consolidated balance sheets data as of December 31, 2022 and 2023, and summary combined and consolidated statements of cash flows data for the years ended December 31, 2021, 2022 and 2023 have been derived from the audited combined and consolidated financial statements of our Company included elsewhere in this prospectus, which were prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Our Summary Combined and Consolidated Financial Data and Operating Data section together with our combined and consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table presents our summary combined and consolidated statements of net loss data for the periods indicated.

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands, except for shares and per share data)
Summary Combined and Consolidated Statements of Net Loss Data
Revenues
Digitalization solutions	109,373	186,997	140,290	19,759
Transaction services	278,112	377,959	768,754	108,277
Total revenues	387,485	564,956	909,044	128,036
Cost of revenues.	(313,934)	(373,096)	(603,327)	(84,977)
Gross Profit	73,551	191,860	305,717	43,059
Operating expenses:
Sales and marketing expenses	(213,379)	(255,922)	(265,179)	(37,350)
General and administrative expenses	(128,256)	(205,345)	(145,509)	(20,495)
Research and development expenses	(188,745)	(117,905)	(85,600)	(12,057)
Total operating expenses	(530,380)	(579,172)	(496,288)	(69,902)
Loss from operations	(456,829)	(387,312)	(190,571)	(26,843)
Other income/(expenses):
Interest income (expense), net	1,572	(2,258)	(805)	(113)
Foreign exchange (loss)/income, net	(392)	185	1,554	219
Others, net	(512)	(4,937)	496	70
Loss before income taxes	(456,161)	(394,322)	(189,326)	(26,667)
Income tax benefits (expenses)	8,429	(1,058)	(742)	(105)
Share of profit from equity method investments	2,438	4,529	3,488	491
Net loss	(445,294)	(390,851)	(186,580)	(26,281)
Net loss attributable to non-controlling interests	(1,584)	(8,668)	(8,216)	(1,157)
Net loss attributable to the Company	(443,710)	(382,183)	(178,364)	(25,124)
Cancellation of preferred shares	—	—	113,370	15,968
Deemed dividends from modifications of preferred shares	—	—	(8,874)	(1,250)
Accretion of preferred shares	—	—	(6,529,630)	(919,679)
Net loss attributable to ordinary shareholder of the Company	(443,710)	(382,183)	(6,603,498)	(930,085)
Net loss per share attributable to ordinary shareholders:
Basic and diluted	(3.26)	(2.81)	(48.50)	(6.83)
Weighted average number of ordinary shares used in calculating net loss per share:
Basic and diluted.	136,159,402	136,159,402	136,159,402	136,159,402
Pro forma net loss per share attributable to ordinary shareholders:(1)
Basic and diluted (unaudited)			(0.35)	(0.05)
Pro forma weighted-average ordinary shares outstanding:(1)
Basic and diluted (unaudited)			941,449,847	941,449,847

____________

Note: (1)     A reconciliation of net loss attributable to ordinary shareholders in the combined and consolidated statements of comprehensive loss to the numerator for the computation of pro forma basic and diluted net loss per share is as follows:

	For the Year Ended December 31, 2023

	2023	2023
	RMB	US$
Net income attributable to the ordinary shareholders	(6,603,498)	(930,085)
Add: Accretion of preferred shares	6,529,630	919,679
Add: Deemed dividends from modifications of preferred shares	8,874	1,250
Deduct: Cancellation of preferred shares	(113,370)	(15,968)
Deduct: Share-based compensation expense that will be recognized immediately upon completion of this offering	(149,957)	(21,121)
Numerator used for pro forma basic and diluted net loss per share computation	(328,321)	(46,245)

A reconciliation of issued and outstanding ordinary shares presented in the combined and consolidated balance sheets to the denominator for the computation of pro forma basic and diluted net loss per share is as follows:

As of December 31, 2023
The number of issued and outstanding ordinary shares	136,159,402
Add: Automatic conversion or redesignation of preferred shares(i)	805,290,445
Denominator used for pro forma basic and diluted net loss per share computation	941,449,847

____________

Note: (i)     Represents the automatic conversion or redesignation of 600,621,204 issued and outstanding preferred shares (excluding Series E-3 and Series F preferred shares) into 600,621,204 ordinary shares on a one-for-one basis, immediately prior to the completion of this offering, and the automatic conversion or redesignation of 43,099,293 Series E-3 preferred shares and 160,532,881 Series F preferred shares at a ratio of approximately 0.9984:1 and 0.9940:1, respectively, into an aggregate of 204,669,241 ordinary shares immediately prior to the completion of this offering.

The following table presents our summary combined and consolidated balance sheets data as of the dates indicated.

	As of December 31,
	2022	2023
	RMB	RMB	US$
	(in thousands)
Summary Combined and Consolidated Balance Sheets Data
Cash and cash equivalents	161,012	295,133	41,569
Restricted cash	7,140	6,674	940
Short-term investments	—	130,261	18,347
Account receivables, net	105,369	145,412	20,481
Amounts due from related parties	92,663	27,237	3,836
Contract assets	39,762	64,469	9,080
Prepaid expenses and other current assets	98,082	95,799	13,493
Total current assets	504,028	764,985	107,746
Total non-current assets	993,755	893,035	125,781
Total assets	1,497,783	1,658,020	233,527
Accounts payables	27,049	38,007	5,353
Short-term loans	70,000	99,000	13,944
Contract liabilities and customer advance	65,001	61,524	8,665
Amounts due to related parties	36,132	7,183	1,012
Operating lease liabilities, current portion	21,318	11,831	1,666
Accrued expenses and other current liabilities	195,732	198,558	27,966
Total current liabilities	415,232	416,103	58,606
Total non-current liabilities	309,215	290,567	40,926
Total liabilities	724,447	706,670	99,532
Total liabilities, mezzanine equity and shareholders’ deficit	1,497,783	1,658,020	233,527

The following table presents our summary combined and consolidated statements of cash flows data for the periods indicated.

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Summary Combined and Consolidated Statement of Cash Flows Data:
Net cash used in operating activities	(428,120)	(440,379)	(163,412)	(23,016)
Net cash used in investing activities	(15,021)	(16,345)	(129,834)	(18,287)
Net cash provided by financing activities	472,864	508,793	428,092	60,296
Net change in cash, cash equivalents and restricted cash	29,808	52,090	133,655	18,825
Cash, cash equivalents and restricted cash at the beginning of the period	86,254	116,062	168,152	23,684
Cash, cash equivalents and restricted cash at the end of the period	116,062	168,152	301,807	42,509

Non-GAAP Financial Measure

We use adjusted loss for the year, which is a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted loss for the year provides useful information about our results of operations and enhances the overall understanding of our past performance and future prospects.

Adjusted loss for the year should not be considered in isolation or construed as an alternative to loss from operations, net loss for the year or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review adjusted loss for the year and the reconciliation to its most directly comparable U.S. GAAP measure. Adjusted loss for the year presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Adjusted loss for the year represents net loss for the year excluding share-based compensation expenses and intangible asset amortization, which we do not consider to be indicative of our core operating performance. The table below sets forth a reconciliation of our net loss for the periods to adjusted net loss for the periods indicated.

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Net loss (GAAP)	(445,294)	(390,851)	(186,580)	(26,281)
Share-based compensation	2,713	—	—	—
Intangible asset amortization(1)	33,096	29,410	27,130	3,821
Adjusted net loss (non-GAAP)	(409,485)	(361,441)	(159,450)	(22,460)

____________

Note: (1)     This represents amortization of intangible assets resulting from business combinations.

VIE Consolidating Schedules

The following tables set forth the summary combined and consolidated balance sheets data as of December 31, 2022 and 2023 of (i) DSC Holdings Ltd., our ultimate holding company; (ii) the WFOEs, namely, Hangzhou Dasouche Information Technology Service Co., Ltd. and CheYiPai (Beijing) Automotive Technology Service Co., Ltd, the PRC subsidiaries of the Company that have entered into contractual arrangements with the VIEs, the VIEs’ shareholders and, as applicable, their spouses; (iii) the VIEs, namely Hangzhou Souche and Beijing Peak, and their respective subsidiaries; and (iv) the Company’s subsidiaries other than the WFOEs, and the related summary of the combined and consolidated statements of income and cash flows data for the years ended December 31, 2021, 2022 and 2023.

Summary consolidating balance sheets data

	As of December 31, 2023
	DSC Holdings Ltd.	WFOEs	VIEs and their subsidiaries	Other subsidiaries	Eliminations	Consolidated
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	50,626	1,619	22,364	220,524	—	295,133
Restricted cash	—	—	—	6,674	—	6,674
Accounts receivable, net	—	436	70,657	74,319	—	145,412
Short-term investments	—	—	—	130,261	—	130,261
Amounts due from related parties	—	1,229	18,095	7,913	—	27,237
Contract assets	—	—	2,866	61,603	—	64,469
Prepayments and other current assets	400	2,607	18,705	74,087	—	95,799
Total current assets	51,026	5,891	132,687	575,381	—	764,985
Non-current assets:
Fixed assets	—	275	726	9,768	—	10,769
Long-term investments	—	—	11,141	13	—	11,154
Contractual interests in VIEs and their subsidiaries	—	607,513	—	—	(607,513)	—
Investments in subsidiaries	903,932	—	—	57,793	(961,725)	—
Intangible assets	—	—	103,019	—	—	103,019
Operating lease right-of-use assets	—	3,492	3,609	8,947	—	16,048
Goodwill	—	—	649,642	—	—	649,642
Amounts due from related parties	—	26,068	48,535	13,933	—	88,536
Other non-current assets	—	3,282	3,675	6,910	—	13,867
Total non-current assets	903,932	640,630	820,347	97,364	(1,569,238)	893,035
Amounts due from the entities within DSC(1)	—	153,176	649,904	979,048	(1,782,128)	—
Total assets	954,958	799,697	1,602,938	1,651,793	(3,351,366)	1,658,020

	As of December 31, 2023
	DSC Holdings Ltd.	WFOEs	VIEs and their subsidiaries	Other subsidiaries	Eliminations	Consolidated
	(in thousands)
LIABILITIES
Current liabilities:
Short-term loans	—	—	30,000	69,000	—	99,000
Accounts payable	—	336	18,527	19,144	—	38,007
Contract liabilities and customer advance	—	516	19,280	41,728	—	61,524
Amounts due to related parties	—	—	5,432	1,751	—	7,183
Operating lease liabilities, current portion	—	3,661	3,309	4,861	—	11,831
Accrued expenses and other current liabilities	—	7,667	116,833	74,058	—	198,558
Total current liabilities	—	12,180	193,381	210,542	—	416,103
Non-current liabilities:
Deferred tax liabilities	—	—	227	—	—	227
Amounts due to related parties, non-current	—	74	74,176	206,926	—	281,176
Operating lease liabilities	—	—	—	4,917	—	4,917
Other non-current liabilities	—	—	—	4,247	—	4,247
Loss in excess of investments in subsidiaries	—	435,560	—	—	(435,560)	—
Total non-current liabilities	—	435,634	74,403	216,090	(435,560)	290,567
Amounts due to the entities within DSC(1)	—	345,567	727,641	917,866	(1,991,074)	—
Total liabilities	—	793,381	995,425	1,344,498	(2,426,634)	706,670
Total mezzanine equity and shareholders’ deficit	954,958	6,316	607,513	307,295	(924,732)	951,350

Summary combined consolidating balance sheets data

	As of December 31, 2022
	DSC Holdings Ltd.	WFOEs	VIEs and their subsidiaries	Other subsidiaries	Eliminations	Combined
	(in thousands)
ASSETS
Current liabilities:
Current assets:
Cash and cash equivalents	—	2,336	40,655	118,021	—	161,012
Restricted cash	—	—	367	6,773	—	7,140
Accounts receivable, net	—	1,805	45,143	58,421	—	105,369
Amounts due from related parties	—	1,995	19,974	70,694	—	92,663
Contract assets	—	—	6,562	33,200	—	39,762
Prepayments and other current assets	—	14,895	24,841	58,346	—	98,082
Total current assets	—	21,031	137,542	345,455	—	504,028
Non-current assets:
Fixed assets	—	614	1,367	14,841	—	16,822
Long-term investments	—	—	19,955	12	—	19,967
Contractual interests in VIEs and their subsidiaries	—	649,627	—	—	(649,627)	—
Investments in subsidiaries	770,400	—	—	343,087	(1,113,487)	—
Intangible assets	—	—	130,149	—	—	130,149
Operating lease right-of-use assets	—	11,320	4,451	83,356	—	99,127
Goodwill	—	—	649,974	—	—	649,974
Amounts due from related parties	—	31	8,686	58,385	—	67,102
Other non-current assets	—	3,312	3,098	4,204	—	10,614
Total non-current assets	770,400	664,904	817,680	503,885	(1,763,114)	993,755
Amounts due from the entities within DSC(1)	—	181,033	572,199	451,626	(1,204,858)	—
Total assets	770,400	866,968	1,527,421	1,300,966	(2,967,972)	1,497,783

	As of December 31, 2022
	DSC Holdings Ltd.	WFOEs	VIEs and their subsidiaries	Other subsidiaries	Eliminations	Combined
	(in thousands)
LIABILITIES
Current liabilities:
Short-term loans	—	—	30,000	40,000	—	70,000
Accounts payable	—	725	6,075	20,249	—	27,049
Contract liabilities and customer advance	—	313	21,533	43,155	—	65,001
Amounts due to related parties	—	—	4,343	31,789	—	36,132
Operating lease liabilities, current portion	—	5,617	2,101	13,600	—	21,318
Accrued expenses and other current liabilities	—	8,648	132,779	54,305	—	195,732
Total current liabilities	—	15,303	196,831	203,098	—	415,232
Non-current liabilities:
Deferred tax liabilities	—	—	3,014	—	—	3,014
Amounts due to related parties, non-current	—	702	41,291	183,583	—	225,576
Operating lease liabilities	—	5,297	1,808	69,842	—	76,947
Other non-current liabilities	—	—	—	3,678	—	3,678
Total non-current liabilities	—	5,999	46,113	257,103	—	309,215
Amounts due to the entities within DSC(1)	—	502,579	634,850	177,511	(1,314,940)	—
Total liabilities	—	523,881	877,794	637,712	(1,314,940)	724,447
Total mezzanine equity and shareholders’ deficit	770,400	343,087	649,627	663,254	(1,653,032)	773,336

Summary of consolidating statements of income data

	For the Year Ended December 31, 2023
	DSC Holdings Ltd.	WFOEs	VIEs and their subsidiaries	Other subsidiaries	Eliminations	Consolidated
	(in thousands)
External parties revenues	—	2,814	284,572	621,658	—	909,044
Intra-group revenues(2)	—	41,600	57,928	19,501	(119,029)	—
Total costs and operating expenses	(443)	(67,346)	(372,098)	(778,757)	119,029	(1,099,615)
Share of loss from subsidiaries, the VIEs and their subsidiaries	(180,835)	(77,053)	—	(100,110)	357,998	—
Net loss	178,364	100,110	30,754	235,350	(357,998)	186,580

Summary of combined consolidating statements of income data

	For the Year Ended December 31, 2022
	DSC Holdings Ltd.	WFOEs	VIEs and their subsidiaries	Other subsidiaries	Eliminations	Combined
	(in thousands)
External parties revenues	—	5,997	218,451	340,508	—	564,956
Intra-group revenues(2)	—	2,636	44,613	13,434	(60,683)	—
Total costs and operating expenses	—	(87,182)	(296,926)	(628,843)	60,683	(952,268)
Share of loss from subsidiaries, the VIEs and their subsidiaries	(382,183)	(294,052)	—	(365,520)	1,041,755	—
Net loss	(382,183)	(365,520)	(38,740)	(646,163)	1,041,755	(390,851)
	For the Year Ended December 31, 2021
	DSC Holdings Ltd.	WFOEs	VIEs and their subsidiaries	Other subsidiaries	Eliminations	Combined
	(in thousands)
External parties revenues	—	629	209,239	177,617	—	387,485
Intra-group revenues(2)	—	33,888	29,499	23,438	(86,825)	—
Total costs and operating expenses	—	(117,181)	(396,432)	(417,526)	86,825	(844,314)
Share of loss from subsidiaries, the VIEs and their subsidiaries	(443,710)	(238,092)	—	(320,735)	1,002,537	—
Net loss	(443,710)	(320,735)	(144,292)	(539,094)	1,002,537	(445,294)

Summary of consolidating cash flow data

	For the Year Ended December 31, 2023
	DSC Holdings Ltd.	WFOEs	VIEs and their subsidiaries	Other subsidiaries	Eliminations	Consolidated
	(in thousands)
Net cash (used in)/provided by operating activities with external parties	676	17,946	(17,365)	(164,669)	—	(163,412)
Net cash (used in)/provided by investing activities with intra-group companies	—	—	—	—	—	—
Net cash (used in)/provided by investing activities with external parties	—	(1,642)	16	(128,208)	—	(129,834)
Net cash (used in)/provided by investing activities with intra-group companies(3)	(250,050)	(33,240)	(77,705)	(80,895)	441,890	—
Net cash (used in)/provided by financing activities with external parties	300,000	(26,666)	(16,028)	170,786	—	428,092
Net cash (used in)/provided by financing activities with intra-group companies(3)	—	42,885	92,791	306,214	(441,890)	—

Summary of combined consolidating cashflow data

	For the Year Ended December 31, 2022
	DSC Holdings Ltd.	WFOEs	VIEs and their subsidiaries	Other subsidiaries	Eliminations	Consolidated
	(in thousands)
Net cash (used in)/provided by operating activities with external parties	—	(87,692)	(9,980)	(342,707)	—	(440,379)
Net cash (used in)/provided by operating activities with intra-group companies(3)	—	—	(12,139)	12,139	—	—
Net cash (used in)/provided by investing activities with external parties	—	51	1,580	(17,976)	—	(16,345)
Net cash (used in)/provided by investing activities with intra-group companies(3)	—	(21,131)	(433,855)	114,793	340,193	—
Net cash (used in)/provided by financing activities with external parties	—	(39,630)	389,167	159,256	—	508,793
Net cash (used in)/provided by financing activities with intra-group companies(3)	—	146,992	49,890	143,311	(340,193)	—
	For the Year Ended December 31, 2021
	DSC Holdings Ltd.	WFOEs	VIEs and their subsidiaries	Other subsidiaries	Eliminations	Consolidated
	(in thousands)
Net cash (used in)/provided by operating activities with external parties	—	(99,038)	(150,124)	(178,958)	—	(428,120)
Net cash (used in)/provided by operating activities with intra-group companies(3)	—	—	4,621	(4,621)	—	—
Net cash (used in)/provided by investing activities with external parties	—	(395)	17,019	(31,645)	—	(15,021)
Net cash (used in)/provided by investing activities with intra-group companies(3)	—	(35,611)	(13,942)	(85,102)	134,655	—
Net cash (used in)/provided by financing activities with external parties	—	87,966	53,216	331,682	—	472,864
Net cash (used in)/provided by financing activities with intra-group companies(3)	—	48,930	70,041	15,684	(134,655)	—

____________

Notes: (1)   Represents the elimination of intercompany balances among DSC Holdings Ltd., our WFOEs and other subsidiaries, and the VIEs and their subsidiaries. The balances of amounts due to our WFOEs by the VIEs and their subsidiaries as of December 31, 2022 and 2023 were RMB278,322 thousand and RMB119,462 thousand (US$16,826 thousand), respectively. The balances of amounts due to VIEs and their subsidiaries by the WFOEs as of December 31, 2022 and 2023 were RMB170,658 thousand and RMB309 thousand (US$44 thousand), respectively.

(2)   Represents the elimination of the intercompany services at the consolidation level. For the years ended December 31, 2021, 2022 and 2023, the total amounts of the service fees charged to the VIEs by our WFOEs under the relevant agreements were RMB28,448 thousand, RMB2,636 thousand and RMB41,600 thousand (US$5,859 thousand), respectively.

(3)   For the years ended December 31, 2021, 2022 and 2023, the VIEs paid to the WFOEs under the relevant agreements for the administrative and delivery services and loans of RMB62,488 thousand, RMB37,101 thousand and RMB49,699 thousand (US$7,000 thousand), respectively.

RISK FACTORS

You are not purchasing equity securities of our subsidiaries that have substantive business operations in China but instead are purchasing equity securities of a Cayman Islands holding company. DSC Holdings Ltd. is a Cayman Islands holding company that conducts all of its business operations in China through its PRC subsidiaries and the VIEs. Such structure involves unique risks to investors in the ADSs. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before making an investment in the ADSs. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs, and as a result, the market price of the ADSs could decline and you could lose all or part of your investment. In particular, as we are a China-based company incorporated in the Cayman Islands, you should pay special attention to the subsection headed “Risks Related to Doing Business in China” below. This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including the risks and uncertainties described below and elsewhere in this prospectus.

Risks Related to Our Business and Industry

If we fail to provide a differentiated and superior customer experience and satisfactory services, the size of our customer base and the demand for our services could decline, and our business would be materially and adversely affected.

Providing a differentiated and superior customer experience and satisfactory services for our customers, including both car dealers and OEMs, are critical to our business. Our ability to provide a high-quality customer experience depends on a number of factors, including:

•        our ability to provide customers with high-quality services;

•        our ability to improve our existing services and upgrade our services;

•        our ability to meet the diverse needs of our customers with ongoing innovation and new services;

•        our ability to maintain and improve operating efficiency, customer experience of online transactions and service quality of our offline networks and personnel;

•        our ability to leverage technology and data to improve our services;

•        our ability to conduct effective sales and marketing activities to attract and retain our customers and maintain our reputation as a trusted brand;

•        our ability to adequately train and manage our employees; and

•        our ability to effectively ensure the quality of services provided by our third-party service providers.

We cannot guarantee that we can continuously provide a differentiated and superior experience to our customers as our business continues to evolve. Our failure to do so would materially and adversely affect our business, financial condition and results of operations.

Our failure to continuously develop new services to meet the evolving needs of customers, or achieve widespread customer adoption of those services, could negatively impact our business and financial results.

Our success depends on our continued innovation to provide services that are useful for customers or that otherwise provide value to customers. Any failure by us to capture the benefits that we expect from our rollout of new services could have an adverse effect on our business and financial results.

In addition to introducing new offerings within our existing services, we anticipate that over time we may reach a point when investments in our current services are less productive and the growth of our revenue will require more focus on developing new services for our customers. These new services, in the aggregate, may need to be widely adopted by our customers in order for us to continue to attract additional customers to our services or we may lose competitive edge in the markets we compete in. Without innovative services, we may be unable to attract additional customers or retain current customers, which could negatively affect our business and financial results. Accordingly, we must continually invest resources in service, technology, and development in order to improve the attractiveness and comprehensiveness of our services and effectively incorporate new internet and mobile technologies into them. These expenses for the development of our services and technology may include costs of hiring additional personnel, engaging third-party service providers and conducting other research and development activities, and our ability to engage in such development may decline as a result of, among others, continued uncertainties around the global macroeconomic conditions and any cost-savings initiatives for our business. Moreover, there can be no assurance that innovations to our services, or the development of future services, will enhance customer engagement, achieve market acceptance, create additional revenue or become profitable. In addition, revenue relating to new services is typically unpredictable and our new services may have lower gross margins, lower retention rates, and higher marketing and selling costs than our existing services. We are likely to continue to modify our pricing models for both existing and new services so that the prices for our offerings reflect the value that those offerings provide to our customers. Our pricing models may not effectively reflect the value of our services, and, if we are unable to provide services that customers want to use, they may reduce or cease the use of our services.

Our business substantially depends on our relationship with our customers, primarily used car dealers and OEMs and their usage of our services. If a significant number of our customers cease to use or do not keep or increase the usage of our services or if we are unable to develop relationship with new customers, our business and financial results would be materially and adversely affected.

Our ability to expand and generate revenue depends, in part, on our ability to maintain and expand our relationships with customers and convince them to increase their use of our services, including both digitalization solutions and transaction services. Our customers’ usage of our services is also affected by their budgets and spending patterns, which, in turn may be affected by macro-economic or other factors beyond of our control. If our customers do not increase their use of our services, our revenue may not grow and our results of operations may be harmed. We may also be required to spend significantly more on sales and marketing than we currently plan to spend in order to maintain or increase revenue. These additional expenditures could adversely affect our business, results of operations, and financial condition. Our customers may cease, or reduce their usage of our services due to a variety of reasons or factors, such as constrained budgets for spending on digitalization solutions and transaction services during economic downturns, dissatisfaction arising from perceived shortcomings in the quality of our offerings, rapid technological advancements rendering our services obsolete, allegations and rumors relating to our services, and other circumstances that are outside our or our customers’ control. More specifically, the subscription fees paid to us by used car dealers and new car brokers for access to our digitalization solutions are an increasingly important part of our revenue, and the majority of our contracts with these customers currently provide for one-year committed terms, with no contractual obligations requiring them to maintain its relationship with us beyond the committed term. Accordingly, these used car dealers and new car brokers may cancel their subscriptions with us in accordance with the terms of their subscription and may choose not to renew their subscriptions upon expiration. In such events, our business and financial results may be materially and adversely affected.

Our past performance is not indicative of our future growth, and our revenue growth in the future is uncertain.

Our revenue increased from RMB387.5 million for the year ended December 31, 2021 to RMB565.0 million for the year ended December 31, 2022, representing a 45.8% increase between such periods. Our total revenues further increased to RMB909.0 million (US$128.0 million) for the year ended December 31, 2023, representing a 60.9% increase compared with 2022. Our revenue for 2024 and beyond may not grow at such a rate and could potentially be impacted by external factors outside our control. In addition, we will not be able to grow as expected, or at all, if we fail to increase the number of customers using our services, maintain and expand the number of dealers and OEMs that subscribe to our services and maintain and increase the fees that they are paying, further improve the quality of our services and introduce high quality new services, and provide more value-added services to our customers. If our revenue declines or fails to grow, investors’ perceptions of our business may be adversely affected, and our financial position may deteriorate.

Prior to the Restructuring, Souche Holdings Ltd was the sole entity for equity financing and the cash proceeds from such equity financings were allocated on an as-needed basis between the businesses we currently operate and the other subsidiaries of Souche Holdings Ltd. The cash allocated to us have been recorded as inter-company loans, as opposed to capital contribution, from Souche Holdings Ltd. After the Restructuring, the Predecessor continued to provide interest-free loans to the Group to meet the working capital needs. Certain of these loans were subsequently waived or extended. As a result, our historical financial information may not be indicative of our future results of operations, financial position, shareholders’ deficit and cash flows, had we operated as a standalone entity and contracted at arm’s length with unrelated third parties for funding. For more details about the Restructuring, see “Corporate History and Structure.” For more information about our transactions with Souche Holdings Ltd, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources,” “Related Party Transactions” and Note 1 to our combined and consolidated financial statements included elsewhere in this prospectus.

We have a history of losses and have negative cash flows from operations, and we may not be able to achieve or sustain profitability in the future.

We have a history of losses. We incurred losses from operations of RMB456.8 million, RMB387.3 million and RMB190.6 million (US$26.8 million) in 2021, 2022 and 2023, respectively. In addition, we had negative cash flow from operating activities of RMB428.1 million, RMB440.4 million and RMB163.4 million (US$23.0 million) in 2021, 2022 and 2023, respectively.

Our ability to achieve profitability is heavily dependent on our ability to successfully execute our business plans in order to decrease operating cash outflows, including increasing sales of our services and continuing to control and optimize operating costs and expenses. To execute these business plans, we will continue to gain reputation among customers and brand recognition through offering high-quality services, which may also boost our market share in the respective markets. Meanwhile, we will continue to optimize our cost and expense structure to improve the capital and operating efficiency of our business. However, we may need to continue to invest heavily in various aspects of our operations, such as labor, infrastructure, research and development, and sales and marketing, to facilitate our expansion in the future. These investments may not lead to revenue increase or generate positive cash flows in time, or at all.

We may continue to incur significant losses in the future for a number of reasons, including reduced demand for our services, increasing competition, sluggishness in the automobile industry generally and of the business of our customers in particular and other risks described in this prospectus, and we may encounter unforeseen expenses, difficulties, complications and delays, and other unknown factors. If we continue to incur losses in the future, we may not be able to reduce costs effectively because many of our costs are fixed. In addition, if we reduce variable costs to respond to losses, this may affect our ability to acquire customers, improve our services and grow our revenues. Accordingly, we may not be able to achieve or maintain profitability and we may continue to incur significant losses in the future, and this could seriously harm our business and cause the price of our common stock to decline.

Our business is subject to risks related to China’s auto commerce industry, including industry-wide and macro-economic risks.

We provide car dealers and OEMs in China with a comprehensive range of digitalization solutions and transaction services. We cannot assure you that this market will continue to grow rapidly in the future. Furthermore, the growth of China’s new car and used car industry could be affected by many factors, including:

•        general economic conditions in China and around the world;

•        macroeconomic issues around the world, such as global semiconductor chip shortage; the growth of disposable household income and the availability and cost of credit available to finance used car purchases;

•        the growth and evolution of and challenges in China’s automobile industry;

•        the growth of China’s auto financing industry;

•        consumer acceptance of used cars and willingness to purchase used cars;

•        people’s general preference for passenger vehicles as the means of transportation;

•        consumer acceptance of financing car purchases;

•        taxes and other incentives or disincentives related to used car purchases and ownership;

•        environmental concerns and measures taken to address these concerns;

•        the cost of energy, including gasoline prices, and the cost of car license plates in various cities with license plate lottery or auction systems;

•        the improvement of highway system and availability of parking facilities;

•        other government policies relating to used cars and auto financing in China;

•        fluctuations in the sales and price of new and used cars;

•        the COVID-19 pandemic or any other serious contagious diseases;

•        ride sharing, transportation networks, and other fundamental changes in transportation pattern; and

•        other industry-wide issues, including supply and demand for used cars, age distribution of cars, seasonality of used car retail market and supply chain challenges.

Any adverse change to these factors could reduce demand for used cars and hence demand for our services, and our business, financial condition and results of operations could be materially and adversely affected.

Purchases of used vehicles are typically discretionary for consumers and have been, and may continue to be, affected by negative trends in the economy and other factors, including the availability of new vehicles, the difference between wholesale and retail prices, rising interest rates, the cost of energy and gasoline, changes in consumer behavior, the availability and cost of consumer credit, and the reduction in consumer confidence. Fears of recession, stock market volatility, inflationary pressures, inflation and regulations as a result of the COVID-19 pandemic may lead to a decrease in consumer demand for used vehicles. These factors may have a negative impact on our customers’ ability and willingness to purchase our services which could, in turn, have an adverse effect on our business, financial condition and results of operations.

General business and economic condition, including a severe and prolonged global economic recession and the slowdown in the Chinese economy, may adversely affect our business and results of operations.

The market for automotive industry in China is affected by general business and economic conditions, especially as a result of the general uncertainties around the global macroeconomic conditions, the continued impact of the COVID-19 pandemic and inflationary pressures, among other factors. Volatility caused by such events has resulted in, or may result in, customers’ reduced demand for our services, reduced spending on vehicles, inability of customers to obtain credit to finance purchases of vehicles, and decreased confidence to make discretionary purchases. In addition, global inflation has increased during 2022 and disruptions induced by the COVID-19 and associated disruptions in global demand, supply, geopolitical events, logistics and labor markets may also adversely affect the market for automotive.

The global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2012 compared to the previous decade. According to the National Bureau of Statistics of China, China’s GDP growth was slowing down in recent years. There is uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including China and the United States, even before 2020. Unrest, terrorist threats and the potential of war in the Middle East and elsewhere may increase market volatility across the globe. In particular, there is uncertainty about the future relationship between China and the United States with respect to trade policies, treaties, government regulations and tariffs. It is unclear whether these challenges and uncertainties will be contained or resolved and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, financial condition and results of operations.

Our limited operating history makes it difficult to evaluate our future prospects and results of operations.

We believe that our future success depends on our ability to achieve sustainable and profitable growth. We have recently completed a business restructuring and have a limited history operating as an integrated business focusing on digitalization solutions and transaction services. For more information about the restructuring, see “Corporate History and Structure.” Our limited operating history and significant growth make it difficult to evaluate our future prospects and results of operations. In addition, fluctuations in results could make period-to-period comparisons difficult. You should consider our future prospects in light of the risks and challenges encountered by a company with a limited operating history. These risks and challenges include, among others:

•        the uncertainties associated with our ability to continue our growth and maintain profitability;

•        preserving our competitive position in the markets in which we operate;

•        offering consistent and high-quality services to retain and attract customers;

•        implementing our strategies and modifying them from time to time to respond effectively to competition and changes in customer preferences;

•        enhancing awareness of our brand and continuing to build customer loyalty; and

•        recruiting, training and retaining qualified managerial and other personnel.

If we are unsuccessful in addressing any of these risks or challenges, our business may be materially and adversely affected.

We cannot guarantee that our monetization strategies, including up- and cross-selling initiatives, will be successfully implemented or generate sustainable revenues and profits.

We are at the early stage of monetizing our multiple services, and our monetization model is evolving. We believe we are in the early stage of monetizing our services, and our monetization strategies primarily include, among others, (i) enhancing the premium features and functions of our digitalization solutions to drive paying dealer conversion, (ii) leveraging our digitalization solutions to up- and cross-sell our transaction services, and (iii) introducing our wide range of transaction services to our existing customers. However, our new monetization initiatives are uncertain and may not achieve the anticipated effect. For instance, with respect to DaFengChe, we currently used a freemium model to acquire dealer participation and generate revenues by selling dealers annual subscription packages that allow them to access additional functionalities and privileges. Nonetheless, we cannot guarantee that we can successfully convert non-paying dealers into paying customers or we will be able to successfully up and cross-sell our services to customers.

We cannot assure you that we can successfully implement the existing business model to generate sustainable revenues, especially with respect to our attempts in broadening monetization model with limited track records, or that we will be able to develop new monetization strategies to grow our revenues. If we fail to maintain the implementation of our existing business model or develop new monetization approaches, we may not be able to maintain or increase our revenues or effectively manage any associated costs.

In addition, we may introduce new services for which we have little or no prior development or operating experience. If these new services fail to meet customers expectations or achieve expected adoption among customers, we may fail to diversify our revenue streams or generate sufficient revenues to justify our investments and costs, and our business and operating results may suffer as a result.

We may face increasing competition or be unable to continue to compete effectively in our industry, which may lead to loss of market share, reduced revenue, increased expenses, departures of qualified employees and disputes with competitors. Furthermore, our current and potential competitors may have significantly greater resources than we do and may also develop and market new services that may adversely affect our business and operating results.

We face intense competition in the industry we operate. Our competitors primarily include other providers of transaction services for car dealers and OEMs, most of whom operate on small scales in local markets. Due to their limited operating scale, these competitors may be able to adapt to industry developments and regulatory changes more quickly and efficiently than we do and may offer comparable services at more competitive prices. Our current and future competitors may also have significantly more resources than we do, including financial, technological, marketing and other resources and may be able to devote greater resources to the development and promotion of their platforms and services. They may have deeper relationships with dealerships, OEMs, financial institutions providing auto financing services and other third-party service providers than we do. This could allow them to develop new services, adapt more quickly to changes in technology and undertake more extensive marketing campaigns, which may render our services less attractive to customers and businesses and cause us to lose market share. Moreover, intense competition in the markets we operate in may reduce our gross margin, lower our service fees, increase our operating expenses and capital expenditures, and lead to departures of our qualified employees. Failure to compete with current and potential competitors could materially harm our business, financial condition and results of operations. Furthermore, we may also be harmed by negative publicity instigated by our competitors, regardless of its validity. We encountered and may in the future continue to encounter various disputes with our competitors, including lawsuits involving claims asserted under intellectual property infringement, unfair competition and defamation, which may adversely affect our business and reputation and may divert our management team’s attention from implementing our business strategies and adversely affect our business operation and financial condition.

If we are unable to compete with our competitors, the demand for our services could substantially decline. In addition, if one or more of our competitors were to merge or partner with another one of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. Our competitors may also establish or strengthen cooperative relationships with our current or future suppliers, or other parties with whom we have collaborations, thereby limiting our ability to develop, improve and grow our business. We may not be able to compete successfully against current or future competitors, and competitive pressures may harm our revenue, business and financial results.

If we are unable to effectively manage our growth or implement our business strategies, our business, financial condition and results of operations may be materially and adversely affected.

Our business and prospects depend in part on our ability to effectively manage our growth or implement our growth strategies. As part of our business strategies, we intend to continue to enhance our leadership in digitalizing auto commerce in China, increase the penetration of our transaction services, promote AI-enabled application to empower auto merchants, and expand globally leveraging our digitalization capabilities and industry know-how. Our experience in the markets in which we currently operate may not be applicable to the new markets we intend to expand into, and we may therefore not be able to leverage our existing experience to grow further. As a result, our expansion, business and monetization strategies may not be successful. Furthermore, expanding into new geographical markets will require us to hire additional employees to cover these markets. To sustain our growth, we will incur additional compensation and payroll costs, office rental expenses and other costs, as well as experience additional strain on our managerial resources. If we are unable to successfully implement our business strategies to manage our growth and generate sufficient revenues to cover our increased costs and expenses, our business, financial condition and results of operations may be materially and adversely affected.

Furthermore, our expansion into new service categories may expose us to new challenges and more risks. Although we have been successful in expanding into new service categories and businesses, we cannot assure you that we will be able to continue our success in expansion into new service categories. Our lack of experience with these new service categories may adversely affect our prospects and our ability to compete with the existing market players in any of these service categories. Moreover, the expansion into new businesses may disrupt our ongoing business, distract our management and employees and increase our expenses to cover unforeseen or hidden liabilities or costs. We may also face challenges in achieving the expected benefits of synergies and growth opportunities in connection with these new service categories and businesses. Besides, we may be subject to additional compliance requirements for these new service categories and businesses. Failure to expand successfully may also diminish investor confidence in our decision-making and execution capabilities, which could materially and adversely affect our business, results of operations, financial condition and prospects.

Moreover, our business upgrade and expansion may lead to new challenges and risks. As a result, we need to continuously expand and enhance our infrastructure and technology, and improve our operational and financial systems, procedures and internal controls. We also need to train, manage and motivate our employees. In addition, we need to maintain and strengthen our relationships with our suppliers, customers, third-party service providers and other third parties. We cannot assure you that our personnel, infrastructure, systems, procedures and internal controls will be adequate to support our operations. Effectively managing our growth is dependent on a number of other factors, including our ability to:

•        help our customers locate high-quality used vehicles;

•        continue to improve our existing services and customer’s satisfaction;

•        launch new services and develop cross-selling opportunities;

•        stabilize our costs and expenses and enhance our efficiency;

•        recruit and retain skilled and experienced employees;

•        strengthen relationships with our existing business partners and establish collaborations with new business partners;

•        improve our risk management and internal control;

•        effectively expand into new geographic markets;

•        establish relationships with third-party service providers in new geographical areas into which we plan to expand;

•        upgrade our technology and continue to innovate new services; and

•        enhance synergies among our services.

If we fail to effectively manage our growth or implement our business strategies, our business, financial condition and results of operations may be materially and adversely affected.

Failure to achieve the anticipated synergies among our diverse portfolio of services could materially and adversely affect our business.

Over the years, we have continued to invest in promoting synergies among our services, with a view to not only achieving greater economies of scale but also creating compelling long-term values to our customers. We have already constructed a solid bedrock of digitalization solutions that can address our customers’ daily operation need. Building on our comprehensive digitalization solutions, we have introduced various transaction services to our customers and integrated such transactions into our digitalization solutions. For example, we are in the process of further integrating DaFengChe and CheYiPai to allow dealers to list their inventories and complete vehicle sales more easily. Furthermore, we expect the synergies between our complementary transaction services to enable us to up- and cross-sell our different transaction services to the same customer to assist them with vehicle transactions. Failure to achieve the anticipated synergies from the integration of our services would materially affect our business, financial condition and results of operations.

Our business generates and processes a large amount of data and is subject to various evolving laws and regulations regarding cybersecurity and data privacy. Failure to address cybersecurity and data privacy concerns could subject us to significant reputational, financial, legal and operational consequences, and deter current and potential customers from using our services.

Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting a large amount of data that our business generates and processes from the significant number of vehicle transactions our platform facilitates. In particular, we face a number of challenges relating to data from transactions and other activities on our platform, including:

•        protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees or business partners;

•        addressing concerns related to sharing, safety, security and other privacy factors; and

•        complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to these data.

In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

We are subject to various cybersecurity, data security and personal information protection laws and regulations in China, including without limitation, the PRC Civil Code, the Cybersecurity Law, the Data Security Law, the Personal Information Protection Law. See “Regulation — Regulations on Information Security and Privacy Protection.” Moreover, different regulatory bodies in China, including the Ministry of Industry and Information Technology (the “MIIT”), the CAC, the Ministry of Public Security and the State Administration for Market Regulation (the “SAMR”), have enforced cybersecurity, data privacy and protections laws and regulations with various standards and applications. The changes and developments in enforcement of data privacy and protection laws have resulted in challenges in ensuring full compliance and increase our operating cost, as we need to spend time and resources to deal with various inspections for compliance. While we have adopted rigorous and comprehensive policies for the collection, processing, sharing, disclosure authorization and other aspects of data use and privacy and taken necessary measures to comply with applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of these policies and measures undertaken by us, or by dealers or other business partners on our platform. Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may result in negative publicity and legal proceedings or regulatory actions against us, and could result in fines, revocation of licenses, suspension of relevant operations or other legal or administrative penalties, which may in turn damage our reputation, discourage current and potential customers and subject us to fines and damages, which could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, the PRC regulatory and enforcement regime with regard to cybersecurity and data protection is still evolving. PRC regulators have been increasingly focused on regulation in the areas of cybersecurity and data protection. The following are examples of recent PRC regulatory activities in this area.

•        In recent years, the PRC government has increasingly tightened the regulation of cybersecurity and the data security. The Cybersecurity Law of the PRC (the “Cybersecurity Law”) promulgated by the Standing Committee of the National People’s Congress (the “SCNPC”), has come into force on June 1, 2017. In addition, the Data Security Law of PRC (the “Data Security Law”) was promulgated by the SCNPC on June 10, 2021 and took effect on September 1, 2021.

•        The Personal Information Protection Law (the “Personal Information Protection Law”) was released on August 20, 2021 and became effective on November 1, 2021. On July 7, 2022, the CAC released the Measures for Security Assessment of Cross-border Transfer of Data, which took effect on September 1, 2022 and is applicable to cross-border transfers of personal information and important data collected and generated in China under certain circumstances. On February 22, 2023, the CAC further released the Measures for the Standard Contract for Cross-border Transfer of Personal Information, which became effective on June 1, 2023. While we do not believe our current business operation involves any transmission, use and exchange of information that comes under the definition of “cross-border transfers of personal information and important data” under the foregoing laws and regulations, as our business continues to grow, there may arise circumstances where we engage in such cross-border transfers of personal information and important data, including in order to satisfy the legal and regulatory requirements, in which case we may need to comply with the foregoing requirements as well as any other limitations under PRC laws then applicable. Complying with these laws and requirements could cause us to incur substantial expenses or require us to alter or change our practices in ways that could harm our business. Additionally, to the extent we are found to be not in compliance with these laws and requirements, we may be subject to fines, regulatory orders to suspend our operations or other regulatory and disciplinary sanctions, which could materially and adversely affect our business, financial condition and results of operations.

•        On July 30, 2021, the State Council of the PRC promulgated the Provisions on Protection of Critical Information Infrastructure (the “CII Protection Regulations”), which became effective on September 1, 2021. Pursuant to the CII Protection Regulations, “critical information infrastructures,” or “CIIs,” refer to any important network facilities or information systems of the important industry or field such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector shall be responsible for formulating eligibility criteria and identifying the CII operators, or CIIOs, in the respective industry or sector, and the CIIOs shall be responsible for protecting the CIIs’ security by performing certain prescribed obligations.

As of the date of this prospectus, we have not been informed by CAC or any other PRC government authorities that we are identified or will be deemed as a CIIO. However, since the criteria for determining CIIOs remains subject to further clarification, we cannot assure you that we will not be identified as a CIIO by any competent regulatory authority in the future.

•        On December 28, 2021, the CAC and several other administrations jointly promulgated the Measures for Cybersecurity Review (the “Cybersecurity Review Measures”), which became effective on February 15, 2022. The Cybersecurity Review Measures provide that (i) a “network platform operator” holding over one million users’ personal information shall apply for a cybersecurity review when listing their securities “in a foreign country”, (ii) a CIIO that intends to purchase internet products and services that affect or may affect national security shall apply for a cybersecurity review, and (iii) a “network platform operator” carrying out data processing activities that affect or may affect national security shall apply for a cybersecurity review. As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures, we have applied for and completed a cybersecurity review with respect to our proposed overseas listing pursuant to the Cybersecurity Review Measures.

•        In addition, on November 14, 2021, the CAC commenced to publicly solicit comments on the Regulations on the Administration of Cyber Data Security (Draft for Comments) (the “Draft Cyber Data Security Regulation”). The Draft Cyber Data Security Regulation has not been officially enacted as of the date of this prospectus. According to the Draft Cyber Data Security Regulation, data processors shall apply for a cybersecurity review when carrying out the following activities: (i) the merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests, which affect or may affect national security; (ii) data processors that handle personal information of more than one million people contemplating to list its securities on a “foreign” stock exchange; (iii) data processors contemplating to list its securities on a stock exchange in Hong Kong, which affects or may affect national security; and (iv) other data processing activities that affect or may affect national security. According to the PRC National Security Law, “national security” refers to a status in which the regime, sovereignty, unity, territorial integrity, welfare of the people, sustainable economic and social development, and other vital interests of the state are relatively not in danger and not threatened internally or externally and the ability to maintain a sustained security status. However, the criteria for determining the circumstances that “affect or may affect national security” for the purpose of the Draft Cyber Data Security Regulation are subject to further clarification by the CAC. It also remains uncertain when the Draft Cyber Data Security Regulation will be adopted and become effective and whether it will be adopted in its current draft form. It also remains uncertain whether future regulatory changes would further affect our business operations. We will closely monitor and assess any development in the rulemaking process. If the enacted version of the Draft Cyber Data Security Regulation mandates additional clearance and other specific actions to be completed by China-based companies listed on a foreign stock exchange like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

For a more detailed discussion of the applicability of the Cybersecurity Review Measures and the Draft Cyber Data Security Regulation and how we will comply with these regulations, see “Regulation — Regulations on Information Security and Privacy Protection.”

In addition to government regulation, privacy advocates and industry groups have and may in the future propose self-regulatory standards from time to time. These and other industry standards may legally or contractually apply to us, or we may elect to comply with such standards. We expect that there will continue to be new proposed laws and regulations concerning data privacy and security, and we cannot yet determine the impact of such future laws, regulations and standards may have on our business. New laws, amendments to or reinterpretations of existing laws, regulations, standards and other obligations may require us to incur additional costs and restrict our business operations. Because the interpretation and application of laws, regulations, standards and other obligations relating to data privacy and security are still uncertain, it is possible that these laws, regulations, standards and other obligations may be interpreted and applied in a manner that is inconsistent with our data processing practices and policies or the features of our services. If so, in addition to the possibility of fines, lawsuits, complaints, inquiries, allegations, regulatory investigations, public censure, other claims and penalties, and significant costs for remediation and damage to our reputation, we could be materially and adversely affected if legislation or regulations are expanded to require changes in our data processing practices and policies or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively impact our business, financial condition and results of operations. Furthermore, the developing requirements relating to clear and prominent privacy notices (including in the context of obtaining informed and specific consents to the collection and processing of personal information, where applicable) may potentially deter end users from consenting to certain uses of their personal information.

In general, negative publicity of us or our industry regarding actual or perceived violations of our end users’ privacy-related rights, including fines and enforcement actions against us or other similarly placed businesses, also may impair users’ trust in our privacy practices and make them reluctant to give their consent to share their data with us. Any inability to adequately address data privacy or security-related concerns, complaints, inquiries or allegations when they arise, even if unfounded, or to comply with applicable laws, regulations, standards and other obligations relating to data privacy and security, could result in additional cost and liability to us, harm our reputation and brand, damage our relationships with consumers and have a material and adverse impact on our business, financial condition and results of operations. In addition, due to data privacy or data security concerns, our ability to retain or increase our user base and user engagement may be materially and adversely affected, we may not be able to maintain or grow our revenue as anticipated and our financial results could be materially and adversely affected.

With regard to our commercial arrangements, we and our counterparties, including business partners and external service providers, might be subject to contractual obligations regarding the processing of personal information. While we believe our and our counterparties’ conduct under these agreements is in material compliance with all applicable laws, regulations, standards, certifications and orders relating to data privacy or security, we or our counterparties may fail, or be alleged to have failed, to be in full compliance. In the event that our acts or omissions result in alleged or actual failure to comply with applicable laws, regulations, standards, certifications and orders relating to data privacy or security, we may incur liability. While we endeavor to include indemnification provisions or other protections in such agreements to mitigate liability and losses stemming from our counterparties’ acts or omissions, we may not always be able to negotiate for such protections and, even where we can, there is no guarantee that our counterparties will honor such provisions or that such protections will cover the full scope of our liabilities and losses.

While we strive to comply with our internal data privacy guidelines as well as all applicable data privacy and security laws and regulations and contractual obligations in respect of personal information, there is no assurance that we are able to comply with these laws, regulations and contractual obligations in all respects. Any failure or perceived failure by us, external service providers or business partners to comply may result in proceedings or actions against us, including fines and penalties or enforcement orders (including orders to cease processing activities) being levied on us by government agencies or proceedings or actions against us by our business partners, customers or end-users, including class action privacy litigation in certain jurisdictions (if applicable), and could damage our reputation and discourage current and future users from using our services, which could materially and adversely affect our business, financial condition and results of operations. We from time to time conduct internal review on our compliance with internal guidelines and applicable laws and regulations concerning data privacy and security. These internal reviews have revealed several issues and vulnerabilities, such as our failure to process sensitive information in strict compliance with applicable data privacy laws and regulations, or to make filings with the competent authorities for our use of recommendation algorithms, among other things. As of the date of this prospectus, we have implemented or are in the process of implementing measures to address the aforesaid deficiencies. However, there is no guarantee that these measures will be effective or that deficiencies in our past data privacy and security practices will not subject us to legal and regulatory liabilities, in which case our business, financial condition and results of operations may be materially and adversely affected.

In addition, compliance with applicable laws on data privacy requires substantial expenditure and resources, including to continually evaluate our policies and processes and adapt to new requirements that are or become applicable to us on a jurisdiction-by-jurisdiction basis, which would impose significant burdens and costs on our operations or may require us to alter our business practices. Concerns about the security of personal information also could lead to a decline in general Internet usage, which could result in a decrease in demand for our services and have a material and adverse effect on our business, financial condition and results of operations.

We collect, process, store, transfer, share, disclose, and use information and data from our customers, and our actual or perceived failure to protect such information and data or respect our customers’ privacy could damage our reputation and brand and harm our business and operating results.

Some functions of our services involve the storage and transmission of consumers’ information, such as contact information of consumers who connect with dealers, profile information of users who create accounts on our platforms, as well as dealers’ and vehicles’ information. Some of this information may be private, and security breaches could expose us to a risk of loss or exposure of this information, which could result in potential liability, litigation, and remediation costs. We may also be liable for improper collection, use or appropriation of personal information provided by our users. For example, hackers could steal our users’ profile passwords, names, email addresses, phone numbers, and other personal information. We rely on encryption and authentication technology developed by ourselves or licensed from third parties (as applicable) to secure transmission of such information. Like all information systems and technology, our websites, mobile applications, and information systems are subject to computer viruses, break-ins, phishing attacks, attempts to overload the systems with denial-of-service or other attacks, ransomware, and similar incidents or disruptions from unauthorized use of our computer systems, any of which could lead to interruptions, delays, or website shutdowns, and could cause loss of critical data and the unauthorized disclosure, access, acquisition, alteration, and use of personal or other confidential information. If we experience compromises to our security that result in website or mobile application performance or availability problems, the complete shutdown of our websites or mobile applications, or the loss or unauthorized disclosure, access, acquisition, alteration, or use of confidential information, consumers, customers, partners, vendors, and employees may lose trust and confidence in us, and dealers may decrease the use of our digitalization solutions, or stop or downgrade their subscriptions with us.

Further, outside parties have attempted and will likely continue to attempt to fraudulently induce our customers, dealers, employees, consumers, or third-party service providers to disclose sensitive information in order to gain access to our information or the information of customers’, consumers’, dealers’, employees’ and third-party service providers. As cyberattacks increase in frequency and sophistication, our cyber-security and business continuity plans may not be effective in anticipating, preventing and effectively responding to all potential cyber-risk exposures. In addition, because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, are often not recognized until after having been launched against a target, and may originate from less regulated and remote areas around the world, we may be unable to proactively address these techniques or to implement adequate preventative measures.

Any or all of the issues above could adversely affect our brand reputation, negatively impact our ability to attract new customers and increase engagement by existing customers, cause existing customers to reduce or stop the use of our services or close their accounts, cause existing customers to cancel their contracts, cause employees to terminate their employment, cause employment candidates to be unwilling to pursue employment opportunities or accept employment offers, and/or subject us to governmental or third-party lawsuits, investigations, regulatory fines, or other actions or liability, thereby harming our business, financial condition and results of operations.

Our systems and software may be subject to security breaches, interruptions, failures and/or other errors. Real or perceived error or failures in our software and system could negatively impact our results of operations and growth prospects.

Our system and software may be subject to security breaches.

Our success depends on the confidence of dealers, OEMs and our other network users/participants and data providers in our ability to store, process and transmit confidential information securely over the Internet or otherwise and operate our computer systems and operations without significant disruption or failure. We transmit substantial amounts of confidential information, including non-public personal information of consumers, over the Internet. Moreover, even if our security measures are adequate, concerns over the security of third-party data that we store, process and transmit, which may be heightened by any well-publicized compromise of security, may deter customers from using our services and/or deter vendors from providing their products to us. If our security measures are breached and unauthorized access to confidential information is obtained, our network may be perceived as not being secure and our customers may curtail or stop using our network or other systems and/or vendors may curtail or stop providing their products to us. Any failure of, or lack of confidence in, our secure online services could have a material adverse effect on our business, prospects, financial condition and results of operations.

Large commercial, healthcare, and financial entities with sophisticated security operations have been impacted by security breaches through malware and unintended system entry through compromised credentials or by other advanced means. Despite our focus on data security, we may not be able to stop unauthorized attempts to gain access to data that we store, process and transmit or to stop disruptions in the transmission or provision of data and communications among our network participants. Advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments could result in a compromise or breach of the algorithms used by our services to protect data contained in our, our customers’ and/or our vendors’ databases and the information being stored, processed or transferred.

Although we generally limit warranties and liabilities relating to data and system security in our customer and vendor contracts, they or third parties may seek to hold us liable for any losses suffered as a result of unauthorized access to their confidential information or non-public personal Information of their customers. In addition, we may not have limited our warranties and liabilities sufficiently or have adequate insurance to cover these losses. We may be required to expend significant capital and other resources to protect against security breaches and/or to alleviate the problems caused. Our security measures may not be sufficient to prevent security breaches, and any failure to prevent security breaches and/or alleviate any problems caused by security breaches could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our network and systems may be vulnerable to interruptions or failures.

From time to time, we have experienced, and may experience in the future, network or system slowdowns and interruptions. These network and system slowdowns and interruptions may interfere with our ability to do business. Although we believe we have made and are continuing to make the appropriate upgrades to our system, regularly back up data and take other measures to protect against data loss and system failures, there is still risk that we may lose critical data or experience network failures. Such failures or disruptions may result in lost revenue opportunities for our customers, which could result in litigation against us or a loss of customers. Additionally, we have service level agreements with certain of our customers that may result in penalties or trigger cancelation rights in the event of a network slowdown or interruption. This could have a material adverse effect on our business, prospects, financial condition and results of operations.

Real or perceived errors or failures in our software and systems could negatively impact our results of operations and growth prospects.

We depend upon the sustained and uninterrupted performance of numerous proprietary and third-party technologies to deliver our services. If one or more of those technologies cannot scale up to meet demand, or if there are errors in our execution of any feature or functionality using any such technologies, then our business may be harmed. Because our software is often complex, undetected errors and failures may occur, especially when new versions or updates are made. Despite our testing, errors or bugs in our services or in third-party programs integrated with our services may not be found until the software or service is in active use by us or our customers. Moreover, our customers could incorrectly implement or inadvertently misuse our services, which could result in customers’ dissatisfaction and adversely impact the perceived utility of our services as well as our brand. Any of these real or perceived errors, failures or bugs could result in negative publicity, reputational harm, loss of or delay in market acceptance of our services, loss of competitive position or claims by customers for losses sustained by them, all of which, along with the costs of responding to such effects, may have a material adverse effect on our business, prospects, financial condition and results of operations.

Our systems may be harmed by events beyond our control.

Our computer systems and operations are vulnerable to damage or interruption from natural disasters, such as fires, floods and hurricanes, or from power outages, telecommunications failures, terrorist attacks, network service outages and disruptions, “denial of service” attacks, computer viruses, break-ins, sabotage and other similar events beyond our control. The occurrence of any such event at our facilities, any third-party facility we utilize, or the disaster recovery center we use, could cause interruptions to or delays in our business and loss of data, or could render us unable to provide our services. In addition, the failure of a third-party facility to provide the data communications capacity required by us, as a result of human error, bankruptcy, natural disaster or other operational disruption, could cause interruptions to our computer systems and operations. The occurrence of any or all of these events could have a material adverse effect on our business, prospects, financial condition and results of operations.

We collect information from third-party platforms and purchase data from third-party data providers. If we are unable to maintain or grow such relationships, or experience interruptions in the products or services they provide, our financial condition or results of operations could be adversely affected.

We collect information from various third-party platforms to better serve our customers. We also obtain data from certain third-party data providers, including inventory management systems, automotive website providers, customer relationship management systems, dealer management systems, and third-party data licensors. Our business relies on our ability to obtain information and data for the benefit of our customers. We could experience interruptions in our information or data access for a number of reasons, including difficulties in renewing our agreements or collaborations with information or data providers, changes to the software used by information or data providers, efforts by industry participants to restrict access to information or data, increased fees we may be charged by information or data providers and the continuing effects of macroeconomic conditions. Our business operations and financial condition could be negatively affected if any current provider terminates its relationship with us or our service from any provider is interrupted. If there is a material disruption in the data provided to us, the information that we provide to our customers using our services may be limited. In addition, the quality, accuracy, and timeliness of this information may suffer, which may lead to a less valuable and less transparent customer experience for using our services and could negatively affect our business and operating results.

Activities of our customers or business partners on our platforms could damage our brand, subject us to liability, and harm our business and financial results.

Our terms of service and acceptable use policy prohibit our customers and business partners from using our services to engage in illegal or otherwise prohibited activities and our terms of service and acceptable use policy permit us to terminate a customer’s or a business partner’s account if we become aware of such use. Customers or business partners may nonetheless engage in prohibited or illegal activities or upload or store content in violation of applicable laws, without our knowledge, which could subject us to liability. Furthermore, our brand may be negatively impacted by the actions of customers or business partners that are deemed to be hostile, offensive, inappropriate or illegal. While we use technology to monitor for the compliance status of customers and business partners against our terms of service and acceptable use policy for a number of our services, we do not proactively and comprehensively monitor or review the appropriateness of the content posted by our customers or business partners in connection with our services and we do not have control over their activities or the activities in which other users on our digital platform may engage. The safeguards we have in place may not be sufficient for us to avoid liability or avoid harm to our brand, especially if such hostile, offensive, inappropriate or illegal use is high profile, which could adversely affect our business and financial results. The laws relating to the liability of online service providers are evolving and subject to challenges including claims related to defamation, libel, breach of contract, invasion of privacy, negligence, and copyright or trademark infringement. Developments in these laws in various jurisdictions could subject us to liability, penalties or restrictions on our business.

A significant disruption to service on our websites or mobile applications could damage our reputation and result in a loss of customers, which could harm our business, brands, financial condition and results of operations. Any disruption to or discontinuity in the features and functions of our digital platform may materially and adversely affect our business.

Our brands, reputation, and ability to attract dealers and OEMs depend on the reliable performance of our technology infrastructure and content delivery. We have experienced, and we may in the future experience, interruptions with our systems. Such interruptions, whether due to system failures, computer viruses, ransomware, physical break-ins, electronic breaches, or otherwise, could affect the security or availability of our platforms and marketplaces on our websites and mobile applications, and prevent or inhibit the ability of dealers and OEMs to access our services. For example, disruptions may affect our ability to activate customer accounts and manage our billing activities in a timely manner. Such interruptions may in the future result in third parties accessing our confidential and proprietary information, including our intellectual property. Problems with the reliability or security of our systems could harm our reputation and our ability to protect our confidential and proprietary information, which can result in a loss of customers and additional costs.

Substantially all of the communications, network, and computer hardware used to operate our platforms are located in China. A disruption to one or more of these system, network or infrastructures may cause us to experience an extended period of system unavailability, which could negatively impact our relationship with our customers. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, acts of war, electronic breaches, physical break-ins, computer viruses, earthquakes, and similar events. The occurrence of any of these events could result in damage to our systems and hardware or could cause them to fail. In addition, we may not have sufficient protection or recovery plans in certain circumstances.

Problems faced by our cloud service providers could adversely affect the experience consumers have while using our solutions. Our third-party cloud service providers may close their facilities without adequate notice. Any financial difficulties, up to and including bankruptcy, faced by our third-party cloud service providers or any of their service providers may have negative effects on our business, the nature and extent of which are difficult to predict. If our third-party cloud service providers are unable to keep up with our capacity needs, our business could be harmed.

Any errors, defects, disruptions, or other performance or reliability problems with our network operations could cause interruptions in access to our services as well as delays and additional expense in arranging new facilities and services and could harm our reputation, business, operating results, and financial condition. Although we carry insurance, it may not be sufficient to compensate us for the potentially significant losses, including the potential harm to the future growth of our business, which may result from interruptions with our service due to system failures.

We rely on the proper functioning of features and functions of our digital platform for the daily operations of our digitalization solutions and transaction services. Although we have implemented a comprehensive rules and protocols for use of digital platform, we cannot assure you that all aspects of our rules and protocols will be always satisfactorily implemented. With the increasing number of customers, including used car dealers and OEMs, using our digital platform who may not be familiar with our rules and protocols, it may be difficult for us to effectively monitor our customers or other parties to ensure that their activities on our digital platform are in accordance with our predetermined rules and protocols. If violations of rules and protocols or other inappropriate actions occur, such as circumventing our digitalization solutions and transaction services to facilitate transactions that are required to be partitioned according to relevant rules and protocols, and if we fail to effectively prevent non-compliance or discipline the responsible customers or other parties, the effectiveness of our digital platform may be diminished and other customers using our digitalization solutions and transaction services may be less willing to follow the rules, which could materially and adversely affect our business, financial condition and results of operations.

We rely on our proprietary technology, including technology for critical functions of our business. Failure to properly maintain or promptly update our technology may result in disruptions to or lower quality of our services, and our business, financial condition and results of operations may be materially and adversely affected.

We rely on our proprietary technology, including websites and mobile applications, car inspection system and AI algorithms for critical functions of our businesses. See “Business — Our Data Capabilities and Technologies.” Maintaining and upgrading our technology carry certain risks, including the risk of disruptions caused by significant design or deployment errors, delays or deficiencies, which has made and may continue to make our platform and services unavailable. We may also implement additional or enhanced technology in the future to accommodate our growth and to provide additional capabilities and functionalities. The implementation of new or enhanced technologies may be disruptive to our business as it can be time-consuming and expensive and may increase management responsibilities and divert management attention. Additionally, our proprietary AI algorithms are based on data-driven analytics. If we do not have a large amount of data or the quality of data available to us for analysis is unsatisfactory, or if our algorithms have deficiencies, our proprietary AI algorithms may fail to perform effectively. If we fail to properly maintain or promptly upgrade our technology, our services may be disrupted or become of lower quality or unprofitable, and our business, financial condition and results of operations may be materially and adversely affected.

We rely on certain third-party technology to complete critical business functions, and if that technology fails to adequately serve our needs and we cannot find alternatives, it may significantly impact our operating results.

Our success depends upon our relationships with third parties, including, among others: our payment processor; our cloud service providers; and our partners and contractors for delivery, inspection and certification associated with our business. If these third parties experience difficulty meeting our requirements or standards, have adverse audit results, violate the terms of our agreements or applicable law, fail to obtain or maintain applicable licenses, or if the relationships we have established with such third parties expire or otherwise terminate, it could be difficult for us to operate some aspects of our business, which could damage our business and reputation. In addition, if such third-party service providers or strategic partners were to cease operations, temporarily or permanently, face financial distress or other business disruptions, increase their fees, or if our relationships with these providers or partners deteriorate or terminate, whether as a result of macroeconomic conditions or otherwise, we could suffer increased costs and we may be unable to provide similar services until we could find an equivalent or develop replacement technology or operations, which could disrupt our business and adversely affect our revenue, business, financial condition and results of operations. Furthermore, if we are unsuccessful in identifying or finding high-quality partners, fail to establish cost-effective relationships with them, or ineffectively manage these relationships, it could have an adverse impact on our business and financial results.

Our information technology systems require that we integrate the platforms hosted by certain third-party service providers. We are responsible for integrating these platforms and updating them to maintain proper functionality. Issues with these integrations, our failure to properly update third party platforms or any interruptions to our internal enterprise systems could harm our business by causing delays in our ability to quote, activate service and bill new and existing customers on our platform.

We face a variety of risks associated with our used car inspection and certification operations.

We are subject to a variety of risks associated with our used car inspection and certification operations. If we are unable to operate our used car inspection and certification services efficiently, it may result in delivery delays, delays in listing vehicles on our platform, additional expenses and the loss of potential and existing partners and wholesale sellers and subsequent revenues, which could have a material adverse effect on our business, financial condition and results of operations. Additionally, if our used car inspection results are not accurate or if we fail to thoroughly inspect the vehicles pursuant to the agreed-upon standards and requirements, we may incur additional liabilities ranging from return of inspection fees to ultimate buy-back of the vehicle inspected. We have also experienced, and may continue to experience, rising costs in connection with our used car inspection and certification operations. Such rising costs may continue to negatively affect our business, financial condition and results of operations.

Further, in certain locations, we currently outsource some used car inspection and certification services to third party providers. If we are unable to maintain our relationship with our third-party service providers, such service providers could cease to provide the services we need. Additionally, if such service providers are unable to effectively deliver services to our standards on time and at the prices we have agreed upon, and we are unable to contract with alternative vendors or replace such service providers with our in house specialists, we could experience delivery delays, a decrease in the quality of our reconditioning services, delays in listing vehicles consigned to us for sale and increased time to sale, and additional expenses and loss of potential and existing corporate vehicle sourcing partners and retail sellers and subsequent revenues, which could have a material adverse effect on our business, financial condition and results of operations.

Failure to maintain or enhance customer trust in us could damage our reputation, reduce or slowdown the growth of our customer base, which could harm our business, financial condition and results of operations.

Our reputation as a trusted provider of digitalization solutions and transaction services for dealers and OEMs in China is critical to our success. If we fail to maintain a high level of customer trust in our goods and services, our business, financial condition and results of operations could be materially and adversely affected. We have received in the past, and we may continue to receive in the future, communications or complaints alleging that our services are not functioning, cars listed on our platform are defective or inconsistent with the information provided on our platform, or the services provided by our third-party service providers are unsatisfactory to our customers. Such complaints may adversely affect our reputation and brand among our customers, which may further affect our business, financial condition and results of operations.

We work with third-party service providers and business partners. If third-party service providers and business partners we rely on discontinue their cooperation with us, our business can be materially and adversely affected. In addition, actions of third parties are outside of our control and such actions or our failure to effectively ensure the quality of services provided by third-party service providers could materially and adversely affect our reputation, business, financial condition and results of operations.

We work with third-party service providers and business partners to serve customers and fulfill the transactions made on our platform, such as auto financing, logistics services, title transfers, and other after-sales services. For instance, we utilize third-party carriers to transport vehicles from and/or to our facilities as well as from our facilities directly to end purchasers pursuant to requests from our customers, primarily dealers. As a result, we are exposed to risks associated with the transportation industry such as weather, traffic patterns, local and national regulations, vehicular crashes, gasoline prices and lack of reliability of many independent carriers. Third-party carriers who deliver vehicles could adversely affect the customer experience if they do not perform to our standards of professionalism and courtesy, potentially negatively impacting our brand perception, and eventually, business results. In addition, we had one customer in the financial product referral business that accounted for 25% of our total combined and consolidated revenues during the year ended December 31, 2023. Should any of our significant customers or business partners terminates their relationship with us or significantly reduces their purchases, our business and financial results could be materially and adversely affected.

We carefully select our third-party service providers and business partners, but we are not able to control their actions. If these third parties fail to perform as we expect, experience difficulty meeting our requirements or standards, fail to conduct their business ethically, fail to provide satisfactory services to our customers, receive negative press coverage, violate applicable laws or regulations, breach the agreements with us, or if the agreements we have entered into with the third parties are terminated or not renewed, our business and reputation could be damaged. In addition, if such third-party service providers cease operations, temporarily or permanently, face financial distress or other business disruptions, increase their fees, or if our relationships with them deteriorate, we could suffer from increased costs, be involved in legal or administrative proceedings with or against our third-party service providers and experience delays in providing customers with similar services until we find or develop a suitable alternative. In addition, if we are not successful in identifying high-quality partners, establishing cost-effective relationships with them, or effectively managing these relationships, our business, financial condition and results of operations would be materially and adversely affected.

We provide trainings to our third-party service providers and require them to act in line with our operating and customer servicing standards. However, if these third-party service providers fail to maintain a high level of performance that is consistent with our requirements, or if we fail to effectively ensure the quality of services provided by these third-party providers, the level of customer satisfaction and trust we enjoy may be harmed, and our business, financial condition and results of operations may be adversely affected.

We rely, in part, on our marketing efforts for customer acquisition and achieving high level of brand recognition. If we fail to conduct our marketing activities effectively and efficiently, our business could be harmed.

We will continue to invest financial and other resources in marketing initiatives to grow our customer base. We currently carry out our marketing activities mainly by word-of-mouth referrals among dealers and business development efforts targeted at larger OEMs. We face intense competition from our competitors who may have greater marketing resources than we do. If we fail to conduct our marketing activities effectively and efficiently, or if our traffic acquisition efforts and marketing campaigns are not successful, our growth, business, financial condition and results of operations could be materially and adversely affected.

Negative media coverage related to our business or related parties, regardless of its validity, could adversely affect our business, financial condition and results of operations.

We believe that the recognition and reputation of our brands among dealers, OEMs, and customers and the industry in general have significantly contributed to the success of our business. Continuing to maintain, protect and strengthen our brands is critical to our market position. Maintaining and strengthening our brands will likely depend significantly on our ability to provide high-quality services on our platform. If we fail to maintain a strong brand, our business, financial condition and results of operations will be materially and adversely affected.

Our reputation and brands may be impacted by various factors, some of which are difficult or impossible to predict, control and costly or impossible to remediate. Negative publicity or media coverage of our business, our industry, our affiliates, our related parties, our employees, our third-party service providers and business partners, our directors and management or our shareholders, including, without limitation, alleged failure to comply with applicable laws and regulations, alleged fraudulent car listings, alleged misconduct or fraudulent activities by our employees, other business partners on our platform or companies that are or may be considered to be associated with us, alleged misrepresentation by our sales consultants or third-party service providers, alleged misleading representation of contents available on our platform, alleged unethical business practices, alleged opaque price and transaction process, rumors or negative coverage relating to our business, industry and other industry participants in general, breach of data security, failure to protect user privacy, inappropriate business practices, disclosure of inaccurate operating data, and negative information on blogs and social media websites, regardless of its validity, could damage our reputation.

These allegations, even if factually incorrect or based on isolated incidents, may lead to inquiries, regulatory investigations or legal actions against us. Such actions could substantially damage our reputation and cause us to incur significant costs to defend ourselves.

If we fail to correct or mitigate misinformation or negative information about us, including information spread through social media or traditional media channels, customer trust in us may be undermined, which would have a material adverse effect on our business, financial condition and results of operations.

Market acceptance of our services may be influenced by a limited number of automobile OEMs, and we may not be able to maintain or grow these relationships with these OEMs.

Although the automotive industry is fragmented, a relatively small number of OEMs may have the ability to exert significant influence over the market acceptance of our services, especially for our new car-related services provided to OEMs, due to their influences within the automobile industry and car dealer community, concentrated purchasing activities, visibility of their endorsement or recommendation of specific services, and their ability to define technical standards and marketing guidelines, among others. While automotive dealers are generally free to purchase the solutions of their choosing, if an OEM has endorsed or certified a provider of products or services to its associated or franchised dealers and if our services lack such certification or endorsement, the adoption or retention of our services could be materially impaired.

We may require additional capital to pursue our business objectives and respond to business opportunities, challenges, or unforeseen circumstances. If we are unable to generate sufficient cash flows or if capital is not available to us, our business, operating results, financial condition and prospects could be adversely affected.

If we are unable to generate sufficient cash flows, we would require additional capital to pursue our business objectives and respond to business opportunities, challenges, or unforeseen circumstances, including the effects of the COVID-19 pandemic and other macroeconomic issues as well as to make marketing expenditures to improve our brand awareness, develop new services, further improve our platform and existing services, build and maintain our offline facilities, enhance our operating infrastructure, and acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when we need them on terms that are acceptable to us or at all. Volatility in equity and credit markets, including that due to macroeconomic conditions, may also have an adverse effect on our ability to obtain equity or debt financing. Our inability to obtain adequate financing or financing on terms that are satisfactory to us when we require it could significantly limit our ability to continue to pursue our business objectives and to respond to business opportunities, challenges, or unforeseen circumstances, and may adversely affect our business, operating results, financial condition, and prospects.

If we raise additional capital, it may dilute our shareholders’ ownership in us or cause our shareholders to be subordinated to the rights of senior security holder.

We may need to raise additional funds through public or private debt or equity financings in order to meet various objectives, such as:

•        acquiring businesses, customers, technologies and services;

•        taking advantage of growth opportunities, including more rapid expansion;

•        making capital improvements to increase our capacity;

•        developing new services or funding service development requirements; and

•        responding to competitive pressures.

Any additional capital raised through the sale of equity, or convertible debt securities, may dilute our stockholders’ respective ownership percentages in us. Furthermore, any additional debt or equity financing we may need may not be available on terms favorable to us, or at all. If future financing is not available or is not available on acceptable terms, we may not be able to raise additional capital, which could significantly limit our ability to implement our business plan and grow our business.

Our indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or other industry and prevent us from making payments on the debt.

We have incurred and may in the future incur additional indebtedness. Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt will depend on a range of economic, competitive, regulatory and business factors, many of which are outside our control. Our business may not generate sufficient cash flow from operations to meet our debt service and other obligations, and currently anticipated cost savings and operating improvements may not be realized on schedule, or at all. If we are unable to meet our expenses and debt service and other obligations, we may need to refinance all or a portion of our indebtedness on or before maturity, reduce or discontinue dividends we may pay in the future, reduce or delay business activities, investments or capital expenditures, sell assets or raise equity. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations, or we may not be able to effect these actions on commercially reasonable terms or at all, which could cause us to default on our obligations and impair our liquidity. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, would have a material adverse effect on our business, prospects, financial condition and results of operations.

Our indebtedness could have important consequences, including the following:

•        it may limit our ability to borrow money (if necessary) for our working capital, capital expenditures, debt service requirements, strategic initiatives (including acquisitions) or other purposes;

•        it may make it more difficult for us to satisfy our overall obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the agreements governing such indebtedness, which could further result in an event of default under other instruments due to cross-default and cross-acceleration provisions in such instruments;

•        a portion of our cash flow from operations will be dedicated to the payment of principal of, and interest on, our indebtedness, including short-term loans, operating lease liabilities and amounts due to related parties and so will not be available for operations, future business opportunities, potential dividends to our stockholders or other purposes;

•        it may limit our flexibility in planning for, or reacting to, changes in our operations or business;

•        we will be more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

•        it may make us more vulnerable to downturns in our business or the economy generally;

•        it may restrict us from making strategic acquisitions, introducing new technologies or exploiting business opportunities; and

•        it may limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds or dispose of assets.

We are subject to risks and uncertainties associated with our plan to repay our indebtedness.

We intend to apply a portion of the proceeds from this offering, together with our existing cash reserves, towards repaying the amounts due to Souche Holdings Ltd and its affiliates (collectively, the Predecessor Entities”) which were incurred both prior to and after the Restructuring to support our business growth and daily working capital requirements. See “Use of Proceeds,” “Related Party Transactions,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources,” and Note 6 to our combined and consolidated financial statements included elsewhere in this prospectus.

We have not finalized the timing or cadence of the repayment. We will base our repayment decisions on multiple factors, including the size of our future cash reserves, which will be affected by the size of the proceeds from this offering, and our ongoing working capital needs, which will be affected by the then state of our operations. The uncertainty also extends to whether the repayment will be executed in a single lump sum or through multiple installments, as well as the specific repayment schedule. We intend to make such repayments if and only when the management believes that all the relevant factors have been satisfied in the best interest of the Company. However, the repayment of the amounts due to the Predecessor Entities, especially if conducted as large lump sum payment, could pose risk to our financial stability by substantially reducing our cash balance, leaving us with limited liquidity to react to changing market conditions, capitalize on new business opportunities, expand our product offerings, or pursue strategic acquisitions. Furthermore, the lack of certainty surrounding the repayment schedule may adversely affect investor confidence in us and the trading price of our ADSs following this offering. Various factors, such as changes in market conditions, interest rates, or our financial performance, could exacerbate the risks associated with loan repayment and its potential adverse effects on our business operations, financial condition, results of operations, and prospects.

We could be liable for contract, product liability or other claims, and disputes over such claims may disrupt our business and have a negative impact on our financial results.

We provide limited warranties to customers using our services. In addition, errors, defects or other performance problems in our services, including with respect to data that we store, process and provide in connection with our services, could result in financial or other damages to our customers or consumers. For instance, we currently have some contract disputes such as, among others, vehicle custody, detection and auction contract disputes, with our customers during our ordinary course of business that result in litigations. There can be no assurance that any limitations of liability set forth in our contracts would be enforceable or would otherwise protect us from liability for damages. We maintain insurance coverage for our used car inspection and certification operations; however, there can be no assurance that this coverage will continue to be available on acceptable terms, in sufficient amounts to cover one or more large claims or at all, or that the insurer will not deny coverage for any future claim. The successful assertion of one or more large claims against us that exceeds available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition and results of operations. Furthermore, any litigation, regardless of its outcome, could result in substantial cost to us and divert management’s attention from our operations and could have a material adverse effect on our business, financial condition and results of operations. In addition, some of our services are business-critical for our customers, and a failure or inability to meet a customer’s expectations could seriously damage our reputation and negatively impact our ability to retain existing business or attract new business.

Furthermore, in relation to certain used car auctions facilitated through our platform, we rely on the sellers’ representations and warranties stated in the relevant contracts regarding their ownership of the vehicles and their rights to dispose of them. However, if any of the sellers are found to have unlawfully disposed of vehicles on our platform without proper legal rights, or if our practice of relying primarily on the sellers’ representations and warranties is deemed non-compliant with applicable laws and regulations, we may become involved in disputes and be obligated to provide compensation or be subjected to regulatory sanctions or penalties.

Our business depends substantially on the continuing efforts of our directors, executive officers and other key persons. If we lose their services, our business operations and growth prospects may be materially and adversely affected.

Our future success depends substantially on the continuing efforts of our directors, executive officers and key persons. In particular, we rely on the leadership, expertise, experience and vision of our directors and senior management team. If one or more of our directors, executive officers or other key persons are unable or unwilling to continue their services for us, whether due to resignation, accident, health condition, family considerations or any other reason, we might not be able to find their successors, in a timely manner, or at all. Since the markets in which we operate are characterized by high demand and intense competition for talent, we cannot assure you that we will be able to attract or retain qualified management or other highly skilled employees. Competition for qualified personnel is often intense in the industry we operate. If we are unable to recruit, train and retain qualified managerial or other employees, our brand and our business may be materially and adversely affected.

We do not have key man insurance for our directors, executive officers or other key persons. If any of our key persons terminate his or her services or otherwise becomes unable to provide continuous services to us, our business may be severely and adversely affected, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain qualified personnel. Each of our executive officers and key employees has entered into an employment agreement with a non-compete clause with us. However, these agreements may be breached by the counterparties, and there may not be adequate and timely remedies available to us to compensate our losses arising from the breach. We cannot assure you that we would be able to enforce these non-compete clauses. If any of our executive officers or key persons joins a competitor or forms a competing company, we may lose customers, know-hows and key professionals and staff members.

Our business is susceptible to misconduct, improper business practices and other fraudulent conduct by or between our employees and third parties.

We rely on our employees or other third-party contractors to carry out our operating objectives and are exposed to many types of operational risks, including the risk of misconduct and errors by our employees. Our business depends on our employees to interact with potential customers, conduct car inspection, process large number of transactions and provide support for other key aspects of our business, all of which involve the use and disclosure of personal information and are susceptible to human errors on the part of our employees.

We could be materially and adversely affected if transactions were redirected, misappropriated or otherwise improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure occurred when processing transactions, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems.

Although we provide periodic and solid trainings to all our employees and protocols to third-party contractors, it is not always possible to identify, deter or prevent their misconduct or errors, and the precautions we take to detect and prevent potential misconducts and human errors may not be completely effective in controlling risks or losses. If any of our employees or third-party contractors takes, converts or misuses funds, documents or data or fails to follow protocols when interacting with customers or among themselves, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or failed to follow applicable protocols, and therefore be subject to civil or criminal liability. Our employees or third-party contractors may also engage in improper business practices and other fraudulent conduct with third parties. As a result of these potentially damaging activities, we could incur significant losses, which could have a material adverse effect on our business, financial condition and results of operations.

Our business has been, and we may continue to be, adversely affected by the COVID-19 pandemic.

The COVID-19 pandemic has caused an international health crisis and resulted, and may continue to result in significant disruptions to the global economy as well as businesses and capital markets around the world. Variants of COVID-19, Delta and Omicron, which appear to be more transmissible and contagious than previous COVID-19 variants, have caused an increase in the number of COVID-19 cases globally. The impact of COVID-19 cannot be predicted at this time, and could depend on a number of factors, including the availability of vaccines in different parts of the world, vaccination rates among the population, and the effectiveness of COVID-19 vaccines against the Delta and Omicron variants and any other variants that may emerge.

Our operations have been and may continue to be materially adversely affected by a range of factors related to the COVID-19 pandemic. During the COVID-19 pandemic, we temporarily closed our offices and our employees worked remotely, which has disrupted the operations of our business. Fluctuation in infection rates in the regions in which we operate has resulted in periodic changes in restrictions that vary from region to region and may require rapid response to new or reinstated orders. Measures imposed or implemented in an effort to limit the spread of the pandemic have resulted in, and may continue to result in, restrictions on our ability and the ability of our customers to conduct businesses. In addition, these restrictions and continued concern about the spread of the disease have impacted car shopping by consumers and disrupted the operations of car dealerships, which has adversely affected and may continue to adversely affect the market for automobile purchases. Specifically, any measures imposed or implemented to combat the pandemic including the Delta and Omicron variants and any future variants that may emerge may result in challenges faced by our customers in conducting their business operations, which may in turn have an adverse effect on their ability to purchase our services.

In the past, we have provided assistance to our customers to help them maintain their business operations during the COVID-19 pandemic, such as by offering more favorable credit terms to customers. We may consider reinstating further relief measures as we continue to evaluate the impact of the pandemic on our customers. However, any additional billing relief may result in a decline in our revenue and have a material adverse effect on our business. Furthermore, during the pandemic, we have observed an increase in account delinquencies from our customers who have been financially challenged by the pandemic and have failed to pay us on time or at all. We may continue to experience such challenges in the future.

The COVID-19 pandemic has had a significant impact on our revenue, leading us to implement cost-saving measures that disrupted our business and operations. If we implement similar measures in the future, we may face unintended consequences, such as the loss of key employees, increased costs of hiring new employees, undesired attrition, and the risk that anticipated cost savings may not be achieved at expected levels, any of which may materially adversely affect our business, financial condition and results of operations. We will continue to monitor and evaluate the effects of the pandemic, including the impact of the Delta and Omicron variants and any future variants that may emerge, on our business and operating results. However, uncertainties relating to the duration of the pandemic, effectiveness of governmental responses and other preventative and containment actions, vaccine distribution and acceptance, future shifts in behavior, and the length or severity of the measures adopted to combat the pandemic make it difficult to accurately predict the ultimate impact of these conditions on our operations. Additionally, we cannot predict the adverse impact of the pandemic on global economies and financial markets, which may have a significant negative impact on our business, financial condition and results of operations.

We utilize some open-source software, and any failure to comply with the terms of one or more of these open-source licenses could negatively affect our business.

We use open-source software in our services and expect to use open-source software in the future. The terms of various open-source licenses have not been interpreted by Chinese courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our platform. Under the terms of certain open-source licenses, if we combine our proprietary software with open-source software in a certain manner, we could be required to release the source code of our proprietary software and to make our proprietary software available under open-source licenses. If portions of our proprietary software are determined to be subject to an open-source license, we could be required to publicly release the affected portions of our source code, or to re-engineer all or a portion of our technologies or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our technologies and services. In addition to risks related to license requirements, usage of open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with usage of open-source software cannot be eliminated and could negatively affect our business and operating results.

We cannot assure you that we will not be subject to liability claims or legal or regulatory liability for any inappropriate or illegal content, which could subject us to liabilities and cause damages to our reputation.

The information displayed on our websites and various mobile applications may include content generated by our users and other third-party sources, which we do not independently verify. Failure to identify and fully appreciate such risks will negatively affect our reputation, client relationship, operations and prospects.

Although we implement various monitoring procedures to identify and remove inappropriate or illegal content, we cannot assure you that there will be no inappropriate or illegal content included in our websites and mobile applications. We may face civil, administrative or criminal liability or legal or regulatory sanctions, such as requiring us to restrict or discontinue our content or services, if an individual or corporate, governmental or other entity believes that any of the content on our websites and mobile applications violates any laws, regulations or governmental policies or infringes upon its legal rights. Even if such a claim were not successful, defending such a claim may cause us to incur substantial costs. Moreover, any accusation of inappropriate or illegal content in our content offerings could lead to significant negative publicity, which could harm our reputation, business, financial condition and results of operations.

The automobiles in our warehouses and other facilities may be stolen, vandalized or suffer weather related damages. If any of these happens, our reputation, business and operating results may be adversely affected.

As part of our delivery services, we place automobiles from our customers in parking spaces and warehouses we rent from third parties. We may not be able to properly store these automobiles before they are purchased by consumers or disposed of. The automobiles stored at our parking space and warehouses may be stolen, vandalized or suffer weather related damages. Furthermore, our customers or ultimate consumers may dispute as to whether we have properly store and deliver their vehicles. If any of these were to occur, we may suffer losses and our brand image and relationship with customers may be harmed.

Failure to obtain licenses, permits and approvals from, or complete filings with, competent regulatory authorities required for our business operations may materially and adversely affect our business, financial condition and results of operations.

We are required to obtain various licenses, permits and approvals or complete necessary filings with the competent regulatory authorities in connection with our business operations under the applicable PRC laws and regulations. To obtain and maintain these licenses, permits and approvals or to complete such filings, we must demonstrate satisfactory compliance with the applicable laws and regulations to the competent regulatory authorities.

•        We operate our online platform through which we offer a diverse range of services, features and functions. We have obtained certain value-added telecommunications service licenses (the “ICP Licenses”) to operate our online platform in accordance with PRC laws and regulations. However, due to uncertainties in the interpretation and implementation of PRC laws and regulations and the enforcement practices of relevant government authorities, we cannot guarantee that we have obtained all the necessary licenses, permits or approvals, or have completed all the necessary filings, for our services, features and functions. For instance, to enhance user experience, we allow users to engage in car transactions and make deposits on our platform. These transaction offerings may constitute “e-commerce services” under the PRC laws and regulations which would require us to obtain a value-added telecommunications service licenses for online data processing and transaction processing business (an “EDI License”). While we currently hold the required EDI Licenses, we have historically operated the aforesaid services without holding the required EDI Licenses, and we cannot assure you that we will not be penalized for such historical non-compliant practices. Any such penalties imposed on us may adversely affect our business, results of operations and financial condition. We also enable instant communication and transaction between users within our mobile applications and allow users to discuss car listing information as well as warehousing and delivery details in real time. These services may constitute “instant communication services” which we may be required to expand the scope of our ICP License to cover. Additionally, we provide users services on our online platforms using the domain name not covered by our current ICP Licenses and EDI Licenses. As of the date of this prospectus, we are in the process of updating our existing ICP Licenses and EDI Licenses to cover the domain name currently in use. However, we cannot assure you that we are able to complete the update in a timely manner, or at all. Any failure by us to operate with the required licenses or within the permitted scope of business outlined in the licenses we have may subject us to confiscation of illegal income, fines, penalties and regulatory actions. In severe cases, it may lead to the closure of relevant business operations, which could significantly harm our business, financial condition and results of operations. Meanwhile, certain of our PRC operating entities historically offered services that required ICP Licenses without obtaining such required licenses. As of the date of this prospectus, these operating entities have either discontinued such operations or transferred the relevant businesses to our other operating entities that have obtained the proper licenses. However, we cannot assure you that we will not be penalized for our historical noncompliance, in which case our business, results of operations and financial condition may adversely affected.

•        We have historically offered articles and videos relating to the automobile market for which we may be required by the competent regulatory authorities to obtain additional licenses, permits or approvals that we currently do not possess. As of the date of this prospectus, we have discontinued the offerings of the foregoing articles and videos relating to the automobile market on our online platforms and are not aware of any action, claim, or investigation being conducted or threatened by the competent regulatory authorities relating to our failure to obtain necessary licenses, permits or approvals for any of the above-mentioned offerings. However, in the event that our historical practices were considered non-compliant with relevant PRC laws and regulations, we may be subject to fines, suspension of business, confiscation of relevant equipment and other administrative penalties, which may adversely affect our business, financial condition and results of operations.

•        We have utilized a payment structure for our auction and certain other services where we received payments from buyers for used cars listed on our platform, and then settled with the sellers through our own account. We are able to deduct fees related to used car inspection and certification and other transaction services that we provide to the buyers and/or the sellers directly from the payments made by buyers before we settle payments with the sellers. The People’s Bank of China, or the PBOC, generally prohibits non-financial institutions from engaging in payment or settlement services without obtaining the necessary payment business license. Since June 2022, we have engaged a third-party financial institution that possesses the required payment business license to handle payments for our users. We plan to cease our own settlement practices gradually and rely solely on the financial institution for settlement. However, there remains a possibility that our practices could be subject to enforcement actions, in which case our reputation, business and results of operations may be adversely affected. If the PBOC or other regulatory authorities determine that our past or current payment practices do not comply with applicable laws and regulations, we may face regulatory actions, investigations, fines, and penalties, which could significantly harm our business, financial condition and results of operations.

•        Historically, certain of our PRC operating entities were engaged in the used car related business but did not complete necessary filing with the Ministry of Commerce of the PRC, or MOFCOM, at the provincial level as required under current PRC laws and regulations. As of the date of this prospectus, these operating entities either completed the necessary filings or discontinued such operations. However, we cannot assure you that we will not be penalized for our historical incompliance and any such penalty may adversely affect our business, results of operations and financial condition.

•        Moreover, we have historically failed to fulfill the required fire protection procedures, specifically the filing of fire control acceptance, for certain of our offline stores. This non-compliance with fire-related regulatory requirements exposes us to the potential risk of penalties and legal consequences, including administrative fines and orders to suspend the operation of affected premises. Besides, a number of our PRC subsidiaries have historically been fined for their failure to meet applicable fire-related regulatory requirements.

There is uncertainty surrounding the interpretation and implementation of current and future laws and regulations that govern our business activities. If we fail to complete, obtain, maintain, or renew any required licenses, permits or approvals or make necessary filings, we may be subject to various penalties, such as the confiscation of illegal gains, fines, and the discontinuation or restriction of our operations. These penalties may disrupt our business operations and have a material adverse effect on our business, financial condition and results of operations.

We may not be able to attract new KOLs or retain our existing KOLs.

We leverage Key Opinion Leaders, or KOLs, to promote our services and drive traffic to our online business. For instance, as part of our marketing services offered to OEMs and new car brokers, we invite KOLs to host streaming events. There is a risk that we may not be able to attract new KOLs or retain our existing KOLs if we fail to provide a stable and attractive revenue-sharing policy that is appealing to them. If any of our KOLs cease to cooperate with us during the term of the agreement, our marketing services offered to OEMs and new car brokers may be adversely affected. Furthermore, some KOLs may enter into exclusive contracts with other platforms, and our competitors may poach these KOLs from our platform. If we are unable to enforce our rights against such KOLs, there may be a decrease in traffic directed to OEMs and new car brokers through our marketing services.

Any failure by us or our business partners to comply with applicable anti-money laundering laws and regulations could damage our reputation.

We and our business partners, such as the financial institutions that are engaged in our financial products referral services, are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the PBOC. If we or any of our business partners fail to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory action, which could have a material adverse effect on our business, financial condition and results of operations. Any negative perception of the industry, such as that arises from any failure of other loan referral service providers, consumer finance marketplaces or e-commerce platform for buying and selling used cars to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image or undermine the trust and credibility we have established.

We may be subject to intellectual property infringement claims or other allegations by third parties, which may materially and adversely affect our business, results of operations and prospects.

We depend to a large extent on our ability to develop and maintain the intellectual property rights relating to our technology and online businesses. We have devoted considerable resources to the development and improvement of our car inspection technology and digitalization capabilities, mobile applications, mobile sites and websites and information technology systems. We cannot be certain that third parties will not claim that our business infringes upon or otherwise violates patents, trademarks, copyrights or other intellectual property rights that they hold. Companies operating online businesses and providing technology-based services are frequently involved in litigation related to allegations of infringement of intellectual property rights. The validity, enforceability and scope of protection of intellectual property rights in China are still evolving. We were subject to several trademark claims in the past and may in the future be subject to intellectual property infringement claims from time to time. As we face increasing competition and as litigation becomes a more common method for resolving commercial disputes in China, we face a higher risk of being the subject of intellectual property infringement claims.

Defending against intellectual property claims is costly and can impose a significant burden on our management attention and resources, and favorable final outcomes may not be obtained in all cases. Such claims, even if they do not result in liability, may harm our reputation. Any resulting liability or expenses, or changes required to our services to reduce the risk of future liability, may have a material adverse effect on our business, results of operations and prospects.

We may be unable to adequately protect, and may incur significant costs in defending, our intellectual property and other proprietary rights, which could negatively impact our businesses.

We believe our patents, trademarks, software copyrights, trade secrets, our brand and other intellectual property rights and proprietary information are critical to our success. Any unauthorized use of intellectual property rights and proprietary information could harm our business, reputation and competitive advantages. We rely on a combination of patent, trademark, trade secret and copyright law, our internal control mechanism, and contractual arrangements to protect our intellectual property.

Legal protection may not always be effective. Infringement of intellectual property rights continues to pose a risk in doing business. Monitoring and preventing unauthorized use is difficult. Furthermore, like many other countries where legal systems are developing, the application of laws governing intellectual property rights in China involves uncertainties and continues to evolve, which could involve risks to us. The practice of intellectual property rights enforcement action by Chinese regulatory authorities is in its early stage of development as in many other countries. In the event that we have to resort to litigation and other legal proceedings to enforce our intellectual property rights, such action, litigation or other legal proceedings could result in substantial costs and diversion of our management’s attention and resources and could disrupt our business. There is no assurance that we will be able to enforce our intellectual property rights effectively or otherwise prevent others from the unauthorized use of our intellectual property.

We try, to the extent possible, to protect our intellectual property, technology, and confidential information by requiring our employees, third-party service providers, and consultants to enter into confidentiality and assignment of inventions agreements. Due to potential willful or unintentional conduct of personnel who have access to our confidential and proprietary information, these agreements and control measures may not effectively prevent unauthorized disclosure or use of our confidential information, unauthorized use of our intellectual property or technology and may not provide an adequate remedy in the event of such unauthorized disclosure or use. The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction. Failure to obtain or maintain trade secrets and/or confidential know-how protection could adversely affect our competitive position.

Competitors may adopt service names or trademarks that are similar to ours, thereby harming our ability to build brand identity and possibly leading to user confusion. Our competitors may independently develop substantially equivalent proprietary information and may even apply for patent protection. If successful in obtaining such patent protection, our competitors could limit our use of our trade secrets and confidential know-how, and our financial condition and operating results would be adversely affected.

Increases in labor costs, including wages, and enforcement of stricture labor laws and regulations in the PRC, could adversely affect our business, financial condition and results of operations.

China’s overall economy and the average wage in China have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to those who pay for our services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to certain regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to certain requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business, financial condition and results of operations.

As the interpretation and implementation of labor-related laws and regulations may further evolve, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations regarding those relating to obligations to make social insurance payments and contribute to the housing funds. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in government-sponsored employee benefit plans, such as social insurance, housing funds, and other welfare-oriented payment obligations, and contribute a percentage of their employees’ salaries, including bonuses and allowances, up to a maximum amount specified by local governments where our employees are based.

In October 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, effective on July 1, 2011 and amended on December 29, 2018. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Accumulation Funds, which was amended on March 24, 2019. On January 22, 1999, the State Council promulgated the Interim Regulations on the Collection and Payment of Social Security Funds, which was amended on March 24, 2019. Companies registered and operating in China are required under the Social Insurance Law, the Interim Regulations on the Collection and Payment of Social Security Funds and the Regulations on the Administration of Housing Funds, to apply for social insurance registration and housing fund deposit registration within 30 days of their establishment and, to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. However, the implementation of these plans varies among local governments due to different levels of economic development.

As of the date of this prospectus, except for the PRC subsidiaries with no employees, all of our PRC subsidiaries have obtained or applied for such registration. Additionally, certain of our PRC subsidiaries historically have not made full social insurance and housing fund contributions for the relevant employees. Moreover, to efficiently manage the contributions to employee benefit plans for our employees in some cities, we historically engaged third-party agents to make these contributions on our behalf; however, such a practice may be deemed as failure to make full social insurance and housing fund contributions for such employees in accordance with applicable PRC laws and regulations by relevant government authorities. As of the date of this prospectus, we have ceased using third-party agents to make such contributions.

An employer that has not made social insurance contributions at a rate and based on an amount prescribed by the law, or at all, may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of up to 0.05% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times of the amount overdue. If there is a failure to pay the full amount of housing provident fund as required, the housing provident fund management center may require payment of the outstanding amount within a prescribed timeframe. If the payment is not made within such timeframe, an application may be made to the PRC courts for compulsory enforcement. If we are subject to late fees or fines related to underpaid employee benefits, our financial condition and results of operations may be adversely affected.

If a relevant employee lodges a complaint before the relevant labor authorities or the relevant authorities conduct investigation on us, we may be required to complete relevant registrations, pay the amount in arrears in full and pay late payment fees, and if we fail to do so in a timely manner, we may face penalties. Furthermore, relevant regulatory authority may not recognize the social insurance and housing funds contributions that were paid by third parties on our behalf. If this happens, we may be required to make addition payments or repay these contributions. As of the date of this prospectus, we have not received any notice of material penalties from relevant government authorities nor were we aware of any material employee complaints or disputes regarding social insurance or housing fund contributions. However, we cannot guarantee that we will not receive complaints or demands for social insurance or housing fund contributions from our employees, or that the relevant PRC authorities will not require us to make additional contributions. These circumstances could adversely affect business, financial condition and results of operations.

The price of used cars sold on our platform and the fees we charge may fluctuate or decline in the future and any material decrease in such price and fees would harm our business, financial condition and results of operations.

Our services involve sales of used cars to used car dealers, retail sellers as well as consumers. The ability to locate desirable vehicles at affordable prices are crucial for us to receive revenue from such services. Maintaining and growing our revenues from such services depends on a number of factors, including:

•        our ability to deliver satisfactory online used car transaction experience to our customers;

•        our ability to build and maintain offline facilities;

•        our ability to attract consumers to our platform and offline facilities;

•        the average unit price of used cars sold on our platform, which may decrease if we adjust down the price range of used cars available on our platform or enter into lower-tier city markets, or as a result of declining selling prices of new cars;

•        our customers’ ability to offer high-quality used cars to consumers;

•        our ability to foster relationships with third-party service providers to provide services through our platform at attractive terms and prices to us and our customers; and

•        fluctuation in other macro-economic changes.

Any failure to adequately and promptly address any of these risks and uncertainties would materially and adversely affect our business, financial condition and results of operations.

Certain facts, forecast and other statistics in this document obtained from publicly available sources may not be reliable.

Certain facts, forecast and other statistics in this document are derived from various government and official resources. We believe that the sources of the said information are appropriate sources for such information and have taken reasonable care in extracting and reproducing such information. We have no reason to believe that such information is false or misleading or that any fact has been omitted that would render such information false or misleading. However, we cannot assure our investors that they are stated or compiled on the same basis or with the same degree of accuracy as similar statistics presented elsewhere. In all cases, our investors should consider carefully how much weight or importance should be attached to or placed on such facts or statistics.

Our business and results of operations may be subject to seasonal fluctuations.

Seasonal fluctuations have affected, and are likely to continue to affect, our business. We generally generate less revenue during Lunar New Year holidays in the first quarter of each year which is typically a low season for used car transactions. We typically generate more revenue in the fourth quarter of a year due to the multiple sales and promotion events as well as marketing campaigns that typically take place around year-end. In addition, public holidays such as Labor Day and National Day will also have temporary impact on our business. This seasonality has not been immediately apparent historically due to our overall growth. If our growth rates moderate or cease, the impact of these seasonality trends and other influences on our results of operations would become more pronounced. We expect that the seasonal fluctuations will cause our quarterly and annual operating results to fluctuate. If we are unable to offset the effect of seasonality and are not able to generate a steady revenue from our services during the low seasons, our operating results and financial condition will be negatively affected.

We, and our directors and officers, may be involved in legal and/or regulatory proceedings that are expensive and time consuming and, if resolved adversely, that may materially adversely affect us.

We, and our directors or officers, may be subject to disputes with various counterparties with which we transact from time to time in the ordinary course of our business, such as service providers, customers, competitors and investors, which may lead to legal proceedings. These proceedings, if and when materialize, could have a material adverse effect on our business, financial condition and results of operations. Claims arising out of actual or alleged violations of law could also be asserted against us by consumers and businesses that utilize our services, by competitors, or by governmental entities in civil or criminal investigations and proceedings or by other entities. These claims could be asserted under a variety of laws, including but not limited to consumer finance laws, product liability laws, consumer protection laws, intellectual property laws, unfair competition laws, privacy laws, labor and employment laws, securities laws, real estate laws, tort laws, contract laws, auction law, property laws and employee benefit laws. We may also be subject to lawsuits due to actions by our third-party financing partners, or third-party providers of various services, including logistics and delivery service, title transfer service, car repair, car inspection equipment, car collateral repossession, and certain data services.

For example, we are subject to ongoing contractual disputes and other proceedings in the PRC. These cases are still ongoing, but we believe the claims are without merit and we will defend ourselves accordingly. We are unable, however, to predict the outcome of these cases, or reasonably estimate a range of possible loss, if any, given the current status of the proceedings. We have recorded accrual for expected loss payments with respect to these cases of RMB4.1 million and RMB1.0 million (US$0.1 million), respectively, as of December 31, 2022 and 2023. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asseting our rights under various laws. Even if we are successful in our attempt to defend ourselves in legal and administrative actions or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business. See “Business — Legal Proceedings.”

Acquisitions, strategic alliances and investments could be costly, difficult to integrate, disrupt our business and adversely affect our results of operations and value of your investment.

As we continue to expand our operations, we have and may in the future enter into strategic alliances or to acquire substantial assets or equities from a pool of candidates that fit our criteria. We are not certain that we will be able to consummate any such transactions in the future or identify those candidates that would result in the most successful combinations, or that future acquisitions will be able to be consummated at reasonable prices and terms. In addition, increased competition for acquisition candidates could result in fewer acquisition opportunities for us and higher acquisition prices. Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

•        lack of suitable acquisition candidates;

•        intense competition with other auction groups or new industry consolidators for suitable acquisitions;

•        deterioration of our financial capabilities;

•        difficulties in assimilating and integrating the operations, personnel, systems, data, technologies and services of the acquired business;

•        non-performance by, or conflicts of interest with, the parties with whom we enter into investments or alliances;

•        inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

•        difficulties in retaining, training, motivating and integrating key personnel;

•        diversion of management’s time and resources from our normal daily operations;

•        difficulties in successfully incorporating licensed or acquired technology and rights into our platform and services;

•        difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

•        difficulties in retaining relationships with customers, employees and third-party service providers of the acquired business;

•        risks of entering markets in which we have limited or no prior experience;

•        regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

•        assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

•        failure to successfully further develop the acquired technology or maintain acquired facilities;

•        liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

•        potential disruptions to our ongoing businesses; and

•        unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

We may not make any investments or acquisitions, or any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced services and that any new or enhanced technology or services, if developed or offered, will achieve market acceptance or prove to be profitable. Furthermore, we may fail to identify or secure suitable acquisition, investment and other strategic opportunities, or our competitors may capitalize on such opportunities before we do, which could impair our ability to compete with our competitors and adversely affect our growth prospects and results of operations.

Our insurance may not provide adequate levels of coverage against claims.

The insurance industry in China is still evolving. Insurance companies in China currently offer limited business insurance products and are, to our knowledge, still evolving in the field of business liability insurance. While business disruption insurance is available to a limited extent in China, we have determined that the risks of disruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance.

We believe that we maintain insurance that is customary for businesses of our size and type. For instance, our delivery and used car inspection and certification services are equipped with third-party insurance. We have also maintained insurance plan for damage to the vehicles stored at various warehouses. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Moreover, any loss incurred could exceed policy limits and policy payments made to us may not be made on a timely basis. For example, insurance we maintain against liability claims may not continue to be available on terms acceptable to us and such coverage may not be adequate to cover the types of liabilities actually incurred. A successful claim brought against us, if not fully covered by available insurance coverage, may harm our business.

We have granted, and may continue to grant, share incentives, which may result in increased share-based compensation expenses.

In 2019, Souche Holdings Ltd adopted the Share Option Plan 2019, or the Souche Incentive Plan for the purpose of granting share-based compensation awards to employees, officers, directors and consultants to incentivize their performance and promote the success of our business. In 2022, in connection with the Restructuring, we adopted a new share option plan, to mirror the Souche Incentive Plan, which was subsequently amended and restated in 2023 (such plan as amended as restated, the “2023 Plan”). The maximum number of shares issuable under the 2023 Plan is 95,487,753, which may be further increased or amended from time to time pursuant to the terms of the 2023

Plan. See “Management — Share Option Plans.” As of the date of this prospectus, we have issued options to acquire 78,197,257 ordinary shares of our company under the 2023 Plan. We have also issued certain warrants as incentives for certain key employees of Yunyang. For details, see “Management — Yunyang Warrants.” As the completion of this offering is a condition to the vesting of these options and warrants, such condition will be met upon the date of the completion of this offering. Therefore, we expect to record a significant amount of cumulative share-based compensation expenses for such options and warrants upon the completion of this offering. Please refer to Note 14 to our audited Combined and Consolidated Financial Statements included elsewhere in this prospectus. If such condition were to have been satisfied as of December 31, 2023, we would have recognized share-based compensation expenses of RMB150.0 million (US$21.1 million) for those options and warrants for which service condition were satisfied as of such date. We also granted options under the 2023 Plan to employees of Souche Holdings Ltd in connection with our Restructuring. Similar to awards granted to our employees, these options also contained service and performance based vesting conditions. We accounted for these awards as deemed dividends to the Souche Holdings Ltd as these employees do not provide any service to us to fulfill the service conditions. We would have recognized cumulative deemed dividend of RMB61.9 million (US$8.7 million) for awards that had fully or partially satisfied the service condition, had we completed this offering as of December 31, 2023.

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase. We may also record share-based compensation allocated to us based on equity awards granted to our employees under incentive plans, which may cause our share-based compensation to increase. Any increase in our share-based compensation may have an adverse effect on our results of operations. In addition, issuance of ordinary shares underlying the share-based awards will cause you to experience an immediate and substantial dilution to your shareholding.

We face certain risks relating to the real properties that we lease.

We lease real properties from third parties primarily for our office use and warehouses in China, and the lease agreements for all of these leased properties have not been registered with the PRC government authorities as required by PRC law. Although the failure to do so does not in itself invalidate the leases, we may be ordered by the PRC government authorities to rectify such non-compliance and, if such non-compliance were not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for those of our lease agreements that have not been registered with the relevant PRC government authorities.

As of the date of this prospectus, we are not aware of any regulatory or governmental actions, claims or investigations being contemplated or any challenges by third parties to our use of our leased properties the lease agreements of which have not been registered with the government authorities. However, we cannot assure you that the government authorities will not impose fines on us due to our failure to register any of our lease agreements, which may negatively impact our financial condition.

In addition, some of the ownership certificates or other similar proof of certain leased properties have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, or if any third party challenges our right to use such properties, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. As of the date of this prospectus, we are not aware of any claim or challenge brought by any third parties concerning the use of our leased properties without obtaining proper ownership proof. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in the event of which we could only initiate the claim against the lessors under relevant lease agreements for indemnities for their breach of the relevant leasing agreements. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our operations in a timely manner, our operations may be interrupted.

Also, in the event that the actual use of our leased properties is inconsistent with the use registered on the title certificate, it could lead to challenges from the competent authorities, the relevant property owners or other third parties, in which case we could be forced to vacate the relevant properties and seek alternative properties. Furthermore, we may also be forced to vacate the relevant properties and seek alternative properties if we cannot renew our lease agreements in time. Any of such events may adversely affect our business, financial condition and results of operations.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in China.

The successful operation of our business depends on the performance of the internet infrastructure and telecommunications networks in China. Almost all access to the internet is maintained through state-owned telecommunications operators under the administrative and regulatory supervision of the MIIT. Moreover, we have entered into contracts with various subsidiaries of a limited number of telecommunications service providers at provincial level and rely on them to provide us with data communications capacity through local telecommunications lines. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the telecommunications networks provided by telecommunications service providers. Our platform regularly serves a large number of users. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. If internet access fees or other charges to internet users increase, our user traffic may decline, and our business may be harmed.

We are subject to third-party payment processing-related risks.

We accept payments through major third-party online payment channels in China, as well as bank transfers and credit cards. We may also be susceptible to fraud, user data leakage and other illegal activities in connection with the various payment methods we offer. In addition, our business depends on the payment and refund systems of the third-party payment service providers to maintain accurate records of payments by customers and collect such payments as well as to handle the corresponding refunds. If the quality, utility, convenience or attractiveness of these payment processing and escrow services declines, or if we have to change the pattern of using these payment services for any reason, the attractiveness of our services could be materially and adversely affected. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers which could change or be reinterpreted to make it difficult for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and become unable to accept the current online payments solutions from our customers, and our business, financial condition and results of operations could be materially and adversely affected. Business involving online payment services is subject to a number of risks that could materially and adversely affect third-party online payment service providers’ ability to provide payment processing and escrow services to us, including:

•        dissatisfaction with these online payment services or decreased use of their services;

•        increasing competition, including from other established Chinese internet companies, payment service providers and companies engaged in other financial technology services;

•        changes to rules or practices applicable to payment systems that link to third-party online payment service providers;

•        breach of customers’ personal information and concerns over the use and security of information collected from buyers;

•        service outages, system failures or failures to effectively scale the system to handle large and growing transaction volumes;

•        increasing costs to third-party online payment service providers, including fees charged by banks to process transactions through online payment channels, which would also increase our costs of revenues; and

•        failure to manage funds accurately or loss of funds, whether due to employee fraud, security breaches, technical errors or otherwise.

Increasing focus with respect to environment, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to comply with the laws and regulations on environmental, social and governance matters may subject us to penalties and adversely affect our business, financial condition and results of operations.

The PRC government and public advocacy groups have been increasingly focused on environment, social and governance (“ESG”) issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focusing on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus of investors and the PRC government on ESG and similar matters may hinder our access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. In addition, any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ADSs could be materially and adversely effected.

We rely on certain key operating metrics to evaluate the performance of our business, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We rely on certain key operating metrics, such as active users, among other things, to evaluate the performance of our business. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology and assumptions. We calculate these operating metrics using internal company data. There are inherent challenges in measuring such key metrics and company data, and measurement of such metrics and data may be susceptible to delays and technical errors. If we discover material inaccuracies in the operating metrics we use, or if they are perceived to be inaccurate, our reputation may be harmed and our evaluation methods and results may be impaired, which could negatively affect our business. If investors make investment decisions based on operating metrics we disclose that are inaccurate, we may also face potential lawsuits or disputes.

Pandemics and epidemics, natural disasters, terrorist activities and other disruptions and outbreaks could disrupt our production, delivery, and operations, which could materially and adversely affect our business, financial condition and results of operations.

Global pandemics, epidemics in China or elsewhere in the world, or fear of the spread of contagious diseases, such as COVID-19, Middle East respiratory syndrome (MERS), Ebola virus disease, severe acute respiratory syndrome (SARS), H1N1 flu, H7N9 flu and avian flu, as well as hurricanes, earthquakes, tsunamis, or other natural disasters could disrupt our business operations, reduce or restrict the ability of our employees as well as car dealers or brokers to provide services, or incur significant costs to protect our employees and facilities. Actual or threatened wars, terrorist activities, and other geopolitical uncertainties and disruptions could have a similar adverse effect on our business, financial condition and results of operations.

If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting and financial reporting personnel and other resources with which to address our internal controls and procedures. Our management has not completed, nor were they required to complete an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of preparing and auditing our financial statements as of December 31, 2022 and 2023 and for the years ended December 31, 2021, 2022 and 2023, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to the lack of sufficient accounting and financial reporting personnel with requisite knowledge, skills and experience in application of U.S. GAAP and SEC reporting requirements. To remedy our identified material weakness, we have taken measures and plan to continue to take measures to improve our internal control over financial reporting. However, these measures have not been fully implemented in the limited time that elapsed since the completion of the audit of our consolidated financial statements as of December 31, 2022, and therefore our management concluded the material weakness was not remediated as of December 31, 2023.

As of December 31, 2023, we had a total of 65 employees in our finance department as well as an internal control team, consisting of four members including a senior director who has prior audit work experience of U.S.-listed companies, that is responsible for overseeing the establishment of the internal control system of our company, the formulation and implementation of internal control process, and the identification and resolution of key issues and risk management relating to internal control. We have hired a financial manager for our finance department with over ten years of prior work experience in finance departments of different enterprises, including work experience in a U.S.-listed company. In addition, we have hired three employees dedicated to the preparation of financial statements and SEC reporting, all of whom have prior work experience in audit firms. We plan to recruit additional employees with strong knowledge and experience in U.S. GAAP accounting and SEC reporting and can assist us in the preparation of financial statements and SEC reporting. We will also continue to provide our accounting and financial reporting staff with extensive training resources, including organizing regular internal training sessions related to U.S. GAAP and SEC reporting matters. In addition to increasing the depth and experience within our accounting and finance team, we plan to adopt additional measures that will improve our internal control over financial reporting, including designing and implementing improved processes and internal controls. For instance, we have implemented key financial statements and reporting controls which address the preparation and review of our financial statements and footnote disclosures. We are planning to conduct an assessment of our internal control gaps by specialized consultants, as well as the adoption of processes and control enhancements arising from this assessment which we expect will be completed by the end of the second quarter of 2025. Additionally, we have implemented various entity level controls and will continue enhancing them including but not limited to enhancing employee conduct policies and whistleblower reporting policies and identifying qualified personnel who will serve as independent directors on our audit committee, which will be completed by the time of this listing. Furthermore, we also expect to adopt measures to improve internal control over financial reporting, including, among others, creating a U.S. GAAP accounting and reporting policies and procedures manual, which will be maintained, reviewed and updated on a regular basis, to latest U.S. GAAP accounting standards.

Despite the above-mentioned measures, we cannot assure you that our efforts will be effective or prevent any future material weakness or significant deficiency in our internal control over financial reporting. Moreover, while we currently do not expect that the costs to remediate these material weaknesses will adversely affect our business, we may incur additional expenses in future that may adversely affect our business.

The implementation of these measures may not fully address the material weakness identified in our internal control over financial reporting, and we may not conclude that it will be fully remedied in the future. Our failure to correct this material weakness or our failure to discover and address any other material weakness could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report with an adverse opinion on our internal control over financial reporting if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other material weaknesses in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

Risks Related to Corporate Structure

The interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, are still evolving, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect our financial condition and results of operations. If the PRC government considers our contractual arrangements, which are governed by PRC law, non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs.

Foreign investment in the value-added telecommunications services industry in China is subject to regulation. Pursuant to the list of special management measures for the market entry of foreign investment, or the Negative List, published by the National Development and Reform Commission (NDRC) and the Ministry of Commerce on December 27, 2021 and effective on January 1, 2022, with a few exceptions, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider.

We are a Cayman Islands company and our wholly owned PRC subsidiaries are currently considered foreign-invested enterprise. Accordingly, neither we nor our wholly owned PRC subsidiaries are eligible to provide value-added telecommunications services in China. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through the VIEs, namely Hangzhou Souche and Beijing Peak. Hangzhou Dasouche Information Technology Service Co., Ltd. and CheYiPai (Beijing) Automotive Technology Service Co., Ltd. have entered into a series of contractual arrangements with the VIEs and their shareholders, which enable us to (i) conduct business in China through the VIEs, (ii) direct the activities that most significantly affect the economic performance of the VIEs, (iii) receive substantially all of the economic benefits of the VIEs, and (iv) have an exclusive option to purchase all or part of the equity interests and assets in the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIEs and hence combine or consolidate their financial results as the VIEs under U.S. GAAP. See “Corporate History and Structure — Contractual Arrangements with the VIEs and Their Shareholders.”

If the PRC government considers that our contractual arrangements do not comply with its regulatory requirements on foreign investment in the value-added telecommunications services, or if the PRC government otherwise considers that we or the VIEs are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the MIIT and SAIC, would have broad discretion in dealing with such violations or failures, including, without limitation:

•        revoking the business licenses and/or operating licenses of such entities;

•        discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and the VIEs;

•        imposing fines, confiscating the income from our PRC subsidiaries or the VIEs, or imposing other requirements with which we or the VIEs may not be able to comply;

•        requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect our ability to combine, derive economic interests from, or exert effective control over the VIEs;

•        restricting or prohibiting our use of the proceeds of this offering and our right to collect revenues; or

•        taking other regulatory or enforcement actions that could be harmful to our business.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrences of any of these events result in our inability to direct the activities of the VIEs in China that most significantly impact its economic performance, and/or our failure to receive the economic benefits from our combined or consolidated variable interest entities, we may not be able to combine and/or consolidate their financial results in our combined and consolidated financial statements in accordance with U.S. GAAP.

We believe, to the best of our knowledge, our contractual arrangements do not violate any applicable PRC laws and regulations currently in force in all material aspects. However, the interpretation and application of current and future PRC laws and regulations are still evolving, thus we cannot preclude the possibility that the PRC regulatory authorities may take a view that is contrary to us. If any of these occurrences results in our inability to direct the activities of the VIEs or our failure to receive the economic benefits from the VIEs and/or our inability to claim our contractual control rights over the assets of the VIEs that conduct substantially all of our operations in China, we may not be able to combine and/or consolidate the entity in our combined and consolidated financial statements in accordance with U.S. GAAP which could materially and adversely affect our financial condition and results of operations and cause our ADSs to significantly decline in value or become worthless.

Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

The shareholders of the VIEs may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements. Since PRC laws prohibit or restrict foreign equity ownership in certain kinds of business in China, we have relied and expect to continue to rely on the contractual arrangements with the VIEs and their shareholders to operate our business in China.

However, these contractual arrangements may not be as effective as equity ownership in providing us with control over our affiliated entities. Any of our affiliated entities, including the VIEs and their shareholders, could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. In the event that the shareholders of the VIEs breach the terms of these contractual arrangements and voluntarily liquidate the VIEs, or the VIEs declares bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by our affiliated entities, which could have a material adverse effect on our business, financial condition and results of operations.

Most of the nominee shareholders of the VIEs are also beneficial owners of the Company. The enforceability of the contractual agreements between us, the VIEs and their shareholders depends to a large extent upon whether the VIEs and their shareholders will fulfill these contractual agreements. Their interests in enforcing these contractual agreements may not align with our interests or the interests of our shareholders. If their interest diverges from that of our company and other shareholders, it may potentially increase the risk that they could seek to act contrary to these contractual arrangements. If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. Our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these agreements would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is different from that in some other jurisdictions, such as the United States. As a result, changes and developments in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law.

There remain uncertainties regarding the ultimate outcome of such adjudication should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our affiliated entities, and our ability to conduct our business may be negatively affected.

Uncertainties exist with respect to the interpretation and implementation of the enacted Foreign Investment Law and how it may impact our business, financial condition and results of operations.

On March 15, 2019, the National People’s Congress of the PRC promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The enacted Foreign Investment Law does not mention concepts such as “actual control” and “controlling PRC companies by contracts or trusts” that were included in the previous drafts, nor did it specify regulation on controlling through contractual arrangements, and thus this regulatory topic remains subject to further clarification under the Foreign Investment Law. However, since the Foreign Investment Law is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, although the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment,” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council require further actions to be taken by companies with respect to existing contractual arrangements, such as unwinding our existing contractual arrangements and/or disposal of our related business operations, we may face uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance requirements could materially and adversely affect our current corporate structure, corporate governance and business operations.

We rely on contractual arrangements with the VIEs and their shareholders for a large portion of our business operations which may not be as effective as equity ownership in providing operational control.

We primarily have relied and expect to continue to rely on contractual arrangements with the VIEs and their respective shareholders to operate our business in China. For details, see “Corporate History and Structure — Contractual Arrangements with the VIEs and Their Shareholders.” These contractual arrangements may not be as effective as equity ownership in providing us with control over the VIEs. For example, the VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had equity ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their shareholders of their respective obligations under the contracts to exercise control over the VIEs. The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with the VIEs. If any disputes relating to these contracts remain unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and there are uncertainties with respect to the enforceability of such rights. Therefore, our contractual arrangements with the VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as equity ownership would be.

The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of the VIEs of DSC may have actual or potential conflicts of interest with us. These shareholders may refuse to renew or breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to effectively control the VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIEs’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by the VIEs, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.

As part of our contractual arrangements with the VIEs of DSC, the VIEs hold certain assets, licenses and permits that are material to our business operations. The contractual arrangements contain terms that specifically obligate VIEs’ shareholders to ensure the valid existence of the VIEs and restrict the disposal of material assets of the VIEs. However, in the event the VIEs’ shareholders breach the terms of these contractual arrangements and voluntarily liquidate the VIEs, or the VIEs declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the VIEs, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if any of the VIEs undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of the assets of such VIE, thereby hindering our ability to operate our business as well as constrain our growth.

If we exercise the option to acquire equity ownership and assets of VIEs, the ownership and transfer may subject us to certain limitations and substantial costs.

According to the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (the “FITE Regulations”), foreign investors are not allowed to hold more than 50% of the equity interests in a company providing value-added telecommunications services. Consequently, we may be ineligible to operate the VIEs’

value-added telecommunication enterprises directly and may be forced to suspend the operations if the contractual arrangements are considered as invalid, which could materially and adversely affect the business, financial condition and results of operations of us and the VIEs.

Pursuant to the contractual arrangements, our WFOEs or their designated person(s) has the irrevocable and exclusive right to purchase all or any part of the equity interests in the VIEs from their shareholders at any time and from time to time in the WFOEs’ absolute discretion to the extent permitted by PRC laws. The consideration for the equity interests in the VIEs will be the lower of the total capital contribution to the registered capital of the VIEs multiplied by the percentage of equity interests in the VIEs being purchased and the lowest price allowed under PRC law. In the event that the purchase price is higher than RMB1, the shareholders of each of the VIEs agree that any and all proceeds acquired by such shareholders as a result of the exercise of the exclusive right to purchase under this agreement by the respective WFOE or its designee(s) shall be gifted without compensation to such WFOE or, as requested by such WFOE, to its designee(s) in full.

The aforesaid equity transfer may be subject to the approvals from, or filings with, the MIIT, MOFCOM and SAMR and/or their local competent branches. In addition, the equity transfer price may be subject to review and tax adjustment by the relevant tax authorities. The equity transfer price to be received by the VIEs under the contractual arrangements may also be subject to enterprise income tax, and such tax amounts could be substantial. Accordingly, in the event that we exercise the option to acquire equity ownership and/or assets of the VIEs, substantial costs may be incurred, which may adversely and materially affect our and the VIEs’ financial performance.

We are a holding company and investors will have ownership in a holding company that does not directly own all of its operation in China. We rely on our WFOEs and other PRC subsidiaries and the VIEs for the operation in PRC. We also rely on dividends and other payments from our WFOEs and other PRC subsidiaries to pay dividends and other cash distributions to our Shareholders, and any limitation on the ability of our WFOEs and other PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to pay dividends to our shareholders.

We are a holding company and the investors will have ownership in a holding company that does not directly own all of its operation in China. We rely on our WFOEs and other PRC subsidiaries and the VIEs for the operation in PRC. Any benefits accrued to us because of the VIEs are limited to the conditions we met for combination of the VIEs under U.S. GAAP. Such conditions include that (i) we control the VIEs through power to govern the activities which most significantly impact the VIEs’ economic performance, (ii) we are obligated to absorb losses of the VIEs that could potentially be significant to the VIEs, and (iii) we are entitled to receive benefits from the VIEs that could potentially be significant to the VIEs. We are deemed as the primary beneficiary of the VIEs, and the VIEs are treated as our combined or consolidated affiliated entities for accounting purposes. We rely principally on dividends and other distributions paid by our subsidiaries in China for our cash needs, including paying dividends and other cash distributions to our shareholders, servicing any debt we and the VIEs may incur and paying our and the VIEs’ operating expenses. If the WFOEs and other PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the income of the WFOEs in turn depends on the service fees paid by the VIEs and the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. Current PRC laws and regulations permit our subsidiaries in China to pay dividends to us only out of its retained earnings, if any, determined in accordance with Chinese accounting standards and regulations and the WFOEs and other PRC subsidiaries shall make up its losses of previous years when conducting outward remittance. Under the applicable requirements of PRC laws and regulations, the WFOEs and other PRC subsidiaries are required to set aside at least 10% of its accumulated after-tax profits based on PRC accounting standards each year to fund certain statutory reserves until the accumulated amount of such reserve reaches 50% of its registered capital. At its discretion, the WFOEs and other PRC subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to its discretionary reserve fund, or its staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business, financial condition and results of operations.

We conduct substantially all of our operations in China and substantially all of our revenue is derived from our operations in China. Accordingly, our results of operations and prospects are, to a significant degree, subject to economic, political and legal developments in China. The PRC government has implemented measures emphasizing market forces for economic reform and the establishment of sound corporate governance in business enterprises. However, the Chinese regulators have significant authority to regulate the business operations of a China-based company, such as ours, and continue to play a significant role in regulating industry development and have significant influence over China’s economic growth through allocating resources, regulating payment of foreign currency-denominated obligation, setting monetary policies, regulating the inflow and outflow of foreign capital and providing preferential treatment of particular industries or companies.

The global macroeconomic environment faces significant challenges in the near-term future. For example, there is uncertainty about the short and long-term economic impact of the monetary and fiscal policies adopted by the central banks and government authorities of some of the world’s leading economies, including but not limited to China and the United States. There are also concerns about the current and future relationship between China and the United States. Changes in political conditions and in Sino-U.S. relations are difficult to predict and could adversely affect the overall market conditions and consequently our business, operating results and financial condition. Moreover, any tensions in international relations, such as tensions between China and the United States, whether or not related to our business, could cause investors to be unwilling to hold or buy our ADSs and consequently cause the trading price of our ADSs to decline. The various economic and policy measures enacted by the PRC government to bolster China’s economic growth could materially affect our business. Any adverse change in the economic conditions, governmental policies or laws and regulations in China could have a material adverse effect on the general economic condition and our business.

The evolving PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us.

Our principal operating subsidiaries are incorporated under and governed by the laws of the PRC. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference, but have limited precedential value. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to various degrees of interpretation and discretion by the PRC regulatory agencies. Since the PRC legal system continues to evolve rapidly, the interpretations and enforcement of many laws, regulations and rules may further change or develop, which could adversely affect us. The PRC regulatory authorities may continue to introduce new laws and regulations from time to time. In particular, because some of these laws, rules and regulations are relatively new, and because of the limited number of published decisions, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and may not be uniform and predictable. These aforesaid uncertainties in the PRC legal system may affect our judgment on the relevance of legal requirements and our ability to enforce our legal or contractual rights, which may adversely affect our business operation, financial condition and results of operations.

Evolving laws and regulations could also affect the ability of a China-based company, such as our company, to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities could impose material penalties on us or order us to rectify any non-compliance. In addition, as in regulatory authorities in many other countries, some regulatory requirements issued by certain PRC government authorities may be applied by other PRC government authorities in different manners (including local government authorities), thus making strict compliance with all regulatory requirements challenging. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract. However, since the interpretation and implementation of statutory and contractual terms are evolving, it may be difficult to predict the outcome of administrative and court proceedings. Furthermore, the PRC legal system encompasses government policies and administrative rules. New polices and rules may be introduced from time to time and may not be timely published, and existing ones may be modified, from time to time with possible retroactive effect under certain circumstances. In addition, the PRC legal system is based in part on government policies and internal rules. Some of the laws and regulations as well as the government policies and internal rules may not published on a timely basis, and may have a retroactive effect under certain circumstances. As a result, we may not be aware of our violation of these laws, regulations, government policies and internal rules until sometime after the occurrence of the violation. Such potential violations, including potential violations over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Furthermore, if China adopts more stringent standards with respect to environmental protection or corporate social responsibilities, we may incur increased compliance costs or become subject to additional restrictions in our operations. Intellectual property rights and confidentiality protections in China may also be different from that in other countries. In addition, we cannot predict the effects of future developments in the PRC legal system on our business operations, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof. These developments could limit the legal protections available to us and our investors, including you. Moreover, any litigation may be time-consuming and result in additional costs and diversion of our resources and management attention.

We are subject to uncertainties of conducting the company’s business operations in China. The PRC government exerts substantial influence over the manner in which we conduct our business operations. It may influence or intervene in our operations at any time as part of its efforts to enforce PRC law, which could result in a material adverse change in our operations and the value of the ADSs.

As we conduct substantially all of our business in China, our operations are principally governed by PRC laws and regulations, and we are subject to risks associated with operating our business in China. The PRC government may intervene or influence our operations at any time. The PRC government has, in recent years, published new policies that significantly affected certain industries, including the internet sector. Recent regulatory developments in China may subject us to additional regulatory review, including the cybersecurity review, and security assessment measures of cross-border transfer of data, expose us to government discretion, or otherwise restrict our ability to offer securities and raise capitals outside China, all of which could materially and adversely affect the business of us and the VIEs and the value of our securities. We cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations.

Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such intervention in or influence on our business operations or action to exert more oversight and control over securities offerings and other capital markets activities, once taken by the PRC government, could adversely affect our business, financial condition and results of operations and the value of our Class A ordinary shares or the ADSs, or significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

Failure or perceived failure by us to comply with the anti-monopoly and competition laws and regulations in the PRC may result in governmental investigations, enforcement actions, litigation or claims against us and could have an adverse effect on business, reputation, results of operations and financial condition.

The PRC anti-monopoly regulators have in recent years strengthened enforcement under the anti-monopoly and competition laws and regulations. In March 2018, the SAMR was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the Ministry of Commerce, the NDRC, and the SAIC (the predecessor of the SAMR), respectively. On November 18, 2021, the State Council inaugurated the National Anti-monopoly Bureau, which aims to further implement the fair competition policies and strengthen anti-monopoly supervision in the PRC, especially to strengthen supervision and law enforcement in areas involving platform economy, innovation, science and technology, information security and people’s well-being.

The PRC anti-monopoly regulators may also issue implementation rules or guidelines from time to time to reinforce their regulation on certain industrial sectors. On September 11, 2020, Anti-monopoly Compliance Guideline for Operators was issued, which requires, under the PRC Anti-monopoly Law, operators to establish antimonopoly compliance management system to prevent anti-monopoly compliance risks. On February 7, 2021, the Anti-monopoly

Committee of the State Council published the Anti-Monopoly Guidelines for the Platform Economy Sector, which is aimed at enhancing anti-monopoly administration on businesses that operate under the platform model and the overall platform economy. The Anti-Monopoly Guidelines for the Platform Economy Sector is consistent with the PRC Anti-Monopoly Law and prohibits monopolistic conduct such as entering into monopolistic agreements, abusing market dominance and concentration of undertakings that may have the effect to eliminate or restrict competition in the field of platform economy. More specifically, the Anti-Monopoly Guidelines for the Platform Economy Sector outlines certain practices that may, if without justifiable reasons, constitute abuse of market dominance, including without limitation, discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundled services to sell services, compulsory collection of unnecessary user data. In addition, the Anti-Monopoly Guidelines for the Platform Economy Sector also reinforces antitrust merger review for internet platform related transactions to safeguard market competition.

In addition, on November 15, 2021, the SAMR published the Overseas Anti-monopoly Compliance Guidelines for Enterprises, which is aimed at helping PRC companies establish and strengthen overseas anti-monopoly compliance systems to reduce overseas anti-monopoly compliance risks. The Guidelines applies to both PRC enterprises that conduct business and operation overseas and PRC enterprises that conduct business and operations in the PRC and may have certain impacts on overseas markets, in particular for those that conduct import and export trade, overseas investments, acquisition, transfer or license of intellectual properties and tendering and bidding activities. See “Regulations — Regulations on Anti-Monopoly and Anti-Unfair Competition Laws.”

As the aforementioned guidelines were newly promulgated, there remains uncertainties as to how these guidelines will be implemented and whether these guidelines will have a material impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance is raised by relevant authorities and determined against us, we may be subject to fines and other penalties.

Furthermore, the SCNPC promulgated the amended Anti-Monopoly Law on June 24, 2022, which became effective on August 1, 2022 and increases the fines for illegal concentration of business operators to no more than ten percent of its last year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competitions, or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition. The amended Anti-Monopoly Law also requires that the relevant authorities shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold.

We may be involved in investigations, inquiries, claims, complaints or other administrative requirements in relation to anti-monopoly and competition laws and regulations in the PRC from time to time, which regulate various potential monopolistic actions or arrangements, such as monopoly agreements, bundling or tie-in sales, unfair pricing practices, imposing unreasonable terms on the counterparties, requiring the operators on the platform to choose “one out of two” competitive platforms, charging additional and unreasonable fees, refusing to transact with certain counterparties without any reasonable ground, as well as concentrations of undertaking, and these investigations, claims and complaints are subject to the uncertainties associated with the evolving legislative activities and varied local enforcement practices. We are committed to complying with the foregoing laws, regulations and government guidelines and we continuously assess and evaluate our compliance status accordingly.

In the case of our failure or perceived failure to comply with these laws and regulations and new legislations or guidelines to be promulgated from time to time, governmental agencies and regulators may, among other things, prohibit or rescind our acquisitions, divestitures, or combinations, impose significant fines or penalties, require divestiture of certain of our assets, or impose other restrictions that limit or require us to modify our operations. It may be costly to adjust some of our business practice in order to comply with these laws, regulations, rules, guidelines and implementations, and any incompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and materially and adversely affect our business, financial condition and results of operations.

If the PCAOB is prevented from fully evaluating audits and quality control procedures of our auditor, investors may be deprived of the benefits of such PCAOB inspections.

As a public company with securities listed on a national exchange, we will be required to have our financial statements audited by an independent registered public accounting firm registered with the PCAOB. A requirement of being registered with the PCAOB is that if requested by the SEC or PCAOB, such accounting firm is required to make its audits and related audit work papers be subject to regular inspections to assess its compliance with the applicable professional standards.

On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our auditor. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections and investigations of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, investors may be deprived of the benefits of such PCAOB inspections. In addition, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited under the HFCAA. See “— The Holding Foreign Companies Accountable Act may result in the delisting of the ADSs. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

The Holding Foreign Companies Accountable Act may result in the delisting of the ADSs. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the HFCAA if PCAOB determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the 2021 Determinations notifying the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections and investigations of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and the risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited under the HFCAA. Such a delisting or trading prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting or trading prohibition would have a negative impact on the price of our ADSs. The threatened delisting or trading prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

Recent litigation and negative publicity surrounding China-based companies listed in the United States may negatively impact the trading price of our ADSs.

We believe that recent litigation and negative publicity surrounding companies with operations in China that are listed in the United States have negatively impacted the stock prices of these companies. Certain politicians in the United States have publicly warned investors to shun China-based companies listed in the United States. The SEC and the PCAOB also issued a joint statement on April 21, 2020, reiterating the disclosure, financial reporting and other risks involved in the investments in companies that are based in emerging markets as well as the limited remedies available to investors who might take legal action against such companies. Furthermore, various equity-based research organizations have recently published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of our ADSs to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the “big four” PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the administrative law judge, or the ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months.

On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with the SEC requirements could ultimately lead to the delisting of the ADSs from the Nasdaq or the termination of the registration of our Class A ordinary shares under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

Our business is susceptible to changes in government policies, including policies on automobile purchases, ownership, taxation, vehicle title transfers and used car transactions across regions and provinces. Failure to adequately respond to such changes could adversely affect our business.

Government policies on automobile purchases and ownership may have a material impact on our business due to their influence on consumer behaviors. Since 2009, the PRC government has changed the vehicle purchase tax on automobiles with 1.6 liter or smaller engines several times. In addition, in August 2014, several PRC governmental authorities jointly announced that from September 2014 to December 2017, purchases of new energy automobiles designated on certain catalogs will be exempted from vehicle purchase taxes. In April 2015, several PRC governmental authorities also jointly announced that from 2016 to 2020, purchasers of new energy automobiles designated on certain catalogs will enjoy subsidies. In December 2016, relevant PRC governmental authorities further adjusted the subsidy policy for new energy automobiles. We cannot predict whether government subsidies will remain in the future or whether similar incentives will be introduced, and if they are, their impact on automobile retail transactions in China. It is possible that automobile retail transactions may decline significantly upon expiration of the existing government subsidies if consumers have become used to such incentives and postpone purchase decisions in the absence of new incentives. If automobile retail transactions indeed decline, our revenues and results of operations may be materially and adversely affected.

Atmospheric Pollution Prevention and Control Law of the People’s Republic of China, as amended on October 26, 2018, advocates reasonable control over the number of fuel vehicles in accordance with urban planning. Some local governmental authorities issued regulations and implementation rules in order to control urban traffic and the number of automobiles within particular urban areas. For example, Beijing municipal authorities adopted regulations and implementing rules in December 2010 to limit the total number of license plates issued to new automobile purchases in Beijing each year. Guangzhou municipal authorities also announced similar regulations, which came into effect in July 2013. There are similar policies that restrict the issuance of new automobile license plates in Shanghai, Tianjin, Hangzhou, Guiyang and Shenzhen. In September 2013, the State Council released a plan for the prevention and remediation of air pollution, which requires large cities, such as Beijing, Shanghai and Guangzhou, to further restrict the number of motor vehicles. In September 2013, the Beijing government issued an additional regulation to limit the total number of vehicles in Beijing to no more than six million by the end of 2017. In addition to the quantity control of automobiles, some local governmental authorities have also adopted environmental protection policies and regulations in recent years, pursuant to which an automobile, failing to meet certain environmental protection requirements or standards, will not be able to obtain the license plate issued by relevant local governmental authorities. As some used cars cannot meet the environmental protection standards required in some regions, the above policies and regulations may restrict or adversely impact the transactions of such used cars.

The Circular on Improving the Filing of Used Automobiles Market Entities and the Administration of Automobiles Transactions Registration promulgated by the MOFCOM and the MPS on September 6, 2022 and the Circular on Measures to Enliven Automobile Trading and Expand Automobile Consumption promulgated by the general offices of 17 departments including the MOFCOM on July 5, 2022 set forth the measures to improve the supervision of used automobiles markets, including but not limited to the restrictions on the used cars transactions of individuals that took effect on January 1, 2023, and the filing requirements of the operators of automobiles markets as well as the seller of used automobiles that took effect on October 1, 2022. Sellers of used automobiles such as the car dealers and retailers may fail to adequately respond to such measures, and such policies and regulations may restrict or adversely affect the transactions of such used cars. Such regulatory developments, as well as other uncertainties, may affect the growth prospects of China’s automobile industry, which in turn may have a material adverse impact on our business.

The enforcement of stricter advertisement laws and regulations in the PRC may adversely affect our business and our profitability.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our platform to ensure that such content is true and accurate and in compliance with applicable PRC laws and regulations. If advertisements shown on our platform are in violation of relevant PRC advertising laws and regulations, we may be subject to penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders for rectification. The Chinese government may from time to time promulgate new advertising laws and regulations, including possible additional restrictions on online advertising services, and these restrictions may relate to, among other attributes, the content, placement and appearance of advertisements. We cannot assure you that the advertisement we publish in the future will not be subject to further penalties. And any such penalties may disrupt our business and our competition with competitors, which could affect our results of operations and financial conditions.

Heightened tensions in international relations, particularly between China and the United States, may adversely affect our business, financial condition and results of operations.

Recently there have been changes in international trade policies and rising political tensions, particularly between the U.S. and China, but also as a result of the war in Ukraine and sanctions on Russia. The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. While the “Phase One” agreement was signed between China and the United States on trade matters in January 2020, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade, tax policy related to international commerce, or other trade matters. In addition, China has implemented measures in response to new trade policies, treaties and tariffs initiated by the U.S. government. The situation is further complicated by the political tensions between China and the United States that escalated during the COVID-19 pandemic and in the wake of the PRC National People’s Congress’ decision on

Hong Kong national security legislation, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by U.S. President in August 2020 that prohibit certain transactions with certain China-based companies and their respective subsidiaries. Rising trade and political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies. It could also adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our overseas expansion, our financial condition and results of operations.

While cross-border business currently may not be an area of our focus, if we plan to expand our business internationally in the future or list imported vehicles and other products on our platforms, any unfavorable government policies on international trade, such as regulatory restrictions on capital flows or tariffs, may affect the consumer demands, our ability to provide certain services on our platforms or our ability to provide services in certain countries. In particular, if any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, especially, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade and political tension, such changes could have an adverse effect on our business, financial condition and results of operations. In addition, our results of operations could be adversely affected if any such tensions or unfavorable government trade policies harm the Chinese economy or the global economy in general.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China. In addition, all our senior executive officers reside within China for a significant portion of the time and all of them are PRC nationals or Hong Kong residents. As a result, it may be complex and costly for our shareholders to effect service of process upon us or those persons inside China.

The recognition and enforcement of foreign judgments are basically provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have written treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the Cayman Islands or some other countries and regions. Therefore, it is uncertain whether the judgment of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision can be recognized or enforced. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment if it is decided as having violated the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands.

The SEC, U.S. Department of Justice and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Legal and other obstacles to obtaining information needed for investigations or litigation or to obtaining access to funds outside the United States, lack of support from local authorities, and other various factors make it difficult for the U.S. authorities to pursue actions against non-U.S. companies and individuals, who may have engaged in fraud or other wrongdoings. Additionally, public shareholders investing in the ADSs have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class actions under securities law and fraud claims, as well as the corresponding foreign judgments on such claims, generally are difficult to pursue and enforce as a matter of law or practicality in many emerging markets, including China. As a result of all of the above, you may have more difficulties in protecting your interests in your emerging market investments.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and services of any debt we may incur. Our PRC subsidiaries’ ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, any declaration and payment of dividend shall comply with relevant articles or partnership agreement of such PRC subsidiaries. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may impose limitations on their ability to pay dividends or make other payments to us.

To stabilize capital flows and RMB’s exchange ratio, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of restrictions upon capital flows, including relevant restrictions and procedural requirements for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the People’s Bank of China issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises, or PBOC Circular 306, on November 26, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises with which it has an equity relationship shall not exceed 30% of the domestic enterprise’s most recent audited owner’s equity. PBOC Circular 306 may affect our PRC subsidiaries’ ability to provide offshore loans to us. The PRC government may strengthen such regulatory restrictions on capital flows from time to time and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC resident enterprises unless reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are tax resident.

The custodians or authorized users of our corporate chops and seals may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under PRC law, legal documents for corporate transactions, including agreements and contracts, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with SAMR. A company chop or seal may serve as the legal representation of the company towards third parties even when unaccompanied by a signature.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application, which will then be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees.

Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve time and resources to resolve and divert management from our operations.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and regulatory restriction of currency conversion may restrict or delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC subsidiaries are subject to registration with SAMR or its local counterpart and registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE or its local branches and (ii) any of our PRC subsidiaries may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, they may only procure loans subject to the calculation approach and limitation as provided by the People’s Bank of China.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective on June 9, 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including, but not limited, to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. On October 23, 2019, SAFE further issued the Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-Border Trade and Investment, or the Circular 28, which took effect on the same day. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China as long as such investments do not violate then effective negative list for foreign investments and the target investment projects are genuine and in compliance with laws. In addition, Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments. On April 10, 2020, the SAFE promulgated the Circular of SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or the SAFE Circular 8, the reform of facilitating the payments of incomes under the capital accounts shall be promoted nationwide. As this circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange-related rules. Violations of these circulars could result in severe monetary or other penalties.

Fluctuations in exchange rates could have an adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in societal and economic conditions in China and by China’s foreign exchange policies. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. Since October 1, 2016, Renminbi has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right (SDR) along with the U.S. dollar, the euro, the Japanese yen and the British pound. In the fourth quarter of 2016 the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material adverse effect on your investment. All of our revenues and costs are denominated in Renminbi. Any significant revaluation of Renminbi may adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars into Renminbi for capital expenditures and working capital and other business purposes, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of the ADSs, and if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Relatively limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Regulatory restrictions on currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes regulatory restrictions on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China, and requires approval or registration in accordance with regulatory requirements. We receive all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where foreign loans or additional equity investment denominated in a foreign currency flowed into mainland China, and where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval or registration (some of which are now processed by commercial banks under the supervision of SAFE) to provide foreign capital to our PRC operations either as foreign loans to or as additional capital investments in our PRC subsidiaries, or to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may further restrict access to foreign currencies for current account transactions in the future. If the foreign exchange regulatory system prevents us from obtaining sufficient foreign currencies to satisfy our demands, or from effectively utilizing our capital denominated in a foreign currency for the purpose of our PRC operations, we would encounter difficulty in funding our operations, which may adversely affect our business, results of operations and financial condition. Furthermore, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, Provisions on Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, establish additional procedures and requirements on merger and acquisition activities by foreign investors. Such regulation requires, among other things, that the PRC Ministry of Commerce, or the MOFCOM, under certain circumstances, be notified in advance of any change-of-control transaction in which a foreign investor takes control of an affiliated PRC domestic enterprise. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress of China, which was original effective in 2008 and later amended on June 24, 2022 and effective since August 1, 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds to be cleared by the relevant anti-monopoly authority before they can be completed. In addition, Measures for the Security Review of Foreign Investment promulgated by the NDRC, and the MOFCOM in December 2020 specify that in respect of foreign investments in military, national defense-related areas or in locations in proximity to military facilities, or foreign investments that would result in obtaining actual control of enterprises in certain key sectors, such as critical agricultural products, energy and resources, equipment manufacturing, infrastructure, transportation, cultural products and services, information technology, internet products and services, financial services and technology sectors, the foreign investor or the counterpart in China in relation to the foregoing foreign investments is required to proactively report to the designated governmental authorities in advance of the investment and shall not commence the foreign investments until the governmental authorities make a determination on whether to initiate a security review. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM and the SAMR, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

The SAFE issued Circular on Several Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investments via Overseas Special Purpose Companies, or SAFE Circular 75, on October 21, 2005, which became effective on November 1, 2005. Under SAFE Circular 75, prior registration with the local SAFE branch is required for PRC residents to establish or to control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by PRC residents in the offshore special purpose vehicles, or SPVs, by means of acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. See “Regulation — Regulations relating to Foreign Exchange Control — Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents.” In addition, such PRC residents must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. If any PRC shareholder of such SPVs fails to make the required registration or to update the previously filed registration, the subsidiary of such SPVs in China may be prohibited from distributing theirs profits or the proceeds from any capital reduction, share transfer or liquidation to the SPVs, and the SPVs may also be prohibited from making additional capital contributions into their subsidiary in China.

We cannot guarantee that all of our shareholders or beneficial owners who are residents of the PRC have complied with the relevant registrations or approvals required by the SAFE regulations or will do so in the future. For instance, due to evolving interpretations surrounding the application of SAFE Circular 37, as of the date of this prospectus, to our best knowledge, two individuals who are our current beneficial owners and PRC residents have not updated their SAFE registrations to reflect changes in their offshore interests, and another individual who is our current beneficial owner and PRC resident has not completed the initial SAFE registration. Any failure by these shareholders or beneficial owners to comply with SAFE regulations, or any failure by us to update the foreign exchange registrations of our PRC subsidiaries, may result in fines or legal sanctions against us, limit our overseas or cross-border investment activities, impact our ability to receive distributions or dividends from our PRC subsidiaries, or affect our ownership structure. Such outcomes could have an adverse effect on our business and prospects.

We have requested shareholders or beneficial owners who directly or indirectly hold shares in our Cayman Islands holding company and are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC individuals or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with the applicable registration requirements under SAFE regulations. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by SAFE regulations. Any failure or inability by such shareholders, beneficial owners or our subsidiaries to comply with SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in share incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose companies. In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or SAFE Circular 7. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options will be subject to these regulations when our company becomes an overseas-listed company upon the completion of this offering. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, and there may be additional restrictions on the ability of them to exercise their stock options or remit proceeds gained from sale of their stock into the PRC. In addition, relevant laws and regulations and their interpretation may change from time to time and there is uncertainty with respect to their implementation, which may restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulation — Regulations relating to Foreign Exchange Control — Regulations on Stock Incentive Plans.”

In addition, the State Administration of Taxation, or SAT, has issued circulars concerning employee share options or restricted shares. Under these circulars, employees working in the PRC who exercise share options, or whose restricted shares or restricted share units vest, will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees related to their share options, restricted shares or restricted share units. In addition, the sales of the ADSs or shares held by such PRC individual employees after their exercise of the options, or the vesting of the restricted shares or restricted share units, are also subject to PRC individual income tax. If the employees fail to pay, or the PRC subsidiaries fail to withhold, their income taxes according to relevant laws, rules and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT, issued the Notice of the State Administration of Taxation on Issues Concerning the Determination of Chinese-Controlled Enterprises Registered Overseas as Resident Enterprises on the Basis of Their Bodies of Actual Management, known as SAT Circular 82, and was amended on 2017, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (ii) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (iv) not less than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued the Public Announcement of State Administration of Taxation on Promulgation of the Administrative Measures on Income Tax

on Overseas Registered Chinese-funded Holding Resident Enterprises (Trial Implementation), or SAT Bulletin 45, which took effect in September 2011 and last amended on June 2018, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters.

We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we will be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we will be required to withhold a 10% withholding tax from dividends we pay to our shareholders (including our ADS holders) that are non-resident enterprises. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such gain is treated as derived from a PRC source. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the sale or other disposition of ADSs or Class A ordinary shares by such shareholders (including ADS holders) may be subject to PRC tax at a rate of 20% (which in the case of dividends may be withheld at source). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders (including ADS holders) of our company would, in practice, be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or Class A ordinary shares.

We may be held liable for non-compliance with applicable rules and regulations concerning indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.

On October 17, 2017, the SAT issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We may be held liable for non-compliance with applicable rules and regulations concerning the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these bulletins, or to establish that our company should not be taxed under these bulletins, which may have a material adverse effect on our financial condition and results of operations.

Regulation of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our website.

The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, and the closure of the concerned websites. The website operator may also be held liable for such information displayed on or linked to the websites. If our online platform or the content on such platform is found to be in violation of any such requirements, we may be penalized by relevant authorities, and our operations or reputation could be adversely affected.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Due to differences in laws and regulations between China and the United States, shareholder claims or regulatory investigation that are common in the United States may be difficult to pursue and enforce as a matter of law or practicality in China. For example, in China, there are legal and other challenges to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which was last amended in December 2019 and became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. The inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Risks Related to the ADSs and This Offering

An active trading market for our Class A ordinary shares or the ADSs may not develop and the trading price for the ADSs may fluctuate significantly.

We will apply to list our ADSs on Nasdaq. We have no current intention to seek a listing for our ordinary shares on any stock exchange. Prior to the completion of this offering, there has been no public market for the ADSs or our ordinary shares, and we cannot assure you that a liquid public market for the ADSs will develop. If an active public market for the ADSs does not develop following the completion of this offering, the market price and liquidity of the ADSs may be materially and adversely affected. The initial public offering price for the ADSs was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of the ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

We will incur additional costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. These additional costs could negatively affect our financial results. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by the Nasdaq, may increase legal and financial compliance costs and make some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If, notwithstanding our efforts to comply with new laws, regulations and standards, we fail to comply, regulatory authorities may initiate legal proceedings against us and our business may be harmed. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

When we cease to be an “emerging growth company,” we will incur and expect to continue to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Operating as a public company also makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our ADS price.

Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our ADS price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•        variations in our revenues, earnings and cash flows;

•        announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•        announcements of new offerings, solutions and expansions by us or our competitors;

•        changes in financial estimates by securities analysts;

•        detrimental adverse publicity about us, our services or our industry;

•        announcements of new regulations, rules or policies relevant to our business;

•        additions or departures of key personnel;

•        release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•        potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

In the past, shareholders of public companies have often brought securities class-action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class-action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations.

Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for the ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$           per ADS, representing the difference between the initial public offering price of US$           per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, and our net tangible book value per ADS as of December 31, 2023, after giving effect the net proceeds we receive from this offering. In addition, holders of our ADSs may experience further dilution of their interest if we issue additional shares in the future to raise additional capital. For a more complete description of how the value of your investment in the ADSs will be diluted upon the completion of this offering, see “Dilution.”

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for the ADSs to decline.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our authorized and issued ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares will be entitled to one vote per share, while the holder of Class B ordinary shares will be entitled to 10 votes per share. We will issue Class A ordinary shares represented by the ADSs in this offering. Each Class B ordinary share is convertible into an equal number of Class A ordinary share at any time by the holders thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Upon the completion of this offering and assuming that the underwriters do not exercise their option to purchase additional ADSs, Mr. Junhong Yao, our founder, director and chief executive officer, will beneficially own 331,292,603 Class B ordinary shares and            Class A ordinary shares. Mr. Junhong Yao will beneficially own approximately           % of our total issued and outstanding share capital immediately after the completion of this offering and           % of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering due to the disparate voting powers associated with our dual-class share structure, assuming the underwriters do not exercise their option to purchase additional ADSs. As a result of the dual-class share structure and the concentration of ownership, the holder of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay, or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for the ADSs.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of the ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the ADSs.

Upon the completion of this offering, we will be a “controlled company” as defined under the Nasdaq corporate governance rules. As a result, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to shareholders of other companies.

Following the completion of this offering, we will be a “controlled company” as defined under the Nasdaq corporate governance rules because Mr. Junhong Yao will own more than 50% of our total voting power. For so long as we remain a controlled company, we may rely on certain exemptions from the corporate governance rules, including the rule that we have to establish a nominating and corporate governance committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers, including being able to adopt home country practices in relation to corporate governance matters. See “— We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies” and “— As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

The sale or availability for sale of substantial amounts of ADSs could adversely affect their market price.

Sales of substantial amounts of ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act. In addition, shares held by our existing shareholders, including those held by our founder and principal shareholders, may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be            ADSs (representing            Class A ordinary shares) issued and outstanding immediately after this offering, or            ADSs (representing            Class A ordinary shares) if the underwriters exercise their option to purchase additional ADSs in full. In connection with this offering, we, our directors, executive officers, existing shareholders and holders of share-based awards have agreed, subject to certain exceptions, not to sell any ordinary shares or ADSs for 180 days. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. For a more detailed description of the restrictions on selling our securities after this offering, see “Underwriting” and “Shares Eligible for Future Sale.”

After completion of this offering, certain holders of our Class A ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the 180-day lock-up period in connection with this offering. See “Description of Share Capital — Shareholders Agreement — Registration Rights.” Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

Promptly after the completion of this offering, we intend to file one or more registration statements with the SEC on Form S-8 to register ordinary shares reserved for future issuance under our equity incentive plan. The registration statement on Form S-8 is expected to become effective immediately upon filing and, subject to the satisfaction of vesting conditions, the ordinary shares covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates. Furthermore, following the completion of this offering, we may issue additional ordinary shares or convertible securities in public offerings or as consideration for acquisitions. We cannot predict the size of future issuances of our ordinary shares or securities convertible into ordinary shares or the effect, if any, that future issuances and sales of our ordinary shares will have on the market price of our ordinary shares. Sales of substantial amounts of our ordinary shares (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our ordinary shares. See “Shares Eligible for Future Sale.”

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity have centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on a price appreciation of the ADSs for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may pay a dividend out of either profit or a share premium account, provided always that in no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business.

Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

The filing, approval or other administration requirements of the China Securities Regulatory Commission or other PRC regulatory agencies may be required in connection with this offering under PRC law.

The M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations are subject to further clarification from regulators. In the past, companies that are controlled by PRC individuals with their operations primarily in the PRC, had been able to complete oversea listings without CSRC approval through a restructuring process. Such a process was intended to avoid direct application of the M&A Rules, although there is uncertainty on whether the M&A Rules shall nonetheless apply. If the CSRC approval under the M&A rules is required, it is uncertain how long it will take for us to obtain such approval, and any failure to obtain or a delay in obtaining CSRC approval for this offering may subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Our PRC legal advisor has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for its approval of this offering and the listing and trading of the ADSs on Nasdaq under the M&A Rules because the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation. However, our PRC legal advisor has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal advisor.

Furthermore, numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law, Data Security Law and Personal Information Protection Law, including (i) the amended Cybersecurity Review Measures published on December 28, 2021, which came into effect on February 15, 2022, provide that a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review, and (ii) the Measures for the Security Assessment of Cross-border Data Transfer, which came into effect on September 1, 2022, provide that certain types of data processors transferring important data or personal information collected and generated during operations within the territory of the PRC to an overseas recipient must apply for security assessment of cross-border data transfer. As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures, we have applied for and completed a cybersecurity review with respect to our proposed overseas listing pursuant to the Cybersecurity Review Measures.

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, along with five supporting guidelines. These regulations became effective on March 31, 2023. According to the New Overseas Listing Rules, or the New Overseas Listing Rules, PRC domestic companies that seek to offer and list securities in overseas markets, either through direct or indirect means, are required to complete the filing procedure with the CSRC. The New Overseas Listing Rules provide that if the issuer meets the following criteria at the same time, the overseas securities offering and listing conducted by such issuer will be deemed as an indirect overseas offering that is subject to the filing procedures as set forth under the New Overseas Listing Rules: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited combined financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities conducted in the mainland China, or its main places of business are located in the mainland China, or the senior managers in charge of its business operations and management are mostly Chinese citizens or domiciled in the mainland China. According to the New Overseas Listing Rules, with respect to this offering, we shall file with the CSRC within three business days after our initial submission of the registration statement to the SEC for its nonpublic review, and we shall report to the CSRC within three business days after our first public filing of the registration statement with the SEC. The New Overseas Listing Rules also require us to report to the CSRC upon the completion of this offering. We expect to submit to the CSRC our application for the required filing regarding this offering within the timeframe required under the New Overseas Listing Rules after our first submission of the registration statement to the SEC for its nonpublic review. We expect to complete the filing procedures with the CSRC prior to the completion of this offering. Moreover, the New Overseas Listing Rules mandate that overseas-listed issuers conducting follow-on securities offerings in the same overseas market must file with the CSRC within three business days after the completion of such offering. Additionally, issuers listed overseas are required to report “material events” to the CSRC within three business days following the occurrence and public announcement of such events. These material events include change of control, voluntary delisting or being ordered to delist, and investigations or penalties by overseas securities regulatory bodies, among other things.

On February 24, 2023, the CSRC, together with other governmental authorities, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, or the Confidentiality and Archives Administration Provisions, which became effective on March 31, 2023. The Confidentiality and Archives Administration Provisions are designed to expand the applicable scope of the regulation to indirect overseas offerings and listings by PRC domestic companies with an emphasis on the confidentiality and archive management duties of PRC domestic companies during the process of overseas offerings and listings. Pursuant to the Confidentiality and Archives Administration Provisions, the domestic companies, securities companies and securities service providers shall first obtain approval from the CSRC or other competent Chinese authorities before cooperating with the inspection and investigation by the overseas securities regulator or competent overseas authority, or providing documents and materials requested during such inspection and investigation. As the Confidentiality and Archives Administration Provisions are relatively new, there are substantial uncertainties with respect to their interpretation and implementation.

Failure to fulfill these obligations to make timely filings or reports to the CSRC may result in fines, legal or administrative sanctions and other adverse consequences and could materially and adversely affect our ability to raise funds in overseas markets. Furthermore, we cannot guarantee that future rules or regulations will not impose additional or more stringent requirements regarding necessary approvals or filings with the CSRC or other PRC regulatory agencies concerning our financing activities.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts maybe limited, because we are incorporated under Cayman Islands law.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law may be narrower in scope or less developed than they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. In addition, while under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit, subject only to very limited equitable constraints. One of the examples of such constraint is that the exercise of voting rights to amend the memorandum or articles of association of a Cayman Islands company must be exercised in good faith for the benefit of the Company as a whole.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, special resolutions which have been passed by shareholders, register of mortgages and charges, and a list of current directors) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (As Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands and substantially all of our assets are located outside of the United States. All of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.” However, the deposit agreement gives you the right to submit claims against us to binding arbitration, and arbitration awards may be enforceable against us and our assets in China even when court judgments are not.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the State of New York, which has nonexclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other owners or holders of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other owners or holders may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any owner or holder of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the Class A ordinary shares underlying the ADSs.

As an exempted company incorporated in the Cayman Islands, we are not obliged by the Companies Act (As Revised) to call shareholders’ annual general meetings. Our second amended and restated memorandum and articles of association provide that we may (but are not obliged to) each year hold a general meeting as our annual general meeting. Holders of ADSs do not have the same rights as our shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our company or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the Class A ordinary shares underlying the ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as holder of the Class A ordinary shares underlying the ADSs. Upon receipt of your voting instructions, the depositary may try to vote the Class A ordinary shares underlying the ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with those instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you cancel the ADSs and withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the Class A ordinary shares underlying the ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our amended and restated articles of association that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying the ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will notify you of the upcoming vote and deliver our voting materials to you, if we ask it to. We cannot assure you that you will receive the voting materials in time to ensure you can direct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the Class A ordinary shares underlying the ADSs are voted and you may have no legal remedy if the Class A ordinary shares underlying the ADSs are not voted as you requested.

Holders of the ADSs may not receive cash dividends if the depositary decides it is impractical to make them available to such holders.

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary of the ADSs has agreed to pay to holders of the ADSs the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. Holders of the ADSs will receive these distributions in proportion to the number of ordinary shares the ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of the ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to holders of the ADSs.

You may experience dilution of your holdings due to the inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

The post-offering amended and restated memorandum and articles of association that we will adopt and will become effective immediately prior to the completion of this offering contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our ordinary shares and ADSs.

Our post-offering amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.

You may be subject to limitations on the transfer of the ADSs.

The ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties and in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of such exemption, and as a result, our results of operations and financial statements may not be comparable to the results of operations and financial statements of other companies that have adopted the new or revised accounting standards. If we cease to be an emerging growth company, we will no longer be entitled to the exemptions provided in the JOBS Act discussed above.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q, quarterly certifications by the principal executive and financial officers or current reports on Form 8-K;

•        the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. For example, U.S. domestic issuers are required to file annual reports within 60 to 90 days from the end of each fiscal year. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

As an exempted company incorporated in the Cayman Islands and listed on the Nasdaq, we are subject to corporate governance listing standards of Nasdaq. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must have: (i) a majority of independent directors; (ii) a nominating/corporate governance committee composed entirely of independent directors; and (iii) an audit committee consist of at least three members, all of which are independent directors; and (iv) a quorum of at least 33 1/3 % of the outstanding shares for shareholder meetings. To the extent that we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We cannot assure you that we will not be a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for any taxable year, which would generally result in adverse U.S. federal income tax consequences to you if you are a U.S. investor.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the value of its assets (generally determined on a quarterly average basis) consists of assets that produce, or are held for the production of, passive income. For the purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the stock of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties (other than certain rents or royalties derived in an active business), and certain investment gains. Cash and cash equivalents are generally treated as passive assets. Goodwill is generally treated as an active asset to the extent it is associated with business activities that generate active income.

Based on the expected composition of our income and assets and the estimated value of our assets, including goodwill, which is based on the expected price of the ADSs in this offering, we do not expect to be a PFIC for our current taxable year. However, our PFIC status for the current or any future taxable year is an annual factual determination that can be made only after the end of that year. Specifically, our PFIC status for any taxable year will depend on the composition of our income and assets and the average value of our assets from time to time (including the value of our goodwill, which may be determined in large part by reference to our market capitalization, which could be volatile). Because following this offering we will hold a substantial amount of cash, we may be or become a PFIC for any taxable year if our market capitalization declines or fluctuates significantly. Furthermore, our annual PFIC status could be impacted by our minority investments in other companies (depending, among other things, on the amount invested and the nature of these companies’ business). In addition, it is not entirely clear how the contractual arrangement between us and the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes. Accordingly, we cannot assure you that we will not be a PFIC for the current or any future taxable year.

If we are a PFIC for any taxable year during which a U.S. taxpayer owns ADSs or Class A ordinary shares, the U.S. taxpayer generally will be subject to adverse U.S. federal income tax consequences, including increased taxes on gains and certain distributions as well as reporting requirements. You are urged to consult your tax advisor regarding our possible status as a PFIC. See “Taxation — Certain U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Rules.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this prospectus and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this prospectus. These risks and uncertainties include factors relating to:

•        general economic, political, demographic and business conditions in China and globally;

•        fluctuations in inflation and exchange rates in China and globally;

•        our ability to implement our growth strategy;

•        our ability to compete and conduct our business in the future;

•        the availability of qualified personnel and the ability to retain such personnel;

•        the expected growth and competition in the industries in which we operate;

•        changes in government policies and regulation;

•        other factors that may affect our financial condition, liquidity and results of operations; and

•        other risk factors discussed under “Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We expect to receive total estimated net proceeds from this offering of approximately US$            million, or approximately US$            million if the underwriters exercise their option to purchase additional ADSs in full, based on the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated expenses payable by us. A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS would increase (decrease) the net proceeds to us from this offering by US$            million, assuming the underwriters do not exercise their option to purchase additional ADSs and the number of ADSs offered by us, as set forth on the front cover of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

We plan to use the net proceeds of this offering primarily for the following purposes:

•              % will be used for enhancing our digitalization solutions and expanding our transaction services to auto merchants;

•              % will be used for additional investment in technological capabilities, particularly artificial intelligence;

•              % will be used for repaying amounts due to the Predecessor Entities; see “Related Party Transactions,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources,” and Note 6 to our combined and consolidated financial statements included elsewhere in this prospectus; and

•              % will be used for general corporate purposes and working capital.

We intend to use part of the proceeds from this offering, together with our existing cash reserves, to repay the amounts due to the Predecessor Entities which were incurred both prior to and after the Restructuring to support our business growth and meet our daily working capital requirements. These amounts are generally interest-free with no agreed-upon maturity dates. We received an undertaking letter dated March 11, 2024 from the Predecessor Entities pursuant to which they have undertaken to us not to demand repayment of the loans amounting to RMB281.2 million that we have borrowed from them for at least 18 months following the date of such undertaking. We intend to repay such amounts at an appropriate time after this offering, taking into consideration our cash balance and working capital needs. For more information about our amounts due to the Predecessor Entities, see “Related Party Transactions,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources,” and Note 6 to our combined and consolidated financial statements included elsewhere in this prospectus.

If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. In utilizing the proceeds from this offering, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and regulatory restriction of currency conversion may restrict or delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business.” Additionally, while there is no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries, loans provided to our PRC subsidiaries are subject to certain statutory limits. For more information about such statutory limits, see “Regulation — Regulations relating to Foreign Exchange Control.”

We are able to use all of the net proceeds from this offering for investment in our operations in the PRC by funding our PRC subsidiaries through capital contributions which is not subject to any statutory limit on the amount under PRC laws and regulations. We expect that the net proceeds from this offering to be used in the PRC will be in the form of RMB and, therefore, our PRC subsidiaries will need to convert any capital contributions or loans from U.S. dollars into Renminbi in accordance with applicable PRC laws and regulations. All of the net proceeds from this offering would be available for investment in our operations in the PRC, subject to the foregoing statutory limits on the amount of loans provided to our PRC subsidiaries and the laws and regulations on the conversion from U.S. dollars into Renminbi.

DIVIDEND POLICY

We have not previously declared or paid any cash dividend or dividend in kind, and have no plan to declare or pay any dividends in the near future. We currently intend to retain our available funds and any future earnings to operate and expand our business. Additionally, we currently do not have any plan to require our PRC subsidiaries to distribute their retained earnings and intend to retain them to operate and expand our business in the PRC.

We are a holding company incorporated in the Cayman Islands. For our cash requirements, including any payment of dividends to our shareholders, we rely upon payments from our operating entities. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Regulation — Regulations relating to Foreign Exchange Control — Regulations on Dividend Distribution” and “Risk Factors — Risks Related to Doing Business in China — Regulatory restrictions on currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, net of the fees and expenses payable thereunder. See “Description of American Depositary Shares.”

CAPITALIZATION

The table below sets forth our capitalization as of December 31, 2023:

•        on an actual basis;

•        on a pro forma basis to give effect to (i) the automatic conversion or redesignation of 600,621,204 issued and outstanding preferred shares (excluding Series E-3 and Series F preferred shares) into 600,621,204 ordinary shares, on a one-for-one basis, immediately prior to the completion of this offering; (ii) the automatic conversion or redesignation of 43,099,293 Series E-3 preferred shares and 160,532,881 Series F preferred shares into 43,169,428 and 161,499,813 ordinary shares, respectively, immediately prior to the completion of this offering on a ratio of approximately 0.9984:1 and 0.9940:1, respectively (due to certain anti-dilution mechanism pursuant to the currently effective memorandum and articles of association); and (iii) the immediate recognition of share-based compensation expenses of RMB150.0 million (US$21.1 million) and deemed dividend of RMB61.9 million (US$8.7 million) upon the satisfaction of the IPO performance condition of the certain options granted to the employees of the Company and Souche Holdings Ltd. (our predecessor) for which the service-based condition had been fully or partially satisfied as December 31, 2023; and

•        on a pro forma as adjusted basis to give effect to (i) the automatic conversion or redesignation of 600,621,204 issued and outstanding preferred shares (excluding Series E-3 and Series F preferred shares) into 600,621,204 ordinary shares, on a one-for-one basis, immediately prior to the completion of this offering; (ii) the automatic conversion or redesignation of 43,099,293 Series E-3 preferred shares and 160,532,881 Series F preferred shares into 43,169,428 and 161,499,813 ordinary shares, respectively, upon the completion of the offering on a ratio of approximately 0.9984:1 and 0.9940:1 respectively (due to certain anti-dilution mechanism pursuant to the currently effective memorandum and articles of association); and (iii) the issuance and sale of              Class A ordinary shares in this offering, and the receipt of approximately US$             million in estimated net proceeds, considering an offering price of US$             per ADS (the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus), after deduction of the underwriting discounts and commissions and estimated expenses payable by us; and (iv) the immediate recognition of share-based compensation expenses of RMB150.0 million (US$21.1 million) and deemed dividend of RMB61.9 million (US$8.7 million) upon the satisfaction of the IPO performance condition of the certain options granted to employees of the Company and Souche Holdings Ltd. (our predecessor) for which the service-based condition had been fully or partially satisfied as December 31, 2023.

You should read this table together with our combined and consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2023
	Actual	Actual	Pro Forma		Pro Forma as Adjusted
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Mezzanine equity:
Series A-1 redeemable convertible preferred shares	28,983	4,082	—	—	—	—
Series A-2 redeemable convertible preferred shares	213,941	30,133	—	—	—	—
Series B redeemable convertible preferred shares	53,777	7,574	—	—	—	—
Series D redeemable convertible preferred shares	666,484	93,872	—	—	—	—
Series D-1 redeemable convertible preferred shares	1,718,977	242,113	—	—	—	—
Series E-1 redeemable convertible preferred shares	1,350,219	190,174	—	—	—	—
Series E-2 redeemable convertible preferred shares	2,620,228	369,052	—	—	—	—
Series E-3 redeemable convertible preferred shares	1,125,220	158,484	—	—	—	—
Series F redeemable convertible preferred shares	5,186,508	730,505	—	—	—	—
Series G redeemable convertible preferred shares	310,686	43,759	—	—	—	—
TOTAL MEZZANINE EQUITY	13,275,023	1,869,748	—	—	—	—
Shareholders’ deficit:

	As of December 31, 2023
	Actual	Actual	Pro Forma		Pro Forma as Adjusted
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Ordinary Shares (US$0.001 par value; 1,216,561,622 shares authorized, 136,159,402 shares issued and outstanding as of December 31, 2023; 941,449,847 shares issued and outstanding on a pro forma basis and shares issued and outstanding on a pro forma as adjusted basis)	123	17	695	98
Additional paid-in capital	—	—	13,486,269	1,899,501
Accumulated deficit	(12,318,508)	(1,735,026)	(12,530,326)	(1,756,147)
Accumulated other comprehensive loss	(1,680)	(236)	(1,680)	(237)
Total DSC Holdings Ltd. shareholders’ deficit	(12,320,065)	(1,735,245)	954,958	143,215
Non-controlling interests	(3,608)	(508)	(3,608)	(508)
TOTAL SHAREHOLDERS’ DEFICIT/EQUITY	(12,323,673)	(1,735,753)	951,350	142,707

____________

Notes: (1)     The pro forma as adjusted information discussed above is illustrative only. Our capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)     A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS, which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus, would, in the case of an increase, increase and, in the case of a decrease, decrease each of additional paid-in capital, total shareholders’ (deficit)/equity and total capitalization by US$             million.

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per Class A ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently issued and outstanding ordinary shares.

Our net tangible book value as of December 31, 2023 was US$             million, or US$             per ordinary share as of that date. Net tangible book value represents the amount of our consolidated assets, less intangible assets, goodwill and the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share as adjusted from the initial public offering price per ordinary shares. Because the Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented based on all issued and outstanding ordinary shares, including Class A ordinary shares and Class B ordinary shares.

Without taking into account any other changes in such net tangible book value after December 31, 2023, other than to give effect to the automatic conversion of our issued and outstanding preferred shares and the issuance and sale of              Class A ordinary shares offered in this offering, and the receipt of approximately US$            million in estimated net proceeds, considering an offering price of US$            per ADS (the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus), after deduction of the underwriting discounts and commissions payable by us, our as adjusted net tangible book value as of December 31, 2023 would have been US$            million, or US$            per ordinary share and US$            per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$            per ordinary share, or US$            per ADS, to purchasers of ADSs in this offering.

The following table illustrates the dilution at an assumed initial public offering price of US$            per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus and all ADSs are exchanged for Class A ordinary shares:

	Per Ordinary Share	Per ADS
Initial public offering price per Class A ordinary share	US$	US$
Net tangible book value as of December 31, 2023	US$	US$
Pro Forma net tangible book value as of December 31, 2023 after giving effect to the automatic conversion of all of our preferred shares	US$	US$
Pro forma as adjusted net tangible book value after giving effect to this offering as of December 31, 2023	US$	US$
Amount of dilution in net tangible book value to new investors in this offering	US$	US$

The pro forma information discussed above is illustrative only.

A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS would increase (decrease) our as-adjusted net tangible book value after giving effect to this offering by US$            million, the as-adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$            per ordinary share and US$            per ADS and the dilution in as-adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$            per ordinary share and US$            per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The following table summarizes, on a pro forma basis as of December 31, 2023, the differences between the existing shareholders and the new investors with respect to the number of ordinary shares purchased from us in this offering, the total consideration paid and the average price per ordinary share paid at the initial public offering price of US$            per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include              ordinary shares underlying the            ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

Total Consideration
	Ordinary shares Purchased		Amount (in thousands of US$)	Percent	Average Price Per Ordinary Share US$	Average Price Per ADS US$
	Number	Percent
Existing shareholders
New investors
Total

The discussion and tables above also assume no exercise of (i) any share options outstanding under the 2023 Plan as of the date of this prospectus; and (ii) the Yunyang Warrants. As of the date of this prospectus, there are 78,197,257 Class A ordinary shares issuable upon exercise of outstanding share options, and there are a total of 17,290,496 Class A ordinary shares available for future issuance upon the exercise of grants under the 2023 Plan. As of the same date, Yunyang Warrants to purchase 2,249,359 ordinary shares remain outstanding. To the extent that any of these share options and warrants are exercised, there will be further dilution to new investors in our company.

ENFORCEABILITY OF CIVIL LIABILITIES

Cayman Islands

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as:

•        political and economic stability;

•        an effective judicial system;

•        a favorable tax system;

•        the absence of exchange control or currency restrictions; and

•        the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•        the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•        Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our second amended and restated memorandum and articles of association does not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. Currently, all our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, and Haiwen & Partners, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•        recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•        entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder (Hong Kong) LLP has informed us that there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as our company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. Maples and Calder (Hong Kong) LLP has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands is not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign monetary judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

PRC

We have been advised by Haiwen & Partners, our PRC legal advisor, that there is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts or Cayman Islands courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws. Haiwen & Partners has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company for disputes relating to contracts or other property interests in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit.

However, it may be difficult for foreign shareholders to establish sufficient nexus to the PRC for a PRC court to have jurisdiction pursuant to the PRC Civil Procedures Law by virtue only of holding the ADSs or Class A ordinary shares.

CORPORATE HISTORY AND STRUCTURE

Our Corporate History

Our current businesses date back to 2012 when we operated through Beijing Souche Network Technology Co., Ltd., or Beijing Souche, a PRC entity incorporated in November 2012. Souche Holdings Ltd, a company incorporated in the Cayman Islands in January 2013, subsequently became the holding company of Beijing Souche. Between 2017 and 2020, Souche Holdings Ltd acquired numerous businesses, such as vehicle inspection and certification services and delivery services, which are important parts of the businesses we operate today. In addition, Souche Holdings Ltd also owned and operated certain vehicle sales and leasing business through a number of other operating entities.

We incorporated DSC Holdings Ltd. as our new ultimate holding company in the Cayman Islands in July 2021 and completed a series of transactions, which we refer to collectively as the “Restructuring.” As part of the Restructuring,

•        The shareholders of Souche Holdings Ltd received ordinary shares and/or convertible redeemable preferred shares of DSC Holdings Ltd. such that their equity interests in DSC Holdings Ltd. are in substance the same as their interests in Souche Holdings Ltd immediately prior to the Restructuring;

•        Through a series of transactions, DSC Holdings Ltd. acquired the ownership and became the ultimate holding company of the entities through which our current businesses are conducted, namely Hangzhou Dasouche Information Technology Service Co., Ltd., CheYiPai (Beijing) Automotive Technology Service Co., Ltd. and Sichuan Dasouche Software Technology Co., Ltd.; and

•        Hangzhou Dasouche Information Technology Service Co., Ltd. and CheYiPai (Beijing) Automotive Technology Service Co., Ltd., which we refer to as WFOEs, have entered into certain contractual arrangements directly with Hangzhou Souche and Beijing Peak, which we refer to as the “VIEs,” and their respective shareholders. See “Corporate History and Structure — Contractual Arrangements with the VIEs and Their Shareholders.”

Following the Restructuring, (i) DSC Holdings Ltd. became the ultimate holding company of our current business operations; and (ii) the vehicle sales and leasing business remains to be owned and operated by Souche Holdings Ltd.

The shareholding percentages and rights of the shareholders of DSC Holdings Ltd. are identical to their interests in Souche Holdings Ltd immediately before and after the Restructuring. Accordingly, the Restructuring is accounted for as a transaction involving common ownership for financial reporting purposes because the same group of shareholders have identical ownership over the Company before and after the Restructuring.

In August 2023, DSC Holdings Ltd. completed its Series G financing pursuant to which CTZC Limited purchased 24,422,238 Series G preferred shares for a total consideration of RMB300 million. For a description of issuances of our securities, see “Description of Share Capital — History of Securities Issuances.”

Our Corporate Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries as that term is defined under Section 1-02 of Regulation S-X under the Securities Act, the VIEs and certain other operating entities, as of the date of this prospectus.

____________

Notes: (1)     The shareholders of Hangzhou Souche Network Technology Co., Ltd. are Mr. Junhong Yao (92%), our founder, director and chief executive officer, and Mr. Liyu Zhang (8%), our co-founder, director and senior vice president.

(2)     The shareholders of Beijing Peak Technology Co., Ltd. are Mr. Junhong Yao (92%) and Mr. Liyu Zhang (8%).

Contractual Arrangements with the VIEs and Their Shareholders

Hangzhou Dasouche Information Technology Service Co., Ltd. and CheYiPai (Beijing) Automotive Technology Service Co., Ltd., our PRC subsidiaries, are considered foreign-invested enterprises. Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunications services and certain other businesses. We are an exempted company incorporated in the Cayman Islands. To comply with PRC laws and regulations, we conduct a substantial portion of our business in China through the VIEs, namely, Hangzhou Souche and Beijing Peak, based on a series of contractual arrangements. These contractual arrangements give us the power to direct the activities that most significantly affect the economic performance of the VIEs, allow us to receive substantially all of the economic benefits of the VIEs and have an exclusive call option to purchase all or part of the equity interests in and/or assets of the VIEs when and to the extent permitted by the relevant laws. As a result of these contractual arrangements, we are considered the primary beneficiary of the VIEs, and therefore combine or consolidate the operating results of the VIEs and their subsidiaries in our financial statements under the U.S. GAAP.

The following is a summary of the principal terms of the contractual arrangements by and among our WFOEs, the VIEs and the shareholders of VIEs. For the complete text of these contractual arrangements, see the copies filed as exhibits to the registration statement filed with the SEC of which this prospectus forms a part.

Exclusive Business Cooperation Agreements

Pursuant to the exclusive business cooperation agreements between our WFOEs and the VIEs, our WFOEs have the exclusive right to provide or designate other parties to provide the VIEs with services related to, among other things, technical services, network support, business consultations, equipment or leasing, marketing consultancy, system integration, product research and development and system maintenance. The VIEs agree not to accept any services provided by any third party or cooperate with any third party regarding the matters ascribed by the exclusive business cooperation agreements without the prior written consent of the WFOEs. The VIEs also agree to pay our WFOEs services fees, the amount of which will be determined, in accordance with applicable PRC laws and pursuant to the provision of the exclusive business cooperation agreements, from time to time, at the sole discretion of the Company’s

WFOEs, taking into account multiple factors, including the profit before taxation, working capital requirements, expenses and taxes and operating profit of the VIEs. Our WFOEs have exclusive and proprietary rights and interests in all rights, ownership, interests and intellectual properties created as a result of the performance of the exclusive business cooperation agreements. The exclusive business cooperation agreements will remain effective for an infinite term while that our WFOEs have the right to terminate the agreements in writing.

Exclusive Equity Interest Option Agreements

Pursuant to the exclusive equity interest option agreements by and among our WFOEs, the VIEs and the VIEs’ shareholders, each shareholder of the VIEs has granted an irrevocable and exclusive right to the corresponding WFOEs to purchase or designate one or more persons to purchase their equity interests in the VIEs at any time in part or in whole, at the sole and absolute discretion of the WFOEs, to the extent permitted under PRC law. The purchase price for the equity interests in the VIEs will be the lower of the total capital contribution to the registered capital of the VIEs multiplied by the percentage of equity interests in the VIEs being purchased and the lowest price allowed under PRC law. In the event that the purchase price is higher than RMB1, the shareholders of each of the VIEs agree that any and all proceeds acquired by such shareholders as a result of the exercise of the exclusive right to purchase under the applicable exclusive equity interest option agreements by the respective WFOEs or their designee(s) shall be gifted without compensation to such WFOEs or, as requested by such WFOEs, to their designee(s) in full.

The VIEs and the shareholders of the VIEs jointly and severally covenant that, without prior written consent of our WFOEs, they will not, among others, (1) sell, transfer, dispose, or create any pledge or encumbrance on any equity, assets or business of the VIEs, (2) increase or decrease the VIEs’ registered capital, change its structure of registered capital, or amend the VIEs’ articles of association, (3) vote in favor of any shareholder resolution to declare or distribute any dividends or other distributions, if dividends or other form of assets were distributed, the shareholders are required to transfer all received distribution to the WFOEs or their designees, (4) merge with or acquire other entity or make any investments, (5) enter into any material contracts outside of ordinary course of business, (6) allow the VIEs to incur any borrowings or loans or guarantee in any form, (7) appoint or replace any directors or management which shall be appoint/terminate by the WFOEs to operates the VIEs. The exclusive equity interest option agreements will remain in effect for a term of ten years unless they are terminated in accordance with the provisions of this exclusive equity interest option agreements or relevant agreements separately executed among our WFOEs, the VIEs and the VIEs’ shareholders. At the end of the term, unless the WFOEs decide not to extend the term and provide written notice to the shareholders of the VIEs and the VIEs at least 30 days before the end of the term, the term will be extended an unlimited number of times, with each extension being for a term of five years.

Share Pledge Agreements

Pursuant to the share pledge agreements by and among our WFOEs, the VIEs and the VIEs’ shareholders, the shareholders of the VIEs have pledged all of their respective equity interests in the VIEs (the “Pledge”) to our WOFEs as security for performance of the obligations of the VIEs and their shareholders under the contractual arrangements through which we consociated the results of the VIEs. The term of the Pledge shall end when the last obligation secured by the Pledge is paid or fully fulfilled.

The WFOEs are entitled to collect dividends and distributable profits on the pledged equity during the effective period of the share pledge agreement. After the completion of the equity pledge registrations, in the event of a breach by the VIEs or their shareholders of their obligations under the foregoing contractual agreements, our WFOEs, as the pledgees, will have the right, but are not obligated, to dispose of the pledged equity interests in accordance with the provision of the share pledge agreements. Once our WFOEs elect to dispose the pledge, the shareholders of the VIEs shall cease to be entitled to any rights or interests associated with the equity interest. The shareholders of the VIEs also agree not to transfer the pledged equity interests, or allow any security interest or other encumbrance on property rights that could affect our WFOEs’ rights and interests in the pledged equity interests, unless approved by our WFOEs in writing during the term of the share pledge agreements.

Voting Proxy Agreement

Pursuant to the voting proxy agreement by and among our WFOEs, the VIEs and the VIEs’ shareholders, each shareholder of the VIEs has authorized the corresponding WFOE, the directors authorized by the WFOE and its successors, and any liquidator replacing the directors of such WFOE, to exercise on behalf of such shareholder all of his or her rights as a shareholder of the VIEs. These rights include, but are not limited to, the right to propose, convene and attend shareholder meetings, exercise voting rights, designate and appoint legal representatives, directors, supervisors, chief executive officers, and other senior management members, sign minutes and file documents with relevant company registries, and exercise voting rights on winding up in accordance with PRC laws and the then-effective articles of association of the VIEs. Each voting proxy agreement is irrevocable and remains in effect for as long as the relevant shareholder or its successor(s) continues to own shares in the VIEs.

Individual Shareholder Undertaking

Pursuant to the individual shareholder undertaking, delivered by each of the shareholder of the VIEs, such shareholder has confirmed and irrevocably covenanted that his equity interests and all the rights or interests attached thereto will be transferred free of charge and unconditionally to the WFOEs or any natural person or legal person designated by the WFOEs in the event of his death or other unforeseen events that render him unable to fulfill his obligations under the contractual arrangements through which we consociated the results of the VIEs. Additionally, each such shareholder has agreed that his spouse does not own and can not dispose of the equity interests and all the rights or interests attached thereto in the VIEs, and has provided certain non-compete undertakings to the Company.

Spousal Undertaking

Pursuant to the “spousal undertaking” delivered by the spouses of the shareholders of the VIEs, each of such spouses has acknowledged and confirmed the execution of the contractual arrangements through which we consociated the results of the VIEs, and unconditionally and irrevocably agreed that the equity interest and all right or interest attached thereto in the VIEs held by their shareholders shall be disposed of pursuant to the terms of those agreements. In addition, each of such spouses has agreed not to assert any rights over the equity interest and all right or interest attached thereto in the VIEs held by his or her spouses. Furthermore, such spouses have agreed that, in the event that they obtain any equity interest in the VIEs for any reason, they shall be bound by obligations substantially similar to those under the contractual arrangements through which we consociated the results of the VIEs.

Other Agreements That Allow Us To Become Primary Beneficiaries Of The VIEs

Financial Support Undertaking Letter

Pursuant to the financial support undertaking letters addressed to the VIEs, we have undertaken to provide unlimited financial support to the VIEs to the extent permissible under the applicable PRC laws and regulations, regardless of whether the VIE have incurred an operational loss. The financial support can take various forms, including but are not limited to cash transfer, entrusted loans, or borrowings. We will not request repayment of any outstanding loans or borrowings from the VIEs if they or their shareholders do not have sufficient funds or are unable to repay such loans or borrowings. The letter is effective until the earlier of (i) the date on which all of the equity interests of the VIEs have been acquired by us or our designee, and (ii) the date on which we, in our sole and absolute discretion, unilaterally terminate the applicable financial support undertaking letters.

Voting Proxy Agreements

Pursuant to the voting proxy agreement entered into between our company and our WFOEs, our WFOEs irrevocably and unconditionally undertakes to exercise its rights under the voting proxy agreements in accordance with our company’s instructions, as may be provided from time to time.

In the opinion of our PRC legal advisor, Haiwen & Partners, the contractual arrangements among our WFOEs, VIEs and their shareholders governed by PRC law are currently valid and binding in accordance with applicable PRC laws and regulations currently in effect.

However, our PRC legal advisor has also advised us that there are uncertainties regarding the interpretation and application of current or future PRC laws and regulations by relevant PRC regulatory authorities. Accordingly, the PRC regulatory authorities may ultimately take a view contrary to or otherwise different from the opinion of our PRC legal advisor. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or the VIEs are regarded to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See

“Risk Factors — Risks Related to Corporate Structure — Uncertainties exist with respect to the interpretation and implementation of the enacted Foreign Investment Law and how it may impact our business, financial condition and results of operations,” “Risk Factors — Risks Related to Corporate Structure — The interpretation and application of current and future PRC laws, regulations, and rules relating to the agreements that establish the VIE structure for our operations in China, including potential future actions by the PRC government, are still evolving, which could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect our financial condition and results of operations. If the PRC government considers our contractual arrangements, which are governed by PRC law, non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs,” and “Risk Factors — Risks Related to Our Business and Industry — Failure to obtain licenses, permits and approvals from, or complete filings with, competent regulatory authorities required for our business operations may materially and adversely affect our business, financial condition and results of operations.”

Financial Significance of the VIEs

We are a Cayman Islands company and currently conduct substantially all of our business operations in the PRC through the WFOEs and other PRC subsidiaries and the VIEs, as well as their respective subsidiaries. Hangzhou Dasouche Information Technology Service Co., Ltd. and CheYiPai (Beijing) Automotive Technology Service Co., Ltd. conduct their businesses mainly through Hangzhou Souche and Beijing Peak, namely the VIEs, through a series of contractual arrangements. These business operations account for a significant portion of our businesses operated in the PRC. The VIEs and their subsidiaries generated 61.6%, 46.6% and 37.7% of our total revenues in 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, the total current assets and non-current assets of the VIEs and their subsidiaries accounted for 63.8% and 57.5% of our total assets, respectively. The VIEs also hold certain key licenses and permits that are necessary for us to conduct our business.

Under PRC law, we may provide funding to our WFOEs and other PRC subsidiaries only through capital contributions or loans, and to the VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. We rely on dividends and other distributions from our WFOEs and other PRC subsidiaries to satisfy part of our liquidity requirement. Our WFOEs that entered into relevant contractual arrangements with the VIEs enjoy the economic interest in the operations of the VIEs in the form of service fees under the contractual arrangements among such WFOEs, the VIEs, and shareholders of VIEs. For risks relating to the fund flows of our China operations, see “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and regulatory restriction of currency conversion may restrict or delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business.” and “Risk Factors — Risks Related to Corporate Structure — We are a holding company and investors will have ownership in a holding company that does not directly own all of its operation in China. We rely on our WFOEs and other PRC subsidiaries and the VIEs for the operation in PRC. We also rely on dividends and other payments from our WFOEs and other PRC subsidiaries to pay dividends and other cash distributions to our Shareholders, and any limitation on the ability of our WFOEs and other PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to pay dividends to our shareholders.”

Transfer of Funds and Other Assets through Our Organization

DSC, our Cayman Islands holding company, may transfer cash to its wholly-owned subsidiaries incorporated in the Cayman Islands, the British Virgin Islands, and Hong Kong through capital injections and intra-group loans. Similarly, DSC’s wholly owned subsidiaries in Hong Kong may transfer cash to Hangzhou Dasouche Information Technology Service Co., Ltd. and CheYiPai (Beijing) Automotive Technology Service Co., Ltd., which we refer to collectively as wholly-foreign owned entities in the PRC, or our WFOEs and other PRC subsidiaries, through capital injections and intra-group loans. Cash is also transferred through our organization by way of intra-group transactions to pay for services or goods provided. Additionally, if our WFOEs in the PRC and other PRC subsidiaries, realize accumulated after-tax profits, they may, upon satisfaction of relevant statutory conditions and procedures, pay dividends or distribute earnings to DSC’s Hong Kong subsidiaries as the WFOEs’ shareholders. These Hong Kong subsidiaries may, in turn, transfer cash to their parent companies incorporated in the Cayman Islands or the British Virgin Islands, through dividends or other distributions. With necessary funds, DSC may pay dividends or make other distributions to U.S. investors and service any debt it may have incurred outside of the PRC.

Under current PRC laws and regulations, we are permitted to transfer funds to the VIEs through loans, rather than through capital contributions, since we do not own equity interests in the VIEs. In 2021, 2022 and 2023, the VIEs paid RMB62.5 million, RMB37.1 million and RMB37.1 million (US$5.2 million), respectively, to the WFOEs for certain administrative and delivery services the WFOEs provided to the VIEs, or as intra-group loans provided by the VIEs to the WFOEs meet our their working capital needs. Furthermore, in 2021, 2022 and 2023, the WFOEs transferred funds of RMB72.7 million, RMB23.1 million and RMB15.2 million (US$2.1 million), respectively, to the VIEs as payment of certain delivery, marketing and customer engagement solutions provided by the VIEs to the WFOEs or as intra-group loans provided by the WFOEs to the VIEs to meet their working capital needs. For details, see “Prospectus Summary — Our Summary Combined and Consolidated Financial Data and Operating Data — VIE Consolidating Schedules.” As of the date of this prospectus, none of the WFOEs or our other subsidiaries has paid any dividend or made any distributions to their respective shareholders. DSC has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future. For more details, see “Corporate History and Structure — Transfer of Funds and Other Assets through Our Organization,” “Corporate History and Structure — Regulatory Requirements on Foreign Exchange and the Ability to Transfer Cash Between Entities, Across Borders and to U.S. Investors” and “Corporate History and Structure — Dividends or Distributions Made to the Company and U.S. Investors and Tax Consequences.” We currently have not maintained any cash management policies that dictate the purpose, amount and procedure of cash transfers between the Company, our WFOEs and other PRC subsidiaries, the VIEs, or the investors. Rather, the funds can be transferred in accordance with the applicable laws and regulations in the PRC and other jurisdictions.

Dividends or Distributions Made to the Company and U.S. Investors and Tax Consequences

As of the date of this prospectus, our WFOEs and other PRC subsidiaries have not paid any dividends or made any distributions to the Company, and the Company and the VIEs have not paid any dividends or made any distributions to their respective shareholders.

According to the terms of the contractual arrangements that our WFOEs entered into with the VIEs, and the VIEs’ shareholders, our WFOEs have a right to charge the VIEs for services provided to them. These service fees shall be recognized as expenses of the VIEs and their subsidiaries, with a corresponding amount as revenue by our WFOEs and then completely eliminate in consolidation level. For income tax purposes, our WFOEs and VIEs file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by VIEs and as revenue by our WFOEs. The PRC’s statutory Enterprise Income Tax (“EIT”) rates is 25%. VIEs and certain their subsidiaries are qualified for preferential EIT rate of 15% or entitled to reduction of taxable income. However, the preferential tax policy is subject to qualification and temporary in nature. It may not be available in a future period when the service fees are really paid.

Furthermore, in accordance with the PRC Enterprise Income Tax Law, a withholding income tax of 10% is imposed on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the foreign invested enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution, which could apply to our WFOEs and other PRC subsidiaries. In addition, subject to the passive foreign investment company rules, the gross amount of any distribution that we make to investor with respect to the ADSs or ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as a dividend, to the extent paid out of the current or accumulated earnings and profits of us and the VIEs, as determined under United States federal income tax principles. Moreover, if we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “Taxation — PRC Taxation” and “Risk Factors — Risks Related to the ADSs and This Offering — If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

Regulatory Requirements on Foreign Exchange and the Ability to Transfer Cash Between Entities, Across Borders and to U.S. Investors

We currently have not maintained any cash management policies that dictate the purpose, amount and procedure of cash transfers between the Company, our WFOEs and other PRC subsidiaries, the VIEs, or investors. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations. We have adopted cash management policies, pursuant to which transfers of funds used for payroll and social security and tax payments among the Company and its subsidiaries are subject to our internal approval process. Furthermore, the funds will be transferred in accordance with the applicable PRC laws and regulations discussed in this prospectus. To the extent our cash in the business is in the PRC or a PRC entity, the funds may not be available to distribute dividends to our investors, or for other use outside of the PRC, due to oversight on or the regulatory requirements and limitations on the ability of us, our subsidiaries, or the VIEs by the PRC government to transfer cash.

The PRC government exerts oversights, in accordance with applicable laws and regulations, on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. The majority of the income of us and the VIEs is received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, in accordance with applicable laws and regulations, impose limitations on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries and the VIEs can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves. As a result of these and other PRC laws and regulations, the PRC subsidiaries and the VIEs are restricted to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and the VIEs for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and the VIEs due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

For a condensed consolidation schedule and combined financial statements depicting the results of operations, financial position, and cash flows for DSC and the VIEs, see “Prospectus Summary — Our Summary Combined and Consolidated Financial Data and Operating Data — VIE Consolidation Schedule.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our combined and consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in “Risk Factors” and “Information Regarding Forward-Looking Statements” included elsewhere in this prospectus. Our fiscal year ends on December 31. Our combined and consolidated financial statements have been prepared in accordance with U.S. GAAP.

Overview

We are the leading auto commerce enabler in China. We have achieved a market share of over 90% in operating systems for China’s used car dealers and new car brokers, respectively, in 2023, according to CIC. We empower and enable auto merchants through digitalization solutions and transaction services that digitalize, integrate and optimize key aspects of their operations.

The auto merchants we serve include used car dealers, OEMs, authorized dealers, and new car brokers. Our transaction services also involve and benefit thousands of collaborators to auto merchants, such as inspectors, transporters, financial institutions and so on.

We executed a clear and focused growth strategy laid out by our founders in 2013:

•        first, we streamline auto merchants’ day-to-day operations through digitalization solutions to significantly reduce inefficiencies;

•        second, leveraging the connection and data from the digitalization solutions, we provide numerous transaction services that better address their business needs and further enhance their efficiency and profitability.

We have provided the industry with what was historically unavailable and transformed hundreds of thousands of dealers’ inefficient manual processes with digitalized and integrated solutions. In the used car space, we provide cloud-based, modulized digitalization solutions to used car dealers. DaFengChe, our flagship digitalization solution for used car dealers, laid the foundation for our competitive advantage and sustained service offering expansion. In the new car space, we build for OEMs their customer engagement systems and applications, including storefront management systems, customer-facing mobile applications and mini-programs. We offer new car brokers an integrated operating system and listing platform that address both their daily management and inventory sourcing needs.

Leveraging the digital operating environment that we have created for auto merchants, we offer them and their collaborators numerous transaction services that are easier to access and in higher quality. For used car dealers, our transaction services primarily include B2B transaction facilitation, used car inspection and certification, financial products referral and delivery services at present. In the new car space, our transaction services primarily include delivery and marketing and other services, both focusing on assisting OEMs in directly engaging with end consumers.

The integration of digitalization solutions and transaction services creates a uniquely strong bond between us and auto merchants, helping us achieve some significant milestones in the past, and will continue to propel our growth in the future. This synergistic relationship between our two service offerings, namely, digitalization solutions and transaction services, enables us to offer unparalleled value proposition to auto merchants and their collaborators, strengthens our relationship with our customers and solidifies our market standing.

Our total revenues increased by 45.8% from RMB387.5 million in 2021 to RMB565.0 million in 2022, and further increased by 60.9% to RMB909.0 million (US$128.0 million) in 2023. We had net losses of RMB445.3 million, RMB390.9 million and RMB186.6 million (US$26.3 million) for the years ended December 31, 2021, 2022 and 2023, respectively. We recorded adjusted net losses of RMB409.5 million, RMB361.4 million and RMB159.5 million (US$22.5 million) in 2021, 2022 and 2023, respectively. For a reconciliation of adjusted net loss to net loss, see “— Non-GAAP Financial Measure.”

Key Factors Affecting Our Results of Operations

General Factors Affecting Our Results of Operations

Our results of operations are influenced by general factors affecting the overall growth and prosperity of China’s auto commerce industry, including:

•        China’s overall economic growth;

•        China’s car parc level and demand for used and new cars;

•        the growth of China’s auto commerce industry;

•        the increasing adoption and acceptance of digitalization solutions by industry participants;

•        the growth of industry participants’ businesses and changes in their spending patterns;

•        increasing marketing demand for diverse transaction services; and

•        governmental policies, initiatives and incentives affecting the automobile industry in China.

Any changes in the overall industry conditions, as well as our ability to adapt to such changes, may have a material impact on our business and overall performance.

Specific Factors Affecting Our Results of Operations

We believe that our financial position and results of operations also depend on a number of company-specific factors, including:

Our ability to retain existing and attract new customers

We have amassed a large and diversified customer base covering a wide spectrum of auto merchants. We believe our operating results and growth prospects will depend on our ability to retain existing and attract new customers as well as expand their use of our services. The synergies between our digitalization solutions and transaction services have enabled us to offer unparalleled value proposition to auto merchants which generates strong word-of-mouth referrals from customers and allows us to attract new customers and increase our share of our customers’ wallets. We are the long-term partner for the best and strongest in the industry, as indicated by the fact that 56 out of the top 100 used car dealers in China in 2023 (based on information published by China Automobile Dealers Association) have used our services for more than five years, and 87 out of such used car dealers have used our services for more than two years, as of December 31, 2023. In 2022, we had 22,794 monetized dealers and brokers, a 43.2% increase from 15,922 monetized dealers and brokers in 2021. In 2023, we had 27,779 monetized dealers and brokers, a 21.9% increase from 22,794 monetized dealers and brokers in 2022. “Monetized dealers and brokers” refer to used car dealers and new car brokers from whom we generate revenues either directly from the fees received from them or indirectly from their collaborators, such as financial institutions who use our financial products referral service. In addition to word-of-mouth referrals, we also intend to improve the breadth and quality of our offerings, and enhance our brand recognition, which will empower us to retain existing and attract new customers as well as expand their adoption of our services.

Our ability to entrench our leadership in digitalization solutions for auto merchants in China and expand the monetization of our digitalization solutions

Our sustained revenue growth depends on our ability to maintain and enhance our leadership in digitalization solutions and expand the monetization of these solutions.

Our digitalization solutions serve a diverse range of auto merchants. We have achieved a market share of over 90% for operating systems among used car dealers and new car brokers, according to CIC. As a trusted brand among auto dealers, we have a stronger position to attract dealers than new market entrants do. Our efforts are focused on developing new features and functionalities that enhance the digitalization and efficiency of car dealers’ operations, enhancing the integration of our digitalization solutions into the daily operations of used car dealers. This strategy increases their stickiness to our digitalization solutions, which, in turn, paves the way for us to explore and expand monetization opportunities. We started to sell subscription packages to car dealers on DaFengChe in October 2021, which has already begun contributing to our revenue growth. In 2021, 2022 and 2023, we generated revenues of RMB18.6 million, RMB36.1 million and RMB42.4 million (US$6.0 million), respectively, from subscription fees (all of which were generated from dealers and brokers), representing 17.0%, 19.3% and 30.2%, respectively, of our total digitalization solutions revenue. Additionally, during the same periods, we generated revenues of RMB90.7 million, RMB150.9 million and RMB97.9 million (US$13.8 million), respectively, in customer engagement solutions (all of which were generated from OEMs), representing 83.0%, 80.7% and 69.8%, respectively, of our total digitalization solutions revenues. We expect that the monetization of digitalization solutions will continue to generate increasing revenues. Additionally, as of December 31, 2023, we counted 40 OEMs as clients of our digitalization solutions, including prominent global and Chinese automotive leaders, such as BMW, GAC Motor, SAIC-GM-Wuling, Geely, and Toyota.

We believe that our market penetration, innovative offerings, and advanced technological capabilities will further enhance our customer acquisition efforts, reinforce our leadership in digitalization solutions and allow us to further monetize our digitalization solutions.

Our ability to increase adoption of our transaction services by customers

Our ability to drive revenue growth in the future depends on our ability to increase transaction services volume and drive the adoption of our transaction services among auto merchants and collaborators.

Transaction services have historically contributed significantly to our total revenue growth. We generated 71.8%, 66.9% and 84.6% of our total revenues, respectively, from transaction services in 2021, 2022 and 2023. During the same periods, we generated transaction services revenues of RMB125.2 million, RMB199.1 million and RMB444.8 million, respectively, from our monetized dealers and brokers and their collaborators, RMB42.4 million, RMB92.6 million and RMB206.9 million, respectively, from OEMs and RMB110.5 million, RMB86.3 million and RMB117.1 million, respectively, from other customers. These other customers are primarily auto trading companies and financial institutions that use our warehousing services. For more information about our business with these customers, see “Business — What We Offer — Our New Car Services — Transaction Services — Delivery Services.” As of December 31, 2023, we partnered with 4,100 inspectors based in 255 cities, 3,949 logistics companies, 57 financing partners, and 80 warehouses. In 2023, our CheYiPai platform facilitated 148,302 vehicle transactions, making us the largest used cars B2B marketplace in China in terms of online transaction volume, according to CIC. According to the same source, we are also China’s largest used car inspection and certification service provider with an inspection volume of 848,720 in 2023, and operated China’s largest single car delivery network with a delivery volume of 109,721 in 2023.

We use ARPU as a key measure to monitor transaction services revenue generated from monetized dealers and brokers and their collaborators which currently comprise the majority of such revenue. The ARPU of our monetized dealers and brokers increased from RMB9,035 in 2021 to RMB10,317 in 2022, based on total revenues of RMB143.8 million and RMB235.2 million, respectively, generated from such dealers and brokers and their collaborators in 2021 and 2022. The ARPU of our monetized dealers and brokers further increased to RMB17,537 in 2023, based on total revenues of RMB487.2 million generated from such dealers and brokers and their collaborators for the same period.

Revenues used to calculate ARPU include the revenues generated from digitalization solutions and transaction services to dealers and brokers and, however, do not include revenues from OEMs and the above-mentioned other types of customers, mostly auto trading companies and financial institutions that use our warehousing services. This is because we do not consider our revenue derived from OEMs and such other customers to match the generally accepted use of ARPU. We believe the ARPU is most effective in scenarios where a company has a large number of users or customers (generally in thousands or more) each contributing a relatively small amount to the overall revenue, on a recurring basis. In such contexts, ARPU represents a relatively informative average, and therefore we use ARPU to measure our average revenue generated per monetized dealer and broker over a specific period as such dealers and brokers are large in number, and their individual revenue contributions are relatively small and typically recurring. In contrast, OEMs and the above-mentioned other customers are generally limited in number but significant in terms of transaction volume and value. For example, the potential customer pool for our services provided to OEMs is made up of less than 100 OEMs as of the date of this prospectus, and the amounts of contracts with OEMs typically range from RMB500,000 to RMB100 million and are project-based, rendering ARPU of our OEM customers a less helpful metric.

In 2021, 2022 and 2023, we had 37, 29 and 33 OEMs as our transaction services customers. Delivery services and marketing and other services have contributed the majority of our transaction services revenue from OEMs in 2021, 2022 and 2023. We primarily use delivery volume, number of warehouses, and number and contract value of marketing related projects to monitor and evaluate our transaction services provided to OEMs as well as our ability to retain and grow our OEM customers for transaction services. In 2021, 2022 and 2023, we transported approximately 18,000, 69,000 and 88,000 vehicles, respectively, for OEMs. As of December 31, 2021, 2022 and

2023, we operated 78, 71 and 80 warehouses nationwide, respectively. In 2021, 2022 and 2023, we executed 55, 68 and 58 marketing related projects with their contract value ranging from approximately RMB50,000 to approximately RMB5 million per project. We also provide warehousing services to customers other than monetized dealers and brokers and OEMs, most of which are auto trading companies and financial institutions. In 2021, 2022 and 2023, we had 212, 256 and 309, respectively, auto trading companies and financial institutions as our delivery services customers. We primarily use vehicle units and warehousing days to evaluate warehousing revenues from such customers.

We will continue to expand the scope of our transaction services to enable auto merchants to complete more vehicle transactions easily and cost-effectively. We will also actively promote cross-selling and up-selling of our transaction services to our existing customers. We expect these initiatives to help us increase the adoption of our transaction services among auto merchants, which ultimately contributes to our long-term revenue growth and profitability.

Our ability to manage operating costs and expenses

Our results of operations are affected by our ability to manage our operating costs and expenses. Our cost of revenues consists primarily of (i) the fees paid to third parties relating to delivering our various transaction services to our customers; and (ii) personnel costs. Through our increased economies of scale and effective cost control initiatives, we were able to reduce our cost of revenues as a percentage of total revenues from 81.0% in 2021 to 66.0% in 2022 and 66.4% in 2023.

Our operating expenses consist primarily of (i) sales and marketing expenses; (ii) general and administrative expenses; and (iii) research and development expenses. In absolute amount, our operating expenses increased by 9.2% from 2021 to 2022 and decreased by 14.3% from 2022 to 2023. As a percentage of total revenues, our operating expenses decreased from 136.9% for 2021 to 102.5% for 2022, and further decreased to 54.6% in 2023. This reduction is a testament to the effectiveness of our efforts to improve our operational efficiency and productivity, as well as our increased economies of scale.

We also expect to incur significant share-based compensation upon the completion of this offering. As of the date of this prospectus, we have issued options to acquire 78,197,257 ordinary shares of our company under the 2023 Plan. We have also issued certain warrants as incentives to certain key employees of Yunyang. For details, see “Management” As the completion of this offering is a condition to the vesting of these options and warrants, such condition will be met upon the date of the completion of this offering. Therefore, we expect to record a significant amount of cumulative share-based compensation expenses for such options and warrants upon the completion of this offering. If such condition were to have been satisfied as of December 31, 2023, we would have recognized share-based compensation expenses of RMB150.0 million (US$21.1 million) for those options and warrants for which service conditions were satisfied as of such date.

Looking forward, we anticipate that our operational efficiency will further improve as we expand our business and capitalize on economies of scale. In addition, we plan to increase our cross-selling and up-selling initiatives to optimize our sales and marketing performance. Over the long term, we are dedicated to consistently evaluating and enhancing our cost and expense management strategies to maintain our agility and competitiveness in the market.

Key Components of Results of Operations

Revenues

We generate our revenues from two sources: (i) digitalization solutions; and (ii) transaction services. The table below provides a breakdown of our revenues, in absolute amounts and as a percentage of total revenues, for the periods indicated.

	Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentage)
Digitalization solutions	109,373	28.2	186,997	33.1	140,290	19,759	15.4
Transaction services	278,112	71.8	377,959	66.9	768,754	108,277	84.6
Total revenues	387,485	100.0	564.956	100.0	909,044	128,036	100.0

Digitalization solutions

We generate digitalization solutions revenue from two sources: (i) the subscription fees received from used car dealers and new car brokers for the digitalization solutions delivered through our DaFengChe and Chehang 168 platforms; and (ii) the fees we receive for the customer engagement solutions we provide to OEMs. Currently, we are in the early stages of monetizing the digitalization solutions offered to car dealers and brokers, with the majority of our digitalization solutions revenue derived from the fees we receive from OEMs for our customer engagement solutions.

In 2021, 2022 and 2023, we executed 15, 33, and 38 contracts for the customer engagement solutions offered to OEMs, respectively. These contracts varied significantly in contract amounts, depending on multiple factors, including the contract’s duration, the complexities associated with completing the projects, and the scale of the contracting OEMs, among other considerations. The amounts of most of these contracts ranged from RMB500,000 to RMB100 million. In 2021, 2022 and 2023, we generated revenues of RMB90.7 million, RMB150.9 million and RMB97.9 million (US$13.8 million), respectively, in customer engagement solutions (all of which were generated from OEMs), representing 83.0%, 80.7% and 69.8%, respectively, of our total digitalization solutions revenues. During the same periods, we generated revenues of RMB18.6 million, RMB36.1 million and RMB42.4 million (US$6.0 million), respectively, from subscription fees (all of which were generated from dealers and brokers), representing 17.0%, 19.3% and 30.2%, respectively, of our total digitalization solutions revenue.

We adopt a “freemium” model for DaFengChe and Chehang 168 where used car dealers and new car brokers pay an annual subscription fee for advanced functions while most of the other modules are offered for free. The subscriptions are usually for a one-year term and used car dealers and new car brokers may choose to renew annually.

We started to sell subscription packages to car dealers on DaFengChe in October 2021, which has already begun contributing to our revenue growth. We expect that the monetization of DaFengChe will continue to generate increasing revenues. We are committed to adapting our monetization model to align with market trends and identifying new opportunities to monetize our digitalization solutions as we further grow our business and develop our customer base.

Our customer engagement solutions for OEMs involve developing digital systems and applications to help them manage the entire spectrum of their interactions with customers, from leads conversion, to order-driven manufacturing, car delivery and after-sales services, all centering on direct customer engagement. We generate revenue from customer engagement solutions to OEMs primarily on a project basis, with additional long-term revenue from certain related services such as application management and system maintenance.

Transaction services

We offer a wide range of transaction services to car dealers, OEMs and other types of auto merchants to facilitate their vehicle-related transactions.

•        B2B transaction facilitation services.    Our B2B transaction facilitation services help used car dealers more efficiently source supply from, and sell inventories to, other dealers. We offer both a “light-touch” platform through DaFengChe, where dealers can freely list their for-sale inventories by posting certain essential information about them, and a “heavy-touch” online auction platform called CheYiPai, where dealers buy used cars from other dealers through a highly managed process. We do not charge fee for sales completed through “light-touch” platform and charge a fee calculated at a certain percentage of the total sales price for the car sales transaction completed through CheYiPai.

•        Delivery services.    We provide delivery services to facilitate used car dealers’ inventory sourcing from dealers in other regions. Our used car delivery services consist primarily of title transfer and transportation services. Our title transfer services involve handling of title transfer and related documents for our customers. We charge service fees for our used car delivery services, the amount of which generally varies based on service complexity and transportation distance, among other factors. Our delivery service to new car merchants, primarily OEMs, is aimed at offering the consumer-facing delivery infrastructure for direct-to-consumers (DTC) car sales. OEMs are the largest customers by amount of our single-car delivery services while auto trading companies and financial institutions contributed a majority of our revenue from warehousing services for 2021, 2022 and 2023. During the same years, a significant portion of our delivery services revenue was generated from warehousing services. For our new car delivery services, we typically charge fees primarily based on transportation mileage, warehousing days, and any special handling requests. For more information about our delivery services, see “Business — What We Offer — Our New Car Services — Transaction Services — Delivery Services.” Delivery services accounted for the largest portion of our transaction services revenues in 2021, 2022 and 2023.

•        Used car inspection and certification services.    We provide industry-leading used car inspection and certification services under the commercial brand 268V. We charge a variable fee for each inspection, depending on the complexity and thoroughness of the inspections performed.

•        Financial products referral services.    Our financial products referral services connect financial institutions directly with used car dealers who recommend financial products to a car buyer. We receive a commission from financial institutions based on the loan amounts achieved through our referral services. We have experienced significant growth in our financial products referral services since launch and expect to continue to see strong growth in the foreseeable future.

•        Marketing and others.    We also generate revenue from a range of additional transaction services, such as marketing and other services offered to OEMs. The amounts of these fees vary based on the type and nature of the services provided.

The table below provides a breakdown of our transaction services revenue, in absolute amounts and as percentages of our total revenues, for the periods indicated.

	Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentage)
B2B transaction facilitation	78,306	20.2	89,838	15.9	85,461	12,037	9.4
Delivery	129,758	33.5	159,592	28.2	252,962	35,629	27.8
Used car inspection and certification	5,614	1.4	33,580	5.8	56,387	7,942	6.2
Financial products referral	72	0.0	26,875	4.8	233,838	32,935	25.7
Marketing and others	64,362	16.7	68,074	12.1	140,106	19,734	15.4
Total transaction services revenue	278,112	71.8	377,959	66.9	768,754	108,277	84.6

From a business management and strategic perspective, we view all of our transaction services as an integrated portfolio, aimed at facilitating auto merchants and their collaborators — whether dealers and brokers or OEMs or their collaborators — in completing crucial steps in their vehicle transactions, from the initial inventory acquisition and inspection to financial products referrals, title registration, and delivery. We have prioritized the cultivation of customer stickiness and long-term loyalty through the breadth and integration of our transaction services, over the singular pursuit of maximum revenue from any standalone service type. We have continuously been adding new services to our transaction services portfolio over the past years, and periodically adjust the variety, pricing and budgets within the portfolio to achieve an overall optimal outcome. As a result, the revenue mix within the transaction services may vary significantly from one period to another.

Currently, a substantial portion of our total revenue is generated by offering transaction services. We expect our transaction services revenue to further increase, in absolute terms and as a percentage of our total revenue, in the near future, as we expand our addressable market and increase the penetration of our transaction services.

Looking forward, we aim to expand and improve our breadth of services and offerings by continuing to integrate our dealership systems and services and integrating data across different systems and services, while continuing to improve our data analytics capabilities and technology to enhance transaction efficiency. We expect these efforts to further drive the growth of our transaction services revenue.

Cost of Revenues; Gross Profit & Gross Margin

The following table sets forth our cost of revenues in absolute amount by business line and as a percentage of our total revenues for the periods indicated.

	Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentage)
Cost of revenues:
Digitalization solutions	92,761	23.9	112,759	20.0	80,636	11,357	8.9
Transaction services	221,173	57.1	260,337	46.0	522,691	73,618	57.5
Total cost of revenues	313,934	81.0	373,096	66.0	603,327	84,977	66.4

Gross profit and gross margin:
Digitalization solutions	16,612	15.2	74,238	39.7	59,654	8,402	42.5
Transaction services	56,939	20.5	117,622	31.1	246,063	34,657	32.0
Gross profit/Gross margin	73,551	19.0	191,860	34.0	305,717	43,059	33.6

•        Digitalization solutions.    Our cost of revenues for digitalization solutions primarily includes costs related to the customer engagement solutions offered to OEMs and the maintenance and hosting of our DaFengChe and Chehang 168 platforms. This encompasses (i) primarily personnel costs associated with our employees responsible for developing and delivering customer engagement solutions to OEMs; and (ii) to a lesser extent, fees paid for bandwidth and other technical support and services, such as digital mapping and location-based features, used in our digitalization solutions.

•        Transaction services.    Our cost of revenues for transaction services primarily includes: (i) service fees paid to third-party service providers for fulfilling various transaction services for car dealers and OEMs, such as fees paid to third-party carriers and logistics companies for fulfilling car shipping orders for our customers, as well as fees paid to third-party inspectors for performing used car inspection and certification services; (ii) rental costs associated with the warehouses used for our delivery services; and (iii) costs associated with our marketing and other services delivered to OEMs.

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth a breakdown of our operating expenses, both in absolute amounts and as percentages of our total revenues, for the years indicated.

	Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentage)
Operating expenses
Sales and marketing expenses	213,379	55.1	255,922	45.3	265,179	37,350	29.2
General and administrative expenses	128,256	33.1	205,345	36.3	145,509	20,495	16.0
Research and development expenses	188,745	48.7	117,905	20.9	85,600	12,057	9.4
Total operating expenses	530,380	136.9	579,172	102.5	496,288	69,902	54.6

Sales and marketing expenses

Our sales and marketing expenses consist primarily of personnel costs, mainly including salaries and benefits for our sales and marketing teams and expenses associated with marketing and promotional activities, such as those associated with brand building, customer outreach and other promotional events. It also includes, to a lesser extent, rental and office administrative expenses and others, including depreciation and amortization.

As we plan to continue to invest in sales and marketing to promote our brand awareness as well as retain current customers while attracting new ones, we expect our sales and marketing expenses to increase in absolute amount in the near future.

General and administrative expenses

Our general and administrative expenses consist primarily of: (i) personnel costs, including salaries and benefits for our administrative staff; (ii) fees paid to auditors and external legal counsels, as well as fees paid to third parties to whom we outsource some of our human resources and IT functions; (iii) rental and office administrative expenses; and (iv) other expenses, such as depreciation and amortization. We expect general and administrative expenses to increase in absolute amount as we continue to scale our business.

Research and development expenses

Our research and development expenses primarily consist of: (i) personnel costs, including salaries and benefits for our research and development staff; (ii) expenses incurred to procure third-party R&D and other professional services; and (iii) depreciation and amortization. We invest heavily in technology in the past. For details, see “Business — Our Data Capabilities and Technologies.”

Other Income/(Expenses)

Other income/(expenses) primarily consists of (i) interest income (expense), net, which consists mainly of the interest earned on wealth management products we purchased for cash management purposes as well as interest paid on borrowings from commercial banks; (ii) foreign exchange (loss)/income, net, primarily due to fluctuations in foreign exchange rates; and (iii) others, net, consisting mainly of penalties or damages resulting from certain disputes.

Non-GAAP Financial Measure

We use adjusted loss for the year, which is a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted loss for the year provides useful information about our results of operations and enhances the overall understanding of our past performance and future prospects.

Adjusted loss for the year should not be considered in isolation or construed as an alternative to loss from operations, net loss for the year or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review adjusted loss for the year and the reconciliation to its most directly comparable U.S. GAAP measure. Adjusted loss for the year presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Adjusted loss for the year represents net loss for the year excluding share-based compensation expenses and intangible asset amortization, which we do not consider to be indicative of our core operating performance. The table below sets forth a reconciliation of our net loss for the year to adjusted loss for the year for the years indicated.

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Net loss (GAAP)	(445,294)	(390,851)	(186,580)	(26,281)
Share-based compensation	2,713	—	—	—
Intangible asset amortization(1)	33,096	29,410	27,130	3,821
Adjusted net loss (non-GAAP)	(409,485)	(361,441)	(159,450)	(22,460)

____________

Note: (1) Represents amortization of intangible assets resulting from business combinations.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

British Virgin Islands

Some of our subsidiaries are companies incorporated in the British Virgin Islands. Under the current law of the British Virgin Islands, we are not subject to income, corporation or capital gains tax in the British Virgin Islands. In addition, payment of dividends by the British Virgin Islands subsidiaries to their respective shareholders who are not resident in the British Virgin Islands, if any, is not subject to withholding tax in the British Virgin Islands.

Hong Kong

Our subsidiary in Hong Kong is subject to an income tax rate of 16.5% on the estimated assessable profits arising in Hong Kong. Additionally, payments of dividends by our subsidiary in Hong Kong to our company are not subject to any Hong Kong withholding tax.

PRC

The current enterprise income tax law (“EIT Law”) applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises, except for domestic enterprises qualified as small and micro enterprises (“MSME”) and High and New Technology Enterprise (“HNTE”). If the entity qualified as an MSME, then its taxable income will be taxed at 20% subject to certain taxable income exemptions. In accordance with the PRC Income Tax Law, an enterprise awarded with the HNTE certificate may enjoy a reduced EIT rate of 15% subject to a requirement that they re-apply for HNTE status every three years.

The EIT Law treats enterprises established outside of the PRC with “effective management and control” located in the PRC as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising management and control over the business, personnel, accounting and properties etc. of an enterprise. We are located in jurisdictions outside of the PRC; however, if we are considered a PRC resident enterprise for tax purposes, it would be subject to the PRC enterprise income tax rate of 25% on its worldwide income commencing on January 1, 2008. For the tax years ended December 31, 2022 and 2023, we have not accrued for PRC tax on such basis as our non-PRC entities had zero assessable profits in the PRC for the period. We will continue to monitor the tax status with regards to the PRC tax resident enterprise regulation of its non-PRC entities.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding companies in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If a Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. See “Risk Factors — Risks Relating to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors — Risks Related to Doing Business in China — If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

Critical Accounting Estimates

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recent available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

Share-based compensation

We grant options to our employees with performance conditions and service conditions. We account for share-based compensation in accordance with ASC Topic 718, Compensation-Stock Compensation, (“ASC 718”). We determine whether a share-based award should be accounted for as a liability award or equity award. All of our share-based awards to employees were classified as equity awards and are recognized in the combined and consolidated financial statements based on their grant date fair values. For awards only with service conditions, we have elected to recognize compensation expense using the straight-line method for awards granted with graded vesting provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant date value of the shares that are vested at that date. For awards with performance and service conditions, we use the accelerated method for awards granted with graded vesting. We account for forfeitures as they occur.

Fair value of employee share options

The fair value of share options was determined using the binomial option valuation model, with the assistance from an independent third-party appraiser. The binomial model requires the input of highly subjective assumptions, including the expected share price volatility and the exercise multiple.

The assumptions used to estimate the fair value of the share options granted to employees were as follows:

	2021	2022	2023
Risk-free interest rate (%)	1.5 – 1.8	3.0 – 3.9	3.7 – 4.0
Expected volatility (%)	40.5 – 41.2	41.1 – 42.2	41.9 – 42.6
Expected dividend yield (%)	—	—	—
Exercise multiple	2.2 – 2.8	2.2 – 2.8	2.2 – 2.8
Fair value of an underlying ordinary share (US$)	0.55 – 0.63	0.62 – 0.65	0.57 – 0.64
Expected term	10.75 – 11.5	9.75 – 10.25	8.75 – 9.34

The fair value of share options was determined using the binomial option valuation model, with the assistance from an independent third-party valuation firm. The binomial model requires the input of highly subjective assumptions, including the expected share price volatility and exercise multiple. For expected volatilities, we have made reference to historical volatilities of several comparable companies. The dividend yield is estimated based on our expected dividend policy over the expected term of the options. The risk-free rate for periods within the contractual lives of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. The exercised multiple is estimated based on the changes in intrinsic value of the options and the likelihood of early exercises by employees. The estimated fair value of the ordinary shares, at the option grant dates, were determined with the assistance from an independent third-party valuation firm. Our management is ultimately responsible for the determination of the estimated fair value of its ordinary shares.

Restricted Share Awards

To determine the fair value of our ordinary shares, we first determined the underlying equity value of our company and then allocated a portion of the equity value to our ordinary shares based on their particular rights and preferences using the hybrid return method. To determine the equity value, we used the discounted cash flows (“DCF”) method. The DCF analysis is performed based on the projected cash flows using the Company’s best estimate as of the valuation date. The significant assumptions used in the DCF included projected cash flows and discount rate. The significant assumptions used to determine the fair value of the ordinary shares included the probability of IPO exit event, risk-free rate, equity volatility based on historical volatility of selected peer companies and DLOM.

Management, with the assistance of an independent third-party valuation firm estimated the grant-date fair value of the restricted share as RMB9.51 per share. We recognized share-based compensation expense of RMB2.7 million, nil and nil for the years ended December 31, 2021, 2022 and 2023, respectively.

Fair value of ordinary shares

Prior to our initial public offering, we were a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of financial forecast at various dates for the purpose of determining the fair value of our ordinary shares at the date of the grant of share-based compensation awards to our employees as one of the inputs into determining the grant date fair value of the option.

The following table sets forth the fair value of our ordinary shares estimated at various different dates with the assistance from an independent valuation firm.

Date of Valuation	Fair Value Per Share	Discount for lack of marketability (“DLOM”)	Discount Rate
December 31, 2021	$0.46	18.0%	16.5%
December 31, 2022	$0.52	15.0%	16.0%
May 31, 2023	$0.57	13.5%	15.5%
July 31, 2023	$0.62	13.0%	N/A
December 31, 2023	$0.64	12.0%	15.5%

We estimate the fair value of our ordinary shares with the assistance of an independent third-party valuation firm using either the income approach or by reference to the transaction prices from our recent or contemporaneous equity financings. For the valuation dates where there were recent equity financing transactions with independent third parties, we estimate the value of our total business enterprise value, or BEV, by reference to the transaction prices. For the valuation dates where there were no recent equity financing transactions, we estimated our BEV using an income approach, specifically a discounted cash flow analysis (or DCF) based on our projected cash flows using management’s best estimates as of the valuation dates. The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. However, these fair values are inherently uncertain and highly subjective.

The option-pricing method was used to allocate equity value of our company to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid. This method requires making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management. The other major assumptions used in calculating the fair value of ordinary shares include:

•        Weighted average cost of capital, or WACC: The WACCs were determined in consideration of factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

•        Comparable companies: In deriving the WACCs, which are used as the discount rates under the income approach, certain publicly traded companies in the internet industry were selected for reference as our guideline companies.

•        Discount for lack of marketability, or DLOM: DLOM was quantified by the Finnerty model. Under the Finnerty method, which assumed that the put option is struck at the price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors such as timing of a liquidity event, for instance an initial public offering, and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value is and thus the higher the implied DLOM is. The lower DLOM is used for the valuation, the higher the determined fair value of the ordinary shares becomes. DLOM remained in the range of 18.0% to 12.0% in the period from December 2021 to May 2023.

The determination of the equity value requires complex and subjective judgments to be made regarding prospects of the industry and the products at the valuation date, our projected financial and operating results, our unique business risks and the liquidity of our shares.

The fair value of our ordinary shares was US$0.46, US$0.52, US$0.57, US$0.62 and US$0.64 as of December 31, 2021, December 31, 2022, May 31, 2023, July 31, 2023 and December 31, 2023, respectively. The changes in fair value of our ordinary shares are primarily due to the following reasons.

•        Continuing Growth of Our Business.    Our total revenues increased by 45.8% from RMB387.5 million for the year ended December 31, 2021 to RMB565.0 million for the year ended December 31, 2022, which further increased by 60.9% to RMB909.0 million (US$128.0 million) for the year ended December 31, 2023. For details, see “— Results of Operations — Year Ended December 31, 2022 Compared to Year Ended December 31, 2021 — Revenues” and “— Year Ended December 31, 2023 Compared to Year Ended December 31, 2022.”

•        Continuous Improvement in Financial Performance.    Our gross margin increased from 19.0% for the year ended December 31, 2021 to 34.0% for the year ended December 31, 2022 and 33.6% for the year ended December 31, 2023. Furthermore, our net loss decreased by 12.2% from RMB445.3 million for the year ended December 31, 2021 to RMB390.9 million for the year ended December 31, 2022 and further decreased by 52.3% to RMB186.6 million (US$26.3 million) for the year ended December 31, 2023. For details, see “— Results of Operations — Year Ended December 31, 2022 Compared to Year Ended December 31, 2021” and “— Year Ended December 31, 2023 Compared to Year Ended December 31, 2022.”

•        Decreasing DLOM.    The DLOM decreased from 18.0% as of December 31, 2021, to 15.0% as of December 31, 2022, and to 12.0% as of December 31, 2023. As a result of events described above, the discount rate decreased from 16.5% as of December 31, 2021, to 16.0% as of December 31, 2022, and to 12.0% as of December 31, 2023.

•        Decreasing WACC.    Our estimated WACC decreased from 16.5% as of December 31, 2021, to 16.0% as of December 31, 2022, and to 15.5% as of December 31, 2023. The decrease in our estimated WACC is primarily attributable to the fact that (i) with a longer operating history, WACC usually exhibits a decreasing trend as a result of the ongoing development of the subject company, with a longer track record, less business risk, and less uncertainty in the projection; and (ii) our growing business expansion and improved financial performance indicated stronger performance and higher achievability of the forecast.

•        Prospect of IPO.    We estimate that the preferred shares issued by us would be converted into ordinary shares upon the completion of this offering. The portion of our business enterprise value allocated to ordinary shares increases as this offering becomes more likely.

Once a public trading market of the ADSs has been established in connection with the completion of this offering, it will no longer be necessary for us to estimate the fair value of our ordinary shares in connection with our accounting for granted share options.

Recent Accounting Announcements

A list of recently issued accounting pronouncements that are relevant to us is included in “Note 2 — Recent accounting pronouncements” of our combined and consolidated financial statements included elsewhere in this prospectus.

Results of Operations

The following table sets forth a summary of our combined and consolidated results of operations, both in absolute amount and as a percentage of total revenues for the years indicated. This information should be read together with our combined and consolidated financial statements and related notes included elsewhere in this prospectus. The following period-to-period comparison of operating results should not be relied upon as being indicative of our future performance.

	Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except percentage)
Revenues:
Digitalization solutions	109,373	28.2	186,997	33.1	140,290	19,759	15.4
Transaction services	278,112	71.8	377,959	66.9	768,754	108,277	84.6
Total revenues	387,485	100.0	564,956	100.0	909,044	128,036	100.0
Cost of revenues	(313,934)	(81.0)	(373,096)	(66.0)	(603,327)	(84.977)	(66.4)
Operating expenses:
Sales and marketing expenses	(213,379)	(55.1)	(255,922)	(45.3)	(265,179)	(37,350)	(29.2)
General and administrative expenses	(128,256)	(33.1)	(205,345)	(36.3)	(145,509)	(20,495)	(16.0)
Research and development expenses	(188,745)	(48.7)	(117,905)	(20.9)	(85,600)	(12,057)	(9.4)
Total operating expenses	(530,380)	(136.9)	(579,172)	(102.5)	(496,288)	(69,902)	(54.6)
Loss from operations	(456,829)	(117.9)	(387,312)	(68.6)	(190,571)	(26,843)	(21.0)
Other income/(expenses):
Interest income (expense), net	1,572	0.4	(2,258)	(0.4)	(805)	(113)	(0.1)
Foreign exchange (loss)/gain, net	(392)	(0.1)	185	0.0	1,554	219	0.2
Others, net	(512)	(0.1)	(4,937)	(0.8)	496	70	0.1
Total other income/(expenses), net	668	0.2	(7,010)	(1.2)	1,245	176	0.2
Loss before income tax	(456,161)	(117.7)	(394,322)	(69.8)	(189,326)	(26,667)	(20.8)
Income tax benefit (expense)	8,429	2.2	(1,058)	(0.2)	(742)	(105)	(0.1)
Share of profit from equity method investment	2,438	0.6	4,529	0.8	3,488	491	0.4
Net loss	(445,294)	(114.9)	(390,851)	(69.2)	(186,580)	(26,281)	(20.5)
Less: Net loss attributable to non-controlling interests	(1,584)	(0.4)	(8,668)	(1.5)	(8,216)	(1,157)	(0.9)
Net loss attributable to DSC	(443,710)	(114.5)	(382,183)	(67.7)	(178,364)	(25,124)	(19.6)

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Our total revenues increased by 60.9% from RMB565.0 million for the year ended December 31, 2022 to RMB909.0 million (US$128.0 million) for the year ended December 31, 2023.

Digitalization solutions

Revenues from our digitalization solutions decreased by 25.0% from RMB187.0 million for the year ended December 31, 2022 to RMB140.3 million (US$19.8 million) for the year ended December 31, 2023. This decrease was due to an decrease of RMB52.9 million (US$7.5 million) in the revenue from customer engagement solutions provided to OEMs due to our strategic decision to engage more selectively with OEM customers, partially offset by an increase of RMB6.2 million (US$0.9 million) in revenue from the subscription fees received from used car dealers and new car brokers.

Transaction services

Revenues from our transaction services increased by 103.4% from RMB378.0 million for the year ended December 31, 2022 to RMB768.8 million (US$108.3 million) for the year ended December 31, 2023, driven by:

(i)     an increase of RMB207.0 million (US$29.2 million) in revenue from financial products referral services, due to the increased volume of auto loans achieved through our referral services from approximately RMB431.1 million in 2022 to RMB2,732.0 million (US$384.8 million) in 2023;

(ii)    an increase of RMB93.4 million (US$13.2 billion) in the revenue from delivery services, which was driven by strong growth of our single car delivery services provided to OEMs;

(iii)   an increase of RMB72.0 million (US$10.1 million) from marketing services and others, primarily due to increased demand for online marketing and customer engagement services from OEM clients as part of their growing DTC efforts; and

(iv)   an increase of RMB23.7 million (US$3.3 million) in the revenue from used car inspection and certification services, as we continued to introduce such services to more cities and attract new customers, with the annual inspection volume increased from 802,570 in 2022 to 848,720 in 2023.

Cost of Revenues

Our cost of revenues increased by 61.7% from RMB373.1 million for the year ended December 31, 2022 to RMB603.3 million (US$85.0 million) for the year ended December 31, 2023, attributable to an increase of RMB197.7 million (US$27.8 million) in service fees paid to third parties, an increase of RMB42.2 million (US$5.9 million) in product procurement, an increase of RMB6.9 million (US$1.0 million) in rental fee, and an increase of RMB1.1 million (US$0.2 million) in procurement costs, tax and processing fees paid to payment channel partners, partially offset by a decrease of RMB14.9 million (US$2.1 million) in personnel cost and a decrease of RMB2.7 million (US$0.4 million) in depreciation and amortization expense.

Digitalization solutions

Our cost of revenues for digitalization solutions decreased by 28.5% from RMB112.8 million for the year ended December 31, 2022 to RMB80.6 million (US$11.4 million) for the year ended December 31, 2023, largely in line with the decrease in revenues from digitalization solutions.

Transaction services

Our cost of revenues for transaction services increased by 100.8% from RMB260.3 million for the year ended December 31, 2022 to RMB522.7 million (US$73.6 million) for the year ended December 31, 2023, driven by the increase in the services fees paid to third parties to scale up our various transaction services.

Gross Profit & Gross Margin

As a result of the foregoing, our gross profit increased by 59.3% from RMB191.9 million for the year ended December 31, 2022 to RMB305.7 million (US$43.1 million) for the year ended December 31, 2023. Our gross margin decreased slightly to 33.6% for the year ended December 31, 2023 from 34.0% for the year ended December 31, 2022, due to the strong growth of financial products referral services which have a relatively lower gross profit margin profile.

Digitalization solutions

Our gross margin for digitalization solutions increased from 39.7% for the year ended December 31, 2022 to 42.5% for the year ended December 31, 2023, driven by an increase in revenue contribution from subscription services which generally have relatively high margin profiles as well as our workforce optimization efforts and the implementation of other measures to improve our operating efficiency.

Transaction services

Our gross margin for transaction services increased from 31.1% for the year ended December 31, 2022 to 32.0% for the year ended December 31, 2023, driven by our continuous efforts to control associated costs and to enhance our operational efficiency.

Operating Expenses

Our total operating expenses decreased by 14.3% from RMB579.2 million for the year ended December 31, 2022 to RMB496.3 million (US$69.9 million) for the year ended December 31, 2023.

Sales and marketing expenses

Our sales and marketing expenses increased by 3.6% from RMB255.9 million for the year ended December 31, 2022, to RMB265.2 million (US$37.4 million) for the year ended December 31, 2023, due to an increase of RMB10.1 million (US$1.4 million) in service charge and an increase of RMB7.2 million (US$1.0 million) in personnel costs due to our increased sales and marketing headcounts, and an increase of RMB0.9 million (US$0.1 million) in depreciation and amortization and others. This increase was partially offset by a decrease of RMB8.9 million (US$1.3 million) in miscellaneous expenses attributable to decrease in business entertainment, business promotion fees and travel expenses.

General and administrative expenses

Our general and administrative expenses decreased by 29.2% from RMB205.3 million for the year ended December 31, 2022 to RMB145.5 million (US$20.5 million) for the year ended December 31, 2023, due to: (i) a decrease of RMB51.2 million (US$7.2 million) in personnel costs resulting from implementation of cost control measures; (ii) a decrease of RMB8.9 million (US$1.3 million) in rental fees due to the termination of lease agreements for certain physical showroom space.

Research and development expenses

Our research and development expenses decreased by 27.4% from RMB117.9 million for the year ended December 31, 2022 to RMB85.6 million (US$12.1 million) for the year ended December 31, 2023, due to a decrease of RMB43.4 million (US$6.1 million) in personnel costs due to implementation of cost control measures and a decrease of RMB1.0 million (US$0.1 million) in depreciation and amortization and travel expenses. This decrease was partially offset by an increase of RMB12.1 million (US$1.7 million) in service charge and others.

Loss from Operations

As a result of the foregoing, our losses from operations decreased by 50.8% from RMB387.3 million for the year ended December 31, 2022 to RMB190.6 million (US$26.8 million) for the year ended December 31, 2023.

Other Income/(Expenses)

We recorded other expense of RMB7.0 million for the year ended December 31, 2022 as opposed to other income of RMB1.2 million (US$0.2 million) for the year ended December 31, 2023.

Interest income/(expense), net

Our interest income consists primarily of interest earned on wealth management products we purchased from commercial banks. Our interest expenses consist primarily of interests related to our borrowings from commercial banks. We recorded a net interest expense of RMB2.3 million for the year ended December 31, 2022 and a net interest expense of RMB0.8 million (US$0.1 million) for the year ended December 31, 2023.

Foreign exchange (loss) income, net

We recorded foreign exchange income, net of RMB0.2 million for the year ended December 31, 2022 and foreign exchange income, net of RMB1.6 million (US$0.2 million) for the year ended December 31, 2023, primarily due to favorable movements in foreign exchange rates and increase in cash balances denominated in foreign currencies.

Others, net

We recorded a loss of RMB4.9 million for the year ended December 31, 2022 and an income of RMB496 thousand (US$70 thousand) for the year ended December 31, 2023, primarily due to disposal of our interests in certain investees.

Loss Before Income Taxes

As a result of the foregoing, our loss before income taxes decreased by 52.0% from RMB394.3 million for the year ended December 31, 2022 to RMB189.3 million (US$26.7 million) for the year ended December 31, 2023.

Income Tax Benefit (Expense)

We recorded income tax expenses of RMB1.1 million for the year ended December 31, 2022, and income tax expenses of RMB0.7 million (US$0.1 million) for the year ended December 31, 2023.

Share of Profit from Equity Method Investments

Our share of profit from equity method investments decreased by 23.0% from RMB4.5 million for the year ended December 31, 2022 to RMB3.5 million (US$0.5 million) for the year ended December 31, 2023, primarily due to a decrease in profits of the joint ventures in which we invested.

Net Loss

As a result of the foregoing, our net loss decreased by 52.3% from RMB390.9 million for the year ended December 31, 2022 to RMB186.6 million (US$26.3 million) for the year ended December 31, 2023.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Our total revenues increased by 45.8% from RMB387.5 million for the year ended December 31, 2021 to RMB565.0 million for the year ended December 31, 2022.

Digitalization solutions

Revenues from our digitalization solutions increased by 71.0% from RMB109.4 million for the year ended December 31, 2021 to RMB187.0 million for the year ended December 31, 2022. This increase was primarily due to an increase in the number of projects from OEM customers from 14 in 2021 to 17 in 2022.

The increase is also due to, to a lesser extent, an increase of RMB17.5 million in subscription fees, because we only began to sell annual subscription packages on DaFengChe to car dealers in late 2021. The numbers of our subscribing used car dealers were 1,092 and 3,720, respectively, and the numbers of our subscribing new car brokers were 764 and 1,850, respectively, in 2021 and 2022.

Transaction services

Revenues from our transaction services increased by 35.9% from RMB278.1 million for the year ended December 31, 2021 to RMB378.0 million for the year ended December 31, 2022, driven by:

(i)     an increase of RMB29.8 million in the revenue from delivery services, driven by an increase in the number of vehicles delivered from 45,151 in 2021 to 82,189 in 2022 which, in turn, was due to acquisition of new customers as well as increased use of our delivery service among our existing customers as a result of our cross-sell efforts;

(ii)    an increase of RMB28.0 million in the revenue from used car inspection and certification services, as we continued to introduce such services to more cities and attract new customers, with the annual inspection volume increased by 37.7% from 582,846 in 2021 to 802,570 in 2022;

(iii)   an increase of RMB11.5 million in revenue from B2B transaction facilitation services driven by an increase in the number and total value of car sale transactions facilitated, evidenced by an increase in the number of auctions facilitated from 105,371 in 2021 to 141,046 in 2022;

(iv)   an increase of RMB26.8 million in revenue from financial products referral services, due to the increased volume of auto loans achieved through our referral services from approximately RMB63.0 million in 2021 to RMB431.1 million in 2022; and

(v)    an increase of RMB18.3 million in revenue from marketing services as we are able to cross-sell more marketing and other services to OEMs as we expanded our customer engagement solutions with them.

The increase was partially offset by a decrease of RMB14.6 million in revenue from other miscellaneous transaction services.

Cost of Revenues

Our cost of revenues increased by 18.8% from RMB313.9 million for the year ended December 31, 2021 to RMB373.1 million for the year ended December 31, 2022, attributable to an increase of RMB55.8 million in service fees and rebates paid to third parties, an increase of RMB20.1 million in product procurement, an increase of RMB2.7 million in procurement costs, tax and processing fees paid to payment channel partners, partially offset by a decrease of RMB16.4 million in personnel cost and a decrease of RMB 3.2 million in depreciation and amortization expense.

Digitalization solutions

Our cost of revenues for digitalization solutions increased by 21.6% from RMB92.8 million for the year ended December 31, 2021 to RMB112.8 million for the year ended December 31, 2022, due to an increase in personnel costs driven by the growth of customer engagement solutions offered to OEMs.

Transaction services

Our cost of revenues for transaction services increased by 17.7% from RMB221.2 million for the year ended December 31, 2021 to RMB260.3 million for the year ended December 31, 2022, driven by an increase in services fees paid to third parties to scale up our transaction services.

Gross Profit & Gross Margin

As a result of the foregoing, our gross profit increased by 160.9% from RMB73.6 million for the year ended December 31, 2021 to RMB191.9 million for the year ended December 31, 2022. Our gross margin increased from 19.0% for the year ended December 31, 2021 to 34.0% for the year ended December 31, 2022, primarily attributable to increases in gross margins of both digitalization solutions and transaction services driven by (i) an increase in the revenue contribution of our digitalization solutions, which generally have relatively high margin profiles; (ii) an improvement in the gross margin of our various transaction services as we focused on increasing economies of scale and controlling associated costs; and (iii) our workforce optimization efforts and the implementation of other measures to improve our operating efficiency in 2022.

Digitalization solutions

Our gross margin for digitalization solutions increased from 15.2% for the year ended December 31, 2021 to 39.7% for the year ended December 31, 2022, driven by an increase in revenue contribution from subscription services which generally have relatively high margin profiles.

Transaction services

Our gross margin for transaction services increased from 20.5% for the year ended December 31, 2021 to 31.1% for the year ended December 31, 2022, driven by economies of scale as our businesses grew.

Operating Expenses

Our total operating expenses increased by 9.2% from RMB530.4 million for the year ended December 31, 2021 to RMB579.2 million for the year ended December 31, 2022.

Sales and marketing expenses

Our sales and marketing expenses increased by 19.9% from RMB213.4 million for the year ended December 31, 2021, to RMB255.9 million for the year ended December 31, 2022, due to an increase of RMB38.2 million in personnel costs resulting from the launch of new services that required additional sales and marketing personnel to engage new customers and an increase of RMB11.5 million in business promotion related fees. This increase was partially offset by a decrease of RMB7.2 million in miscellaneous expenses attributable to decreased travel related expenses due to COVID-19 related restrictive measures implemented in 2022 as well as a decrease in depreciation and amortization, service charge and others.

General and administrative expenses

Our general and administrative expenses increased by 60.1% from RMB128.3 million for the year ended December 31, 2021 to RMB205.3 million for the year ended December 31, 2022, due to: (i) an increase of RMB57.9 million in personnel costs as we hired new general and administrative personnel to support the operation of new offerings and expenses related to severance payments for employee departures as part of our workforce optimization efforts; (ii) an increase of RMB8.4 million in service fees paid to third-party technology service providers to support our operation as our business scales; (iii) an increase of RMB5.2 million in credit impairment loss; and (iv) an increase of RMB5.6 million in depreciation and amortization and others.

Research and development expenses

Our research and development expenses decreased by 37.5% from RMB188.7 million for the year ended December 31, 2021 to RMB117.9 million for the year ended December 31, 2022, due to a decrease of RMB67.7 million in personnel costs as we optimized our research and development personnel for certain non-core service lines in 2022, a decrease of RMB2.0 million in service charge and a decrease of RMB1.1 million in depreciation and amortization, travel expenses and others.

Loss from Operations

As a result of the foregoing, our losses from operations decreased by 15.2% from RMB456.8 million for the year ended December 31, 2021 to RMB387.3 million for the year ended December 31, 2022.

Other Income/(Expenses)

We recorded other income of RMB0.7 million for the year ended December 31, 2021 as opposed to other expenses of RMB7.0 million for the year ended December 31, 2022.

Interest income/(expense), net

Our interest income consists primarily of interest earned on wealth management products we purchased from commercial banks. Our interest expenses consist primarily of interests related to our borrowings from commercial banks. We recorded an interest income of RMB1.6 million for the year ended December 31, 2021 and a net interest expense of RMB2.3 million for the year ended December 31, 2022.

Foreign exchange (loss) income, net

We recorded foreign exchange loss, net of RMB0.4 million for the year ended December 31, 2021 and foreign exchange income, net of RMB0.2 million for the year ended December 31, 2022, primarily due to fluctuations in foreign exchange rates.

Others, net

We recorded a loss of RMB0.5 million for the year ended December 31, 2021 and a loss of RMB4.9 million for the year ended December 31, 2022, primarily due to an increase in penalties or damages resulting from certain disputes.

Loss Before Income Taxes

As a result of the foregoing, our loss before income taxes decreased by 13.6% from RMB456.2 million for the year ended December 31, 2021 to RMB394.3 million for the year ended December 31, 2022.

Income Tax Benefit (Expense)

We recorded income tax benefit of RMB8.4 million for the year ended December 31, 2021, and income tax expenses of RMB1.1 million for the year ended December 31, 2022, primarily due to periodic recognition of deferred tax liabilities.

Share of Profit from Equity Method Investments

Our share of profit from equity method investments increased by 85.8% from RMB2.4 million for the year ended December 31, 2021 to RMB4.5 million for the year ended December 31, 2022, primarily due to an increase in profits of the joint ventures in which we invested.

Net Loss

As a result of the foregoing, our net loss decreased by 12.2% from RMB445.3 million for the year ended December 31, 2021 to RMB390.9 million for the year ended December 31, 2022.

Selected Quarterly Results of Operations

The following table sets forth our unaudited condensed combined and consolidated quarterly results of operations for the periods indicated. You should read the following table in conjunction with our combined and consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited condensed combined and consolidated quarterly financial information on the same basis as our combined and consolidated financial statements. The unaudited condensed combined and consolidated quarterly financial data includes all adjustments, consisting only of normal and recurring adjustments that our management considered necessary for a fair statement of our financial position and results of operation for the quarters presented. Our historical results for any particular quarter are not necessarily indicative of our future results.

	For the Three Months Ended
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023
	(RMB in thousands)
Revenues	103,502	105,225	165,377	190,852	167,328	186,249	246,048	309,419
Cost of revenues	(72,704)	(72,111)	(106,128)	(122,153)	(105,443)	(115,270)	(174,010)	(208,604)
Gross profit	30,798	33,114	59,249	68,699	61,885	70,979	72,038	100,815
Operating expenses:
Sales and marketing expenses	(67,946)	(76,617)	(56,642)	(54,717)	(62,513)	(63,053)	(71,585)	(68,028)
General and administrative expenses	(50,713)	(59,000)	(53,795)	(41,837)	(37,825)	(42,667)	(31,273)	(33,744)
Research and development expenses	(38,275)	(33,040)	(26,180)	(20,410)	(19,318)	(20,336)	(18,854)	(27,092)
Total operating expenses	(156,934)	(168,657)	(136,617)	(116,964)	(119,656)	(126,056)	(121,712)	(128,864)
Loss from operations	(126,136)	(135,543)	(77,368)	(48,265)	(57,771)	(55,077)	(49,674)	(28,049)
Other income/(expenses), net	300	(648)	(2,107)	(4,555)	(1,399)	2,326	41	277
Loss before income tax	(125,836)	(136,191)	(79,475)	(52,820)	(59,170)	(52,751)	(49,633)	(27,772)
Income tax expense	(246)	(279)	(319)	(214)	(1,697)	(1,695)	1,354	1,296
Share of profit from equity method investment	970	1,358	998	1,203	535	1,095	792	1,066
Net loss	(125,112)	(135,112)	(78,796)	(51,831)	(60,332)	(53,351)	(47,487)	(25,410)
Less: Net loss attributable to non-controlling interests	(996)	(3,162)	(2,134)	(2,376)	(3,780)	(3,024)	137	(1,549)
Net loss attributable to DSC	(124,116)	(131,950)	(76,662)	(49,455)	(56,552)	(50,327)	(47,624)	(23,861)

Our revenues generally increased sequentially during the quarters presented. The increases were driven by a combination of multiple factors, including the increased volume of transaction services, the expansion of our network of auto merchants and their collaborators and the introduction of new offerings, such as our financial products referral services launched in 2022. We experienced a moderate sequential decline in revenues in the first quarter of 2023, mainly due to seasonality and the impact of COVID-19. We generally generate less revenues due to the usual lower activity during the Lunar New Year holidays, traditionally a slow season for used car transactions. The resurgence of COVID-19 in the first quarter of 2023 also impacted our business operations and financial condition.

During the quarters presented, our cost of revenues generally increased, which was largely in line with our revenue growth, except a decrease in the first quarter of 2023 due to seasonality factors as discussed above. Additionally, our gross profit also grew in line with our revenue expansion during the quarters presented, except a decrease in the first quarter of 2023 due to seasonality factors as described above. Since the second quarter of 2022, due to optimization of our workforce’s compensation structure, implementation of cost control measures, economies of scale and revenue expansion from services with high margins, we experienced steady improvements in our quarterly gross profit margins for the respective periods, except a decrease in the third quarter of 2023 both on a sequential and year-over-year basis, as well as a year-over-year decrease in the fourth quarter of 2023, both due to the strong growth of financial products referral services which have a relatively lower gross profit margin profile. These same factors have also led to a relatively low level of operating expenses as a percentage of total revenues in the third and fourth quarters of 2022 and the first and second quarters of 2022 as compared to the prior quarters.

Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities, proceeds from short-term loans, and loans provided by our related parties. As of December 31, 2023, we had RMB301.8 million (US$42.5 million) in cash and cash equivalents and restricted cash.

While we have historically recorded net losses, we have been able to meet our working capital needs in the past. Most of our historical financing activities were conducted before the Restructuring and the proceeds generated from such financing activities are held by Souche Holdings Ltd. Souche Holdings Ltd has used such proceeds to make interest-free loans to us and our operating entities for us to meet our working capital needs. For more information about the Restructuring, see “Corporate History and Structure.” For more information about the transactions between us and Souche Holdings Ltd, see “Related Party Transactions.” In 2021, 2022 and 2023, Souche Holdings Ltd has waived our debts due to Souche Holdings Ltd in a total amount of RMB780.4 million, RMB501.4 million and RMB64.1 million, respectively. In addition, we received an undertaking letter dated March 11, 2024 from certain affiliates of Souche Holdings Ltd, or the Predecessor Entities, pursuant to which the Predecessor Entities have undertaken that (i) they will not request us to repay the loans we borrowed from the Predecessor Entities totaling RMB281.2 million within the 18-month period following the date of the undertaking letter; and (ii) they will provide us with the financial support necessary to meet our funding needs arising from our operating, investing and financing activities within the 18-month period following the date of the undertaking letter.

We expect to gradually mitigate operating losses in the foreseeable future by achieving economies of scale in our digitalization solutions and transaction services. In addition to financial support from Souche Holdings Ltd, we also plan to continuously fund our operations through public and private equity financings and bank borrowings. In August 2023, we received RMB300 million (US$41.4 million) through our Series G financing. We believe we will continue to operate with sufficient capital resources in the foreseeable future through our operating cash flow and existing cash balance, support from our affiliates, various public and private financing opportunities, bank financings, as well as the proceeds from this offering.

We intend to use part of the proceeds from this offering, together with our existing cash reserves, to repay the amounts due to the Predecessor Entities which were incurred both prior to and after the Restructuring to support our business growth and meet our daily working capital requirements. These amounts are generally interest-free with no agreed-upon maturity dates. As disclosed above, the Predecessor Entities have undertaken to us in writing not to demand repayment of the loans amounting to RMB281.2 million that we have borrowed from them for at least 18 months following the date of such undertaking. We intend to repay such amounts at an appropriate time after this offering, taking into consideration our cash balance and working capital needs. For more information about our amounts due to the Predecessor Entities, see “Use of Proceeds,” “Related Party Transactions,” and Note 6 to our combined and consolidated financial statements included elsewhere in this prospectus.

From time to time, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional capital and/or finance funding. The issuance and sale of additional equity, including convertible debt securities, would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

We believe that our existing cash and cash equivalents and restricted cash as of December 31, 2023, as well as funds raised from our financing activities, would be sufficient to fund our continuing operating activities, capital expenditure and other obligations for at least the next 12 months.

As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our PRC subsidiaries and the VIEs and their subsidiaries in China. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to applicable approval registration, filings and reporting procedures with government authorities and limits on the amount of capital contributions and loans. See “Corporate History and Structure — Regulatory Requirements on Foreign Exchange and the Ability to Transfer Cash Between Entities, Across Borders and to U.S. Investors.” The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and regulatory restriction of currency conversion may restrict or delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business,” and “— If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders,” and “Regulation — Regulations relating to Foreign Exchange Control — Regulations on Dividend Distribution.”

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(RMB in thousands)
Summary Combined and Consolidated Statement of Cash Flows Data:
Net cash used in operating activities	(428,120)	(440,379)	(163,412)	(23,016)
Net cash used in investing activities	(15,021)	(16,345)	(129,834)	(18,287)
Net cash provided by financing activities	472,864	508,793	428,092	60,296
Net change in cash and cash equivalents and restricted cash	29,808	52,090	133,655	18,825
Cash and cash equivalents and restricted cash at the beginning of the year	86,254	116,062	168,152	23,684
Cash and cash equivalents and restricted cash at the end of the year	116,062	168,152	301,807	42,509

Operating Activities

Our net cash used in operating activities was RMB163.4 million (US$23.0 million) for the year ended December 31, 2023. This amount was primarily attributable to net loss of RMB186.6 million (US$26.3 million) in the year adjusted for certain non-cash items, primarily consisting of (i) depreciation and amortization of RMB34.5 million (US$4.9 million); (ii) provision of allowance for credit losses of RMB7.1 million (US$1.0 million); (iii) dividend from equity method investment of RMB4.1 million (US$0.6 million); and (iv) changes in certain operating assets and liabilities that affected operating cash flows, primarily consisting of (a) an increase in accounts receivables of RMB43.9 million (US$6.2 million) driven by our overall business growth, (b) an increase in contract assets of RMB25.0 million (US$3.5 million) due to new projects with OEM customers, and (c) an increase in other non-current assets of RMB6.0 million (US$0.8 million) resulting from increased deposits paid to third parties to support our business growth, partially offset by a decrease in amounts due from related parties of RMB32.4 million (US$4.5 million) due to the settlement of certain amounts relating to the delivery services, financial products referral services, used car inspection and certification services and other management and administrative support provided to Souche Holdings Ltd, a decrease in prepaid expenses and other current assets of RMB13.6 million (US$1.9 million) due to the decreased deposit payments associated with certain businesses that we have strategically discontinued, an increase in accounts payable of RMB7.5 million (US$1.1 million) resulting from an increase in payables to third-party service providers to support our overall business growth, an increase in accrued expenses and other current liabilities of RMB6.6 million (US$0.9 million) resulting from our overall business growth.

Our net cash used in operating activities was RMB440.4 million for the year ended December 31, 2022. This amount was primarily attributable to net loss of RMB390.9 million in the year adjusted for certain non-cash items, primarily consisting of (i) depreciation and amortization of RMB36.3 million; (ii) provision of allowance for credit losses of RMB11.3 million; (iii) share of profit from equity method investment of RMB4.5 million; and (iv) changes in certain operating assets and liabilities that affected operating cash flows, primarily consisting of (a) an increase in accounts receivables of RMB64.5 million resulting from COVID-19 pandemic that led to an increase in settlement cycle for certain of our OEM customers, (b) an increase in amounts due from related parties of RMB35.7 million resulting from delivery services, financial products referral services, used car inspection and certification services and other management and administrative support provided to Souche Holdings Ltd, (c) an increase in contract assets of RMB19.9 million resulting from the growth of our delivery services, and (d) an increase in prepaid expense and other current assets of RMB24.7 million resulting from increased payment to third parties to support our business growth, partially offset by an increase in contract liabilities and customer advances of RMB19.6 million resulting from prepayment and advances from our customers for digitalization solutions and used car inspection and certification services, an increase in accounts payable of RMB11.1 million resulting from an increase in payables to third-party service providers to support our business growth and an increase in accrued expenses and other current liabilities of RMB19.0 million resulting from our overall business growth.

Our net cash used in operating activities was RMB428.1 million for the year ended December 31, 2021. This amount was primarily attributable to net loss of RMB445.3 million in the year adjusted for certain non-cash items, primarily consisting of (i) depreciation and amortization of RMB38.9 million; (ii) provision of allowance for credit losses of RMB8.7 million; (iii) deferred income tax benefit of RMB10.7 million; and (iv) changes in certain operating assets and liabilities that affected operating cash flows, primarily consisting of (a) an increase in accounts receivables of RMB33.9 million resulting from the growth of our business, especially the customer engagement solution provided to OEMs, and (b) an increase in amounts due from related parties of RMB38.5 million resulting from delivery services, used car inspection and certification services and other management and administrative support provided to Souche Holdings Ltd, partially offset by an increase in accrued expenses and other current liabilities of RMB48.5 million resulting from our overall business growth.

Investing Activities

Our cash used in investing activities is primarily related to purchase of fixed assets, purchases of short-term investment, acquisition of long-term investment and disposal of subsidiaries. Our short-term investments mainly include investments in short-term wealth management products offered by financial institutions in the PRC.

Our net cash used in investing activities was RMB129.8 million (US$18.3 million) for the year ended December 31, 2023, which was primarily attributable to purchases of short-term investments of RMB230.0 million (US$32.4 million), partially offset by proceeds from maturity of short-term investments of RMB100.0 million (US$14.1 million).

Our net cash used in investing activities was RMB16.3 million for the year ended December 31, 2022, which was primarily attributable to purchases of fixed assets of RMB15.7 million and acquisition of long-term investment of RMB0.6 million.

Our net cash used in investing activities was RMB15.0 million for the year ended December 31, 2021, which was primarily attributable to acquisition of long-term investment of RMB11.4 million and purchases of fixed assets of RMB3.6 million.

Financing Activities

Our financing activities primarily consisted of contributions from shareholders and proceeds from short-term loans.

Net cash flow provided by financing activities was RMB428.1 million (US$60.3 million) for the year ended December 31, 2023, which was primarily due to proceeds from issuance of preferred shares of RMB300.0 million (US$42.3 million), proceeds from short-term loans provided by third parties of RMB179.0 million (US$25.2 million) and proceeds from loans provided by Souche Holdings Ltd of RMB137.7 million (US$19.4 million), partially offset by repayment of short-term loans provided by third parties of RMB150.0 million (US$21.1 million) and repayments of short-term loans provided by related parties of RMB30.0 million (US$4.2 million) and a decrease of RMB9.0 million (US$1.3 million) from payment of deferred IPO costs.

Net cash flow provided by financing activities was RMB508.8 million for the year ended December 31, 2022, which was primarily due to proceeds from loans provided by Souche Holdings Ltd of RMB355.4 million, proceeds from short-term loans provided by third parties of RMB70.0 million, contribution from Souche Holdings Ltd of RMB38.6 million, proceeds from short-term loans provided by related parties of RMB30.0 million and contribution from noncontrolling interests of RMB14.8 million.

Net cash flow provided by financing activities was RMB472.9 million for the year ended December 31, 2021, which was due to proceeds from loans provided by Souche Holdings Ltd of RMB409.6 million and contribution from Souche Holdings Ltd of RMB63.3 million.

Capital Expenditures

Our capital expenditures were incurred primarily in connection with purchases of fixed assets. Our capital expenditures were RMB3.6 million, RMB15.7 million and RMB3.3 million (US$0.5 million) in 2021, 2022 and 2023, respectively. We will continue to make capital expenditures to meet the expected growth of our operations and expect cash generated from our operating activities and financing activities will continue to meet our capital expenditure needs in the foreseeable future.

Material Cash Requirements

Other than the ordinary cash requirements for our operations and capital expenditures, our material cash requirements as of December 31, 2023 primarily include our contractual obligations.

The following table sets forth our contractual obligations as of December 31, 2023:

	Operating leases
	RMB	US$
Year ending December 31,
2024	13,550	1,908
2025	1,828	257
2026	947	133
2027	787	111
2028	787	111
Thereafter	2,360	332
Total future lease payments	20,259	2,852
Less: Imputed interest	3,511	493
Total lease liability balance	16,748	2,359

Our primary operating lease obligations are composed of office and warehouse rent expenses.

Except for those disclosed above, we did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2023.

Off-Balance Sheet Commitments and Arrangements

Other than operating lease obligations set forth in the table under the caption “Contractual Obligations” above, we have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our combined and consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an uncombined or unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any uncombined or unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. Pursuant to the law applicable to China’s foreign investment enterprise, our subsidiaries that are foreign investment enterprises in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and

(iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriation to the other two reserve funds are at our subsidiaries’ discretion.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fundraising activities to our PRC subsidiaries only through loans or capital contributions, and to our combined or consolidated affiliated entities only through loans, in each case subject to the satisfaction of the applicable government registration, reporting, filing and approval requirements. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and regulatory restriction of currency conversion may restrict or delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and the VIEs when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our combined or consolidated affiliated entities either through entrustment loans from our PRC subsidiaries to the VIEs or direct loans to such combined or consolidated affiliated entity’s nominee shareholders, which would be contributed to the combined or consolidated variable entity as capital injections. Such direct loans to the nominee shareholders would be eliminated in our combined and consolidated financial statements against the combined or consolidated affiliated entity’s share capital.

Internal Control Over Financial Reporting

Prior to this offering, we were a private company with limited accounting and financial reporting personnel and other resources to address our internal controls and procedures. In connection with the audits of our financial statements included in this prospectus, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to the lack of sufficient accounting and financial reporting personnel with requisite knowledge, skills and experience in application of U.S. GAAP and SEC reporting requirements.

We are in the process of implementing a number of measures to address the material weakness identified, including: (i) hiring additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience, (ii) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, and (iii) enhancing our existing accounting policy manual for period-end closing processes to ensure the accuracy and completeness of our financial statements and related disclosures.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. See “Risk Factors — Risks Relating to Our Business and Industry — If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

As of December 31, 2023, we had a total of 65 employees in our finance department as well as an internal control team, consisting of four members including a senior director who has prior audit work experience of U.S.-listed companies, that is responsible for overseeing the establishment of the internal control system of our company, the formulation and implementation of internal control process, and the identification and resolution of key issues and risk management relating to internal control. We have hired a financial manager for our finance department with over ten years of prior work experience in finance departments of different enterprises, including work experience a U.S.-listed company. In addition, we have hired three employees dedicated to the preparation of financial statements and SEC reporting, all of whom have prior work experience in audit firms. We plan to recruit additional employees with strong knowledge and experience in U.S. GAAP accounting and SEC reporting and can assist us in the preparation of financial statements and SEC reporting. We will also continue to provide our accounting and financial reporting staff with extensive training resources, including organizing regular internal training sessions related to U.S. GAAP and SEC reporting matters.

In addition to increasing the depth and experience within our accounting and finance team, we plan to adopt additional measures that will improve our internal control over financial reporting, including designing and implementing improved processes and internal controls. For instance, we have implemented key financial statement and reporting controls which address the preparation and review of our financial statements and footnote disclosures. We are planning to conduct an assessment of our internal control gaps by specialized consultants, as well as the adoption of processes and control enhancements arising from this assessment which we expect will be completed by the end of the second quarter of 2025.

Additionally, we have implemented various entity level controls and will continue enhancing them including but not limited to enhancing employee conduct policies and whistleblower reporting policies and identifying qualified personnel who will serve as independent directors on our audit committee, which will be completed by the time of this listing. Furthermore, we also expect to adopt measures to improve internal control over financial reporting, including, among others, creating a U.S. GAAP accounting and reporting policies and procedures manual, which will be maintained, reviewed and updated on a regular basis, to latest U.S. GAAP accounting standards.

Despite the above-mentioned measures, we cannot assure you that our efforts will be effective or prevent any future material weakness or significant deficiency in our internal control over financial reporting. Moreover, while we currently do not expect that the costs to remediate these material weaknesses will adversely affect our business, we may incur additional expenses in future that may adversely affect our business.

As a company with less than US$1.235 billion in revenue for fiscal year of 2023, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Foreign Exchange Risk

All of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in U.S. dollars as a result of net proceeds from this offering. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk. Although, in general, our exposure to foreign exchange risks should be limited, the value of your investment in the ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while the ADSs representing our ordinary shares will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The RMB does not fluctuate with the U.S. dollar. Although the People’s Bank of China regularly monitors the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of RMB against the U.S. dollar would reduce the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the RMB would reduce the U.S. dollar amounts available to us.

We estimate that we will receive net proceeds of approximately US$             million from this offering, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$             per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, assuming the underwriters do not exercise their option to purchase additional ADSs.

As of December 31, 2023, we had RMB-denominated cash and cash equivalents of RMB295.1 million (US$41.6 million). A 10% depreciation of RMB against the U.S. dollar based on the foreign exchange rate on December 31, 2023 would result in a decrease of US$3.8 million in cash and cash equivalents. A 10% appreciation of RMB against the U.S. dollar based on the foreign exchange rate on December 31, 2023 would result in an increase of US$4.6 million in cash and cash equivalents.

Inflation Risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2021, 2022 and 2023 were increases of 1.5%, 1.8% and -0.3%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

INDUSTRY

Unless otherwise noted, all the information and data presented in this section, and certain information, including statistics and estimates, set forth elsewhere in this prospectus has been derived from an industry report commissioned by us and independently prepared by CIC in connection with this offering. We believe that the sources of such information are appropriate, and we have taken reasonable care in extracting and reproducing such information. We have no reason to believe that such information is false or misleading in any material respect or that any fact has been omitted that would render such information false or misleading in any material respect. However, neither we nor any other party involved in this offering has independently verified such information, and neither we nor any other party involved in this offering makes any representation as to the accuracy or completeness of such information. Therefore, investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus.

Automotive Industry in China

Overview of China’s Automotive Industry

China became the world’s largest automotive market with a total car parc of 289.4 million in 2023, surpassing the U.S. which had a total car parc of 252.7 million in the same year, according to CIC.

Despite its massive scale, China’s car parc is expected to continue to grow significantly due to the low level of car ownership relative to its population. Car ownership per 1,000 persons was 205 in China in 2023, compared to 768 in the U.S. in the same year, according to CIC. This number is expected to reach 254 in 2028, representing a CAGR of 4.3% as compared to 2023, according to CIC. CIC expects China’s total car parc to reach 352.6 million by 2028, representing a CAGR of 4.0% from 2023 to 2028.

China’s growing car parc is expected to drive growth in both new car and used car markets. China’s new car sales volume reached 26.4 million in 2023 and is expected to further increase to 30.0 million in 2028, representing a CAGR of 2.5% from 2023 to 2028. China’s used car sales volume reached 14.4 million in 2023 and is expected to increase to 27.3 million in 2028, representing an even higher CAGR of 13.7% for the same period, according to CIC.

Used car sales volume has increased from 11.1 million in 2019 to 14.4 million in 2023, respectively, representing a CAGR of 6.9% from 2019 to 2023, exceeding the CAGR of 4.5% of new car sales volume for the same period, according to CIC. The annual ratios of used car versus new car sales volume increased from 49.9% in 2019 to 54.5% in 2023, respectively. In comparison, the same ratios in the U.S. for the same periods were 240.6% and 267.0%, respectively, according to CIC.

Auto Commerce — Key Participants and Key Services

China’s impressive car sales volumes are achieved by its auto merchants, namely, the enterprises and individuals who engage in the buying and/or selling of cars, whether new or used.

“Auto merchants” in the used car sector consist primarily of (i) used car dealers, i.e., individuals or entities whose business is buying used cars from various sources, such as from car owners and other dealers, and selling used cars to consumers for a profit, and (ii) authorized dealers who receive a large number of used cars for trade-in for new cars they sell. In the new car sector, “auto merchants” include OEMs, authorized dealers, and new car brokers. For details, see “— China’s Used Car Market — Key Participants and Key Services of China’s Used Car Market — Key Participants” and “— China’s New Car Market — Key Participants and Key Services of China’s New Car Market — Key Participants.”

Auto merchants in China cannot successfully conduct their businesses without key services provided by various other industry participants — referred to as auto merchants’ “collaborators”— due to the inherent complexity of automotive transactions. These key services can be divided into two categories: (i) digitalization solutions; and (ii) transactions services.

•        Digitalization solutions.    Digitalization is not a step in the auto transaction process; rather, it serves as the fundamental infrastructure underpinning every aspect of an auto merchant’s operations and is often a determining factor to their efficiency and success.

The level of digitalization among auto merchants in China vary, based on their scales and business models. For example, while OEMs have reached the highest level of digitalization for their operations, used car dealers in China have made limited progress in adopting digital solutions.

•        Transaction services.    For used cars, key transaction services include transaction facilitation, used car inspection and certification, delivery, financial products referral, used car recondition, and marketing services. For new cars, key transaction services include marketing, delivery, new car ancillary services and financial products referral services. The market size of the car transaction services market in China reached RMB691.9 billion in 2023, including RMB159.1 billion from the used car sector and RMB532.8 billion from the new car sector, according to CIC. On a per unit basis, the actual transaction services spending per year was approximately RMB11,038.1 per used car transaction and approximately RMB20,150.1 per new car transaction in 2023, according to the same source.

For details, see “— China’s Used Car Market — Key Participants and Key Services of China’s Used Car Market — Key Services” and “— China’s New Car Market — Key Participants and Key Services of China’s New Car Market — Key Services.”

The following chart illustrates the auto commerce value chain:

China’s Used Car Market

Overview of China’s Used Car Market

China’s used car market has witnessed significant growth in both transaction volume and value, primarily driven by its growing car parc, which surpassed the U.S. and became the world’s largest in 2023, according to CIC.

China’s used car market is expected to witness tremendous growth in the next several years at a faster rate than in the past years, driven by its massive and growing car parc entering the right maturity for used car sale.

The chart below illustrates the total volume and value of used car sales in China for the periods indicated. As indicated in the chart, the total volume and value of used car sales in China have continued to grow since 2019, despite fluctuations in 2022 due to the impacts of the COVID-19 pandemic.

Comparisons to more mature markets such as the U.S. in key metrics for used car penetration also suggest great growth potential for China’s used car market.

Number of used car sales per 1,000 persons.

The number of used car sales per 1,000 persons was only 10 in China in 2023, significantly less than 1/12 of the corresponding 127 in the U.S. in the same year, according to CIC. The chart below illustrates the number of used car sales per 1,000 persons in China and the U.S., respectively, for the periods indicated:

Used car sales as a percentage of total car sales.

Used car sales as a percentage of total car sales by volume was 35% in China in 2023, as compared to 73% in the U.S. in the same year, according to CIC. The chart below illustrates used car sales as a percentage of total car sales by volume in China and the U.S., respectively, for the periods indicated.

Used car sales penetration rate.

Used car sales penetration rate was 5.0% in China in 2023, compared to 16.5% in the U.S. in the same year, according to CIC. In other words, approximately 90% of car parc in China were still with their first owners and have never entered used car commerce. Used car sales penetration rate is calculated by dividing used car sales volume by total car parc.

The chart below illustrates used car sales penetration rate in China and the U.S., respectively, for the periods indicated.

Key Drivers of China’s Used Car Market

The following factors are expected to drive the growth of China’s used car market:

Strong Car Parc Profile — Largest in the World, Growing, and Mature

Having achieved the world’s largest car parc in 2023, China has a massive and fast-growing pool of used cars for sale. China’s car parc reached 289.4 million in 2023 and is expected to continue to grow at a CAGR of 4.0% to 352.6 million in 2028, according to CIC, providing the most fundamental and high-certainty driver for used car growth.

To put this into context, car parc in the U.S. was 252.7 million in 2023 and is expected to grow at a modest CAGR of 0.5% from 2023 to 2028, according to CIC. The chart below illustrates car parcs in China and the U.S. for the periods indicated:

The average age of China’s car parc grew from 5.3 years in 2019 to 6.5 years in 2023, entering an age range most conducive for used car sale, and is expected to grow to 8.1 years in 2028, according to CIC. According to the same source, the average age of used car sold in 2023 is 6.8 years. Used cars are transacted most frequently at the age of six or above, and around 62% of the used cars sold in the U.S. aged between six and 10 years in 2023, according to CIC.

Favorable Government Policies — Eliminating Barriers and Lowering Taxes

Numerous favorable policy changes have provided additional tailwind for China’s used car market. These policy changes include:

•        Removal of Barriers to Cross-region Used Car Sales

Many provinces in China used to have in place policies that restricted inbound used cars. Given that China is a large and naturally tiered market for used car sales, such restrictions have significantly hindered the development of China’s used car market. In 2022, the NDRC and several other agencies of China’s central government jointly issued multiple policies to, among other things, remove such cross-region restrictions to boost used car transactions. In July 2023, the NDRC announced a series of measures aimed at stimulating auto consumption, with guidelines designed to “encourage trade-ins of obsolete cars,” “facilitate the trading and registration of used vehicles,” and “increase financial support for auto consumption.” These guidelines are expected to further bolster the cross-regional used car transactions.

•        Reform of Used Car Related Tax Rules and Registration Rules

VAT tax rate for used car sales was reduced from 2% to 0.5%, effective in May 2020. Starting in January 2023, the process of obtaining a used car sales tax receipt, known as “fapiao,” has also recently been simplified. Several other policy changes were also introduced in 2022 and 2023 to reduce administrative burdens and enhance operational efficiency for dealers, including permitting the use of temporary license plates for used cars. This also includes allowing used cars to be categorized as inventory as opposed to corporate asset under applicable tax rules, which provides improved tax treatment and streamlines accounting processes for used car dealers.

Growing Consumers Acceptance of Used Cars

•        Increased Supply of Quality Used Cars in the Market

China has emerged as the largest automobile market in the world, according to CIC. As new car sales increase, the used car market also expands as these vehicles eventually enter the used car market. The overall quality of used cars in China has improved significantly, as automakers have made notable advancements in terms of durability, reliability, and overall build quality. The growth of vehicle leasing and trade-in programs in China has also boosted the supply of used cars. As more new car buyers trade in their old vehicles, the supply of used cars in good condition increases.

•        Growing Consumer Acceptance

Chinese consumers are increasingly embracing the idea of buying used cars. Traditionally, car ownership in China has been associated with social status and prestige. However, as consumer attitudes evolve, there has been a shift towards viewing cars more as a utility rather than a status symbol. Chinese consumers are increasingly focusing on meeting their transportation needs rather than solely seeking social validation. The growing consumer acceptance of purchasing used cars is further fueled by the more standardized and streamlined transaction process and increased transparency and transaction security attributed to the growing adoption of reliable used car inspection and certification services.

•        Proliferation of Comprehensive Car-related Support and Services

The proliferation of comprehensive car-related support and services, along with strong quality assurance measures, not only builds trust and confidence in the used car market but also makes the process more convenient and reliable for both buyers and sellers. For example, quality assurance measures, such as thorough used car inspections and certifications and warranties, instill confidence in buyers. This trust is essential in the used car market where uncertainty about a vehicle’s condition is a significant concern. Additionally, providing financing options tailored for used cars, as well as facilitating insurance solutions, makes it easier for buyers to complete transactions.

Key Participants and Key Services of China’s Used Car Market

The diagram below illustrates the key participants and commerce flow of China’s used car market as of December 31, 2023.

Key Participants in Used Car Market

Used Car Dealers

Used car dealers play a central role in China’s used car market. Approximately 80% of the used car sales as measured by sales volume in 2023 were conducted through used car dealers, according to CIC.

Despite the large number of them and the key role they play in the used car market, used car dealers in China are small in scale individually and geographically dispersed.

•        There were over 200,000 active used car dealers in China as of December 31, 2023, and 80% of them are SMEs with less than three employees, according to CIC.

•        Used car sales is an inherently complex business that demands a high degree of informational and operational coordination among various collaborators, both online and offline — for instance, while some used car dealers have begun to use online channels to showcase their inventory, the successful completion of a sale requires conducting thorough used car inspections which must be conducted offline. However, nearly all of the used car dealers in China simply do not have the scale and resources to effectively coordinate with the online and offline elements of their operational and sales processes.

•        Additionally, many used car dealers operate without the benefit of modern information technology. Key aspects of their operating processes, from inventory sourcing to inventory management, to leads generation and customer management, and from internal administration to financial analysis, are nearly all offline.

Authorized Dealers

Authorized dealers, also known as 4S (sales, service, spare parts, and surveys) dealerships in China, are franchised dealers that sell new cars for OEMs. Authorized dealers serve as a channel for used car sales as used cars are traded in by their owners to authorized dealers who will then resell to used car dealers. Authorized dealers accounted for over 35% of used car sources in China, according to CIC.

Key Services

Key services in China’s used car market include the following:

Digitalization Solutions

Used car dealers are increasingly using digital tools to streamline their business processes and lower operational costs driven by the growing prevalence of these technologies and heightened competition for operational efficiency. Used car dealers are adopting integrated operating systems with advanced digital solutions to help them navigate various operational tasks, from inventory sourcing, inventory management, marketing, sales to business analysis and internal administration. The market size of digitalization solutions in China’s used car market reached RMB33.8 million in 2023 and is expected to grow at CAGR of 49.3% to RMB251.1 million in 2028, according to CIC.

Transaction Services

•        Transaction Facilitation Services

Transaction facilitation consists of the facilitation of C2C, C2B, B2B and B2C transactions. One of the major challenges faced by used car dealers is their inability to effectively source used car inventory that meet their sales needs, because used cars ultimately come from individual owners and therefore their sources are random and dispersed in nature. B2B transaction facilitation services play a key role in enabling used car dealers to efficiently and effectively source and sell their inventory and interact with customers. These services include online marketplace and listing platforms where used car dealers can source used cars from a nationally pooled inventory and showcase their vehicle listings to a broader audience, as well as social media integration and digital advertising services that help dealers reach and attract potential customers.

The market size of the transaction facilitation services in China’s used car market reached RMB24.1 billion in 2023 and is expected to grow at CAGR of 19.6% to RMB58.8 billion in 2028, of which the corresponding B2B transaction facilitation services reached RMB7.1 billion in 2023 and is expected to grow at CAGR of 22.3% to RMB19.4 billion in 2028, according to CIC.

•        Used Car Inspection and Certification Services

As used cars are not standardized merchandises, used car transactions often lack transparency. As a result, reliable used car inspection and certification services play a crucial role in accurately evaluating the vehicle and ensuring it is free from hidden defects. Used car inspection and certification services involve the inspectors performing visual and mechanical inspections and providing an independent review of the vehicles’ conditions. Used car inspections and certification services are key to successfully completing used car transactions, as the overall condition of the vehicle — including its model, age, mileage, and accident history — significantly influences the buyers’ purchasing decisions and the car’s price valuation.

The market size of the used car inspection and certification services in China’s used car market reached RMB1.8 billion in 2023 and is expected to grow at CAGR of 19.0% to RMB4.3 billion in 2028, according to CIC.

•        Delivery Services

Some auto merchants in China’s used car market utilize third-party service providers to provide title transfer registration and vehicle transportation services to car buyers. Title transfer registration services streamline the intricate steps involved in transferring the ownership of a used car from sellers to buyers. This process traditionally takes place offline and can be particularly complicated and time-consuming, especially in cross-regional transactions where both parties may have to travel long distances to complete the required paperwork. In addition, in a large, multi-tiered market like China, a substantial amount of used car transactions are cross-region transactions, necessitating cross-region transportation service that matches dealers’ shipping needs with qualified third-party freight capacities.

The market size of the delivery services in China’s used car market reached RMB11.4 billion in 2023 and is expected to grow at CAGR of 14.9% to RMB22.8 billion in 2028, according to CIC.

•        Financial Products Referral Services

Used car financing is a rapidly growing market, giving rise to services that directly connect auto merchants and their customers to the end-buyers.

The market size of the financial products referral services in China’s used car market encompasses revenue streams earned by all market participants in order to capture the full scope of economic activity within the same market, reached RMB51.2 billion in 2023 and is expected to grow at CAGR of 17.1% to RMB112.9 billion in 2028, according to CIC.

•        Used Car Recondition Services

Used car recondition services refer to a range of processes and procedures that are performed on a pre-owned or used vehicle to improve its condition and appearance. These services are typically offered by automotive dealerships or specialized reconditioning companies. The market size of used car recondition services in China’s used car market reached RMB24.8 billion in 2023 and is expected to grow at a CAGR of 21.2% to RMB64.9 billion in 2028, according to CIC.

•        Marketing Services

The popularity of digital marketing tools for used car dealers has experienced a rapid surge as an increasing number of used car dealers and consumers begin to leverage the Internet to research and buy used cars. By utilizing online channels, marketing services help used car dealers expand their reach to a broader audience, provide in-depth information regarding their inventory, and establish credibility among potential customers.

The market size of marketing services in China’s used car market reached RMB45.9 billion in 2023 and is expected to grow at a CAGR of 19.8% to RMB112.9 billion in 2028, according to CIC.

China’s used car service market has grown significantly in recent years. The market size of China’s used car service market grew rapidly from RMB100.4 billion in 2019 to RMB159.2 billion in 2023, at a CAGR of 12.2%, and is expected to grow at a CAGR of 18.8% from 2023 to 2028, which is significantly higher than the growth rate of the used car sales market during the same period, according to CIC.

The chart below sets forth the size of China’s used car service market in terms of revenue for the periods indicated:

____________

Note: (1)      The size of the used car financial products referral services market is measured on a gross basis, including costs and commission fees paid to intermediaries.

Source: China Insights Consultancy

Challenges and Opportunities in China’s Used Car Market

Used car dealers in China have been faced with a range of major challenges, including:

•        Natural mismatch between supply and demand.    Used car supply comes from individual consumers, and therefore is random and dispersed in nature. It has been a great challenge from many used car dealers to source inventory that match their sales opportunities. The lack of standardization and coordination among used car dealers makes it even more difficult for them to access a consistent and reliable supply of used cars. Used car dealers often have to rely on less efficient methods, such as word-of-mouth referrals from acquaintances to acquire used car sources.

•        Inefficient operations.    Many used car dealers operate without the benefit of modern information technology. Key aspects of their operations, from inventory sourcing to inventory management, to leads generation and customer management, to internal administration and financial analysis, are nearly all offline with key operational information scattered, unconnected and unanalyzable. The disconnection between used car dealers’ lack of ability to digitalize individually and their need for means to improve efficiency has hindered the development of the used car industry in China.

•        Challenging collaborations.    Used car sales is inherently a complex business, the success of which requires high levels of informational and operational coordination involving a diverse range of collaborators (i.e., providers of key services), both online and offline. Yet very few used car dealers in China have the scale or resources to effectively coordinate these collaborators. Large-scale collaborators, such as financial institutions, often lack the expertise and local presence to reach the small and geographically dispersed dealers effectively. On the other hand, numerous smaller collaborators, such as individual inspectors or transporters, are themselves small in scale, geographically dispersed, and offer little assurance of quality or reliability, adding implicit costs to used car dealers.

In light of these challenges, used car dealers face the pressing need for advanced digital solutions and services that help reduce inefficiencies and enhance operations and profitability. Recognizing this need, companies like DSC have emerged to offer digital solutions specifically designed to digitalize and streamline used car dealers’ operations, facilitate their inventory sourcing and management efforts and effectively enable them to engage with a diverse array of collaborators.

China’s New Car Market

Overview of China’s New Car Market

China has been the world’s largest new car market since 2009 in terms of transaction volume, driven by its sustained economic growth and accelerated urbanization, according to CIC.

The chart below illustrates the total volume and value of new car sales in China for the periods indicated. The fluctuations between 2019 and 2020 were due to several factors, including the implementation of new emission standards, cancellation of subsidies for EV, and COVID-19 epidemic.

The total sales volume of EVs in China has increased drastically from 1.1 million units in 2019 to 8.9 million units in 2023 at a CAGR of 68.7% and is expected to further grow and reach 22.8 million units in 2028, according to CIC. Moreover, the sales volume of EVs as a percentage of total sales volume of new cars in China also increased from 5.0% in 2019 to 33.7% in 2023, according to CIC. The chart below shows the total sales volume of EVs both in absolute amount and as a percentage of total new car sales volume in China for the periods indicated.

The rise of Chinese EV brands is spearheading a transformative shift away from the traditional new car sales model, which has long been centered around authorized dealers, towards a more direct-to-consumer (DTC) sales approach. With EVs, OEMs can have ongoing direct interactions with consumers as the vehicles themselves generate valuable data on the vehicle performance, while consumers actively download OEMs’ mobile applications to fully optimize their EVs’ functionalities. Under the DTC sales model, the role of OEMs is transitioning from being solely “auto manufacturers and wholesalers” to encompassing “auto manufacturers and retailers,” as consumers now have the option to purchase new cars directly from the OEMs.

With the DTC sales model, OEMs directly interact and transact with consumers, and are encouraged to explore new areas of operation, including leads conversion, order-driven manufacturing, car delivery, and after-sales services, all with a focus on engaging directly with customers. This streamlined approach not only allows OEMs to reduce sales costs but also enables them to set higher price points while fostering direct customer relationships. New car brokers, who facilitate sales between OEMs and consumers, will play a more important role under the DTC sales model, especially in lower-tier cities where the reach of OEMs and authorized dealers is often limited.

With the rise of the DTC sales model, digital platforms and social media as marketing channels for new car sales are gaining traction rapidly. These digital marketing solutions also enable OEMs to gather and analyze leads generated from social media, effectively targeting potential customers with improved conversion rates.

As direct online car sales become increasingly prevalent in China, OEMs are seeking third-party providers of services, such as delivery, transportation, and warehousing services, to help them deliver the vehicles directly to individual end-consumers.

Key Participants and Key Services of China’s New Car Market

The diagram below illustrates the key participants and commerce flow of new car market in China as of December 31, 2023.

Key Participants

Key participants in China’s new car market include OEMs, authorized dealers, and new car brokers.

OEMs

OEMs are the manufacturers of new cars and the first link on the value chain of new car sales.

As of December 31, 2023, the Chinese automotive market comprised a total of 151 OEMs, with 42.4% of them producing 10,000 units or more annually, according to CIC. This growing market has witnessed a surge in new entrants including EV brands in recent years, intensifying the competition among major Chinese OEMs.

In 2023, 88.6% of the OEMs operating in China are domestic brands, while 11.4% are international brands, according to CIC. The percentage of domestic brands has witnessed an increase from 68.8% in 2017, signaling a rise in the prominence of homegrown manufacturers. Furthermore, the number of EV brands has also seen significant growth, rising from 80 in 2018 to 156 in 2023. This includes 72 pure EV brands and 84 conventional ICE brands that have newly established EV production lines, according to CIC.

Authorized Dealers

Authorized dealers are dealers that enter into franchise agreements with OEMs to facilitate the sale of new cars to consumers within specific markets.

Authorized dealers purchase cars from OEMs for sales to consumers, either directly or through contracted new car brokers located in lower-tier cities. A majority of authorized dealers operate in tier-1 and tier-2 cities at varying scales, ranging from single stores in specific cities to large chain stores spanning multiple provinces.

Historically, authorized dealers played a central role in the new car market in China, accounting for a significant percentage of the country’s total new car sales. These dealerships are also instrumental to managing customer interactions and the overall brand experience for OEMs through providing aftermarket services and other customer support. However, the importance of authorized dealers has faced challenges with the ascent of the DTC sales model, as digital commerce allows OEMs to directly engage with end-consumers. Authorized dealers’ share in China’s total new car sales volume has declined from approximately 60.5% in 2019 to 55.0% in 2021 and 48.2% in 2023, according to CIC.

New Car Brokers

New car brokers are individuals and businesses engaging in new car sales to consumers, especially in lower tier cities. New car brokers typically do not have a formal relationship with OEMs and generally do not take inventory of new cars.

New car brokers have a distinctive role within the Chinese automotive market, one that lacks a directly comparable counterpart in the U.S. or European markets. In lower-tier cities across China where the sales channels of OEMs and authorized dealers may not reach, new car brokers play a critical role in facilitating new car sales. Their deep understanding of local market conditions, including consumer preferences, purchasing habits and brand choices, positions them as key intermediaries in connecting car buyers and sellers.

New car brokers are generally SMEs, often consisting of the owner and a few employees, and rely on word-of-mouth referrals from acquaintances in their respective local markets to drive sales. However, in the age of digital marketing, many new car brokers have moved their sales leads generation efforts online and broadened their sales coverage.

As OEMs transition to the DTC sales model, new car brokers have emerged as a crucial link within the automotive ecosystem as they facilitate OEMs’ direct interactions with consumers, particularly in lower-tier cities. As of December 31, 2023, there were over 100,000 new car brokers in China, and their contributions to the total new car sales volume in China has significantly increased from approximately 38.2% in 2019 and 42.0% in 2021 and 44.2% in 2023, according to CIC.

The chart below shows the contributions of authorized dealers and new car brokers to China’s total new car sales volumes for the periods indicated.

Key Services

Key services in China’s new car market include digitalization solutions and transaction services.

Digitalization Solutions

Digitalization plays a crucial role in enabling new car auto merchants to enhance operational efficiency, drive sales, and maintain competitiveness in the market.

New car auto merchants in China have achieved varied levels of digitalization, depending on their scales and business models. OEMs have the highest level of digitalization for their operations, given the complexity of their business models. OEMs are expected to continue to invest in upgrading their digital capabilities to adapt to evolving business needs and customer preferences. Authorized dealers, especially the larger ones, have also made significant progress in digitalization, benefiting from their close collaboration with OEMs and relatively strong financial strengths. In contrast, new car brokers have achieved a very limited level of digitalization, in part due to their individual scale and the lightweight nature of their business model.

The market size of digitalization solutions in China’s new car market reached RMB73.0 billion in 2023 and is expected to grow at a CAGR of 6.9% to RMB101.8 billion in 2028, according to CIC.

Transaction Services

•        Marketing Services

Leveraging social media platforms and other digital marketing channels, marketing services allow auto merchants to target a large nationwide audience with captivating and innovative marketing tools, effectively acquiring, analyzing, and following up with leads. These services range from cultivating Internet influencers, creating short videos and TV shows to making video livestreaming advertisements.

While some of these services can be provided by the in-house sales centers of OEMs, there is a growing inclination towards utilizing third-party service providers. With the DTC sales model gaining momentum, OEMs now directly engage in customer-facing interactions. As a strategic move, OEMs are embracing third-party service providers to enhance their marketing capabilities, allowing them to focus on their core priorities while reducing overall marketing expenditure.

The market size of marketing services in China’s new car market reached RMB317.3 billion in 2023 and is expected to grow at a CAGR of 11.1% to RMB536.2 billion in 2028, according to CIC.

•        Delivery Services

Delivery services involve services provided throughout the entire car transportation process, including the shipment, storage, and delivery of vehicles from OEMs to the end-consumers. These delivery services are typically provided by dedicated logistics companies, catering to the diverse needs of auto merchants at different stages of new car commerce. The market size of delivery services in China’s new car market reached RMB35.2 billion in 2023 and is expected to grow at a CAGR of 14.3% to RMB68.6 billion in 2028, according to CIC.

•        New Car Ancillary Services

New car ancillary services refer to a set of procedures and treatments performed on a brand-new vehicle to enhance its appearance and protect it from potential wear and damage, such as, among others, vehicle wrap and window tinting. These services are typically offered by automotive dealerships, or specialized maintenance centers. The market size of new car ancillary services in China’s new car market reached RMB134.6 billion in 2023 and is expected to grow at a CAGR of 4.6% to RMB168.5 billion in 2028, according to CIC.

•        Financial Products Referral Services

With the emergence of the DTC sales model, the demand for financial products referral services is rapidly growing in China’s new car market. In addition to directly connecting auto merchants to the end buyers, these services allow consumers to complete key financing steps online, making financing an integral part of the car buying process.

The market size of financial products referral services in China’s new car market reached RMB45.7 billion in 2023 and is expected to grow at a CAGR of 13.1% to RMB84.5 billion in 2028, according to CIC.

The chart below sets forth the size of China’s new car service market in terms of revenue for the periods indicated:

Challenges and Opportunities in China’s New Car Market

The changing market dynamics in China’s new car sector, particularly the rise of EV, have presented a mix of unique challenges and opportunities to new car merchants, experienced to varying degrees:

•        OEMs.    OEMs are increasingly seeking digitalization solutions to help them manage the full spectrum of their interaction with consumers, including lead conversion, order-driven manufacturing, car delivery, and after-sales services, all with a focus on direct customer engagement — an emerging battleground for most OEMs. Providers of competitive digitalization services have a unique advantage in establishing long-term relationships with OEMs and securing a share of wallet in the OEMs’ investments in these new endeavors.

•        Authorized dealers.    The advent of the DTC sales model and the emergence of new car brokers have presented significant challenges for authorized dealers. OEMs now have the capability to engage directly with end-consumers, which has impacted the traditional dealership’s role as an intermediary. Additionally, with the growing popularity of EVs, the once-crucial roles played by authorized dealers in providing after-sales services is facing challenges as EVs require significantly fewer maintenance services compared to conventional ICE vehicles. To remain competitive in this evolving landscape, authorized dealers must proactively reposition themselves through business model innovations.

•        New Car Brokers.    Amid the increasing popularity of the DTC sales model, new car brokers are increasingly collaborating with OEMs (as opposed to authorized dealers) who consider new car brokers as an important sales channel that helps them engage with consumers, especially in lower-tier cities that are otherwise difficult or too costly to reach. This emergence of new car brokers has opened up opportunities for OEMs to expand their market reach and tap into previously untapped customer segments. On the other hand, to remain competitive and secure their position as essential partners in the OEMs’ DTC strategies, new car brokers must actively pursue venues to forge strong relationships with OEMs. By aligning their offerings with the OEMs’ objectives and adapting to the evolving market demands, new car brokers can establish themselves as integral players in the automotive distribution ecosystem.

Competitive Landscape

In China’s used car and new car markets, transaction services and digitalization solutions are mainly provided by a myriad of small-scale, unconnected providers offering individual services and digital platforms lacking integrated service capacities. DSC stands out as the sole provider offering a comprehensive suite of integrated digitalization solutions and transaction services to auto merchants in China.

Competitive Positions in the Used Car Sector

The used car service market in China is highly competitive, yet we have managed to distinguish ourselves as the market leader.

In 2023, our digitalization solutions covered the largest number of used car dealers in China, giving us a market share of over 90%, 25 times larger than the sum of the second and the third largest players in the market, according to CIC. We are also China’s largest B2B online used car auction platforms in terms of transaction volume in 2023, approximately 1.1 times larger than the second largest player and more than 2.8 times larger than the third largest player, according to the same source. Furthermore, we are the largest used car inspection service provider in China in terms of used car inspection volume in 2023, approximately 1.8 times larger than second largest player and more than 3.5 times larger than the third largest player, according to CIC.

Competitive Positions in the New Car Sector

The new car service market in China is highly competitive, but we have achieved a leading position for a number of transaction services and digitalization solutions for new car auto merchants. As of the end of 2023, our digitalization solutions covered the largest number of new car brokers in China, more than 30 times larger than the sum of the second and the third largest player in the market, giving us over 90% market share, according to CIC. In terms of digitalization solutions for new car auto merchants, we ranked the second among all digitalization solutions providers in China, as measured by revenue, in 2023, according to the same source. We believe we are a clear leader in China in developing and promoting customer-centric digitalization solutions for used car dealers, new car brokers, and OEMs.

In terms of transaction services, we ranked the first among all single car delivery service providers in China, more than 4.2 times larger than the sum of the second and the third largest player in the market, as measured by revenue, in 2023, according to CIC.

BUSINESS

Overview

Our Mission

Our mission is to transform auto commerce through digitalization and integrated transaction services.

We are dedicated to continuously bringing auto merchants’ business activities from offline to online, from isolated to connected, and thereby optimizing resource allocation and achieving transformative enhancement for the industry.

Who We Are

We are the leading auto commerce enabler in China. We have achieved a market share of over 90% in operating systems for China’s used car dealers and new car brokers, respectively, in 2023, according to CIC. We empower and enable auto merchants through digitalization solutions and transaction services that digitalize, integrate and optimize key aspects of their operations.

The auto merchants we serve include used car dealers, OEMs, authorized dealers and new car brokers. Our transaction services also involve and benefit thousands of collaborators to auto merchants, such as inspectors, transporters, financial institutions and so on.

We executed a clear and focused growth strategy laid out by our founders in 2013:

•        first, we streamline auto merchants’ day-to-day operations through digitalization solutions to significantly reduce inefficiencies;

•        second, leveraging the connection and data from the digitalization solutions, we provide numerous transaction services that better address their business needs and further enhance their efficiency and profitability.

The integration of digitalization solutions and transaction services creates a uniquely strong bond between us and auto merchants, helping us achieve some significant milestones in the past, and will continue to propel our growth in the future.

____________

Notes:    (1)      In terms of number of users in 2023, according to CIC;

(2)      At any given time in 2023, according to CIC;

(3)      In terms of used car inspection volume in 2023, according to CIC;

(4)      In terms of online transaction volume in 2023, according to CIC;

(5)      In terms of single car deliveries made in 2023, according to CIC

We intend to monetize on both digitalization and transaction services, in a deliberately planned sequence. Understanding that the market size for transaction services is significantly larger than that of digitalization solutions in China’s auto commerce, we expect to generate most of our revenues from transaction services.

However, to secure long term competitiveness in the transaction services market, we elected to work on digitalizing used car dealers’ operations first, from one dealership to ten dealerships, and eventually hundreds of thousands of used car dealerships, leading to us becoming the digital infrastructure for China used car industry. We also strategically chose to keep our digitalization solutions largely free to car dealers and brokers, so that we can optimize our monetization results from transaction services, which have been and will continue to be the majority of our revenues. We may increase our monetization on digitalization solutions at an appropriate time, taking into consideration numerous factors that could affect our business.

Our Unique Synergy

Our unwavering focus on auto merchants’ success underpins everything we do and has led us to becoming mission critical for them. We developed our service offerings along auto merchants’ evolving needs. Today, our DaSouChe platform can be illustrated by the following diagram:

The synergistic relationship between our two services — namely, digitalization solutions and transaction services — enables us to offer unparalleled value proposition to auto merchants and their collaborators, strengthens our relationship with our customers and solidifies our market standing. Our digitalization solutions act as a magnet to attract and retain a highly active auto merchant base. In the used car space especially, we are the operating system most used car dealers in China rely on for everyday operations, according to CIC. This makes us an integral part of their business and opens up abundant opportunities for our integrated transaction services. The superb merchant connection and invaluable data insight from our digitalization solutions enable us to provide transaction services that are easier to access and higher in quality.

We had 156,869, 188,195 and 226,852 “active users,” respectively, and 15,922, 22,794 and 27,779 “monetized dealers and brokers,” respectively, in 2021, 2022 and 2023. “Active users” for a given year refers to auto merchants who accessed our digitalization platforms, i.e., DaFengChe for used car dealers and CheHang 168 for new car brokers, at least once during that year. “Monetized dealers and brokers” refer to used car dealers and new car brokers from whom we generate revenues either directly from fees received from them or indirectly from their collaborators for either digitalization solutions or transaction services. All of our monetized dealers and brokers came from our active users, yet given that we are still at an early stage of monetizing on transaction services, a significant portion of our active users have not contributed to our revenue and are to be converted into monetized dealers and brokers. In 2021, 2022 and 2023, 27,860, 72,036 and 83,467 of our “active users” have used our transaction services, including certain free-of-charge services, at least once, respectively. We expect the penetration of our transaction services to continue to grow among our active users and their collaborators.

As part of our growth strategy, we currently adopt a “freemium” model for DaFengChe and Chehang 168 where used car dealers and new car brokers pay an annual subscription fee for a few advanced functions whilst most of the core functions are offered free of charge, so that we attract and retain a large base of active users for our transaction services offerings. For the periods presented in this prospectus, the majority of our digitalization solutions revenue came from OEMs.

In addition to auto merchants, a large number of their collaborators, including 4,100 inspectors, 3,949 logistics companies and 57 financial institutions as of December 31, 2023, were also active on the digital infrastructure we have built. Together, they contribute to a thriving ecosystem where hundreds of thousands of auto merchants do business amongst themselves and with third-party collaborators thanks to our technological and transactional support.

As a result of the synergistic relationship between our digitalization solutions and transaction services, the ARPU of our monetized dealers and brokers increased from RMB9,035 in 2021 to RMB10,317 in 2022, based on total revenues of RMB143.8 million and RMB235.2 million, respectively, generated from such dealers and brokers and their collaborators in 2021 and 2022. The ARPU of our monetized dealers and brokers further increased to RMB17,537 in 2023, based on total revenues of RMB487.2 million, respectively, generated from such dealers and brokers and their collaborators in 2023. Revenues used to calculate ARPU include the revenues generated from digitalization solutions and transaction services to dealers and brokers and do not include revenues from OEMs and other customers. These other customers are primarily auto trading companies and financial institutions that use our warehousing services. We generated revenues of RMB110.5 million, RMB86.3 million and RMB117.1 million from such other customers in 2021, 2022 and 2023, respectively. See “ Prospectus Summary — Conventions which Apply to This Prospectus” for more information about ARPU.

Our Moat

We believe that we have built a strong moat with two major assets: a large, active and sticky auto merchant user base, and proprietary industry data and digital operating environment for China’s used car commerce.

In the used car space in particular, over 50% of China’s used car dealers are MAUs of our digitalization solutions, according to CIC.

•        We provide their core business operating system, which is inherently difficult to switch due to burden of recalibrating nearly all aspects of operations, from employee accounts to system interface to workflows to inventory profile to business data and so forth.

•        We have deepened our relationship with them by providing transaction services. Our transaction services now cover all key points in their workflow, from inventory acquisition to inventory preparation and to the final sales step.

We have also fostered their interdependence and become their business network with fellow used car dealers. For example, our platform houses over 9,019 self-organized “dealer alliances” as of December 31, 2023, a type of “professional friends’ group,” where dealers trust each other to share inventories in return for part of the proceeds. To replicate this business network elsewhere requires persuading nearly all of the participating dealers to move in a concerted fashion, which is highly difficult to achieve. All of these intertwinement makes us more and more of an integral part of used car dealers’ day-to-day operations, and therefore makes it highly costly and unlikely for them to switch to other services.

We are also the long-term choice for the best and strongest in the industry, as indicated by the fact that 56 of the top 100 used car dealers in China in 2023, based on information published by China Automobile Dealers Association, have used our operating system for more than five years, and 87 of such used car dealers have used our operating system for more than two years, as of December 31, 2023.

Technology and data play a critical role in our success. As we assist auto merchants in digitalizing their operations, our platform became a rich repository of data on vehicles, auto merchants and auto transactions that were otherwise unavailable. For example, our platform manages over 50% of used car inventory in China at any given time as well as real-time, wholesale prices for over 90% of China’s new car models for sale, according to CIC. We assign over

300 data points on each used car dealer, including their primary brands and models, inventory level and turnover rate, sale price, leads conversion rate and regional ranking, and over 70 data points on each used car, going in-depth to cover the vehicle’s make and model, production year, mileage, price, inspection history, body color and seat color, and so on.

This proprietary data wealth allows us to analyze market trends with exceptional granularity, down to the level of a particular make and model of used car in a particular region, on an industry-wide scale. We convert such insight into actual business decision facilitation tools, embedded long auto merchant’s natural work flow in the operating system, empowering them to succeed in ways previously unknown to them. This data wealth also allows us to understand auto merchants on a highly individualized basis and offer transaction services to them that best suit their needs.

We intend to utilize quickly advancing AI technologies and our proprietary data on vehicles and merchant activities to continually fuel future iterations of intelligent solutions. We believe our data-driven capabilities significantly enhance our platform’s attractiveness to auto merchants and their collaborators, further strengthening our ecosystem and our competitive moat.

Our Flywheel

Our complex and highly intertwined industry ecosystem, as well as our tremendous industry insight, are being strengthened and deepened everyday as more auto merchants utilize our digitalization solutions for deeper aspects of their operations and use our growing number of transaction services for more of their transactions. We believe we have built a business model with an intrinsic flywheel effect that continuously enhances our competitive advantage and drives our future growth.

We have experienced significant growth in financial performance. We generate revenue primarily from transaction services and to a lesser extent, digitalization solutions. Our total revenues increased by 45.8% from RMB387.5 in 2021 million and RMB565.0 million in 2022, and further increased by 60.9% to RMB909.0 million (US$128.0 million) in 2023. As we continue to invest in technology and growth, we recorded net losses of RMB445.3 million, RMB390.9 million and RMB186.6 million (US$26.3 million) in 2021, 2022 and 2023, respectively. We recorded adjusted net losses of RMB409.5 million, RMB361.4 million and RMB159.5 million (US$22.5 million) in 2021, 2022 and 2023, respectively. For a reconciliation of adjusted net loss to net loss, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measure.”

Where We Operate

All of our operations are in China, the world’s largest automotive market with a total car parc of 289.4 million in 2023, according to CIC. Despite its massive scale, China’s car parc is expected to continue to grow at a CAGR of 4.0% to 352.6 million in 2028, due to the low level of car ownership relative to its population, according to the same source.

The impressive growth in China’s used car market is fundamentally driven by the country’s large and fast-growing car parc, coupled with its ripening car parc age and favorable government policies. The transaction volume of used car in China is expected to grow from 14.4 million in 2023 to 27.3 million in 2028 at a CAGR of 13.7%, and used car sales as a percentage of total car sales is expected to grow from 35.3% to 47.7% over the same period, according to CIC.

As for new car, China has been the world’s largest new car market since 2009 in terms of sales volume, according to CIC, thanks to its sustained economic growth and accelerated urbanization. China’s new car sales volume reached 26.4 million in 2023 and is expected to further increase to 30.0 million in 2028, representing a CAGR of 2.5% from 2023 to 2028, according to CIC.

Additionally, China’s new car market has seen a tremendous rise of EVs, which is driving a transformative shift in new car sales away from the traditional dealer-centric model towards a direct-to-consumers, or DTC, approach. The DTC sales model requires OEMs to venture into new areas, including leads conversion, order-driven manufacturing, car delivery and after-sales services, all with a focus on engaging directly with customers.

The following diagram illustrates the key participants and transaction flows within each of the used car and new car markets. The areas bordered with dotted lines represent the participants and the transaction flows we currently serve:

____________

Note:    (1)   The percentage figures alongside the arrows represent the approximate contribution by the corresponding channel to the total transaction volume in 2023

Source: China Insights Consultancy

In the used car space, auto merchants include (i) used car dealers and (ii) the used car division of authorized dealers. They account for approximately 45% and 35%, respectively, of the used cars sourced from consumers, and account for 80% and 10%, respectively, of China’s used car sales to consumers in 2023, according to CIC. Authorized dealers sell a substantial portion of their used cars (representing 25% of the total number of used cars sourced from consumers) to used car dealers, according to CIC.

In the new car space, key participants mainly include OEMs, authorized dealers and new car brokers. Authorized dealers and new car brokers represent approximately 48% and 44%, respectively, of total new car sales to consumers in 2023, according to CIC. Authorized dealers are facing challenges from the OEMs’ adoption of the DTC sales model, with new car brokers facilitating more direct sales from OEMs to consumers, especially in lower-tier cities.

Auto merchants in China’s used car and new car markets face several critical challenges.

For used car dealers and new car brokers:

•        Large number, small scale and geographically dispersed.    Used car dealers and new car brokers in China are both a large number of dispersed businesses that are small in scale, resulting in a deep mismatch between demand and supply of used cars, their difficulty in maintaining credibility and their lack of capabilities and resources needed to handle complex car transactions.

•        Complex nature of car transactions.    Car transactions are inherently complex businesses that require a high degree of informational and operational coordination among various collaborators, both online and offline. However, very few used car dealers in China have the scale or resources to effectively coordinate with these collaborators. Many collaborators, such as individual inspectors or transporters, are themselves small in scale, geographically dispersed, and offer little assurance of quality or reliability, adding implicit costs to used car dealers.

•        Low credibility.    Due to their limited scale and marketing resources, most used car dealers and new car brokers face challenges associated with limited credibility, resulting in low conversion rates.

•        Insufficient digitalization.    Many used car dealers still operate without the benefit of modern information technology. Many key aspects of their operations, from inventory sourcing to inventory management, to leads generation and customer management, to internal administration and financial analysis, are still conducted offline with key operational information scattered, unconnected and unanalyzable.

For OEMs:

•        Intensified competition and pressing need to adopt the DTC sales model.    With intensified competition, OEMs are faced with an increasingly pressing need to establish more customer touchpoints and an extensive network to reach broader consumer audiences than ever before. They must also enhance their user community operations to adapt to the DTC sales model and foster stronger direct connections with consumers.

•        Difficulties in reaching buyers in lower-tier cities.    OEMs encounter difficulties in direct customer-facing capabilities, from marketing to delivery, in lower-tier cities. This requires OEMs to find more adaptive, cost-efficient and agile solutions than relying on authorized dealers or self-operated stores, both of which are expensive and hard to replicate in lower-tier markets.

Against the backdrop of such a vast, evolving and intensely competitive automotive market, we believe that our strategic position as the digital infrastructure and enabler committed to helping auto merchants overcome their challenges, rather than as one of the auto merchants, serves us well in reaping the benefits of the uptrend of China’s auto commerce industry and the fierce competition therein.

Our Service Offerings

We have built our service offering profile under the strategy of “first digitalize, then service,” with the unwavering goal of helping auto merchants increase efficiency, lower costs and enhance profitability.

Digitalization solutions

As a pioneer in China for mobile-based software tools and systems for auto merchants, we have provided the industry with what was historically unavailable and transformed hundreds of thousands of dealers’ inefficient manual processes with digitalized and integrated solutions.

•        In the used car space, we provide cloud-based, modulized digitalization solutions to used car dealers. DaFengChe, our flagship digitalization solution for used car dealers, laid the foundation for our competitive advantage and sustained service offering expansion.

At the very beginning, DaFengChe carried the mission of digitalizing used car dealers’ day-to-day operations, starting with inventory management and CRM. Since 2013, it gradually grew from a small enterprise resource planning, or ERP, application to an all-encompassing digital ally for used car dealers, covering all aspects of used car dealers’ operations, including inventory sourcing and management, marketing, sales and business analysis and internal administration, and very importantly, easy access to various essential transaction services.

•        In the new car space, we build for OEMs their customer engagement systems and applications, including storefront management systems, customer-facing mobile applications and mini-programs. We offer new car brokers an integrated operating system and listing platform that address both their daily management and inventory sourcing needs.

By bringing auto merchants’ operational steps and information from offline to online, we simplified many of their work flows, and made their business data traceable, analyzable, shareable and of critical importance, useful to making business decisions.

In addition to the inherent benefits of digitalization, the invaluable industry insights we attain from our prevalent market penetration enable us to offer auto merchants unique extra value, such as industry best practices, data-driven market intelligence, dealer-to-dealer collaboration opportunities and strategic planning support, through our digitalization solutions.

To many of the auto merchants, especially used car dealers and new car brokers which are mostly SMEs, the digitalization solutions were transformative tools that greatly improved their operating efficiency, brought them higher profit and resulted in greater competitiveness.

Transaction services

Auto merchants inherently need a variety of transaction services to achieve their business goals. A large number of small and dispersed service providers are active in China’s auto commerce. Leveraging the digital operating environment that we have created for auto merchants, we offer them and their collaborators numerous transaction services that are easier to access and in higher quality.

•        For used car dealers, our transaction services primarily include B2B transaction facilitation, used car inspection and certification, financial products referral and delivery services, at present.

•        In new car space, our transaction services primarily include delivery and marketing and other services, both focusing on assisting OEMs in directly engaging with end consumers.

By integrating transaction services with digitalization solutions, our platform evolved into a convenient all-in-one hub that offers high-quality services with consistency and reliability to auto merchants and their collaborators.

Our Strengths

We believe the following competitive strengths contribute to our success and differentiate us from our competitors:

The Leading Auto Commerce Enabler in China with Significant Incumbent Advantage

We have unrivaled stature in China’s auto commerce industry.

•        In the used car sector, we have achieved a market share of 90% in operating systems for China’s used car dealers, according to CIC. Our platform manages over 50% of used car inventory in China at any given time, and over RMB1.1 billion worth of used car transaction value per day, according to CIC.

For transaction services, our newly launched used car inspection and certification service, as well as our used car auction platform, were both No.1 in terms of volume in their respective segment in China in 2023, according to CIC.

•        In the new car sector, we count 69 OEMs in China as customers to our digitization solutions and transaction services, including all of the top ten OEMs in terms of sales volume, according to CIC. We also have a market share of 90% in operating systems for China’s new car brokers, and we provide real-time, wholesale prices for over 90% of the new car models for sale in China, according to CIC.

•        In addition to our strong presence among auto merchants, we have built deep relationships with other industry participants, forming a thriving and highly interdependent ecosystem that further strengthens our market leadership. For instance, 4,100 inspectors have been retained and trained by us, and 3,949 logistics companies with 35,205 car-shipping trucks nationwide work with our transportation platform to meet OEMs’ and dealers’ car shipping needs.

We believe that we have built a strong moat for our business and it would be extremely difficult for a challenger to replace us or replicate our model.

•        We created the digital operating environment for China’s used car dealers, which encompasses all aspects of their operations and is growing more powerful as we continue to layer on integrated, high-quality transaction services.

•        It is highly challenging and costly for dealers to switch their operating systems, as it would require their entire work force to retune all aspects of their operations, as well as repeat a great deal of work already done in the incumbent system. Any challenger must provide a significantly superior system to justify such a costly and burdensome move, which is highly unlikely to occur as we, the incumbent, are continuously upgrading and improving our offerings with timely feedback from the widest user base in the industry.

•        The essential transaction services we have integrated into our operating system make it even harder for dealers to switch. As we increase the penetration and scale of our transaction services, we expect to further reduce their individual costs and make them more attractive to used car dealers, which further fortifies our leadership position.

•        Through years of ecosystem development, we have accumulated tremendous industry know-how and invaluable insights, which are being deepened everyday as more auto merchants utilize our digitalization solutions for deeper aspects of their operations and our transaction services to complete more transactions. This creates a flywheel that continuously strengthens our competitive advantage.

Unique Business Model Balancing Stability and Growth

Our unique business model consists of two synergistic layers, digitalization solutions and transaction services, each of which contributes critical value. Our digitalization solutions create a stable and in-depth connection between us and a vast base of auto merchants. This valuable connection provides us with a highly effective, reliable and low-cost channel to market our transaction services, as well as a wealth of proprietary industry data and insights for us to optimize our offerings.

For instance, 27,860, 72,036 and 83,467 of the active users are also customers to our transaction services in 2021, 2022 and 2023, respectively, and we expect this valuable connection to continue to strongly support our monetization efforts as we further expand the reach of our transaction services.

These two layers of service offerings lend us both stability and growth potential.

•        Our digitalization solutions, characterized by their high conversion costs, recurring nature and strong user retention, provide resilient traffic and stable revenue, offering a buffer against industrial and business cycles.

•        Our transaction services, on the other hand, are transaction volume-driven. As transaction volumes grow and as our market penetration increases, our revenue is also likely to grow. In addition, as we broaden our range of service offerings, we gain access to a more extensive market, thereby unlocking immense growth opportunities.

•        For instance, we formally introduced our financial products referral business in 2022. We have since formed partnerships with 63 professional financial institutions and changed the way used car buyers finance their purchase with used car dealers. As of December 31, 2023, we have successfully facilitated over RMB3.2 billion auto loans for used car buyers, not only creating an additional revenue stream but also further diversifying our business model. Furthermore, as our operations continue to scale, we expect to attain enhanced efficiency, which will contribute to accelerate growth and strengthen our market-leading position.

Integrated Service Offerings Creating Exceptional Customer Stickiness

Our multiple used car-related services are designed to be deeply integrated so that used car dealers can access substantially all of our used car-related services through a single user interface. This is a key differentiating factor as we replace what was historically a wide range of disconnected solutions and manual processes with a fully integrated platform. Our platform lies not only in its ability to offer integrated service offerings but also in its transformative impact on the used car industry. This transformation has been embraced by our dealers who show a high level of engagement and reliance on our platform.

Just as with used car dealers, our integrated services have become a vital component in the auto commerce operations of OEMs. Our extensive offerings include customer engagement systems and applications, targeted marketing services and efficient car delivery services. Our ability to provide such diverse yet unified services through one platform is tailored to meet the unique requirements of OEMs.

We believe our integrated platform has delivered compelling long-term value to our customers, engendering enduring loyalty. For used car dealers, they can access all the services related to used car transactions at once through our platform. As for OEMs, our integrated services help them enter lower-tier cities more rapidly and effectively, seizing the initiative in these emerging markets. We communicate with auto merchants on a regular basis to understand their business conditions, challenges they face and how we could improve our service offerings to help them achieve their goals. The benefits our platform offers, combined with our dedication to understanding and supporting our customers’ needs, not only increase our customers’ efficiency and profitability but also create a strong bond between our platform and customers.

This is evident by the fact that 56 of the top 100 used car dealers in China in 2023 (based on information published by China Automobile Dealers Association) have used our services for more than five years, and 87 of these used car dealers have used our services for more than two years, as of December 31, 2023. This trend underscores the loyalty we have cultivated, which continues to strengthen as our platform expands. In addition, the ARPU of our monetized dealers and brokers increased from RMB9,035 in 2021 to RMB10,317 in 2022, based on total revenues of RMB143.8 million and RMB235.2 million, respectively, generated from such dealers and brokers and their collaborators in 2021 and 2022. The ARPU of our monetized dealers and brokers further increased to RMB17,537 in 2023, based on total revenues of RMB487.2 million generated from such dealers and brokers and their collaborators for the same periods. Revenues used to calculate ARPU include the revenues generated from digitalization solutions and transaction services to dealers and brokers and do not include revenues from OEMs and other customers. These other customers are primarily auto trading companies and financial institutions that use our warehousing services. We generated revenues of RMB110.5 million, RMB86.3 million and RMB117.1 million from such other customers in 2021, 2022 and 2023, respectively. See “Prospectus Summary — Conventions which Apply to This Prospectus” for more information about ARPU.

Data-powered Business Capabilities Driving Auto Merchants’ Success

For used car commerce, given our towering market share of over 90% in operating systems for China’s used car dealers and our quickly growing transaction services, we have a massive amount of industry data on both dealers and vehicles. Our industry data also possess impressive granularity that can help us profile dealers and their vehicles. For instance, we assign over 300 data points on each used car dealer, including their primary brands and models, inventory level and turnover rate, sale price, leads conversion rate and regional ranking, and over 70 data points on each used car, going in-depth to cover the vehicle’s make and model, production year, mileage, price, inspection history, body color and seat color, and so on.

We believe it is necessary but not sufficient to simply collect and compile data; it is critical that we turn data into insights and intelligence to help businesses run better. We pride ourselves in using our data capabilities to assist dealers in making everyday business decisions, each of which might be small but together contribute to their greater competitiveness.

•        For example, when a dealer is facing the decision of whether or not to pay a certain price to acquire a used car, we offer him “market intelligence” on the average inventory age and sales prices of this particular model and make of used car in his region, which provides a good reference of the supply-demand dynamics for this used car.

•        Our auction platform is another good example of our turning data insights into higher transaction efficiency — we operate a unique flexi-bid auction model where the used cars coming up for auction would only be pushed to the dealers whose sales profiles indicate a general need for that particular car. Dealers can bid on the car on our platform at their convenience, as opposed to a fixed date and time under the conventional auction model. Our matching algorithms work constantly in the backend to achieve the optimal matching result, i.e., matching the dealer in urgent need of a car with the dealer who is eager to sell it and achieve a satisfactory price for both of them, without taking up too much of either dealer’s precious time or energy. We would not have been able to achieve this without in-depth profiling of both the dealers and the vehicles with our massive amounts of highly granular data.

We have implemented AI in many aspects of our digitalization solutions and transaction services. We believe there is much room for efficiency improvements through AI’s development in the imminent future. We intend to incorporate more AI into our technology infrastructure, one key aspect of which would be training AI with more and better industry data. We believe we are the one of the most important sources for such data in China, and the digital operating environment we have created for used car dealers in particular will become the most likely place for deployment of AI-enabled technological advancements.

Visionary Management Team with Deep Industry Expertise

We are led by Mr. Junhong Yao, our founder and CEO, a pioneer and visionary in China’s auto industry. Mr. Yao co-founded CAR Inc., China’s largest car rental company, and he has over 18 years of experience in the auto industry.

Driven by a passion for developing the industry and a belief in the power of digital transformation and the opportunities it could bring about, he set out with a clear goal to solve the industry challenges and led all our efforts in building our business from the ground up. His vision, leadership and business instinct were indispensable to the success we achieved today.

Our Strategies

Enhance Our Leadership in Digitalizing Auto Commerce in China

We aim to reach more auto merchants with our digitalization capability. Specifically, in the used car sector, we plan to extend our digitalization solutions to serve more small- and medium-sized long-tail used car dealers, whose operations are still largely manual and inefficient. In the new car sector, we aim to offer our digitalization solutions to more OEMs, both conventional ICE ones and pure EV brands, to bolster their DTC endeavors.

We are also dedicated to digitalizing more elements and steps in auto commerce. In the used car sector, our focus is on enticing dealers to utilize more of our digital functionalities in their everyday operations. In the new car sector, we intend to help OEMs develop customer engagement solutions that not only smoothly integrate with their complex manufacturing and operations systems, but also with external social media platforms where consumers congregate.

Increase the Penetration Rate of Our Transaction Services

We are at an early stage of monetization with respect to transaction services. We intend to increase the penetration rate of our transaction services among China’s auto merchants, and steadily expand our revenue sources and amounts from this part of our offerings.

We are exceptionally well positioned to sell more transaction services to more auto merchants, whether through cross-sell or upsell. For used car dealers especially, many of their key operational processes and dealer-to-dealer collaborations take place on the digital infrastructure we have built for them. We embed our transaction services offerings throughout their operational process, making them easy to access and hard to miss. For OEMs, the smooth integration of our customer engagement systems and customer-facing transaction services, such as marketing and single car delivery services, are also an appealing combination to them.

Leveraging our granular understanding of the multifaceted needs of auto merchants, we can offer more targeted transaction services to them. For example, in used car B2B transaction facilitation, our data insight into both selling and buying dealers enables efficient matching that saves them time and energy. We believe this data-driven capability greatly enhances the competitiveness of our transaction services.

As a result, we believe we would increase our wallet share among auto merchants, and make us more of an indispensable business partner to auto merchants and their collaborators.

Promote AI-enabled Applications to Empower Auto Merchants

The efficacy of AI applications is intrinsically tied to the quality and volume of data. We intend to craft industry-leading AI applications tailored for auto merchants, trained by our extensive pool of high-quality data derived from the millions of transactions and a myriad of digitalized business processes. For example, we have developed state-of-the-art used car pricing capacities, which self-iterates every two weeks fueled by fresh transaction data from on our platform.

There are a great deal of aspects in auto commerce that can be improved through AI applications, and we intend to continuously deploy AI applications to propel the evolution of China’s auto commerce. For example, we have integrated into our used car inspection service multiple AI-powered applications, such as OCRs in the field and auto verification processes in the background, which not only reduced our per-inspection time from 60 mins to 45 mins but also improved our inspection accuracy and helped us achieve an impressive error rate at only 1/4 of the industry average.

Export Our Capabilities to Expand Globally

The entire world is becoming more and more digitalized. Many other automotive markets in developing counties are similar to that of China’s a decade ago in terms of participant profile, transaction processes and pain points, and are in great need of digitalization solutions.

In initiating our overseas exploration, we expect to first introduce our mature digitalization solutions to these markets. We believe the solutions we have created for China’s auto merchants can help solve similar problems of the auto merchants elsewhere, especially in developing countries where the auto merchants did not experience PC-enabled digitalization before they entered the mobile age. We also intend to replicate the synergistic structure of integrating transaction services into a digital infrastructure in our global outreach, helping auto merchants in other markets achieve greater efficiency and profitability.

Our Journey

Helping used car dealers was the objective underpinning our founding. It has been, for the past decade, our dedication and primary focus. Unbefitting the massive size and fast growth of China’s used car market, used car dealers, who undoubtedly play the most critical role in the used car market, mostly operated in a primitive and inefficient fashion. Their operating process, from inventory sourcing to inventory management, to marketing and customer management, to internal administration and financial analysis, was nearly all offline with key operational information scattered, unconnected and unanalyzable.

It is against this backdrop that we embarked on our journey of digitalizing China’s used car commerce by providing DaFengChe to used car dealers.

DaFengChe initially carried the mission of digitalizing and streamlining crucial aspects of used car dealers’ day-to-day operations, starting with inventory management on a SaaS application. It was an arduous journey as most used car dealers in China were not naturally adaptive to digital tools and systems in 2013, given their educational background and work experience. It took DaFengChe nearly four years to gain substantial traction with China’s used car dealers, and nine years to reach an impressive market share of over 90%, according to CIC.

As DaFengChe gained wide adoption by used car dealers, we began to layer on various transaction services in our offering, such as B2B transaction facilitation services, used car inspection and certification services, delivery services and financial products referral services.

At the very beginning, DaFengChe carried the mission of digitalizing used car dealers’ day-to-day operations, starting with inventory management and CRM. Since 2013, it gradually grew from a small enterprise resource planning, or ERP, application to an all-encompassing digital ally for used car dealers, covering all aspects of used car dealers’ operations.

Substantially all of our services offered to used car dealers are integrated on DaFengChe. Such integration provides used car dealers with an affordable one-stop-shop to conduct their businesses and sales conveniently and seamlessly. With the add-ons of various high-quality ancillary services, DaFengChe helps used car dealers reduce the hassle and costs associated with sourcing services from a number of dispersed suppliers with unassured qualities. By using DaFengChe, used car dealers can streamline their operations, save valuable time and costs and optimize resources, which results in improved efficiency.

The following is a story of one of our used car dealer users, with whom we have worked together for years and whose success we are proud to witness:

In 2009, MMCAR started as a small used car dealership with just three employees, selling an average of 10 cars each month. Their operations relied on manual processes, or sometimes even mental memories.

In July 2015, MMCAR took a step forward by adopting DaFengChe. This move transformed how they operated. The dealership transitioned its primary work flows from offline to online, as DaFengChe streamlined most facets of its daily activities. DaFengChe offered a wide range of tools that made it easy for MMCAR to handle multiple tasks including finding used cars, getting new customers, nurturing leads, making sales and more, all within a unified digital operating environment, which yielded substantial improvements in inventory turnover and operational efficiency. Additionally, MMCAR started using our various transaction services, including the trusted 268V brand for inspecting and certifying used cars. This made car transactions more transparent and built trust with their customers.

Supported by our digital solutions and transaction services, the hardworking owners turned MMCAR from a small dealership to a major player in Foshan, Guangdong. They now boast the biggest used car showroom and the largest inventory in Foshan, Guangdong. Since they started using our services, MMCAR’s average number of cars in inventory grew from 15 to 148, monthly sales from 10 cars to an impressive 119, and average price per car from RMB120,000 to RMB540,000.

We started working with OEMs and authorized dealerships by providing them with used car related digitalization solutions and B2B transaction facilitation services. Thanks to the sweeping trend toward the DTC approach, our business relationships with OEMs expanded into new car-related digitalization solutions and services. For details of our new car-related services, see “— What We Offer — Our New Car Services.”

What We Offer

We enable and empower auto merchants via two types of offerings: digitalization solutions and transaction services, through which we digitalize, integrate and optimize nearly all aspects of auto merchants’ operations.

For digitalization solutions, we charge annual subscription fees for SaaS products offered to used car dealers and new car brokers and service fees for project-based software products offered to OEMs. For transaction services, we charge service fees on a per-transaction basis, the amount of which could be a fixed price or a percentage of the transaction amount, depending on the nature of the transaction services we provide.

Our Used Car Services

Our used car services can be divided into two categories: (i) digitalization solutions; and (ii) transaction services, as illustrated by the following diagram:

We employ a “freemium” model for the digitalization solutions where used car dealers pay an annual subscription fee for advanced functions while most of the other modules are offered for free. We charge a variable fee for our transaction services depending on the type of transaction and the level of our involvement required in providing the services.

Digitalization Solutions

We digitalize and streamline crucial aspects of used car dealers’ operations, including (i) inventory sourcing, (ii) inventory management, (iii) marketing, (iv) sales, and (v) business analysis and internal administration. Substantially all of these solutions can be accessed through DaFengChe.

Inventory Sourcing

We provide tools that empower used car dealers to effectively source cars from individual car owners. Our system helps dealers gather leads generated from various sources, such as the dealers’ online stores and third-party social media platforms. It also allows dealers to collect important information about these car owners and easily keep track of the leads. As dealers interact with these leads, we assist in categorizing them based on their stage in the inventory sourcing process by identifying leads as “Initial Contact,” “Negotiating,” “On Hold,” or “Closed Deal,” making it simpler for dealers to prioritize and manage their interactions.

We offer used car dealers a suite of data-driven business intelligence tools to help them make informed sourcing decisions. For example, we use our own unique data capabilities to provide dealers with estimated price ranges for vehicles. We analyze various aspects of vehicles, such as quality, mileage, location, and the prices of previously sold cars in local markets, to identify suitable vehicles for dealers to acquire for their inventory. The following screenshot illustrates the inventory sourcing module of DaFengChe:

DaFengChe offers used car dealers access to our B2B transaction services as well as a range of other transaction services, such as inspection and certification services, and delivery services. For detailed descriptions of these services, see “— What We Offer — Our Used Car Services — Transaction Services.”

Inventory Management

DaFengChe’s proprietary inventory management tools empower dealers to effectively manage their inventories using industry best practices.

Our inventory management system offers real-time monitoring of inventory status, giving dealers complete visibility over their inventory. Dealers can fill out standardized car information, including crucial details such as model, age, mileage, accident history, previous owner, license plate, and VIN number to create detailed and highly structured digital profiles for each vehicle in their inventory. With OCR technologies, we also allow dealers to conveniently upload car information by simply scanning the license plate of each vehicle. Furthermore, our system allows dealers to keep track of the various stages of each car’s full lifecycle by indicating whether a car is being acquired, undergoing reconditioning, ready for sale, under negotiation, or already sold. It also automatically sends alerts to dealers about slow-moving inventory. By identifying which cars are taking longer to sell, dealers can take proactive measures to improve sales, such as implementing marketing strategies or making price adjustments if necessary. This ensures that dealers can manage their workflow more efficiently, avoiding any oversights or delays during a vehicle’s journey within their dealerships.

Our inventory management tools set them apart from competing offerings by offering a more comprehensive range of business intelligence support. Through advanced data analytics, we keep dealers abreast of the latest market trends, such as estimated market price and level of demand for particular car makes, based on an analysis of the inventories of the dealer community. We assist dealers in identifying the optimal price range for vehicles based on their conditions and recent sales data, such as prices from the latest transactions, collected through our platform. With these insights, dealers can accurately gage market demands and optimize their inventory strategies.

The screenshots below demonstrate how DaFengChe empowers dealers with comprehensive visibility over their inventory, presented through charts and graphics:

During the inventory management stage, we provide used car inspection and certification services to dealers. Dealers can generate detailed inspection reports for their vehicles to inform their inventory management efforts. See “— What We Offer — Our Used Car Services — Transaction Services — Used Car Inspection and Certification.”

Marketing

We offer data-driven marketing tools to help used car dealers establish online storefronts, engage in online advertising and nurture and convert sales leads.

We help used car dealers establish online shops that are seamlessly integrated with WeChat as well as multiple other major social platforms in China, such as Douyin, Kuaishou, Autohome and Xianyu (China’s largest online marketplace for used items). Through these online stores, dealers can showcase and promote their inventory and directly interact with potential customers. We provide dealers with a wide range of tools and customizable templates to design their own unique storefronts. We offer dealers a range of ready-to-use promotion tools, such as virtual coupons or posters that can be easily shared by the dealers or their customers within their social circles through these platforms, channeling more traffic to the dealers’ online stores.

Through the integration between DaFengChe and these third-party platforms, we empower dealers to capture leads generated on these platforms and seamlessly direct them back to DaFengChe. Specifically, we help dealers identify and gather sales leads through analysis of customer engagements on various third-party platforms and instant messaging applications and evaluate the likelihood of lead conversion into actual sales. This feature allows dealers to make informed decisions when assigning sales representatives, ensuring that the most suitable and skilled individuals follow up on the leads. Moreover, we provide comprehensive tools that dealers can use to aggregate, track, and analyze these leads, offering them insights essential for optimizing their marketing strategies.

The following screenshots illustrate how our marketing tools help used car dealers establish online stores, easily promote their inventory with a wider audience on WeChat, and aggregate, track and analyze sales leads generated from Douyin:

In addition to helping dealers establish a digital presence, our marketing tools allow dealers to track the origin of each lead, the associated marketing efforts and the stage of the customer’s journey. Dealers can keep a record of all their communications with potential customers, ensuring that their sales representatives have access to past interactions and can maintain a seamless conversation with customers. Furthermore, our tools enable dealers to analyze the performance of their marketing efforts by measuring specific KPIs, such as lead conversion rates from different marketing channels. This valuable data helps dealers identify successful marketing strategies and determine which channels are most effective in generating leads so that they can allocate marketing budgets more effectively.

Sales

DaFengChe provides comprehensive sales-related tools to facilitate dealers’ sales of used cars to both end-consumers (i.e., “To-C” sales) and other used car dealers (i.e., “To-B” sales).

DaFengChe helps dealers manage the entire customer journey, starting from leads acquisition, initial interaction, in-store visits, ultimately leading to the final purchase and even after-sales support and services.

Based on customer preference information gathered from the marketing module, DaFengChe pulls up the most suitable cars from the dealer’s inventory. If the dealer’s current inventory does not match the customer’s preferences, DaFengChe proactively suggests available cars from nearby used car dealers. This feature allows the first dealer to source the desired cars from other dealers, maximizing the chance of making a sale.

The following screenshot illustrates how DaFengChe allows dealers to engage with potential customers throughout different milestones during their lifecycle:

DaFengChe allows dealers to sell cars to other dealers by posting information about their inventory on various B2B transaction platforms, including our B2B auction platform CheYiPai.

DaFengChe’s sales module also allows dealers to conveniently access a range of essential transaction services to ensure a seamless buying process, such as used car inspection and certification services, financial products referral services, and delivery services. For details, see “— What We Offer — Our Used Car Services — Transaction Services.”

Business Analysis and Internal Administration

DaFengChe also offers integrated back-office functions, which cover business data analysis, HR, finance, legal and internal administration, bringing modern corporate management practices and tools to used car dealers.

With these tools, a used car dealer can easily monitor sales and fund, track profit per car for all brands, know which social media platform deserves more marketing investment, and just overall manage his business with much more ease and efficiency.

Transaction Services

We offer a wide range of high-quality transaction services catered specifically to used car dealers, leveraging our broad dealer network and deep connections with used car dealers and their collaborators, as well as our in-depth industry expertise and insights into used car dealers’ operations. We charge a fee for our transaction fees depending on the type of transaction and the level of our involvement required in providing the services.

The transaction services we provide primarily serve three main aspects of a used car dealer’s operations: inventory sourcing, inventory management and sales, where they often need to collaborate with other dealers, as well as third-party service providers, such as inspectors, transporters, and financial institutions who we refer to as “collaborators.”

B2B Transaction Facilitation

Due to the highly scattered and unpredictable nature of used car disposal by individual car owners, used car dealers tend to take in inventory when they have a chance to buy used cars directly from consumers, and resell to other dealers the ones that do not match their product portfolio and branding. This has led to a constant flow of used car inventory from dealers to dealers, as well as between cities. The result is a very large and active dealer-to-dealer, or B2B, market for used car commerce.

We offer the following two types of B2B transaction facilitation services to help used car dealers more efficiently source supply from other dealers, or on the flip side of the same transaction, dispose of unwanted inventory to another dealer:

•        a “light-touch” platform through DaFengChe, where dealers can freely list their for-sale inventories by posting certain essential information about them.

To ensure the inventory’s truthfulness and availability, we cross-check vehicle listing information against our database and employ AI-enabled tracking and analysis to amend or remove inaccurate listings. We encourage but do not require dealers to provide inspection reports for used cars listed on this “light-touch” platform.

Thanks to the flexibility of this platform, dealers may even secure resales for cars they are trying to but have not yet purchased from an individual car owner, making the C2B2B transaction chain more streamlined and more efficient, and helping more used car dealers tackle their inherent challenge of supply-demand mismatch.

•        A “heavy-touch” online auction platform named CheYiPai that is integrated into DaFengChe, where dealers buy used cars from other dealers through a highly managed process that assures availability, quality, and timeliness.

To ensure transaction certainty, dealers using CheYiPai must pay a deposit which would be used against default penalty. CheYiPai requires all auctioned used cars come with qualified inspection reports, and CheYiPai provides warranty to buyers for undetected material defects. Auction payments are made through CheYiPai to ensure payment security.

We have unique competitive advantages in B2B transaction facilitation, thanks to the prevalence of our digitalization solutions among China’s used car dealers.

•        Participants:    Our digitalization solutions connect us with the largest and most active used car dealer base, as well as a significant number of established authorized dealer groups. Our user base collectively accounts for 50% of the country’s total used car inventory sources, according to CIC. As a result, our B2B transaction facilitation platforms naturally enjoy a wealth of active participants who are always looking to buy or sell as part of their daily business.

•        Data Insight:    Our digitalization solutions enable us to provide unparalleled data-driven matching between a buying dealer and a selling dealer. We have a semi “God’s eye view” on China’s used car commerce, owing to our extensive digitalization of and participation in used car dealers’ business activities. As a result, we are able to analyze over 300 data points on an individual dealer and over 70 data points on an individual used car. Our matching algorithm takes in all those data, which are always being updated as the dealers and used cars change, and produces high quality matching between the selling and buying sides.

Our auction platform is another good example of us turning data insights into higher transaction efficiency — we operate a unique flexi-bid auction model where the used cars coming up for auction would only be pushed to the dealers whose sales profiles indicate a general need for that particular car. Dealers can bid on the car on our platform at their convenience, as opposed to a fixed date and time under the conventional auction model. Our matching algorithms work constantly in the backend to achieve the optimal matching result, i.e., matching the dealer in urgent need for that car with the dealer who is eager to sell it and achieve a satisfactory price for both of them, without taking up too much of either dealer’s precious time or energy. We would not have been able to achieve this without in-depth profiling of both the dealers and the vehicles with our massive amounts of highly granular data.

CheYiPai is the largest B2B online used car auction platform in China in terms of transaction volume in 2023, according to CIC. CheYiPai’s sales volume increased from 105,371 units in 2021 to 141,046 units in 2022 and further increased to 148,302 units in 2023, and its average auction sales rate increased from 31.2% in 2021 to approximately 42.0% in 2023.

We charge each buyer a commission at a pre-negotiated rate, representing a certain percentage of the total sales price, on each B2B transaction completed through CheYiPai.

Used Car Inspection and Certification

We provide industry-leading used car inspection and certification services under the commercial brand 268V. Our used car inspection scrutinizes over 480 check points, including exterior damages, mechanical issues, structural issues, engine and power systems through on-site inspection feedback and database cross-check.

Unlike nearly all competing services in the market which only rely on on-site inspection results, we employ a two-step approach to ensure integrity and accuracy. First, our well trained inspectors perform a thorough physical examination of the vehicle, using special tools provided by us and following specific steps detailed in our inspection manual, and upload all required image and text results to our system. Then, all vehicle information is cross-checked against our vast database to ensure that no historic damage or defect pass our used car inspection undetected.

In the first half of 2023, we achieved an average error rate of 0.2‰, significantly lower than the industry average error rate of 0.8%, according to CIC. The high quality of our used car inspection enables us to certify against major accident, fire damage, and water damage for vehicles we inspected with a 90-day buy back warranty offered to consumers.

We have over 18 years of experience in used car inspection as an ancillary service in our used car B2B auction platform business, but we have only started offering it as a commercial product in June 2021, since which time it has grown very rapidly into a service offering encompassing a network of 486 inspection stations in 255 cities, and 4,100 inspectors, including 213 employee inspectors and 3,887 contracted inspectors, as of December 31, 2023.

Our reliable and well-trusted used car inspection and certification services help car sellers and dealers discover the best prices and provide valuable endorsement for used dealers seeking to sell their inventories. Our inspection reports are generated in digital form. It is integrated into DaFengChe and automatically shows up in the used car’s online profile in the dealer’s operating system. Dealers can easily share the used car’s profile with the inspection report embedded as part of the profile. Dealers can also print the inspection report in an attractive certificate form and display it on the vehicle in the showroom.

As an industry pioneer we have participated in formulating China’s industry standards for used car inspection and certification. Our award-winning 268V used car inspection standards have been recognized by the China Automobile Dealers Association (CADA), one of the largest and most influential automobile dealer associations in China. In addition, we are a leader in China’s used car market with inspection capabilities on used EVs. The total volume of used car inspections that we performed increased by 37.7% from 582,846 in 2021 to 802,570 in 2022 and 848,720 in 2023.

Used car inspection solves the critical problem of trust for consumers. We expect that the used car inspection volume will continue to grow significantly in China, where used car supply is steadily on the rise and it is tilting towards a buyers’ market with more consumer bargaining power. As an established platform, we are well positioned to further penetrate the used car dealer community to expand our used car inspection services.

We charge a variable fee for each used car inspection, depending on the complexity and thoroughness of the used car inspections performed.

Financial Products Referral

Capitalizing on our large and active used car dealer community, we offer referral services to financial institutions eager to reach end car buyers via a more efficient channel. We connect financial institutions directly with used car dealers, who are the selling party and best positioned to recommend financial products to a car buyer.

After browsing, comparing, and deliberating, the car buyer has at last decided to purchase a used car, and it is time to figure out the payment plan. Given the highly dispersed nature of used car transactions, financial institutions do not have easy means to reach an individual car buyer when the financing needs of the latter emerge, and individual car buyers lack direct channels to obtain suitable financial products at the time of purchasing cars. Used car dealers are almost the only conduit between the two parties.

To initiate a loan application, a car buyer simply needs to scan a QR code on DaFengChe to authorize access to his or her basic personal information, and the rest of the necessary information about the vehicle and the transaction will largely be pulled from our system. The completed application will then be instantly sent to the financial institution for review with initial results about eligibility and key terms being relayed back to the car buyer via DaFengChe, typically under 30 minutes.

We provide only referral services to financial institutions without participating in any of their decisions or taking on any of their financial exposure. The financial products are entirely funded by financial institutions, who independently assess car buyers’ applications and all associated credit risks. We do not provide any guarantee regarding the car buyers’ repayments of the loans and do not take part in the financial institutions’ post-loan risk management.

Our financial products referral services stand out with three distinct advantages of “direct connection,” “digitalized process” and “more data for risk control,” compared to nearly all other competing services in the market.

•        Direct Connection.    Financial institutions no longer need the three or four layers of intermediaries on provincial, regional, municipal, and even market levels, which used to cost them significantly in both commissions and management resources, to reach a large base of used car dealers. We provide direct connection via DaFengChe to the most established and active used car dealers in the entire country, at a lower cost.

•        Digitalized Process.    The initiation of a loan application takes place in the digital operating environment we have created for used car dealers, making it easier for all parties involved. The used car dealers save the trouble of manually inputting a large amount of required information and juggling multiple systems and applications, the financial institutions receive information in a more streamlined fashion, and the car buyer enjoys an expedient process without much hassle.

•        More Data for Risk Control.    Thanks to our in-depth data on the used cars, the dealers, and the used car transactions, we are able to provide financial institutions with granular information to assist them in individual loan approval decision when needed.

These advantages translate into higher efficiency, lower costs and lower risks for financial institutions. They could then share part of the savings with used car dealers and car buyers to make their financial products more competitive, which in turn increases their reliability on our services and strengthens our ecosystem.

We started offering financial products referral services in 2021, and it has grown at an impressive rate. The gross loan amounts through our referral services were RMB431.1 million and RMB2,732.0 million (US$384.8 million) in 2022 and 2023, respectively.

We receive a commission from financial institutions based on the loan amounts achieved through our referral services.

Delivery

We provide delivery services to facilitate used car dealers’ inventory sourcing from dealers in other regions. In a vast and multi-tiered market like China, the general flow of used car supply tends to be from higher tier cities to lower tier cities, and from more developed Eastern regions to less developed Western regions. Approximately 28% of used car transactions are cross-provincial in 2023, according to CIC.

Our used car delivery services consist primarily of title transfer and transportation services. In China, transferring the title of a used car involves on-the-ground regulatory procedures, adding to the cost of non-local inventory sourcing. Transportation of used cars from other cities faces similar issues of physical handling of the car and related documents. As a platform with nationwide presence, we easily address such issues through our national network of employees and agents, providing used car dealers with a one-stop shop experience with higher assurance of quality and security compared to smaller vendors in a distant city.

As of December 31, 2023, our delivery service network consisted of over 3,949 logistics companies with 35,205 car-shipping trucks, serving 2,636 counties in all provinces in mainland China. We do not own or operate any car-shipping trucks.

Leveraging our vast and active used car dealer community and our strong B2B transaction facilitation services, we are quickly expanding the penetration rate of our delivery services. Additionally, as the combination of live streaming and trustworthy inspection reports is expected to increase the number of online purchases of used cars by consumers, we see additional opportunities for us in consumer-facing single car delivery on behalf of used car dealers.

We charge service fees for our delivery services, the amount of which generally varies based on service complexity and transportation distance, among other factors.

Our New Car Services

We started offering digitalization solutions to new car merchants because they are the largest concentrated used car inventory source and they often also engage in used car sales. Leveraging our expertise, we naturally expanded into providing additional digitalization solutions and transaction services to them with respect to new cars, especially in customer engagement and delivery.

The rise of EV in China created a shift in new car sales model from the traditional one centered on authorized dealers to the DTC sales model. The DTC sales model not only reduces OEMs’ distribution costs but also enables them to build long-term direct relationships with end consumers, which means invaluable feedback and future sales opportunities. OEMs’ role is transitioning from “auto manufacturers and wholesalers” to “auto manufacturers and retailers,” and as a result, they require a slew of new services that are consumer-facing, such as customer engagement solutions, marketing and delivery.

We offer (i) digitalization solutions, including customer engagement solutions for OEMs, and operating system and listing platform for new car brokers, and (ii) transaction services, including delivery services and marketing and other services, to new car merchants.

Digitalization Solutions

Customer Engagement Solutions — OEMs

We develop digital systems and applications to help OEMs manage the entire spectrum of their interactions with customers, from leads conversion, to order-driven manufacturing, delivery and after-sales services. All of them center on direct customer engagement, which is a new battle front for most OEMs.

In addition, we develop customer-facing mobile applications for OEMs, where they can continue to have direct and frequent engagement with customers and maintain an active user community. Customers can use these applications to purchase cars, customize vehicle configurations, and control access to their vehicles. These applications also offer a suite of other services, such as financing, insurance, repair and maintenance.

We generate revenue from digitalization solutions to OEMs primarily on a project basis, with additional long-term revenue from certain related services, such as application management and system maintenance.

The following screenshots illustrate an example of the customer-facing mobile application that we developed for an OEM:

We provide mature digital solutions to OEMs. On one hand our comprehensive customer engagement systems guide the OEMs through the new territory of direct consumer engagement and help them establish customer-centric digital retail and marketing capacities. On the other hand, our customer engagement systems seamlessly integrate with OEMs’ existing systems to enable order-driven manufacturing, real-time status tracking and timely accounting, allowing them to optimize supply chain as well as manufacturing, logistics and inventory processes. With our customer engagement systems, OEMs can fully reap the immense operational benefit of direct consumer feedback at multiple stages from production to sales planning. For example, through our digital solutions, we enable Lotus and Zeekr, EV brands under Geely, to dynamically manage inventory, monitor sales and production progresses and make sales forecast plans based on real-time analysis on market demand.

As of December 31, 2023, we counted 40 OEMs as clients of our digitalization solutions, including prominent global and Chinese automotive leaders, such as BMW, GAC Motor, SAIC-GM-Wuling, Geely, and Toyota. In 2022 and 2023, we executed 33 and 38 contracts for the customer engagement solutions offered to OEMs, respectively. These contracts varied significantly in contract amounts, depending on several factors, including the contract’s duration, the complexities associated with delivering the customer engagement solutions, the scale of the contracting OEMs, and various other considerations. The amounts of most of these contracts ranged from RMB500,000 to RMB100 million.

The following case study illustrates how we help OEMs build customer-centric interfaces and embrace the DTC sales model:

As we recognized the enormous potential of mobile internet and data in empowering OEMs to engage with consumers through digital platforms, we developed Linglingbang — the predecessor of Ling Club-in collaboration with SAIC-GM-Wuling. This marked our initial foray into creating customer engagement solutions for OEMs. Our collaboration with SAIC-GM-Wuling was seamless and spanned various critical areas, including consulting, technology development, and product design and operations, laying a solid foundation for the subsequent success of Ling Club.

Upon launch, Ling Club quickly emerged as the primary channel through which SAIC-GM-Wuling seamlessly interacts with end-consumers and potential car buyers. Within Ling Club, users can effortlessly purchase vehicles, customize car configurations, and even remotely control their vehicles. Over the years, Ling Club has evolved into an e-commerce hub where users can access a diverse range of after-sale support services and car-related merchandises. It has also become a vibrant user community where car enthusiasts connect, enhancing user loyalty to the SAIC-GM-Wuling brand. Ling Club has also proven beneficial to SAIC-GM-Wuling by creating new revenue streams, expanding its reach to a wide audience of end-consumers that would otherwise be challenging or costly to access, and accumulating valuable user and transaction data that informs its product and marketing decisions. Today, according to CIC, Ling Club has become one of China’s largest OEM-operated online vehicle sales and service platforms, boasting more than 14 million registered users. The remarkable success of Ling Club highlights our instrumental support in enabling OEMs’ transition to the DTC sales model.

Information Platform and Operating System — New Car Dealers and Brokers

We empower new car dealers and brokers with Chehang 168, a combination of a powerful SaaS-based operating system and a new car listing platform. Chehang 168 has maintained a market share of over 90% among new car brokers in 2022 and 2023, according to CIC.

Chehang 168 offers digitalization solutions tailored specifically to new car brokers, whose primary need is to secure the most suitable supply at the optimal price, and to seize every potential sales opportunity with consumers. Therefore, Chehang 168 boasts the most efficient price-discovering online platform in the market with real-time, wholesale prices for over 90% of China’s new car models for sale, according to CIC. Chehang 168 also offers powerful CRM tools to help new car dealers and brokers effectively convert leads into sales.

Many SME new car dealers and brokers also engage in used car sales. As a result, we intend to eventually integrate Chehang 168 with DaFengChe for a more comprehensive and efficient service platform for SME new car dealers and brokers.

We employ a “freemium” model for Chehang 168, where we offer most of the SaaS-based solutions and tools for free but charge a variable subscription fee for certain advanced functions and privileges.

Transaction Services

Delivery

We provide comprehensive delivery services to new car merchants, including both vehicle warehousing and transportation. As of December 31, 2023, our delivery service network is consisted of 80 “smart” warehouses in all provinces in mainland China, except Xizang and Qinghai, and 3,949 logistics companies with 35,205 car-shipping trucks, serving 2,636 counties in all provinces in mainland China.

Our warehouses are equipped with various monitoring devices and an intelligent warehousing management system. While ensuring the safety of our customers’ vehicle assets in our warehouses, we also allow our customers to track them in real-time. Our smart warehouses nationwide also function as distribution centers in OEMs’ DTC sales efforts, servicing as the sorting and preparation stations before batch-shipped vehicles are offloaded, cleaned, and loaded onto single-vehicle trucks and delivered to their respective end-consumers.

We were a first-mover in single car delivery to consumer’s homes, new car dealer or broker’s shops, and OEM’s storefronts in shopping malls. Our delivery capacity includes approximately 35,205 contracted car-shipping trucks designed with single-vehicle capacity as of December 31, 2023, allowing them to navigate narrow city streets for home or shopping mall deliveries. The total volume for our single-car delivery service increased from 45,151 vehicles in 2021 to 82,189 vehicles in 2022, and further increased to 109,721 vehicles in 2023. As of December 31, 2023, we are the largest single car delivery service provider in China, according to CIC. We do not own or operate any car-shipping trucks.

The following picture illustrates the car-shipping trucks that we use for single car delivery:

We also offer “gift wrap” services with customized decorations and messages for consumer-facing deliveries. The following pictures illustrate the “gift wrap” services that we offer and allow cars to be delivered with customized decorations and messages:

We take pride in the integration of our warehousing and transportation capabilities. Our customers can track the entire process of a vehicle’s delivery, much like how they could track a parcel’s delivery status on e-commerce platforms like Taobao or JD.com, through our system. The following diagram illustrates the process for our single car delivery service, and the screenshot to the right illustrates how our customers can track a vehicle’s delivery status:

As a testament to the synergies within our diverse range of services, we plan to leverage our growing network of used car inspection stations. As of December 31, 2023, we have established 486 inspection stations spanning 255 cities. These inspection stations will serve as crucial hubs in our expanding nationwide delivery service network. They will be utilized for taking shipping orders from used car dealers, further enhancing our delivery capabilities.

For our delivery services, we typically charge fees based on transportation mileage, warehousing days, and any special handling requests. Our customer base for delivery services for both vehicle warehousing and transportation includes not only OEMs but also car dealers and brokers, auto trading companies, financial institutions, and individual car buyers and sellers. OEMs are the largest customers by amount of our single-car delivery services while auto trading companies and financial institutions contributed a majority of our revenue from warehousing services for 2021, 2022 and 2023. During the same years, a significant portion of our delivery services revenue was generated from warehousing services. Financial institutions use our warehouses to park vehicles held as collateral to the inventory loans they provide to car dealers.

Marketing and Others

We also provide marketing and other services to OEMs through influencer marketing and live-streaming promotion. We create captivating short videos and engaging content, featuring key opinion leaders (i.e., Internet influencers), or “KOLs,” on popular social media platforms. These carefully crafted videos serve as powerful tools for OEMs to promote their brands and vehicles to their desired audience.

In collaboration with new car brokers on our Chehang 168 platform, we also provide live-streaming promotion for OEMs through our live-streaming centers. A large group of new car brokers can showcase the designated car models simultaneously through live streaming to a nationwide audience, often generating a buzz on the Internet and driving up consumer interest in the promoted car. We enable on-site sales of new cars at our live-streaming centers, which also serve as physical stores, as well as online sales via our nationwide delivery services.

We charge a fee for our marketing and other services, the amount of which is based on the specific type of services provided. In 2021, 2022 and 2023, we executed 55, 68 and 58 marketing related projects with their contract value ranging from approximately RMB50,000 to approximately RMB5 million per project.

Our Data Capabilities and Technologies

Our platform digitalizes operations and processes vast amounts of data on vehicles and dealer activities.

Traditionally, a significant portion of the transaction and operation processes are carried out offline and are not integrated. As a result, transaction data often got buried in isolated “information silos,” inhibiting seamless flow across the operational and vehicle transaction processes.

For the past decade, we have been at the forefront of digitalizing China’s used car industry, creating a comprehensive portfolio of unique services tailored to the diverse business needs of car dealers and OEMs. By establishing touchpoints with auto merchants throughout the vehicle transaction process, we have managed to break down these information silos, so that data generated across the vehicle transaction process can be integrated into a common set of sophisticated algorithms. This in turn allows us to produce valuable, actionable insights that our competitors — who only serve a fraction of the dealer operation and vehicle transaction process — cannot offer. By leveraging the most comprehensive data accumulated from our ecosystem, we help transform operational insights into effective commercial tools, empowering auto merchants in ways that were previously unimaginable before using our service offerings.

We operate a cutting-edge multi-tenant cloud-based system that serves as the foundation for our robust and scalable software platform. Built upon the latest cloud technologies, our platform is engineered for high scalability, reliability and performance, enabling us to deliver seamless and efficient services to our diverse customer bases.

•        Performance.    Leveraging the power of cloud computing, we can provide exceptional speed and responsiveness to our users. With advanced load balancing techniques, intelligent resource allocation, and efficient data processing algorithms, we optimize system performance to deliver rapid responses and minimal latency. Our platform is designed to handle substantial volumes of data and concurrent user requests, providing a smooth and seamless user experience.

•        Reliability.    Reliability is at the core of our platform. Powered by our high availability cloud infrastructure, we have implemented advanced automated failover mechanisms and redundant systems to ensure minimal downtime. As a result, our customers can rely on our platform’s availability, regardless of unexpected hardware failures or natural disasters. Our dedicated team of experts constantly monitor the platform through automated monitoring systems to identify and rectify potential issues before they can affect our customers.

•        Scalability.    Our platform is designed to accommodate the growth and evolving needs of our customers. By leveraging the cloud’s elastic computing capabilities, we can dynamically allocate resources based on demand, ensuring optimal performance and responsiveness even during peak usage periods. This scalability empowers our customers to expand their operations without worrying about infrastructure limitations, allowing them to focus on their core business objectives.

We consider ourselves pioneers in driving the digitalization of China’s automotive industry, harnessing the potential of our vast database and core technologies. We believe we are empowered by our application of technologies, including:

•        Data-driven matching capabilities.    Our proprietary AI and data-driven analytics algorithms enable us to match dealers intelligently and accurately with vehicles that meet their needs. Over the years, we have developed a vast and comprehensive database of new and used vehicles, including basic vehicle information provided by users of our online platform, as well as a vast amount of user behavior, transactional, and industry data from our own and third-party platforms. This data provides us with valuable insights, creates a high barrier to entry for potential competitors, and gives us a significant competitive advantage.

•        Price-discovering model.    Our ability to accurately price transacted vehicles is one of the core strengths of our technology system. We have developed proprietary AI and a machine learning-based price-discovering model. Our price-discovering model analyzes transaction records to characterize car dealers based on their price preferences. Our dynamic pricing is based on various factors, such as model, age, mileage, accident history, location and vehicle and market conditions, information about all of which are available on our platform. The price-discovering model helps increase vehicle transaction rates and user engagement with our platform.

•        Automatic inspection system.    Our self-developed automatic vehicle inspection system has digitalized and standardized the vehicle inspection process to reduce the risks of human error. We use AI and machine-learning technology to automatically detect car defects and mechanical faults. Leveraging our massive database and big data analytics capability, our automatic inspection system provides comprehensive and trustful inspection results.

•        Digital operation, sales and marketing tools.    We offer a variety of purpose-built applications, tools and systems tailored for dealers’ needs and enable car dealers to streamline and efficiently manage each aspect of their business. We create digital tools with APIs linked to social media platforms to help customers attract traffic from third-party marketplaces. By implanting the same SDKs across different mobile applications, we synchronize car data and resources on our platforms to facilitate single application-based transaction scenarios. We also constantly iterate these digital solutions and tools to meet the evolving needs of our customers.

We believe data security is critical to our business operation. To safeguard sensitive information, we have implemented comprehensive internal rules and policies that dictate the appropriate use and sharing of such data. Additionally, we have established a robust suite of protocols, technologies, and systems to ensure that personal information remains protected and is not accessed or disclosed improperly. Our platforms adhere to privacy policies that guide our practices regarding the collection, use, sharing, and protection of users’ personal information. These policies outline the types of personal information we collect, how we utilize and safeguard it, and users’ privacy rights in accordance with applicable laws. Prior to using our services, all users are required to acknowledge and agree to the terms and conditions outlined in the user agreement and our privacy policies.

From an internal policy perspective, we have implemented a comprehensive suite of platform-wide policies and procedures to govern our data security and privacy protection practices:

•        Data Collection.    We collect user data only to the extent necessary for our product functions and services upon receipt of the consent from our users. For example, we collect certain basic information for user account registration and verification purposes. We will notify users of the types of personal information we collect, our purpose of processing personal information, usage and protection of user data, and users’ rights, among other things.

•        Data Usage.    We fully disclose the usage of personal information and data that we collect from users in our privacy policies. If we need to use the personal information and data for purposes other than as disclosed in the privacy policies, we will notify the users and seek their explicit consent before we proceed.

•        Data Access.    We limit access to our servers that store our user and internal data on a “need-to-know” basis. We also adopt various data security measures, such as data encryption, to ensure the secured storage and transmission of data, and prevent any unauthorized member of the public or third parties from accessing or using our data in any unauthorized manner. Furthermore, we implement data de-identification and data masking of user data for the purpose of fending off potential hacking or security attacks. In addition, we have adopted an incident response plan, which provides a well-defined, organized approach for handling any potential threat to servers and data, as well as taking appropriate actions when the data breach concerns personal information. We provide group-wide regular trainings to our employees that focus on cybersecurity and data privacy awareness topics critical to our business operations, including the best practices to protect data from loss, modification, leakage, or theft.

•        Data Storage and Retention.    We require that personal information and data we collect in China be stored and preserved within China. We will only retain user data for as long as necessary to fulfill the purposes for which it was processed as stated in our privacy policies, or as required by applicable laws and regulations.

•        Data Transmission.    We do not transfer our user data to third parties unless we have obtained explicit consent from the users themselves, or if such transmission is essential for the provision of our service offerings to users. We take precautionary measures to ensure the integrity and security of data in transit to our business partners. These measures may include (i) requiring our business partners to handle the personal information and data we transmit in accordance with our standards, requirements and protocols, including providing the same level of protection; (ii) requiring our business partners to deliver written confidentiality undertakings before any data is transmitted; (iii) obtaining internal approval from the personnel in charge of data security; (iv) requiring our business partners to return or delete the personal information and data that we transmitted after the termination of services; and (v) preserving the review log for future inspection.

Sales and Marketing

Our sales and marketing efforts differ depending on the market acceptance stage of our service offerings and the nature of our customers.

For service offerings for which we have achieved a towering market share and are widely recognized and favored in the industry, such as digitalization solutions for used car dealers and new car brokers, we attract new users primarily through word-of-mouth referrals.

For service offerings we recently introduced to the market, such as many of our transaction services to used car dealers, we invest in business development efforts through a team of marketing personnel. Once we move beyond the early phase of these transaction services, we expect to reduce our marketing efforts and rely more on the synergistic support from our digital infrastructure.

We utilize business development personnel to promote services to OEMs as these services are generally large in volume and amount, and our engagements are generally contract based.

Competition

We operate in a quickly evolving and highly competitive market, and we expect competition to intensify in the future. We believe the principal competitive factors in our market are:

•        Collaboration network among auto merchants

•        Internal work flow for each auto merchant

•        Lack of conflict of interest with auto merchants

•        Pricing of service offerings

•        Data ownership

•        Industry reputation and trustworthiness

We believe we compete favorably against our current and future competitors on these factors.

We are the leading provider of digitalization solutions to SME car dealers in China. Even though some competitors may offer products that overlap with certain functions and features of our service offerings, we do not believe that any competitor offers digital solutions and transaction services with comparable scale and functionalities to ours. Our competitors primarily include other providers of transaction services for car dealers and OEMs, most of whom operate on small scales in local markets. For more information about the market in which we operate, see “Industry.”

Environmental, Social and Governance (ESG) Initiatives

We recognize the importance of environmental, social, and governance (ESG) factors in driving sustainable growth and creating long-term value for our stakeholders. Therefore, we strive to continuously guide our operations and initiatives with principles of sustainable development.

Environmental sustainability is a key focus of our ESG strategy. As a pioneer in driving the digital transformation of auto commerce in China, the nature of our services is inherently environmentally friendly. For example, our digitalization solutions significantly reduces the need for paper documentation, thereby reducing the environmental impact associated with paper production and disposal. Operating digitally typically consumes less energy compared to traditional manual processes, contributing to lower energy consumption and a smaller carbon footprint. By streamlining car dealers’ operations, we can help optimize vehicle inventory management, reducing the need for excessive transport or storage of vehicles, which can contribute to lower greenhouse gas emissions. We are also committed to minimizing our environmental impact by reducing our carbon footprint, conserving natural resources, and promoting sustainable practices throughout our business operations. To achieve these goals, we have implemented a range of initiatives, such as reducing paper usage, optimizing our logistics operations, and using energy-efficient technology.

We also prioritize social responsibility and strive to make a positive impact on the communities in which we operate. We help car dealers across China, most of which are SMEs, increase their earnings potential by connecting them with car sources and buyers across the country in a cost-efficient manner. Our platform also promotes a healthy community of auto commerce in China with rules to protect the interests of honest market players. We believe in creating a diverse and inclusive workplace that fosters innovation and creativity. We support our employees by providing them with training and development opportunities, as well as ensuring their health and safety in the workplace.

We are committed to maintaining high standards of corporate governance and ethical conduct. We believe that transparent and accountable governance practices are essential to building trust with our stakeholders and ensuring the long-term success of our business. To this end, we have established policies and procedures to ensure compliance with relevant laws and regulations, as well as to promote ethical behavior and integrity throughout our organization.

We recognize the impact of the COVID-19 pandemic on individuals, communities, and businesses worldwide and are committed to supporting the relief efforts to combat the pandemic and help those affected by it. We have made financial donations to local hospitals and medical institutions. We have also donated medical supplies, including masks, gloves, and other personal protective equipment, to these organizations to support their efforts in combating the pandemic. In addition, as part of our initiatives to support the COVID-19 relief campaign, we offered more flexible payment terms to some of our customers and suppliers to help alleviate their cash flow problems that may have arisen due to the pandemic.

Intellectual Property

Our material intellectual property consists of approximately 36 trademarks relating to our main brands and services. These intellectual property rights are registered in China. Under the PRC laws, such registrations are valid for ten years from the date of filing the application, and are renewable for additional periods of ten years.

We regard our trademarks, copyrights, domain names, trade secrets and other intellectual property rights as critical to our business. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with our employees, business partners and others, to protect our intellectual property rights. In particular, we protect our intellectual properties, including trademarks for our brand names and patents, primarily through the following measures: (i) we timely apply for registration of trademarks and patents for our brand and products in jurisdictions where we operate as well as in other targeted markets, and (ii) we continuously monitor third parties’ infringements of our intellectual property rights, including our brand names, trademarks, and patents, and file claims with market regulation authorities and bring intellectual property infringement lawsuits to protect our rights.

Our intellectual property is subject to risks of theft and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may be subject to claims that we have infringed the intellectual property rights of others. See “Risk Factors — Risks Related to Our Business and Industry — We may be unable to adequately protect, and may incur significant costs in defending, our intellectual property and other proprietary rights, which could negatively impact on our business.”

Employees

We had a total of 2,175 employees as of December 31, 2023. All our employees are based in China.

The following table sets forth the numbers of our employees categorized by function as of December 31, 2023.

Function	Number of Employees
Research and Development	393
Sales and Marketing	1,405
Operational Administration	377
Total	2,175

We recruit and directly train and manage all our employees. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes. Our employees have not entered into any collective bargaining agreements.

Insurance

We believe that we are covered by adequate property and liability insurance policies with coverage features and insured limits we believe are customary for similar companies in China. If we were held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, our business, results of operations and financial condition may be materially and adversely affected. See “Risk Factors — Risks Related to Our Business and Industry — Our insurance may not provide adequate levels of coverage against claims.”

Properties

We maintain a number of leased properties. We lease 4,737.26 square meters of office space in Beijing, 180 square meters of office space in Shanghai and 5,738.43 square meters of office space in Hangzhou, Zhejiang Province, primarily for corporate administration and research and development. In addition, we lease 316,746 square meters of warehouses located in 78 cities across the country to operate our delivery services.

We intend to add new properties or expand our existing properties as we scale up our business operation. We believe that suitable additional or alternative space will be available in the future on commercially reasonable terms to accommodate our foreseeable future expansion.

Legal Proceedings

In the ordinary course of our business, we are subject to legal or administrative proceedings from time to time. We do not believe that any currently pending legal or administrative proceeding to which we are a party will have a material adverse effect on our business, financial condition or results of operations. See “Risk Factors — Risks Related to Our Business and Industry — We, and our directors and officers, may be involved in legal and/or regulatory proceedings that are expensive and time consuming and, if resolved adversely, that may materially adversely affect us.”

REGULATION

This section sets forth a summary of the most significant PRC laws and regulations relevant to our business and operations in the PRC and the key provisions of such laws and regulations.

Regulations on Foreign Investment

On March 15, 2019, the NPC approved the Foreign Investment Law and on December 26, 2019, the State Council published the Implementation Rules of the Foreign Investment Law, both of which went into effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the “investment activities” include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the Foreign Investment Law, the State Council shall publish or approve to publish a negative list stipulating the special management measures for the access of foreign investment in certain industries, or the “negative list.” The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The Foreign Investment Law provides that foreign investors shall not invest in the “prohibited” industries, and shall meet certain conditions stipulated under the “negative list” for making investment in “restricted” industries. The currently effective “negative list” is the Special Management Measures (Negative List) for the Access of Foreign Investment (2021 version), or the 2021 Negative List, jointly published by the National Development and Reform Committee, or NDRC and the MOFCOM on December 27, 2021 and went into effect on January 1, 2022.

On December 26, 2019, the Supreme People’s Court published the Interpretation of the Supreme People’s Court on Several Issues concerning the Application of the Foreign Investment Law of the People’s Republic of China, which went into effect on January 1, 2020, pursuant to which the court shall rule in favor of the party claim the invalidity of the investment agreement with respect to foreign investment in the “restricted” industry under the “negative list” or foreign investment in the “restricted” industry under the “negative list” that fails to comply with the requirements unless necessary mitigating measures are taken before the ruling.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within China, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements.

On December 30, 2019, the MOFCOM and the SAMR jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department.

On December 19, 2020, the NDRC and the MOFCOM jointly promulgated the Measures for the Security Review of Foreign Investment, which became effective on January 18, 2021, the NDRC and the MOFCOM will establish a working mechanism office in charge of the security review of foreign investment. Such measures define foreign investment as direct or indirect investment by foreign investors in the PRC, which includes (i) investment in new onshore projects or establishment of wholly foreign owned onshore companies or joint ventures with foreign investors; (ii) acquisition of equity or asset of onshore companies by merger and acquisition; and (iii) onshore investment by and through any other means. Investment in certain key areas with bearing on national security, such as important cultural products and services, important information technology and internet services and products, key technologies and other important areas with bearing on national security which results in the acquisition of de facto control of investee companies, shall be filed with a specifically established office before such investment is carried out. What may constitute “onshore investment by and through any other means” or “ASC Topic 326” could be broadly interpreted under such measures. It is likely that control through contractual arrangement be regarded as de facto control based on provisions applied to security review of foreign investment in the free trade zone. Failure to make such filing may subject such foreign investor to rectification within prescribed period, and will be recorded as negative credit information of such foreign investor in the relevant national credit information system, which would then subject such investors to joint punishment as provided by relevant rules. If such investor fails to or refuses to undertake such rectification, it would be ordered to dispose of the equity or asset and to take any other necessary measures so as to return to the status quo and to erase the impact to national security.

Regulations on Value-added Telecommunications Services

On September 25, 2000, the State Council issued the Regulations on Telecommunications of the PRC, or the Telecommunications Regulations, as last amended on February 6, 2016, to regulate telecommunications activities in China. The Telecommunications Regulations divided the telecommunications services into two categories, namely “infrastructure telecommunications services” and “value-added telecommunications services.” Pursuant to the Telecommunications Regulations, operators of value-added telecommunications services, or VATS, must first obtain a Value-added Telecommunications Business Operating License, or VATS License, from the Ministry of Industry and Information Technology, or the MIIT, or its provincial level counterparts. On July 3, 2017, the MIIT promulgated the Administrative Measures on Telecommunications Business Permits, which set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. The Classified Catalog of Telecommunications Services (2015 Version), or the 2016 MIIT Catalog, which took effect on March 1, 2016, and amended on June 6, 2019, identifies Internet information services and online data processing and transaction processing as sub-categories of VATS.

Foreign direct investment in telecommunications companies in China is regulated by the Administrative Provisions on Foreign-Invested Telecommunications Enterprises, or the FITE Regulation, which was issued by the State Council on December 11, 2001, last amended in March 2022 and became effective on May 1, 2022. The FITE Regulation stipulates that a foreign-invested telecommunications enterprise in the PRC, or the FITE, must be established as a sino-foreign equity joint venture for operations in the PRC. Under the FITE Regulation, subject to WTO-related agreements, the foreign party investing in a FITE engaging in VATS may hold up to 50% of the ultimate equity interests of the FITE. Furthermore, the foreign party investing in e-commerce business, as a type of value-added telecommunications services (falling in the sub-category of online data processing and transaction processing), has been allowed to hold up to 100% of the equity interests of the FITE based on the Circular of the Ministry of Industry and Information Technology on Removing the Restrictions on Shareholding Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business issued on June 19, 2015 and the Negative List. In addition to the Telecommunications Regulations and the other regulations discussed above, the provision of commercial internet information services on mobile internet applications is regulated by the Administrative Provisions on Mobile Internet Applications Information Services, which was promulgated by Cyberspace Administration of China on June 28, 2016 and came into effect on August 1, 2016 amended in June 2022 and became effective on August 1, 2022. The providers of mobile internet applications are subject to requirements under these provisions, including acquiring the qualifications and complying with other requirements provided by laws and regulations and being responsible for information security.

On December 31, 2021, the CAC and other relevant regulatory authorities jointly promulgated the Administrative Provisions on Internet Information Service Algorithm Recommendation, which became effective on March 1, 2022. The Administrative Provisions on Internet Information Service Algorithm Recommendation stipulates that algorithm recommendation service providers with public opinion attributes or social mobilization capabilities shall submit the relevant information for filing, provide users with options either to adjust algorithmic recommendation services not to target on their personal characteristics or to conveniently shut down algorithmic recommendation services, and shall not set up algorithm models against any applicable laws, regulations and social norms.

Regulations on Used Automobile Trading

On August 29, 2005, the State Administration of Tax, or SAT, SAIC, the MOFCOM and the Ministry of Public Security, or the MPS, jointly promulgated the Measures for the Administration of the Trading of Used Automobiles, or the Used Automobile Trading Measures, which became effective on October 1, 2005 and further revised on September 14, 2017. Pursuant to the Used Automobile Trading Measures, (i) only an enterprise legal person duly registered with the SAIC or its local branches may engage in used automobile trading as an operator of used automobiles markets, as a retailer, or as a brokerage entity; (ii) the operator of used automobiles markets and the operational subject of used automobiles shall file with the provincial departments of commerce within two months after obtaining the business license and (iii) the establishment of an auction enterprise of used automobiles shall comply with the relevant provisions of the Auction Law of PRC and the Measures for the Administration of Auction.

Under the Used Automobile Trading Measures, a seller of used automobiles must verify certain background information regarding the automobiles for sale. Used automobile retailers shall also provide quality guarantees as well as after-sales services. Used automobiles are prohibited from being resold under certain circumstances such as where such used automobiles have been discarded or required to be discarded, or obtained by illegal means, such as theft, robbery or fraud. On March 24, 2006, the MOFCOM promulgated the Specifications for Used Automobile Trade with immediate effect, which set forth detailed criteria and requirements for the purchase, sale, auction, evaluation, trading and post-sale services of used automobiles.

On June 8, 2016, the General Offices of 11 Departments including the MOFCOM promulgated the Circular on Facilitating the Trading of Used Automobile and Accelerating the Activation of Used Automobile Market with immediate effect, for the purpose of effectively implementing Several Opinions of the State Council on Facilitating the Trading of Used Automobile which promulgated on March 14, 2016 by the State Council with immediate effect, which set forth the measures to accelerate and facilitate the off-site trading, taxation and registration of used automobiles.

On April 7, 2021, the MOFCOM, the MPS and the SAT promulgated the Circular on Facilitating the Trans-provincial Registration of Used Automobiles Transactions and the Cross-regional Transactions of Used Automobiles, which lifted the restriction on the location of registration of the small-sized non-operational passenger vehicles transactions and further stipulates the requirements of record keeping and verification of the used automobiles information.

On January 18, 2022, the General Offices of seven Departments including the NDRC promulgated the Implementation Plan for Promoting Green Consumption with immediate effect, which set forth the comprehensive promotion of green transformation in key consumption areas and specifically stipulates the expansion of the distribution of used automobiles and promotes the policies to remove the restrictions on the distribution of used automobiles.

On September 6, 2022, the MOFCOM and the MPS jointly promulgated the Circular on Improving the Filing of Used Automobiles Market Entities and The Administration of Automobiles Transactions Registration, for the purpose of effectively implementing the Circular on Measures to Enliven Automobile Trading and Expand Automobile Consumption promulgated by the General Offices of 17 Department including the MOFCOM on July 5, 2022 with immediate effect, which set forth the measures to activate used automobiles markets and remove unreasonable restrictions on the distribution of used automobiles.

Regulations on Automobile Sales

On April 5, 2017, the MOFCOM promulgated the Measures on the Administrations of Automobile Sales, or the Measures on Automobile Sales, which took effect on July 1, 2017 and replaced the original Branded Automobile Sales Measures promulgated in 2005. According to the Measures on Sales of Automobile, the supplier takes the way of selling the vehicle to the dealer, and the authorization term (excluding the shop construction term) shall generally not be less than 3 years, and the first authorization term shall generally not be less than 5 years. An independent automobile seller who sells an automobile without authorization from a supplier or an automobile which is not authorized to be sold by an automobile manufacturer outside the country shall provide a reminder and explanation to the consumer in writing and inform the consumer of the relevant responsibility in writing. When a dealer or an independent automobile seller sells the car to the consumer, it shall verify the identification of the registered consumer, sign the sales contract, and issue the sales invoice. The Measures on Sales of Automobile further provides that a supplier shall not require its dealers to have sales, after-sales service and other functions at the same time, shall not restrict its dealers’ operations of goods of other suppliers, and shall not restrict the dealers from providing parts or other after- sales services for automobiles of other suppliers. Except as otherwise agreed by the parties, a supplier shall not sell automobiles directly to consumers in the area where its dealer is authorized to sell. As regards to information recording, the Measures on Sales of Automobile requires the suppliers or the dealers and independent automobile sellers to file their basic information at the State Council department in charge of the national automobile circulation information management system within 90 days after obtaining their respective business license. If the basic information of a supplier, a dealer or an independent automobile seller is changed, it shall complete the updated filing within 30 days from the date of the change. The basic information of the supplier, the dealer or the independent automobile seller, if it is established before the Measures, should be filed within 90 days from the date that the Measures took effect. The file of automobile sales, users and other information shall be kept by the dealer and independent automobile seller for no less than 10 years. Violation of such regulations may result in penalties or warnings or being ordered to make corrections.

Regulations on Auction Business

On April 24, 2015, Auction Law of the People’s Republic of China, or the Auction Law, was promulgated by the SCNPC for the purpose of regulating and administrating the business operation of auction. The MOFCOM further promulgated the Measures for the Administration of Auctions on November 30, 2019 to effectively implementing the Auction Law. Pursuant to the Auction Law, “auction” refers to a way of selling particular goods or property rights to the bidder who offers the highest price in the form of public bidding. According to the Used Automobile Trading Measures, “used car auction” refers to the business activities whereby a used car auction enterprise transfers a used car to a bidder that offers the highest price through public bidding. According to The Specifications for Used Cars Transaction, which was promulgated by the MOFCOM and became effective on March 24, 2006, where an auction is conducted through the internet, the color photo of the car and information of auctioned car shall be published on internet. The publication period shall not be less than seven days. An enterprise engaging in activities of auction should undergo the review and approval procedure with relevant government authority and obtain the license for auction business. Any entity engaging in the auction business without the license may be subject to enforcement action, including orders issued by the relevant regulatory authorities to cease the auction business, confiscation of any illegal gains, or imposition of fines.

Regulations on Inspection and certification Agencies

According to the Measures for the Administration of the Trading of Used Automobiles, which was promulgated on August 29, 2005 and took effective on October 1, 2005, those who establish a used automobiles appraisal and assessment agencies shall apply to the local commerce regulatory authorities at the provincial level for the Approval Certificate of Used Automobiles Appraisal and Assessment Agencies.

According to the Decision of the State Council on the Second Batch of Canceling Local Governments’ Administrative Approval Items Designated by the Central Government, which was released by the State Council and implemented on February 3, 2016, the State Council canceled the administrative approval items of automobiles appraisal and assessment agencies, and enterprises engaged in used automobiles appraisal and assessment do not need to apply for the Approval Certificate of Used Automobiles Appraisal and Assessment Agencies any more.

Regulations on Road Transportations

According to the Regulations on Road Transportation of the PRC promulgated by the State Council on April 30, 2004 and most recently amended on July 20, 2023, and the Provisions on Administration of Road Freight Transportation and Stations issued by the MOT on June 16, 2005 and last amended on September 26. 2022, enterprise that engaged in freight transportation business shall obtain the Road Transportation Operation Permit and conduct freight transportation business within the scope of the Road Transportation Operation Permit. Enterprise engaged in freight transportation business in the absence of such permits shall be ordered to stop operation by competent road transportation authorities and be subject to administrative penalty.

On September 6, 2019, the MOT and the SAT, jointly issued the Interim Measures for Administration of Road Freight Transportation Operation on Online Platform, or the Interim Measure of Digital Freight Transportation, which took effect on January 1, 2020 with a validity period for two years, and, pursuant to which, “digital freight transportation” operation refers to the road freight transportation operation activities in which an operator integrates and allocates transportation resources on an online platform, enters into a transport contract with the consignor in the capacity of a carrier, entrusts an actual carrier to complete the road freight transportation, and assumes the responsibility of the carrier. According to the Interim Measure of Digital Freight Transportation, besides the Road Transportation Permit with the business scope of digital freight transportation, the operators of digital freight transportation business shall also meet the requirements on commercial internet information service pursuant to the Administrative Measures on Internet Information Services. The authorities responsible for the supervision and administration of road transportation at the county level shall issue the operation licenses with the operating scope of digital freight transportation to qualified digital freight transportation operators. On December 31, 2021, the MOT together with the SAT issued the Announcement on extending the validity period of the Interim Measures for Administration of Road Freight Transportation Operation on Online Platform which extends the validity period of the Interim Measure of Digital Freight Transportation to December 31, 2023.

On September 24, 2019, the MOT promulgated three guidelines on digital freight transportation, including the Service Guidelines on the Road Freight Transportation Operation on Online Platform, the Guidelines on the Construction of Provincial Digital Freight Information Monitoring System and the Access Guidelines on the Ministerial Digital Freight Information Interaction System, all of which came into effect at the same date. Among those, the Service Guidelines on the Road Freight Transportation Operation on Online Platform sets forth that digital freight transportation operators shall meet the requirements include: (i) obtaining the value-added telecommunication business operation licenses, (ii) complying with state’s requirements for graded protection of information system security, (iii) connecting to the provincial digital freight transportation information monitoring system, and (iv) equipped with features including information release, online transaction, full-process monitoring, online financial payment, consultation and complaint, query statistics and data retrieval.

Regulations on E-Commerce

On January 26, 2014, the State Administration for Industry and Commerce, or the SAIC (which is the predecessor of the SAMR) promulgated the Administrative Measures for Online Trading, or the Online Trading Measures, which became effective on March 15, 2014, to regulate all operating activities for product sales and services provision via the internet (including mobile internet). It stipulates the obligations of online products operators and services providers and certain special requirements applicable to third-party platform operators. Furthermore, the Ministry of Commerce, or MOFCOM, promulgated the Provisions on the Procedures for Formulating Transaction Rules of Third-Party Online Retail Platforms (Trial) on December 24, 2014, which became effective on April 1, 2015, to guide and regulate the formulation, revision and enforcement of transaction rules by online retail third-party platforms operators. These measures impose more stringent requirements and obligations on third-party platform operators. For example, third-party platform operators are obligated to make public and file their transaction rules with MOFCOM or their respective provincial counterparts, examine and register the legal status of each third-party merchant selling products or services on their platforms and display on a prominent location on a merchant’s webpage the information stated in the merchant’s business license or a link to its business license. Where third-party platform operators also conduct self-operation of products or services on the platform, these third-party platform operators must make a clear distinction between their online direct sales and sales of third party merchant products on their third-party platforms to avoid misleading the consumers. On March 15, 2021, the State Administration for Market Regulation, or SAMR, promulgated the Measures for the Supervision and Administration of Online Transactions, which will come into effect on May 1, 2021 and replace the Online Trading Measures. These new measures provide more detailed requirements for the platform operators, such as clarifying the specific acts infringing consumers’ personal information in online transactions and the prohibited contents contained in the standard terms used by the operators.

On August 31, 2018, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the E-Commerce Law of the PRC, or the E-Commerce Law, which became effective on January 1, 2019. The promulgation of the E-Commerce Law established the basic legal framework for the development of China’s E-Commerce business and clarified the obligations of the operators of e-commerce platforms and the possible legal consequences if operators of e-commerce platforms are found to be in violation of legally prescribed obligations. For example, pursuant to the E-Commerce Law, all e-commerce operators shall (i) register themselves as market subjects according to the law, except for individuals selling self-produced agricultural and sideline products or family handicrafts, applying their own skills in labor activities that are exempted from registration, or engaged in odd small-amount transaction activities that do not require any license under the law; (ii) fulfill their tax obligations and enjoy tax incentives in accordance with the law; (iii) always have information about its own business license, the administrative license issued for its business, and its status as a party that is not required to register itself as a market subject, or the link to a webpage with such information published in a prominent position on its homepage; (iv) bear the likely risks and responsibilities when commodities are in transit, except when consumers select separate express logistics service providers; and (i) provide clear notice to consumers for tie-in sales and shall not set tie-in commodities or services as the default option. Further, e-commerce operators that possess dominant market positions shall not abuse their market dominance to eliminate or restrict competition.

In addition, the E-commerce Law provides that platform operators shall (i) verify and register the identity, address, contact and administrative license of e-commerce operators applying to sell commodities or provide services on its platform, establish registration archives and have them verified and updated regularly; (ii) record and save information released on its platform about commodities and services and deals concluded for a period of three years (unless otherwise stipulated), and ensure the completeness, confidentiality and availability of such information; (iii) use noticeable labels to clearly identify any business that it conducts on its own platform. A platform operator shall not impose unreasonable restrictions over or add unjustified conditions to transactions concluded on its platform by e-commerce operators, nor shall a platform operator charges e-commerce operators on its platform any unreasonable fees.

Violation of the provisions of the E-Commerce Law may entail being ordered to make corrections within a prescribed period of time, confiscation of gains illegally obtained, fines, suspension of business, inclusion of such violations in the credit records and possible civil liabilities. If a platform operator knows, or should have known, that an e-commerce operator has conducted acts infringing on the legitimate rights and interests of consumers, but the platform operator fails to take any necessary measure, the platform operator shall be held jointly and severally liable with the e-commerce operator. Where a platform operator fails to examine the qualifications of the e-commerce operators on its platform or fails to protect the safety of its consumers in respect of goods or services that may affect the consumer’s health, the platform operator shall bear corresponding liability to the consumers. Where a platform operator fails to take necessary measures against violations of intellectual property rights by e-commerce operators on its platform, the relevant administrative departments of intellectual property may order the platform operator to make corrections within the required time limit; where it fails to make corrections within the required time limit, the platform operator may face administrative fines of up to RMB2,000,000.

Regulations and Policies on Computer Software

In accordance with the Regulations on the Protection of Computer Software promulgated by the State Council on June 4, 1991 and last amended on March 2013, Chinese citizens, legal persons or other entities own the copyright in software developed by them, including the right of publication, right of authorship, right of modification, right of reproduction, distribution right, rental right, right of communication through network, translation right and other rights that software copyright owners shall have, regardless of whether such software has been published. In accordance with the Measures for the Registration of Computer Software Copyright promulgated by the National Copyright Administration on April 1992 and last amended on February 2002, software copyrights, exclusive licensing contracts for software copyrights and software copyright transfer contracts may be registered, and the National Copyright Administration shall be the competent authority for the administration of software copyright registration and designates the Copyright Protection Center of China as a software registration authority. The Copyright Protection Center of China shall grant a registration certification to a computer software copyright applicant who complies with regulations.

The Several Policies on Further Encouraging the Development of the Software and the Integrated Circuit Industries which was promulgated by the State Council on January 28, 2011 and came into effect on the same date specifies a series of policies on tax preference, promotion of investment, scientific research, talent support, intellectual properties for the software industry. Furthermore, the Several Policies on Promoting the High-quality Development of the Integrated Circuit Industries and the Software Industries in the New Era which was promulgated by the State Council on July 27, 2020 and came into effect on the same date sets forth further policies on tax preference, promotion of investment, research and development, import and export, talent support, intellectual properties for the software industry.

Regulations on Advertisement

The PRC government regulates advertising principally through the SAMR. The PRC Advertising Law, or the Advertising Law, as last amended on April 29, 2021, outlines the regulatory framework for the advertising industry. The Advertising Law stipulates that advertisements shall not contain any false or misleading content or defraud or mislead consumers. Any advertisement that defrauds or misleads consumers with any false or misleading content is considered a false advertisement. An advertiser shall be responsible for the veracity of contents of advertisement. Violation of these regulations may result in penalties calculated on the basis of advertising expenses.

Regulations on Product Quality

According to the Product Quality Law of the PRC, which became effective from September 1, 1993 and was last amended by the SCNPC on December 29, 2018, products for sale must satisfy relevant safety standards and sellers shall adopt measures to maintain the quality of products for sale. For sellers, any violation of state or industrial standards for health and safety or other requirements may result in civil liabilities and administrative penalties, such as compensation for damages, fines, confiscation of products illegally manufactured or sold and the proceeds from the sales of such products and even revocation of business license; in addition, severe violations may subject the responsible individual or enterprise to criminal liabilities. According to the Product Quality Law of the PRC and the Civil Code of the PRC, or the PRC Civil Code, which was promulgated by the National People’s Congress, or the NPC, on May 28, 2020 and took effect on January 1, 2021, where a defective product causes physical injury to another person or damage to another person’s property, such person may claim compensation from the manufacturer or from the seller of the product. If the seller pays the compensation but it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer, and vice versa. The PRC Civil Code further stipulates that if any manufacturer or seller knowingly produces or sells defective products or fails to take effective remedial measures in accordance with the PRC Civil Code and thus causes death or serious injury to the health of another person, such person shall be entitled to claim punitive damages. If the product is defective due to the fault of a third party such as a transport keeper or a warehouser, causing damage to others, the manufacturer or seller of the product shall have the right to claim compensation from the third party after making compensation.

Regulations on Information Security and Privacy Protection

On December 13, 2005, the Provisions on Technical Measures for the Internet Security Protection were promulgated by the Ministry of Public Security and came into effect on March 1, 2006, pursuant to which, internet service providers are required to take appropriate security protection technical measures such as anti-virus, data back-up, keeping records of certain information such as users’ login-in and exit time, and other system maintenance logs, etc., and to keep records of certain users’ information for at least 60 days, and to detect and stop transmission of illegal information and keep relevant records.

On December 28, 2012, the Standing Committee of the National People’s Congress, or the SCNPC, issued the Decision on Strengthening Information Protection on Networks, pursuant to which, network service providers and other enterprises and institutions shall, when collecting and using electronic personal information of citizens in business activities, comply with the principles of legality, rationality and necessarily, explicitly state the purposes, manners and scopes of collecting and using information, and obtain the consent of those from whom information is collected, and shall not collect and use information in violation of laws and regulations and the agreement between both sides; and the network service providers and other enterprises and institutions and their personnel must strictly keep such information confidential and may not divulge, alter, damage, sell, or illegally provide others with such information.

On November 7, 2016, the Cybersecurity Law of the PRC, or the Cybersecurity Law, was promulgated by the SCNPC and came into effective on June 1, 2017. According to the Cybersecurity Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard cyber security in conducting business and providing services. As for the operation of the network or the provision of services through the network, network operators shall take technical and other necessary measures as required by law and the compulsory requirements of national standards to ensure the safe and stable operation of the network, respond to cyber security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. Network operators are also required to, among others, (i) establish internal security management policies and operation procedures; (ii) clearly indicate the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected, when collecting or using personal information; and (iv) strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy. In the event of any unauthorized disclosure, damage or loss of collected personal information, network operators shall take immediate remedial measures, notify the affected users and report the incidents to the relevant authorities in a timely manner.

On May 28, 2020, the National People’s Congress issued the PRC Civil Code, which took effect on January 1, 2021, pursuant to which, natural person’s personal information shall be protected by law, and the processing of personal information shall be subject to the principle of legitimacy, rightfulness and necessity, with no excessive processing.

The Data Security Law of PRC (the “Data Security Law”) was released by the SCNPC on June 10, 2021 and became effective on September 1, 2021. The Data Security Law provides for, amongst others, data security and protection obligations on entities and individuals carrying out data processing activities, and introduces a data classification and hierarchical protection system based on the materiality of data in economic and social development, as well as the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or entities when such data is tampered with, destroyed, divulged, or illegally acquired or used. According to the Data Security Law, data processing activities shall be carried out in accordance with PRC laws and regulations, establishing and improving the whole-process data security management system, organizing and carrying out data security education and training, and taking relevant technical measures and other measures necessary to safeguard data security. In carrying out data processing activities, risk monitoring shall be strengthened, and remedial measures shall be taken immediately when data security defects, loopholes and other risks are found. In the event of a data security incident, the data processors shall take immediate measures to deal with it, inform the user in time and report to the competent authorities in accordance with relevant provisions. The Data Security Law also requires the government to establish data security review mechanism for data processing activities that affect or may affect national security.

On August 16, 2021, the CAC and certain other Chinese government authorities issued the Several Provisions on Automobile Data Security Management (for Trial) (the “Automobile Data Provisions”), which took effect on October 1, 2021. The Automobile Data Provisions stipulate the scope of personal information and important data in the automobile industry and set out the principles and requirements for the automobile data processors to process personal information or important data. The automobile data processors who carry out important data processing activities shall also carry out risk assessments and submit annual automobile data security management report to relevant government authorities at provincial level.

On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law (the “PIPL”), which became effective on November 1, 2021. The PIPL stipulates the scope of personal information, sets out the rules for processing personal information and the rules for cross-border transfer of personal information, as well as clarifies the individual’s rights and the processor’s obligations in the process of personal information processing. The PIPL requires, among others, that (1) informing the individuals of the rules and purposes of personal information processing, impacts of personal information processing and how the individual can exercise their rights, (2) obtaining consents from individuals for personal information processing (separate consent for sensitive personal information processing), (3) establishing internal policies and procedures in terms of personal information processing and taking appropriate technical measures, (4) providing channels for individuals to exercise their personal information rights under the PIPL and respond to their requests; and (5) conduct personal information protection assessment under certain personal information processing activities.

On November 14, 2021, the Cyberspace Administration of China (the “CAC”) released the Regulations on the Administration of Network Data Security (Draft for Comments) (the “Draft Regulations”), which stipulates that a data processor who processes personal information of more than one million users seeking to list abroad or a data processor seeking to list in Hong Kong which affects or may affect national security shall apply for cybersecurity review before its proposed listing. The Draft Regulations also require data processors that process important data or are listed overseas to carry out an annual data security assessment on their own or by engaging a data security services agency, and the data security assessment report for a given year should be submitted to the local cyberspace administration office before January 31 of the following year. However, the Draft Regulations do not provide further clarification on “affect or may affect national security” and it remains uncertain when and in what form will the Draft Regulations be enacted.

On December 28, 2021, the CAC and several other government authorities jointly promulgated the Cybersecurity Review Measures, which became effective from February 15, 2022. According to the Cybersecurity Review Measures, a network platform operator who possesses personal information of more than one million users must apply for cybersecurity review before listing abroad, and cybersecurity review may also be initiated by the Office of Cybersecurity Review if the relevant governmental authority that is a member of the cybersecurity review working mechanism considers relevant network products or services and data processing activities affect or may affect national security.

On July 7, 2022, the CAC promulgated the Measures for Security Assessment of Cross-border Data Transfers (the “Security Assessment Measures”), which took effect on September 1, 2022. According to the Security Assessment Measures, a data processor needs to apply for a security assessment of its cross-border data transfer activities if any of the following thresholds is triggered: (i) it provides important data to a recipient outside of the PRC; (ii) it is a critical information infrastructure operator or it processes personal information of more than one million individuals and provides personal information to a recipient outside of the PRC; (iii) it has exported personal information of more than 100,000 individuals in aggregate or the sensitive personal information of more than 10,000 individuals in aggregate since January 1 of the previous year; or (iv) other circumstances subject to a security assessment as required by the national cyberspace administration. The Security Assessment Measures also provide specific procedures for a security assessment, as well as important factors to be considered in conducting security assessments.

Regulations on Leasing

Pursuant to the Law on Administration of Urban Real Estate which took effect in January 1995 with the latest amendment effective on January 1, 2020, lessors and lessees are required to enter into a written lease contract, containing such provisions as the term of the lease, the use of the premises, rental price, liability for repair, and other rights and obligations of both parties. lessors and lessees are also required to file for registration.

Regulations on Intellectual Property

Copyright and Software Products

On September 7, 1990, The National People’s Congress adopted the Copyright Law of the PRC, or the Copyright Law, which was last amended on November 11, 2020 and became effective on June 1, 2021, providing that PRC citizens, legal persons, or other organizations shall, whether published or not, own copyright in their copyrightable works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center.

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001 and most recently amended on January 30, 2013, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration.

According to the Copyright Law, an infringer will be subject to various civil liabilities, which include cessation of the infringement and apologizing to and compensating the actual loss suffered by the copyright owner. If the actual loss of the copyright owner is difficult to calculate, the income received by the infringer as a result of the infringement will be deemed as the actual loss or if such illegal income is also difficult to calculate, the court can decide the amount of the actual loss up to RMB5,000,000.

Trademarks

On August 23, 1982, the State Council adopted the Trademark Law of the PRC, or the Trademark Law, which was last amended on April 23,2019 and became effective on November 1, 2019. On August 3, 2002, the State Council promulgated the Implementation Regulation of the PRC Trademark Law, which was last amended on April 29, 2014 and became effective on May 1, 2014. The Trademark Office under the SAMR handles trademark registrations and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the first or any renewed ten-year term. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. After receiving an application, the Trademark Office will make a public announcement if the relevant trademark passes the preliminary examination. During the three months after this public announcement, any person entitled to prior rights and any interested party may file an objection against the trademark. The PRC Trademark Office’s decisions on rejection, objection or cancelation of an application may be appealed to the PRC Trademark Review and Adjudication Board, whose decision may be further appealed through judicial proceedings. If no objection is filed within three months after the public announcement or if the objection has been overruled, the PRC Trademark Office will approve the registration and issue a registration certificate, at which point the trademark is deemed to be registered and will be effective for a renewable ten-year period, unless otherwise revoked. Besides, trademark license agreements should be filed with the Trademark Office for record.

Patent

On March 12, 1984, the SCNPC, promulgated the Patent Law of the PRC, which was last amended on October 17, 2020. On June 15, 2001, the State Council promulgated the Implementation Regulation for the Patent Law, which was last amended on January 9, 2010 and became effective on February 1, 2010. According to these laws and regulations, the State Intellectual Property Office is responsible for administering patents in the PRC. The Chinese patent system adopts a “first to file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who filed the application first. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. A patent is valid for 20 years in the case of an invention and 10 years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, third-party use constitutes an infringement of patent rights.

Domain Names

Internet domain name registration and related matters are primarily regulated by the Measures on Administration of Internet Domain Names promulgated by the Ministry of Industry and Information Technology on August 24, 2017 and with effect from November 1, 2017, and the Announcement on Promulgation and Implementation of a Series of Provisions of the Implementing Rules for the Registration of National Top-level Domain Names promulgated by the China Internet Network Information Center on June 18, 2019 with immediate effect. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration.

Regulations relating to Foreign Exchange Control

Regulations on Foreign Currency Exchange

On January 29, 1996, the State Council promulgated the Administrative Regulations on Foreign Exchange of the PRC, which was last amended and came into effect on August 5, 2008. On June 20, 1996, the People’s Bank of China, or the PBOC, promulgated the Administrative Regulations on Foreign Exchange Settlement, Sales and Payment, which became effective on July 1, 1996. Under these regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from State Foreign Exchange Administration of the People’s Republic of China, or the SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of the PRC to pay capital account items such as the repayment of foreign currency denominated loans, direct investment overseas and investments in securities or derivative products outside of the PRC. FIEs are permitted to convert their after tax dividends into foreign exchange and to remit such foreign exchange out of their foreign exchange bank accounts in the PRC.

On March 30, 2015, the SAFE promulgated the Notice on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or the SAFE Circular 19, which was amended on December 30, 2019. According to SAFE Circular 19, the foreign currency capital contribution to an FIE in its capital account may be converted into RMB on a discretional basis.

On June 9, 2016, the SAFE promulgated the Circular on Reforming and Regulating Policies on the Management of the Settlement of Foreign Exchange of Capital Accounts, or the SAFE Circular 16. The SAFE Circular 16 unifies the discretional foreign exchange settlement for all the domestic institutions. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account which has been confirmed by the relevant policies subject to the discretional foreign exchange settlement (including foreign exchange capital, foreign loans and funds remitted from the proceeds from the overseas listing) can be settled at the banks based on the actual operational needs of the domestic institutions. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital is temporarily determined as 100%. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties in accordance with the Foreign Exchange Administrative Regulation and relevant provisions.

Furthermore, the SAFE Circular 16 stipulates that the use of foreign exchange incomes of capital accounts by FIEs shall follow the principles of authenticity and self-use within the business scope of the enterprises. The foreign exchange incomes of capital accounts and capital in RMB obtained by the FIEs from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for the payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or financial schemes other than bank guaranteed products unless otherwise provided by relevant laws and regulations; (iii) used for granting loans to non-affiliated enterprises, unless otherwise permitted by its business scope; and (iv) used for the construction or purchase of real estate that is not for self-use (except for the real estate enterprises).

On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28. The SAFE Circular 28 stipulates that non-investment FIEs may use capital to carry out domestic equity investment in accordance with the law under the premise of not violating the Negative list and the projects invested are true and in compliance with laws and regulations.

On April 10, 2020, the SAFE promulgated the Circular of SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or the SAFE Circular 8, the reform of facilitating the payments of incomes under the capital accounts shall be promoted nationwide. Under the prerequisite of ensuring true and compliant use of funds and compliance and complying with the prevailing administrative provisions on use of income from capital projects, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing, etc., for domestic payment, without the need to provide proof materials for veracity to the bank beforehand for each transaction.

Regulations on Foreign Debts

A loan made by foreign investors as shareholders in a foreign-invested enterprise is considered to be foreign debt in the PRC and is regulated by various laws and regulations, including the Foreign Exchange Administrative Regulation, the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the Ministry of Finance, or the MOF, and took effect on March 1, 2003, amended on July 26, 2022 and took effect on September 1, 2022 and the Administrative Measures for Registration of Foreign Debts promulgated by SAFE on April 28, 2013 and amended by the Notice of the SAFE on Abolishing and Amending the Normative Documents Related to the Reform of the Registered Capital Registration System on May 4, 2015. Under these rules, a shareholder loan in the form of foreign debt made to a Chinese entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branch. The SAFE Circular 28 provides that a non-financial enterprise in the pilot areas may register the permitted amounts of foreign debts, which is as twice of the non-financial enterprise’s net assets, at the local foreign exchange bureau. Such non-financial enterprise may borrow foreign debts within the permitted amounts and directly handle the relevant procedures in banks without registration of each foreign debt. However, the non-financial enterprise shall report its international income and expenditure regularly.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

On July 4, 2014, the SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or the SAFE Circular 37, that requires PRC residents or entities to register with the SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

The SAFE Circular 37 was issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles issued by SAFE in October 2005. The SAFE further enacted SAFE Circular 13, which allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents that previously failed to comply with the SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under the PRC laws for evasion of foreign exchange regulation.

Regulations on Outbound Direct Investment

On December 26, 2017, the NDRC promulgated the Administrative Measures on Overseas Investments of Enterprises, or NDRC Order No. 11, which took effect on March 1, 2018. According to NDRC Order No. 11, non-sensitive overseas investment projects are required to make record filings with the NDRC or its local branch. On September 6, 2014, MOFCOM promulgated the Administrative Measures on Overseas Investments, which took effect on October 6, 2014. According to such regulation, overseas investments of PRC enterprises that involve non-sensitive countries and regions and non-sensitive industries must make record filings with the MOFCOM or its local branch. The Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment was issued by SAFE on November 19, 2012 and last amended on December 30, 2019, under which PRC enterprises must register for overseas direct investment with local banks. The shareholders or beneficial owners who are PRC entities are required to be in compliance with the related overseas investment regulations. If they fail to complete the filings or registrations required by overseas direct investment regulations, the relevant authority may order them to suspend or cease the implementation of such investment and make corrections within a specified time.

Regulations on Stock Incentive Plans

On February 15, 2012, SAFE promulgated the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies, or the Stock Option Rules, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in a stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly-listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, SAFE Circular 37 provides that PRC residents who participate in a share incentive plan of an overseas unlisted special purpose company may register with SAFE or its local branches before exercising rights.

Regulations on Dividend Distribution

The principal regulations governing distribution of dividends of foreign-invested enterprises include the Foreign Investment Law and the PRC Company Law, which was issued by the SCNPC on 29 December 2003, the latest effective amendment of which became effective from 26 October 2018. On December 29, 2023, the SCNPC passed and promulgated the latest amended Company Law, which would become effective since July 1, 2024. Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with China accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on China accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulations relating to Tax

Enterprise Income Tax

Under the Enterprise Income Tax Law of the PRC, or the EIT Law, which was last amended and became effective on December 29, 2018, and its implementing rules, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25% while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. An enterprise established outside of the PRC with its “de facto management bodies” located within the PRC is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status.

The EIT Law and the implementation rules provide that an income tax rate of 10% should normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (a) do not have an establishment or place of business in the PRC or (b) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. Such income tax on the dividends may be reduced pursuant to a tax treaty between China and other jurisdictions. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from in-charge tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement on Relevant Issues Concerning the “Beneficial Owners” in Tax Treaties issued on February 3, 2018 by the SAT and effective on April 1, 2018, which replaces the Notice on the Interpretation and Recognition of Beneficial Owners in Tax Treaties and the Announcement on the Recognition of Beneficial Owners in Tax Treaties by the SAT, comprehensive analysis based on the stipulated factor therein and actual circumstances shall be adopted when recognizing the “beneficial owner” and agents and designated wire beneficiaries are specifically excluded from being recognized as “beneficial owners.”

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC-resident Enterprises or the SAT Circular 7. Pursuant to SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC-resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a ‘‘reasonable commercial purpose’’ in the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have a real commercial nature which is evidenced by their actual function and risk exposure. Pursuant to SAT Circular 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange.

On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding Regarding Non-PRC-resident Enterprise Income Tax, or the SAT Circular 37, which was amended by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents issued on June 15, 2018 by the SAT. SAT Circular 37 further elaborates the relevant implemental rules regarding the calculation, reporting, and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of SAT Circular 7. SAT Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Value-added Tax

Pursuant to applicable PRC regulations promulgated by the Ministry of Finance and the SAT, any entity or individual conducting business in the service industry is required to pay a valued-added tax, or VAT, with respect to revenues derived from the provision of services. A taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the revenue from services provided.

Regulations relating to Employment Laws

Pursuant to the Labor Law of the PRC, the Labor Contract Law of the PRC and the Implementing Regulations of the Employment Contracts Law, labor relationships between employers and employees must be executed in written form. Wages may not be lower than the local minimum wage. Employers must establish a system for labor safety and sanitation, strictly abide by state standards and provide relevant education to its employees. Employees are also required to work in safe and sanitary conditions.

Under the PRC laws, rules and regulations, including the Social Insurance Law, the Interim Regulations on the Collection and Payment of Social Security Funds and the Regulations on the Administration of Housing Accumulation Funds, employers are required to contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, maternity leave insurance and housing accumulation funds. These payments are made to local administrative authorities and any employer who fails to contribute may be fined and ordered to pay the deficit amount.

Regulations on Anti-Monopoly and Anti-Unfair Competition Laws

Anti-Monopoly Laws

The SCNPC promulgated the Anti-Monopoly Law of the PRC, or the Anti-Monopoly Law, on August 30,2007, which was last amended on June 24, 2022 and became effective on August 1, 2022, prohibiting monopolistic conduct such as entering into monopoly agreements, abuse of dominant market position and concentration of undertakings that have the effect of eliminating or restricting competition.

Pursuant to the Anti-Monopoly Law, competing business operators may not enter into monopoly agreements that eliminate or restrict competition, such as by fixing or changing the price of commodities, limiting the production quantity or sale quantity of commodities, fixing the price of commodities for resale to third party, or conducting jointly boycotting transactions. Such acts are prohibited unless the underlying agreements satisfy the regulatory exemptions for, among others, improving technologies, increasing the efficiency and competitiveness of small and medium-sized undertakings, or safeguarding legitimate interests in cross-border trade and economic cooperation with foreign counterparts. Sanctions for violation of such prohibitions include an order to cease the relevant activities, and confiscation of illegal gains and fines ranging from 1% to 10% of the sales revenues from the previous year, or if no sales revenue was made in the previous year, a fine of not more than RMB5,000,000, or RMB3,000,000 if the intended monopoly agreement has been entered into but not been performed.

In addition, under the Anti-Monopoly Law, a business operator with a dominant market position may not abuse its dominant market position to, among others, (i) sell commodities at unfairly high prices or purchase commodities at unfairly low prices; (ii) sell products at prices below cost without any justifiable cause; and (iii) refuse to trade with a trading party without any justifiable cause. Sanctions for such abuses include an order to cease the relevant activities, and confiscation of the illegal gains and fines ranging from 1% to 10% of sales revenues from the previous year.

Furthermore, where a concentration of undertakings reaches the declaration threshold stipulated by the State Council, a declaration must be approved by the anti-monopoly authority before the parties implement the concentration. Under the relevant provisions, concentration refers to (i) mergers; (ii) acquisition of control over other undertakings by acquiring equities or assets; or (iii) acquisition of control over or the possibility of exercising decisive influence on an undertaking by contract or by any other means. If business operators fail to comply with the mandatory declaration requirement, the anti-monopoly authority is empowered to terminate and/or unwind the transaction, dispose of relevant assets and shares or businesses within certain periods, as well as impose a fine of not more than 10% of sales revenues from the previous year if the concentration of undertakings has or may have an effect of excluding or limiting competition, or a fine of not more than RMB5,000,000 if the concentration of undertakings does not have an effect of excluding or limiting competition.

On February 7, 2021, the Anti-Monopoly Committee of the State Council promulgated the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, aiming to provide guidelines for supervising and prohibiting monopolistic conduct in connection with the internet platform business operations and further elaborate on the factors for recognizing such monopolistic conduct in the internet platform industry. Pursuant to these guidelines, the methods used by an internet platform collecting or using the private information of internet users may also be one of the factors to be considered when analyzing and recognizing monopolistic conducts. For example, whether the relevant business operator compulsorily collects unnecessary user information may be considered when analyzing whether there is a bundled sale or additional unreasonable trading condition, which are behaviors that constitute abuse of dominant market position. In addition, providing differentiated transaction prices or imposing other transaction conditions for consumers with different payment ability based on consumption preferences and usage habits through big data and algorithms analysis is also one of the behaviors that constitute abuse of dominant market position. Furthermore, whether the relevant business operators are required to choose conclusively among the internet platform and its competitive platforms may be considered when analyzing whether such internet platform operator abuses its dominant market position and excludes or restricts market competition. On November 15, 2021, the SAMR promulgated the Overseas Anti-monopoly Compliance Guidelines for Enterprises, which is aimed at helping PRC companies establish and strengthen overseas anti-monopoly compliance systems to reduce overseas anti-monopoly compliance risks. The Guidelines applies to both PRC enterprises that conduct business and operation overseas and PRC enterprises that conduct business and operations in the PRC and may have certain impacts on overseas markets, in particular for those that conduct import and export trade, overseas investments, acquisition, transfer or license of intellectual properties and tendering and bidding activities. However, as these guidelines were only issued recently, their interpretation and implementation in practice are still subject to changes and may continue to evolve.

Anti-Unfair Competition Laws

According to the Anti-Unfair Competition Law promulgated by the Standing Committee of the National People’s Congress on September 2, 1993, which was last amended and became effective on April 23, 2019, operators are prohibited from engaging in unfair competition activities such as market confusion, commercial bribery, misleading false publicity, infringement on trade secrets, price dumping, and illegitimate premium sales. Any operator in violation of the Anti-Unfair Competition Law may be ordered to cease illegal activities, eliminate the adverse effect thereof or compensate for the damages caused to any other party. The competent authorities may also confiscate any illegal gains or impose fines on these operators.

M&A Rules and Regulations on Overseas Listings

According to the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the Circular 10, which were issued jointly by six PRC governmental and regulatory agencies including MOFCOM, SAFE and the CSRC on August 8, 2006, effective on September 8, 2006 and further amended on June 22, 2009 by MOFCOM, a foreign investor is required to obtain necessary approvals when it (i) acquires the equity of a domestic enterprise so as to convert the domestic enterprise into a foreign-invested enterprise; (ii) subscribes the increased capital of a domestic enterprise so as to convert the domestic enterprise into a foreign-invested enterprise; (iii) establishes a foreign-invested enterprise through purchasing the assets of a domestic enterprise and operating these assets; or (iv) purchases the assets of a domestic enterprise, and then invest such assets to establish a foreign-invested enterprise.

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, and five relevant supporting guidelines, together as the New Overseas Listing Rules, which became effective on March 31, 2023. The New Overseas Listing Rules will regulate both direct and indirect overseas offering and listing by PRC domestic companies by adopting a filing-based regulatory regime. According to the New Overseas Listing Rules, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to complete the filing procedure with the CSRC and report relevant information. The New Overseas Listing Rules provide that no overseas listing or offering shall be made under any of the following circumstances: (i) where such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) where the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) where the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) where the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; or (v) where there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The New Overseas Listing Rules also provide that if the issuer meets the following criteria at the same time, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering subject to the filing procedures as set forth under the New Overseas Listing Rules: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited combined financial statements for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in the mainland China, or its main places of business are located in the mainland China, or the senior managers in charge of its business operations and management are mostly Chinese citizens or domiciled in the mainland China. According to the New Overseas Listing Rules, the issuer shall file with the CSRC within three business days after its initial application for the nonpublic review by the SEC is submitted, and the issuer shall report to the CSRC within three business days since its first public filing day. Furthermore, the issuer shall also report to the CSRC with the offering when finished the overseas offering. The New Overseas Listing Rules also require a subsequent overseas securities offering in the same overseas market to be filed within three business days after the completion of such subsequent offering, and subsequent reports to be filed with the CSRC on material events within three business days after the occurrence and public disclosure of such material events, such as change of control or voluntary or forced delisting of the issuer who have completed overseas offerings and listings.

On February 24, 2023, the CSRC, together with other governmental authorities, released the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises, or the Confidentiality and Archives Administration Provisions, which became effective on March 31, 2023. The Confidentiality and Archives Administration Provisions are designed to expand the applicable scope of the regulation to indirect overseas offerings and listings by PRC domestic companies with an emphasis on the confidentiality and archive management duties of PRC domestic companies during the process of overseas offerings and listings. Pursuant to the Confidentiality and Archives Administration Provisions, such domestic companies shall establish the confidentiality and archives system. Bedsides, the domestic companies, securities companies and securities service providers shall first obtain approval from the CSRC or other competent Chinese authorities before cooperating with the inspection and investigation by the overseas securities regulator or competent overseas authority, or providing documents and materials requested during such inspection and investigation.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Junhong Yao	50	Founder, Director and Chief Executive Officer
Liyu Zhang	41	Co-founder, Director and Senior Vice President
Qin Zou	43	Director and Chief Financial Officer
Bofei Kong*	42	Co-founder, Director and Senior Vice President
Jing Zhang*	42	Director
Zhiming Lu*	40	Director
Ming Jin	43	Director
Yan Chen	40	Director
Jia He**	69	Independent Director Nominee
Danni Tang**	37	Independent Director Nominee

____________

*        Each of Bofei Kong and Zhiming Lu has tendered their respective resignations to directorship which are conditional upon, and effective immediately prior to, the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Jing Zhang has tendered his resignation to directorship which is conditional upon, and effective immediately prior to, the date preceding the first public filing of our registration statement on Form F-1, of which this prospectus is a part.

**      Each of Jia He and Danni Tang has accepted appointment as an independent director, which will be immediately effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Executive Officers and Directors

Mr. Junhong Yao founded our company in 2012 and serves as our chief executive officer. Mr. Yao is a serial entrepreneur with over 18 years of experience in car-related industries. Prior to founding our company, Mr. Yao was the co-founder and the COO of CAR Inc., China’s leading car rental company. Prior to that, Mr. Yao was a vice-president of sales and marketing for UAA Beijing from 2005 to 2007, the general manager of Huaxia United from 2003 to 2005, and a software engineer at the Guangzhou Baiyun International Airport Computer Information Management Center. Mr. Yao received a bachelor’s degree in computer application from Nanjing University of Aeronautics and Astronautics in 1995 and an MBA degree from the Chinese University of Hong Kong in 2007.

Mr. Liyu Zhang co-founded our company with Mr. Junhong Yao in 2012 and serves as our director and senior vice president. Prior to founding our company, Mr. Zhang held various financial director and vice president positions in several companies operating in car-related industries, including Shanghai Oriental Auto Parts City Co., Ltd. from January 2009 to September 2012, Lamba (Napa-China) Auto Parts Chain Stores Co., Ltd. from September 2005 to December 2008, and Shanghai Oriental Auto Parts City Co., Ltd. from July 2003 to September 2005, where he oversaw commercial real estate operations, investment and financing, and other finance-related matters. Mr. Zhang received a bachelor’s degree from Shanghai Lixin University of Accounting and Finance in 2003. Mr. Zhang received an MBA degree from Donghua University in 2011 and a Master of Finance degree from Tulane University in 2018.

Ms. Qin Zou has served as our chief financial officer since 2021 and our director since 2023. Prior to joining us, Ms. Zou was the founder and the chief executive officer of myFlair from 2018 to 2021. Prior to founding myFlair, Ms. Zou held several corporate executive positions from 2015 to 2017, including the chief financial officer of UCAR Inc. and the general counsel of the Lianjia Group. Prior to that, Ms. Zou practiced law at Davis Polk & Wardwell LLP. Ms. Zou is a Certified Management Accountant and a member of the State Bar of California. Ms. Zou received a bachelor’s degree in law from Renmin University in 2002, a L.L.M. degree from Transactional Law and Business University in South Korea in 2004, and a J.D. degree, cum laude, from American University Washington College of Law in the United States in 2008.

Ms. Bofei Kong co-founded our business with Mr. Junhong Yao and Mr. Liyu Zhang and currently serves as our senior vice president. Prior to that, Ms. Kong worked at Taobao from 2006 to 2012 where she played a significant role in founding Xianyu, previously known as Ershou.Taoboa.Com, a leading second-hand transaction platform in China. Ms. Kong received a bachelor’s degree in electronic information from Hangzhou Dianzi University in 2003.

Mr. Jing Zhang has served as our director since 2022. Mr. Zhang is a founding member of Primavera Capital Group, or Primavera, responsible for Primavera’s investments in consumer retail, advanced manufacturing and corporate services. He also co-chairs Primavera’s culture and human capital committee. Prior to joining Primavera, Mr. Zhang served in the special situation department and investment banking department of Morgan Stanley from July 2005 to December 2009. Mr. Zhang received a bachelor’s degree in management from Tsinghua University in 2003 and a master’s degree in accounting from Tsinghua University in 2005.

Mr. Zhiming Lu has served as our director since 2023. He joined Warburg Pincus in 2014 and focuses on investments in the financial service sector. Mr. Lu is currently a director of Warburg Pincus. Prior to joining Warburg Pincus, Mr. Lu served as a senior investment manager of Headland Capital from 2011 to 2014 and a manager at Ernst & Young from 2005 to 2011. Mr. Lu received a bachelor’s degree in financial management from Shanghai University of Finance and Economics in 2005.

Mr. Ming Jin has served as our director since 2022. He founded Cygnus Equity in 2015, where he currently serves as the managing partner. At Cygnus Equity, Mr. Jin has been involved in numerous major investment projects, including Wacai, CARH, DSC, and IYunche. Prior to that, Mr. Jin served as the head of Providence Equity’s China business from September 2011 to November 2015, the director of Warburg Pincus from March 2008 to August 2011, and the financial manager of Unilever for South China/North China Region from August 2002 to December 2004. Mr. Jin received a bachelor’s degree in accounting from Tsinghua University in 2002.

Mr. Yan Chen has served as our director since 2023. He has also been a managing partner at BAce Capital since January 2019. From June 2015 to April 2020, Mr. Chen served as a managing director for India & Global Strategic Alliance at Ant Financial. Prior to that, Mr. Chen served as a director at North Asia (Greater China) & Global Strategic Account at Teoco from May 2012 to June 2015. He also acted as an executive director at the Mumbai headquarters of ZTE India from October 2005 to November 2011. Mr. Chen received a bachelor’s degree in computer science from Zhejiang University in 2004.

Dr. Jia He will serve as our independent director upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Dr. He has served as an independent non-executive director in multiple listed companies. including Xinlong Holding (Group) Company Ltd. (SZSE: 000955) since February 2020, Bank of Tianjin Co., Ltd. (HKEx: 1578) since May 2018, and China Chengtong Development Group Limited (HKEx: 0217) since July 2015. Dr. He has over 20 years of experience in the finance and education industry. Dr. He is currently a chair professor at Shandong University. Prior to that, Dr. He was a chair professor at Southern University of Science and Technology of China from May 2014 to November 2020, a double-employed professor of Tsinghua University from September 2005 to December 2020, a professor of the Chinese University of Hong Kong from August 1998 to July 2015, the chair of the finance department of Shanghai Jiao Tong University from September 2006 to August 2007, a core professor of China Europe International Business School from September 2003 to August 2006, an associate professor of the Chinese University of Hong Kong from August 1996 to July 1998, an associate professor (life tenure) of the University of Houston from September 1991 to August 1999, an assistant professor of DePaul University from September 1989 to August 1991 and an assistant professor of Baruch College of City University of New York from September 1988 to August 1989. Dr. He received a bachelor’s degree in mathematics from Heilongjiang University in 1978, a double master’s degree in computer science and decision science engineering from Shanghai Jiao Tong University in 1983, and a Ph.D. degree in finance from the Wharton School of the University of Pennsylvania in 1988.

Ms. Danni Tang will serve as our independent director upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Ms. Tang is the co-founder of VSPN Group Limited and has served as its chief financial officer since its inception and as its director since July 2020. Prior to that, Ms. Tang served as a senior associate and then a vice president at China Development Bank Capital from October 2010 to February 2014 and an investment analyst at Kohlberg Kravis Roberts & Co. from July 2007 to February 2010. Ms. Tang received a bachelor’s degree in economics and mathematics with honors from Bryn Mawr College in 2007 and a master’s degree of science in management from Stanford University in 2020.

For more information about certain shareholders’ rights to appoint directors to our Board, see “Description of Share Capital — Shareholders Agreement.” All such appointment rights will terminate upon the completion of this offering.

Employment Agreements and Indemnification Agreements

[We have entered into employment agreements with each of our executive officers. Each of our executive officers is employed for an indefinite term, unless terminated pursuant to the terms of the agreements or as mutually agreed by the parties thereto. We may terminate an executive officer’s employment for cause at any time without advance notice in certain events. We may terminate an executive officer’s employment by giving a prior written notice or by paying certain unpaid compensation. An executive officer may terminate his or her employment at any time by giving a prior written notice.

Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our customers and suppliers. In addition, each executive officer has agreed to be bound by certain non-competition and non-solicitation restrictions during the term of his or her employment and for a specific period of time following the last date of employment.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.]

Board of Directors

Our board of directors will consist of seven directors, including two independent directors, namely, Dr. Jia He and Ms. Danni Tang, upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. A director is not required to hold any shares in our company to qualify to serve as a director. The Corporate Governance Rules of the Nasdaq generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the Nasdaq permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his or her interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he/she has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he/she may be interested therein and if he/she does so, his/her vote shall be counted and he/she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of the Board of Directors

We intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors immediately and adopt a charter for each of the three committees upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee will consist of Dr. Jia He and Ms. Danni Tang, and is chaired by Dr. Jia He. We have determined that each of Dr. Jia He and Ms. Danni Tang satisfies the requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that each of Dr. Jia He and Ms. Danni Tang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•        the appointment, compensation, retention, termination, and oversight of the work of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for our company;

•        pre-approving the audit services and non-audit services to be provided by our independent auditor;

•        at least annually (i) obtaining and reviewing a report or reports from our independent auditor, (ii) reviewing and evaluating the lead audit partner of the independent auditor team(s), as well as other senior members, (iii) confirming, evaluating and considering the rotation of the independent auditor and audit partners on the audit engagement team as required by law, and (iv) obtaining the opinion of management and the internal auditors of the independent auditor’s performance;

•        reviewing, discussing and approving our annual reports on Form 20-F, quarterly and interim earnings releases or other applicable filings with the SEC or other applicable authorities (including the financial statements and data disclosed therein);

•        reviewing with management, the internal auditors and the independent auditor other material issues, materials, transactions and policies, including but not limited to analyses or written communications prepared by management and/or the independent auditor, the critical accounting policies and practices of our company, the effect of major transactions, related party transactions and any regulatory and accounting initiatives or major issues regarding accounting principles and financial statement presentations;

•        reviewing our disclosure controls and procedures and internal control over financial reporting, policies and practices with respect to risk assessment and risk management;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•        reviewing and approving all proposed related party transactions;

•        at least annually, reviewing and reassessing the adequacy of the committee charter and recommending proposed changes to the board;

•        discussing with the independent auditor its responsibilities under generally accepted auditing standards, reviewing and approving the planned scope and timing of the independent auditor’s annual audit plan(s) and discussing significant findings from the audit and any problems or difficulties encountered;

•        establishing and overseeing procedures for the handling of complaints and whistleblowing regarding accounting, internal accounting controls or auditing matters;

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•        reporting regularly to the board.

Compensation Committee.    Our compensation committee will consist of Mr. Junhong Yao, Ms. Qin Zou and Dr. Jia He and will be chaired by Mr. Junhong Yao. We have determined that Dr. Jia He satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee is responsible for, among other things:

•        overseeing the development and implementation of compensation programs in consultation with our management;

•        reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;

•        reviewing our management succession planning, including policies for executive officers selection and succession in the event of the incapacitation, retirement or removal of the executive officers, and evaluations of, and development plans for, any potential successors to the executive officers;

•        reviewing and evaluating our executive compensation and benefits policies generally, including the reviewing and recommending of any incentive-compensation and equity-based plans that are subject to board approval;

•        reviewing and assessing risks arising from our employee compensation policies and practices and whether any such risks are reasonably likely to have a material adverse effect on our operations;

•        at least annually, reviewing and reassessing the adequacy of the committee charter;

•        selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and

•        reporting regularly to the board.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will consist of Mr. Junhong Yao, Mr. Liyu Zhang and Ms. Danni Tang, and will be chaired by Mr. Junhong Yao. We have determined that Ms. Danni Tang satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•        overseeing searches for and identifying qualified individuals for membership on the board and recommending individuals for membership on the board and its committees for approval by the board and/or the shareholders, if applicable;

•        at least annually, leading the board in a self-evaluation to determine whether it and its committees are functioning effectively, and reviewing the evaluations prepared by each board committee of such committee’s performance and considering any recommendations for proposed changes to the board;

•        overseeing an orientation and continuing education program for directors;

•        at least annually, evaluating its own performance and reporting to the board on such evaluation;

•        reviewing and reassessing the adequacy of the committee charter and recommending proposed changes to the board; and

•        reviewing and approving compensation (including equity-based compensation) for our directors.

Duties and Functions of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. [In accordance with our post-offering amended and restated articles of association, the functions and powers of our board of directors include, among others, (i) convening shareholders’ annual meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends (including interim dividends) and other distributions on shares in issue and authorize payment of the dividends or distributions out of the funds of our company lawfully available therefor, (iii) appointing officers and secretary and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our share register. In addition, in the event of a tie vote, the chairman of our board of directors has, in addition to his personal vote, the right to cast a tie-breaking vote.]

Terms of Directors and Officers

[Our officers are elected by and serve at the discretion of the board. A director shall hold office until the expiration of his or her term, if applicable, or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. A director may be removed from office by an ordinary resolution of shareholders or the affirmative vote of a simple majority of the other directors present and voting at a board meeting, provided that the chairman of the board may only be removed by the affirmative vote of all directors or by a special resolution of shareholders. A director will be removed from office automatically if, among other things, the director (i) resigns by notice in writing to our company; (ii) dies, becomes bankrupt or makes any arrangement or composition with his or her creditors generally; (iii) is prohibited by any applicable law or stock exchange rules from being a director; (iv) is found to be or becomes of unsound mind; or (v) is removed from office pursuant to any other provision of our post offering amended and restated memorandum and articles of association.]

Interested Transactions

[A director may, subject to any separate requirement for audit committee approval under applicable law or applicable Nasdaq rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.]

Compensation of Directors and Executive Officers

In 2023, we paid an aggregate of RMB4.1 million (US$0.6 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “— Share Option Plans.”

Share Option Plans

Souche Incentive Plan

Souche Holdings Ltd adopted the Share Option Plan 2019, or the Souche Incentive Plan, in 2019. In October 2022, in connection with the Restructuring, the Company adopted the Share Option Plan 2022, or the 2022 Plan, which was subsequently amended and restated to mirror the Souche Incentive Plan. All of the then outstanding and unvested awards granted under the Souche Incentive Plan were reflected by the share-based awards granted under, and governed by the terms and conditions of, the 2022 Plan.

2023 Plan

We adopted the 2022 Plan in October 2022. This plan was subsequently amended and restated in August 2023 (such plan, as amended and restated, the “2023 Plan”). The purpose of the 2023 Plan is to recognize and reward participants for their contribution to our company, to attract suitable personnel and to provide incentives to them to remain with and further contribute to us.

Under the 2023 Plan, the maximum number of ordinary shares we are authorized to issue pursuant to equity awards granted thereunder, subject to certain adjustments pursuant to the terms thereof, is 95,487,753 ordinary shares, which have been reserved for issuance pursuant to the 2023 Plan accordingly. The maximum number of shares under the 2023 Plan may be further increased or amended by the Board from time to time. As of the date of this prospectus, there are 78,197,257 ordinary shares issuable upon exercise of outstanding options or other share-based awards granted under the 2023 Plan, 58,724,764 of which reflected awards granted under the Souche Incentive Plan.

The following paragraphs summarize the key terms of the 2023 Plan.

Types of Awards.    The 2023 Plan permits the awards of options.

Plan Administration.    The 2023 Plan shall be subject to the administration of Mr. Junhong Yao, the founder, in accordance with the terms and conditions of the 2023 Plan.

Eligibility.    Equity awards authorized under the 2023 Plan may be granted to any full-time employee or any other persons who devote substantially all of their time and efforts to our business, management and operation, as determined by the founder.

Notice of Grant.    Each award under the 2023 Plan shall be evidenced by a letter of offer, subject to modifications as the founder may from time to time determine. The equity awards shall be deemed to have been granted and accepted and to have taken effect when an acceptance form is completed, signed and returned by the grantee, and is received by the Company at its principal office or such other address otherwise specified in the offer document on or before relevant applicable acceptance date. The equity awards underlying the 2023 Plan typically vest in four years and the grantees shall not exercise the equity awards before the completion of this offering.

Transfer Restrictions.    The equity award is personal to the grantee and shall not be assignable and no grantee shall in any way sell, transfer, charge, mortgage, encumber or create an interest (legal or beneficial) in favor of any third party over or in relation to any option grant or attempt so to do, except with the prior written consent of our founder from time to time.

Voting Power.    The grantee irrevocably and unconditionally constitutes and appoints our founder with full power of substitution as the grantee’s true and lawful attorney and irrevocable proxy, for and in the grantee’s name, to vote each of the shares allotted upon the exercise of an option as the grantee’s proxy, at every meeting of the shareholders of the Company or any adjournment thereof or in connection with any written consent of the Company’s shareholders.

Amendment of the 2023 Plan.    The 2023 Plan may be altered in any respect by resolution of the Board, except for the provisions as otherwise set forth under the 2023 Plan.

Termination of the 2023 Plan.    The Company, by ordinary resolution of the shareholders in general meeting or resolution of the Board, may at any time terminate the operation of the 2023 Plan and in such event no further options will be offered but in all other respects the provisions of the 2023 Plan shall remain in force and options granted prior to such termination shall continue to be valid and exercisable in accordance with the 2023 Plan.

The following table summarizes, as of the date of this prospectus, the number of ordinary shares underlying outstanding options and other equity awards granted to our directors and executive officers under the 2023 Plan:

	Ordinary Shares Underlying Equity Awards Granted	Exercise Price (US$/Share)	Date of Grant(1)	Date of Expiration
Junhong Yao	*	0.21091 to 0.47958	July 26, 2023	October 1, 2032
Liyu Zhang	*	0.00827 to 0.47958	July 26, 2023	October 1, 2032
Qin Zou	*	0.0001 to 0.47958	July 26, 2023	October 1, 2032
Bofei Kong**	*	0.00827 to 0.47958	July 26, 2023	October 1, 2032
Jing Zhang**	—	—	—	—
Zhiming Lu**	—	—	—	—
Ming Jin	—	—	—	—
Yan Chen	—	—	—	—
Jia He†	—	—	—	—
Danni Tang†	—	—	—	—
All directors and executive officers	20,641,557	From 0.0001 to 0.47958	July 26, 2023	October 1, 2032

____________

Note:  *        Less than 1% of our total issued and outstanding shares.

**      Each of Bofei Kong and Zhiming Lu has tendered their respective resignations to directorship which are conditional upon, and effective immediately prior to, the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Jing Zhang has tendered his resignation to directorship which is conditional upon, and effective immediately prior to, the date preceding the first public filing of our registration statement on Form F-1, of which this prospectus is a part.

†        Each of Jia He and Danni Tang has accepted appointment as an independent director, which will be immediately effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

(1)      On July 26, 2023, we granted these individuals options under the 2023 Plan to reflect the share-based awards granted under the Souche Incentive Plan. For details, see “Management — Share Option Plans.”

As of the date of this prospectus, our employees and other qualified individuals other than directors and executive officers as a group held options to acquire a total of 58,847,898 ordinary shares granted under the 2023 Plan.

Yunyang Warrants

In 2020, in connection with its acquisition of Beijing Yunyang Information Technology Co., Ltd., or Yunyang, Souche Holdings Ltd issued warrants to purchase ordinary shares of Souche Holdings Ltd to the founder and certain key employees of Yunyang (the “Yunyang Souche Warrants”). Among these Yunyang Souche Warrants, 1,444,448 warrants were issued to employees of Beijing Yunyang as share-based awards for their services subsequent to such acquisition and are exercisable upon our initial public offering. As part of the Restructuring, in October 2022, the Company authorized and reserved an aggregate of 2,507,698 ordinary shares for issuance of warrants (the “Yunyang Warrants”) to these individuals to mirror their Yunyang Souche Warrants then outstanding held in Souche Holdings Ltd. As of the date of this prospectus, Yunyang Warrants to purchase 2,249,359 shares of the Company remained outstanding.

For discussions of our accounting estimates for awards granted pursuant to our share option plans, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates — Share-based compensation.”

PRINCIPAL SHAREHOLDERS

The following table sets forth information concerning the beneficial ownership of our ordinary shares on an as-converted basis as of the date of this prospectus by:

•        each of our directors (including director nominee(s)) and executive officers; and

•        each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on (i) 941,449,847 ordinary shares on an as-converted basis outstanding as of the date of this prospectus, and (ii)              Class A ordinary shares and 331,292,603 Class B ordinary shares issued and outstanding immediately after the completion of this offering, including              Class A ordinary shares to be sold by us in this offering in the form of ADSs, assuming that the underwriters do not exercise their option to purchase additional ADSs.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Class A Ordinary Shares Beneficially Owned After This Offering		Class B Ordinary Shares Beneficially Owned After This Offering		Total percentage of Beneficial Ownership After This Offering	Voting Power After This Offering***
	Number	%**	Number	%**	Number	%**	%**	%
Directors and Executive Officers†:
Junhong Yao(1)	345,532,913	36.7
Liyu Zhang	*	*
Qin Zou	—	—
Bofei Kong††	—	—
Jing Zhang††	—	—
Zhiming Lu††	—	—
Ming Jin(2)	57,923,923	6.2
Yan Chen	—	—
Jia He†††	—	—
Danni Tang†††	—	—
All directors and executive officers as a group	408,456,836	43.4

Principal Shareholders
Binary Sky Limited(1)	345,532,913	36.7
5Y Capital Entities(3)	94,171,764	10.0
Warburg Pincus Entities(4)	89,229,380	9.5
API (HONG KONG) INVESTMENT LIMITED(5)	88,188,400	9.4
Primavera Entities(6)	65,666,237	7.0
Cygnus Entities(7)	57,079,724	6.1

____________

Notes:

*        Less than 1% of our total outstanding shares on an as-converted basis.

**      For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 941,449,847, being the number of ordinary shares on an as-converted basis outstanding as of the date of this prospectus, or             , being the number of ordinary shares on an as-converted basis outstanding immediately after the completion of this offering, as the case may be, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this prospectus. For more information about how we calculate the number of ordinary shares on an as-converted basis outstanding immediately after the completion of this offering, see “Summary — The Offering.”

***    For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

†        Except as indicated otherwise below, the business address of our directors and executive officers is No. 2 Wangjiang North Road, Room 148, Zhongshan Community, Baiyun Street, Dongyang, Jinhua City, Zhejiang Province, China.

††      Each of Bofei Kong and Zhiming Lu has tendered their respective resignations to directorship which are conditional upon, and effective immediately prior to, the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Jing Zhang has tendered his resignation to directorship which is conditional upon, and effective immediately prior to, the date preceding the first public filing of our registration statement on Form F-1, of which this prospectus is a part.

†††    Each of Jia He and Danni Tang has accepted appointment as an independent director, which will be immediately effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

(1)      The ordinary shares beneficially owned by Mr. Junhong Yao represents the sum of (i) 108,330,350 ordinary shares and 1,132,736 Series F preferred shares (convertible into 1,139,559 ordinary shares after giving effect to certain anti-dilution mechanism) held of record by Binary Sky Limited, a company registered in British Virgin Islands; (ii) an aggregate of 14,235,256 ordinary shares and/or preferred shares (convertible into an aggregate of 14,240,310 ordinary shares after giving effect to certain anti-dilution mechanism) held of record by certain minority shareholders of our company; and (iii) 108,466,752 Series E-1 preferred shares, 96,088,171 Series E-2 preferred shares and 17,239,717 Series E-3 preferred shares (convertible into 17,267,771 ordinary shares after giving effect to certain anti-dilution mechanism), held by Cheche Group Limited, a company organized under the laws of the British Virgin Island. Binary Sky Limited is wholly owned by Octonary Ocean Limited, which is in turn wholly owned by a discretionary trust for which TMF (Cayman) Ltd. acts as the trustee. Mr. Yao is the settlor and the first protector of such discretionary trust, retaining the investment and dispositive powers with respect to the assets of the trust. Mr. Yao and his family are the beneficiaries of the trust. The voting power of the foregoing 14,235,256 ordinary shares and/or preferred shares held by record by certain minority shareholders is vested with Binary Sky Limited and therefore, Binary Sky Limited may be deemed to beneficially own these shares. Mr. Yao and Binary Sky Limited disclaim the pecuniary ownership for such 14,235,256 ordinary shares and/or preferred shares. Cheche Group Limited is controlled by Binary Sky Limited. In September 2023, Cheche Group Limited acquired the aforesaid Series E-1, Series E-2 and Series E-3 preferred shares from Weimarer Limited. The registered address of Binary Sky Limited is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The registered address of Cheche Group Limited is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(2)      Represents (i) 7,522,530 Series D-1 preferred shares held by Doyen Cygnus Education Fund, L.P., a limited partnership organized under the laws of Cayman Islands; (ii) 19,842,390 Series D-1 preferred shares held by Cygnus Equity Sport I, L.P., a limited partnership organized under the laws of Cayman Islands; (iii) 13,228,260 Series D-1 preferred shares held by Cygnus Equity Sport II, L.P., a limited partnership organized under the laws of Cayman Islands; (iv) 9,709,376 Series E-2 preferred shares held by Cygnus Equity Fund III, L.P., a limited partnership organized under the laws of Cayman Islands; to our knowledge, Cygnus Equity Fund III, L.P. holds a 64.5% interest in CMBI Private Equity Series SPC; (v) 6,736,592 Series F preferred shares (convertible into 6,777,168 ordinary shares after giving effect to certain anti-dilution mechanism) held by Cygnus Equity Fund IV, L.P., a limited partnership organized under the laws of Cayman Islands; and (vi) 839,145 Series F preferred shares (convertible into 844,199 ordinary shares after giving effect to certain anti-dilution mechanism) held by Jin Capital Limited, a company registered in British Virgin Islands. Each of Doyen Cygnus Education Fund, L.P., Cygnus Equity Sport I, L.P., Cygnus Equity Sport II, L.P., Cygnus Equity Fund III, L.P. and Cygnus Equity Fund IV, L.P. is ultimately controlled by Cygnus Equity GP, Ltd. Cygnus Equity GP, Ltd. is managed by its board consisting of two individuals, including Mr. Ming Jin who can independently make investment decisions on behalf of Cygnus Equity GP, Ltd. Cygnus Equity GP, Ltd. is controlled by Cygnus Equity Holdings Limited, which, in turn, is controlled by Jin Capital Limited. Jin Capital Limited is ultimately controlled by Mr. Jin. The voting right of the 839,145 Series F preferred shares held by record of Jin Capital Limited has been vested with Mr. Junhong Yao. The registered address of Doyen Cygnus Education Fund, L.P., Cygnus Equity Sport I, L.P., Cygnus Equity Sport II, L.P., Cygnus Equity Fund III, L.P. and Cygnus Equity Fund IV, L.P. is 2nd Floor, Strathvale House, 90 North Church Street, P.O. Box 1103, George Town, Grand Cayman KY1-1102, Cayman Islands. The registered address of Jin Capital Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(3)      Represents (i) 46,135,648 Series A-2 preferred shares held by Morningside China TMT Fund II, L.P., an exempted limited partnership organized under the laws of Cayman Islands; (ii) 9,787,470 Series B preferred shares held by Morningside China TMT Fund II, L.P.; (iii) 6,614,130 Series D-1 preferred shares held by Morningside China TMT Fund II, L.P.; (iv) 4,409,420 Series D-1 preferred shares held by Morningside China TMT Top Up Fund, L.P., an exempted limited partnership organized under the laws of Cayman Islands; (v) 25,859,576 Series E-3 preferred shares (convertible into 25,901,657 ordinary shares after giving effect to certain anti-dilution mechanism) held by MSVC SPF I, L.P., an exempted limited partnership established under the laws of Cayman Islands; and (vi) 1,315,515 Series F preferred shares (convertible into 1,323,439 ordinary shares after giving effect to certain anti-dilution mechanism) held by Morningside China TMT Fund II, L.P. Each of Morningside China TMT Fund II, L.P. and Morningside China TMT Top Up Fund, L.P. is controlled by Morningside China TMT GP II, L.P., their general partner. Morningside China TMT GP II, L.P. is, in turn, controlled by TMT General Partner Ltd., its general partner. MSVC SPF I, L.P. is controlled by MSVC SPF I GP, L.P., its general partner. MSVC SPF I GP, L.P. is controlled by TMT General Partner Ltd., its general partner. TMT General Partner Ltd. is controlled by its board consisting of four individuals, including Jianming Shi, Qin Liu, Gerald Lokchung Chan and Makim Wai On Andrew Ma, who have the voting and dispositive powers over the shares held by Morningside China TMT Fund II, L.P., Morningside China TMT Top Up Fund. L.P. and MSVC SPF I, L.P. The registered office of Morningside China TMT Fund II, L.P., Morningside China TMT Top Up Fund, L.P. and MSVC SPF I, L.P. is PO Box 1350, Windward 3, Regatta Office Park, Grand Cayman KY1-1108, Cayman Islands.

(4)      Represents 1,500,000 ordinary shares, 44,094,200 Series D-1 preferred shares, and 43,635,180 Series E-2 preferred shares held by Crystal Gem Holdings Limited, a company organized under the laws of the British Virgin Islands. Warburg Pincus China (Cayman), L.P. holds approximately 45.7% of Crystal Gem Holdings Limited. The general partner of Warburg Pincus China (Cayman), L.P. is Warburg Pincus (Cayman) China GP, L.P., the general partner of which is Warburg Pincus (Cayman) China GP LLC. The managing member of Warburg Pincus (Cayman) China GP LLC is Warburg Pincus Partners II (Cayman), L.P., the general partner of which is Warburg Pincus (Bermuda) Private Equity GP Ltd. Charles R. Kaye is the sole director and chairman of Warburg Pincus (Bermuda) Private Equity GP Ltd., ultimate general partner of Warburg Pincus China (Cayman), L.P., managing member and chief executive officer of Warburg Pincus LLC and may be deemed to control the Warburg Pincus entities. Mr. Kaye disclaims beneficial ownership of all shares held by the Warburg Pincus entities. The address of the Warburg Pincus entities is 450 Lexington Avenue, New York, New York 10017. The registered office of Crystal Gem Holdings Limited is P.O. Box 3340, Road Town, Tortola, British Virgin Islands.

(5)      Represents 88,188,400 Series D preferred shares held by API (HONG KONG) INVESTMENT LIMITED, a limited liability company incorporated under Hong Kong. API (HONG KONG) INVESTMENT LIMITED is wholly owned by Ant Group Co., Ltd. Ant Group Co., Ltd.’s board consists of eight individuals, namely Eric Xiandong JING, Cyril Xinyi HAN, Joe TSAI, Li CHENG, Quan HAO, Yiping HUANG, Xiaolei YANG and Laura May-Lung CHA. The registered office of API (HONG KONG) INVESTMENT LIMITED is 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

(6)      Represents (i) 11,023,550 Series D-1 preferred shares and 11,283,795 Series E-2 preferred shares held by PV Milky Way Limited, a company organized under the laws of the British Virgin Islands; and (ii) 43,099,293 Series F preferred shares (convertible into 43,358,892 ordinary shares after giving effect to certain anti-dilution mechanism) held by PV Gearbox II Limited, a company organized under the laws of the British Virgin Islands. PV Milky Way Limited is a wholly-owned subsidiary of Primavera Capital Fund II L.P., the general partner of which is Primavera Capital GP II Ltd. Primavera Capital GP II Ltd. is controlled by its board consisting of three individuals, including Zuliu Hu, Richard Alvah Ruffer Jr. and Leon Dwayne Rhule, who have the voting power and dispositive power over the shares held by PV Milky Way Limited. PV Gearbox II Limited is a wholly-owned subsidiary of Primavera Capital Fund III L.P., the general partner of which is Primavera Capital GP III Ltd. Primavera Capital GP III Ltd. is controlled by its board consisting of three individuals, including Zuliu Hu, Richard Alvah Ruffer Jr. and Leon Dwayne Rhule, who have the voting power and dispositive power over the shares held by PV Gear Box II Limited. The registered office of PV Milky Way Limited is Vista Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The registered office of PV Gearbox II Limited is Vista Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(7)      Represents (i) 7,522,530 Series D-1 preferred shares held by Doyen Cygnus Education Fund, L.P., a limited partnership organized under the laws of Cayman Islands; (ii) 19,842,390 Series D-1 preferred shares held by Cygnus Equity Sport I, L.P., a limited partnership organized under the laws of Cayman Islands; (iii) 13,228,260 Series D-1 preferred shares held by Cygnus Equity Sport II, L.P., a limited partnership organized under the laws of Cayman Islands; (iv) 9,709,376 Series E-2 preferred shares held by Cygnus Equity Fund III, L.P., a limited partnership organized under the laws of Cayman Islands; to our knowledge, Cygnus Equity Fund III, L.P. holds a 64.5% interest in CMBI Private Equity Series SPC; and (v) 6,736,592 Series F preferred shares (convertible into 6,777,168 ordinary shares after giving effect to certain anti-dilution mechanism) held by Cygnus Equity Fund IV, L.P., a limited partnership organized under the laws of Cayman Islands. Each of Doyen Cygnus Education Fund, L.P., Cygnus Equity Sport I, L.P., Cygnus Equity Sport II, L.P., Cygnus Equity Fund III, L.P. and Cygnus Equity Fund IV, L.P. is ultimately controlled by Cygnus Equity GP, Ltd. Cygnus Equity GP, Ltd. is managed by its board consisting of two individuals, including Mr. Jin who can independently make investment decisions on behalf of Cygnus Equity GP, Ltd. The registered address of Doyen Cygnus Education Fund, L.P., Cygnus Equity Sport I, L.P., Cygnus Equity Sport II, L.P., Cygnus Equity Fund III, L.P. and Cygnus Equity Fund IV, L.P. is 2nd Floor, Strathvale House, 90 North Church Street, P.O. Box 1103, George Town, Grand Cayman KY1-1102, Cayman Islands.

As of the date of this prospectus, none of our issued and outstanding ordinary shares are held by record holders in the United States. None of our shareholders has informed us that it is affiliated with a member of Financial Industry Regulatory Authority, or FINRA. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. For a description of issuances of our securities, see “Description of Share Capital — History of Securities Issuances.”

RELATED PARTY TRANSACTIONS

Employment Agreements and Indemnification Agreements

See “Management — Employment Agreements and Indemnification Agreements.”

Private Placements

See “Description of Share Capital — History of Securities Issuances.”

Share Incentives

See “Management — Share Option Plans.”

Contractual Arrangements with the VIEs and their Shareholders

See “Corporate History and Structure.”

Other Related Party Transaction

In the ordinary course of business, from time to time, we carry out other transactions and enter into other arrangements with other related parties. None of these transactions or arrangements are considered to be material except for the following.

The table below sets forth the major related parties and their relationship with us as of December 31, 2023.

Name of related parties	Relationship with the Company
Souche Holdings Ltd or entities controlled by Souche Holdings Ltd	Predecessor
Guotai Dasouche (Tianjin) Financial Leasing Co., Ltd. (“Guotai Dasouche”)	Equity method investee of Souche Holdings Ltd
Alipay. Com Co., Ltd. (“Alipay”)	Affiliate of our principal shareholders
Guangzhou Changji Technology Co., Ltd. (“Guangzhou Changji”)	Equity method investee

____________

(1)      Upon the completion of the Restructuring in June 2023, Guotai Dasouche was no longer a related party of the Group, hence the related party transactions with Guotai Dasouche for the year ended December 31, 2023 includes only transactions that occurred prior to the restructuring, and the balances due from/to Guotai Dasouche was no longer presented as amounts due from/to related parties as of December 31, 2023

(2)    We had the following transactions with major related parties for the periods indicated:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Transaction services provided to:
Guotai Dasouche	—	29,197	70,390	9,914
Souche Holdings Ltd	64,806	13,007	36,717	5,172
Guangzhou Changji(1)	(3,047)	(3,552)	(1,405)	(198)
Total	61,759	38,652	105,702	14,888
Services received from:
Guotai Dasouche	—	940	346	49
Souche Holdings Ltd	13,778	12,244	93,604	13,184
Total	13,778	13,184	93,950	13,233
Loss from disposal of subsidiaries and long-term investments to Predecessor(2)	—	—	(1,029)	(145)
Contribution from Souche Holdings Ltd through waiver of debt	780,363	501,358	64,113	9,030

____________

Note:

(1)      The amount represents negative revenue resulting from excess rebates paid over revenue earned.

(2)      The Group disposed certain subsidiaries and long-term investments to the Predecessor in 2023 for a total cash consideration of RMB7,491 (US$1,055) and recorded a net loss of RMB1,029 (US$145) as “Others, net”.

(3)    We had the following related party balances with the major related parties for the periods indicated:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
	(in thousands)
Amounts due from related parties, current:
Souche Holdings Ltd(1)	75,288	25,842	3,640
Guotai Dasouche(2)	16,632	—	—
Alipay(3)	508	—	—
Others	235	1,395	196
Total	92,663	27,237	3,836
Amounts due from related parties, non-current:
Souche Holdings Ltd(4)	67,102	88,536	12,470
Total	67,102	88,536	12,470

____________

Notes:

(1)      The balances mainly represent amounts due from Souche Holdings Ltd for transaction services, such as delivery services, used car inspection and certification services and other management and administrative support services.

(2)      The balance mainly represents amounts due from Guotai Dasouche for financial products referral services provided.

(3)      The balances mainly represents amounts due from the online payment platform operated by Alipay.

(4)      The balances represents amounts arising from non-trade interest-free loans lent to Souche Holdings Ltd.

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
	(in thousands)
Amounts due to related parties, current:
Souche Holdings Ltd(1)	580	4,791	675
Guotai Dasouche(2)	30,056	—	—
Others	5,496	2,392	337
Total	36,132	7,183	1,012
Amounts due to related parties, non-current:
Souche Holdings Ltd(1)	225,576	281,176	39,603
Total	225,576	281,176	39,603

____________

Notes:

(1)      The balances represent amounts arising from non-trade interest-free loans provided by Souche Holdings Ltd.

(2)      The balances represent amounts arising from non-trade loans due to Guotai Dasouche at 8% interest rate with an original term of 12 months. We have pledged our equity interests in certain of our operating subsidiaries to Guotai Dasouche in connection with the foregoing loans.

DESCRIPTION OF SHARE CAPITAL

We are an exempted company with limited liability incorporated in the Cayman Islands and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and Companies Act (As Revised) of the Cayman Islands, which we refer to as the “Companies Act” below, and the common law of the Cayman Islands.

As of the date hereof, our authorized share capital consists of US$200,000 divided into (i) 1,192,139,384 ordinary shares of a par value of US$0.0001 each, (ii) 6,250,000 Series A-1 preferred shares of a par value of US$0.0001 each, (iii) 46,135,648 Series A-2 preferred shares of a par value of US$0.0001 each; (iv) 11,185,680 Series B preferred shares of a par value of US$0.0001 each; (v) 88,188,400 Series D preferred shares of a par value of US$0.0001 each; (vi) 149,920,280 Series D-1 preferred shares of a par value of US$0.0001 each; (vii) 108,466,752 Series E-1 preferred shares of a par value of US$0.0001 each; (viii) 166,052,206 Series E-2 preferred shares of a par value of US$0.0001 each; (ix) 43,099,293 Series E-3 preferred shares of a par value of US$0.0001 each; and (x) 164,140,119 Series F preferred shares of a par value of US$0.0001 each; and (xi) 24,422,238 Series G preferred shares of a par value of US$0.0001 each. As of the date of this prospectus, there are 136,159,402 ordinary shares, 6,250,000 Series A-1 preferred shares, 46,135,648 Series A-2 preferred shares, 11,185,680 Series B preferred shares, 88,188,400 Series D preferred shares, 149,920,280 Series D-1 preferred shares, 108,466,752 Series E-1 preferred share, 166,052,206 Series E-2 preferred shares, 43,099,293 Series E-3 preferred shares, 160,532,881 Series F preferred shares and 24,422,238 Series G preferred shares issued and outstanding. All of our issued and outstanding ordinary shares and preferred shares are fully paid. Immediately prior to the completion of this offering, except for our Series E-3 and Series F preferred shares, all of the issued and outstanding preferred shares will be converted into, and re-designated and re-classified, as ordinary shares on a one-for-one basis. Series E-3 and Series F preferred shares will be converted into the ordinary shares upon the completion of the offering on a ratio of approximately 0.9984:1 and 0.9940:1, respectively (due to certain anti-dilution mechanism pursuant to the currently effective memorandum and articles of association).

Subject to the approval of our shareholders, we plan to adopt a post-offering amended and restated memorandum and articles of association, which will become effective and replace the current second amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. Our post-offering amended and restated memorandum and articles of association will provide that, upon the closing of this offering, we will have two classes of shares, the Class A ordinary shares and Class B ordinary shares. [Our authorized share capital upon completion of the offering will be US$200,000 divided into 1,400,000,000 Class A ordinary shares of a par value of US$0.0001 each, 400,000,000 Class B ordinary shares of a par value of US$0.0001 each and 200,000,000 shares of such class or classes as our board may determine in accordance with our post-offering amended and restated memorandum and articles of association.] Immediately upon the completion of this offering, we will have              Class A ordinary shares and 331,292,603 Class B ordinary shares issued and outstanding, assuming the underwriters do not exercise their option to purchase additional ADSs. All incentive shares, including options, restricted shares and restricted share units, regardless of the grant dates, will entitle holders to an equivalent number of Class A ordinary shares once the vesting and exercising conditions are met.

The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.

Objects of Our Company

Under our proposed post-offering amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Cayman Islands law.

[Ordinary Shares

General.    Immediately prior to the completion of this offering, our authorized share capital is US$200,000 divided into 1,400,000,000 Class A ordinary shares, 400,000,000 Class B ordinary shares and 200,000,000 shares of such class or classes as our board may determine in accordance with our post-offering amended and restated memorandum and articles of association, with a par value of US$0.0001 each. Holders of ordinary shares will have the same rights except for voting and conversion rights. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. We may not issue share to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and transfer their ordinary shares.

Conversion.    Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person which is not an affiliate of such holder, or upon a change of beneficial ownership of any Class B ordinary shares as a result of which any person who is not an affiliate of the holders of such Class B ordinary shares becomes a beneficial owner of such ordinary shares, such Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares.

Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to our post-offering amended and restated memorandum and articles of association and the Companies Act. Our post-offering amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

Voting Rights; Meeting of Shareholders.    In respect of all matters subject to a shareholders’ vote, holders of ordinary shares shall, at all times, vote on all matters submitted to a vote by the members at any such general meeting. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to 10 votes on all matters subject to the vote at general meetings (including extraordinary general meetings) of our company. Voting at any meeting of shareholders is by a poll and not by show of hands.

A quorum required for a meeting of shareholders consists of one or more shareholders holding a majority of the votes attaching to the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our board of directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-offering amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least seven (7) business days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of not less than a simple majority of all votes cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of not less than two-thirds of all votes cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering amended and restated memorandum and articles of association.

Transfer of Ordinary Shares.    Subject to the restrictions in our post-offering amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors. Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•        the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•        the instrument of transfer is in respect of only one class of shares;

•        the instrument of transfer is properly stamped, if required;

•        in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•        a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer of any shares, they shall within two calendar months after the date on which the instrument of transfer was lodged with our company send notice of the refusal to each of the transferor and the transferee.

The registration of transfers may, after compliance with any notice required of the Nasdaq, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation.    On a winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least fourteen (14) calendar day prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares.    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or are otherwise authorized by our post-offering amended and restated memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.    If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue) of the shares of that class or series, whether or not our company is being wound- up, may be varied with the consent in writing of the holders of not less than a majority of the issued shares of that class or series or with the sanction of a special resolution at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records.    Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, our register of mortgage and charges and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares.    Our post-offering amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•        the designation of the series;

•        the number of shares of the series;

•        the dividend rights, dividend rates, conversion rights, voting rights; and

•        the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions.    Some provisions of our post-offering amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•        authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•        limit the ability of shareholders to requisition and convene general meetings of shareholders.

Exempted Company.    We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is incorporated in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•        does not have to file an annual return of its shareholders with the Registrar of Companies;

•        is not required to open its register of members for inspection;

•        does not have to hold an annual general meeting;

•        may issue shares with no par value;

•        may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as a limited duration company; and

•        may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).]

Register of Members

Under the Companies Act, we must keep a register of members and there should be entered therein:

•        the names and addresses of our members, together with a statement of the shares held by each member, and such statement shall confirm (i) the amount paid or agreed to be considered as paid, on the shares of each member, (ii) the number and category of shares held by each member, and (iii) whether each relevant category of shares held by a member carries voting rights under the articles of association of our company, and if so, whether such voting rights are conditional;

•        the date on which the name of any person was entered on the register as a member; and

•        the date on which any person ceased to be a member.

Under the Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of the Companies Act to have legal title to the shares as set against its name in the register of members. Upon completion of this offering, we will perform the procedure necessary to immediately update the register of members to record and give effect to the issuance of shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name, and in particular, the depositary (or its nominee) will be deemed to be the registered legal holder of the number of shares set out against its name in our register of members, which shall be the shares represented by the ADSs being offered in this offering.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England, but does not follow many recent English law statutory enactments. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements.    The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) three-fourths in value of each class of shareholders, or (b) a majority in number representing three-fourths in value of each class of creditors with whom the arrangement is to be made, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•        the statutory provisions as to the required majority vote have been met;

•        the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•        the arrangement is such that may be reasonably approved by an intelligent and honest man of that Class acting in respect of his interest; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissenting minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.    In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman

Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a Class action against or derivative actions in the name of the company to challenge actions where:

•        a company acts or proposes to act illegally or ultra vires;

•        the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•        those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Under our post-offering amended and restated memorandum and articles of association, which will become effective immediately prior to the completion of this offering, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, losses, damages and expenses incurred or sustained by him by reason of any act done or omitted in or about the execution of their duty in their respective offices or trusts. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Act and our post-offering amended and restated articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated articles of association allow our shareholders holding in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it.

Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, directors (other than the chairman of the board) may be removed with or without cause, by an ordinary resolution of our shareholders or the affirmative vote of a simple majority of the other directors present and voting at a board meeting. A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. In addition, a director’s office shall be vacated if the director (i) dies, becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company; (iv) is prohibited by law or stock exchange rules from being a director; or (v) is removed from office pursuant to any other provisions of our post-offering amended and restated memorandum and articles of association.

Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of the Company are required to comply with fiduciary duties which they owe to the Company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company, and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our post-offering amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our post-offering amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Nonresident or Foreign Shareholders.    There are no limitations imposed by our post-offering amended and restated memorandum and articles of association on the rights of nonresident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Issuance of Ordinary Shares and Preferred Shares

In connection with the Restructuring, in October 2022,

•        we issued a total of 831,409,379 ordinary shares of a par value of US$0.0001 to Souche Holdings Ltd for a total consideration of US$83,141.

•        a total of 695,249,978 ordinary shares issued to Souche Holdings Ltd were re-designated into (i) 6,250,000 Series A-1 preferred shares of a par value of US$0.0001 each, (ii) 46,135,648 Series A-2 preferred shares of a par value of US$0.0001 each; (iii) 11,185,680 Series B preferred shares of a par value of US$0.0001 each; (iv) 149,920,280 Series D-1 preferred shares of a par value of US$0.0001 each; (v) 108,466,752 Series E-1 preferred shares of a par value of US$0.0001 each; (vi) 166,052,206 Series E-2 preferred shares of a par value of US$0.0001 each; (vii) 43,099,293 Series E-3 preferred shares of a par value of US$0.0001 each; and (viii) 164,140,119 Series F preferred shares of a par value of US$0.0001 each (collectively, the “Distributed Preferred Shares”); and

•        Souche Holdings Ltd subsequently made a distribution in specie of the ordinary shares of DSC Holdings Ltd. and Distributed Preferred Shares to its shareholders.

•        Concurrently with the distribution-in-specie as described above, we issued a number of warrants to certain existing shareholders of Souche Holdings Ltd to purchase preferred shares (the “Restructuring Warrants”). All of these warrants, when outstanding, were entitled to the equivalent rights and obligations as the underlying preferred shares as if they had been exercised. The distribution-in-specie as described above and the issuance of Restructuring Warrants are designed to ensure that the equity interests of the shareholders in DSC Holdings Ltd. will be in substance the same as their interests in Souche Holdings Ltd prior to the Restructuring. The Restructuring Warrants were fully exercised and converted into preferred shares prior to the completion of the Restructuring.

For more information about the Restructuring, see “Corporate History and Structure.”

On August 21, 2023, we issued 24,422,238 Series G preferred shares to CTZC Limited for an aggregate consideration of RMB300 million.

Share Option Grants

We have granted share options to certain of our directors, executive officers and employees. See “Management — Share Option Plans.”

Shareholders Agreement

Our currently effective shareholders agreement was entered into on August 21, 2023 by and among us, our shareholders, and certain other parties named therein.

The current shareholders agreement provides for certain special rights, including registration right, right to appoint directors, right of first refusal, co-sale right, and drag-along right and contains provisions governing the board of directors and other corporate governance matters. Each of 5Y Capital, Cygnus Equity, Primavera, API (HONG KONG) Investment Limited and Warburg Pincus, so long as they hold any preferred shares, shall be entitled to appoint one director to the Board. The aforesaid special rights (except the registration right as described below), as well as certain corporate governance provisions, will terminate upon the completion of this offering.

Registration Rights

Pursuant to the current shareholders agreement, we have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights.    At any time after the closing of an IPO, shareholders holding at least twenty percent of the then outstanding shares could submit a request that we effect the registration of the registrable securities under the Securities Act. Upon such a request, we shall within 10 business days of the receipt of such written request give written notice of the proposed registration to all other holders and shall, use our best efforts to effect as soon as practicable, the registration under the Securities Act of all registrable securities which the holders request to be registered within 20 days after the receipt of such notice by us, provided, however, that we shall not be obligated (i) to effect more than one such demand registration within any six month period pursuant to demand registration rights or Form F-3 registration rights or (ii) to effect a demand registration if the holders had an opportunity to participate pursuant to their piggyback registration rights, other than a registration from which the registrable securities of the holders have been excluded pursuant to the provisions under piggyback registrations. If the underwriter advises the holders initiating the registration request pursuant to the demand registration rights in writing that marketing factors require a limitation on the number of shares to be underwritten, then the underwriter may reduce the number of registrable securities that may be included in the underwriting and allocate such number to holders of registrable securities on a pro rata basis, provided that (A) the number of shares of registrable securities to be included in such underwriting and registration shall not be reduced unless all other securities are first entirely excluded from the underwriting and registration and (B) at least twenty percent (20%) of shares of registrable securities requested by the holders to be included in such underwriting and registration.

Piggyback Registration Rights.    If we propose to file a registration statement under the Securities Act for purposes of effecting a public offering (including, but not limited to, registration statements relating to secondary offerings of our securities, but excluding registration statements relating to demand registration or Form F-3 registration or to any employee benefit plan or a corporate reorganization), we shall notify all holders of registrable securities in writing at least thirty days prior to such filing and shall afford each such holder an opportunity to include in such registration statement all or any part of the registrable securities then held by such holder. Each holder desiring to include in any such registration statement all or any part of its registrable securities held shall within twenty days after receipt of the above-described notice from us, so notify us in writing, and in such notice shall inform us of the number of registrable securities it wishes to include in such registration statement. If a holder decides not to include its registrable securities in any registration statement thereafter filed by us, such holder shall nevertheless continue to have the right to include any registrable securities in any subsequent registration statement or registration statements as we may be file with respect to offerings of our securities, all upon the terms of conditions set forth herein. If the managing underwriters of any underwritten offering determine in good faith that marketing factors require a limitation on the number of shares to be underwritten, then such managing underwriters may exclude shares (including registrable securities) from the registration and the underwriting, subject to certain limitations.

Form F-3 Registration Rights.    If we receive from any holder or holders of at least twenty percent (20%) of all registration securities then outstanding a written request or requests that we effect a registration on Form F-3 and any related qualification or compliances with respect to all or a part of the registration securities owned by such holder or holders, we shall, when entitled to use Form F-3 or a comparable form to register the requested registrable securities, subject to certain limitations, (i) promptly give written notice of the proposed registration to all other holders of registrable securities, (ii) effect such registration and all such qualifications and compliances as may be so requested as soon as practicable.

Expense of Registration.    We will bear all registration expenses, except for certain selling expenses, incurred in connection with any demand, piggyback or F-3 registration, subject to certain limitations.

Termination of Registration Rights.    Our shareholders’ registration rights will terminate (i) on the fifth anniversary of the date of closing of an initial public offering, (ii) if all such registrable securities proposed to be sold by a holder may then be sold without registration in any ninety (90) day period pursuant to Rule 144 promulgated under the Securities Act.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

            , as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent              Class A Ordinary Shares (or a right to receive              Class A Ordinary Shares) deposited with             , as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at             .

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights.

Cayman Islands law governs shareholder rights. The depositary will be the holder of the Class A ordinary shares underlying the ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares the ADSs represent.

Cash.    The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Shares.    The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares.    If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions.    The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancelation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender the ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender the ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 40 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property Cancelation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.05 (or less) per ADS A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Any cash distribution to ADS holders Distribution of securities distributed to holders of deposited securities (including rights) that are Depositary services
US$0.05 (or less) per ADS per calendar year Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on the ADSs or on the deposited securities represented by any of the ADSs. The depositary may refuse to register any transfer of the ADSs or allow you to withdraw the deposited securities represented by the ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by the ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancelation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are canceled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold the ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

•        60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•        we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

•        we appear to be insolvent or enter insolvency proceedings;

•        all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•        there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•        there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•        are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

•        are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

•        are not liable if we or it exercises discretion permitted under the deposit agreement;

•        are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•        have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•        may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

•        are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•        the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•        payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•        satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•        compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying the ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•        when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•        when you owe money to pay fees, taxes and similar charges; or

•        when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have              ADSs outstanding, representing              ordinary shares, or approximately             % of our outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while the ADSs have been approved for listing on the Nasdaq, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

We, our directors, executive officers and our existing shareholders have agreed, subject to certain exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares or ADSs, or any securities convertible into or exchangeable or exercisable for our ordinary shares or ADSs, for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers and our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

•        1% of the then outstanding ordinary shares of the same class, in the form of ADSs or otherwise, which will equal approximately              Class A ordinary shares immediately after this offering, assuming the underwriters do not exercise their option to purchase additional ADSs; or

•        the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise on the Nasdaq during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our executive officers, employees and consultants who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act covering all ordinary shares which are either subject to outstanding options or may be issued upon exercise or vesting of any options or other equity awards which may be granted or issued in the future pursuant to our share incentive plan. We expect to file this registration statement as soon as practicable after the date of this prospectus. Shares registered under any registration statements will be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions and the lock-up described below.

TAXATION

The following discussion of Cayman Islands, PRC and United States federal income tax consequences of an investment in the ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under U.S. state, or local laws or the tax laws of any jurisdiction other than the Cayman Islands, the PRC and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Haiwen & Partners, our PRC legal advisor.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or ordinary shares, nor will gains derived from the disposal of the ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC EIT Law, which became effective on January 1, 2008 and was last amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and operations, personnel and human resources, finances and properties of an enterprise.

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises only if all of the following conditions are met: (a) the primary location of the day-to-day operational management is in the PRC; (b) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (c) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (d) at least 50% of voting board members or senior executives habitually reside in the PRC. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011 and last amended on June 2018, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For similar reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders). In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the sale or other disposition of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders (including the ADS holders) of our company would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Risk Factors — Risks Related to Doing Business in China — If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

Certain U.S. Federal Income Tax Considerations

The following are material U.S. federal income tax consequences to you, if you are a U.S. Holder described below, of owning and disposing of our ADSs and or Class A ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to your decision to acquire our ADSs or Class A ordinary shares. The following applies to you only if you acquire your ADSs in this offering and hold the ADSs or underlying Class A ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of your particular circumstances, including alternative minimum tax or Medicare contribution tax consequences, and tax consequences applicable to you if you are subject to special rules, for example if you are:

•        a financial institution;

•        a dealer or trader in securities that uses a mark-to-market method of tax accounting;

•        a person that holds ADSs or Class A ordinary shares as part of a straddle, integrated transaction or similar transaction;

•        a person whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•        a partnership or other entity classified as a partnership for U.S. federal income tax purposes or a partner or investor therein;

•        a tax-exempt entity, an “individual retirement account” or a “Roth IRA”;

•        a person that owns or is deemed to own ADSs or Class A ordinary shares representing ten percent or more of our stock by vote or value; or

•        a person that holds ADSs or Class A ordinary shares in connection with a trade or business conducted outside of the United States.

If you are a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) and you own ADSs or Class A ordinary shares, the U.S. federal income tax treatment of your partners will generally depend on the status of the relevant partners and your activities. If you are a partnership or a partner in a partnership, you should consult your tax adviser as to the particular U.S. federal income tax consequences to you of owning and disposing of ADSs or Class A ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations and the U.S.-PRC income tax treaty (the “Treaty”), all as of the date hereof and all of which are subject to change, possibly with retroactive effect.

For purposes of this discussion, you are a “U.S. Holder” if, for U.S. federal income tax purposes, you are a beneficial owner of ADSs or Class A ordinary shares and:

•        a citizen or individual resident of the United States;

•        a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•        an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This discussion does not address the effects of any state, local or non-U.S. tax laws or any U.S. federal taxes other than income taxes (such as U.S. federal estate or gift tax consequences). You should consult your tax adviser concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or Class A ordinary shares in your particular circumstances.

Taxation of Distributions

The following is subject to the discussion under “— Passive Foreign Investment Company Rules” below.

Distributions paid on the ADSs or Class A ordinary shares, other than certain pro rata distributions of ADSs or Class A ordinary shares, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to you as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders of ADSs may be taxable at a preferential rate. If you are a non-corporate U.S. Holder, you should consult your tax adviser regarding the availability of this preferential tax rate on dividends in your particular circumstances.

Dividends will be included in your income on the date of receipt by the depositary (in the case of ADSs) or you (in the case of the Class A ordinary shares). The amount of income from dividends paid on Class A ordinary shares in foreign currency will be the U.S. dollar amount of the dividend calculated by reference to the spot rate of exchange in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the amount received. You may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Foreign currency gain or loss generally will be treated as U.S.-source gain or loss.

For purposes of the foreign tax credit rules, dividends will be treated as foreign-source income. As described in “Taxation — PRC,” if we are deemed to be a “resident enterprise” under PRC tax law, dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of dividend income will include any amounts withheld in respect of PRC taxes. Subject to applicable limitations that vary depending on your particular circumstances and the discussion below regarding certain Treasury regulations, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty if you are eligible for Treaty benefits) generally will be creditable against your U.S. federal income tax liability. The rules governing foreign tax credits are complex. For example, Treasury regulations provide that, in the absence of an election to apply the benefits of an applicable income tax treaty, in order for non-U.S. income taxes to be creditable, the relevant non-U.S. income tax rules must be consistent with certain U.S. federal income tax principles, and we have not determined whether the PRC income tax system meets this requirement. The U.S. Internal Revenue Service (the “IRS”) has released notices that provide relief from certain of the provisions of the Treasury regulations described above for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). In lieu of claiming a credit, you may be able to elect to deduct non-U.S. income taxes, including PRC taxes, in computing your taxable income, subject to applicable limitations. An election to deduct non-U.S. taxes instead of claiming foreign tax credits applies to all creditable non-U.S. taxes paid or accrued in the taxable year. You should consult your own tax adviser regarding the availability of foreign tax credits in your particular circumstances.

Sale or Other Taxable Disposition of ADSs or Class A Ordinary Shares

The following is subject to the discussion under “— Passive Foreign Investment Company Rules” below.

You generally will recognize capital gain or loss on the sale or other taxable disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized on the sale or disposition and your tax basis in the ADSs or Class A ordinary shares disposed of, in each case as determined in U.S. dollars. The gain or loss will be long-term capital gain or loss if at the time of the sale or disposition you held the ADSs or Class A ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders may be subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

As described in “Taxation — PRC,” if we are deemed to be a “resident enterprise” under PRC tax law, any gain on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes. Under the Code, capital gains of U.S. persons generally are treated as U.S.-source income. However, if you are eligible for the benefits of the Treaty, you may be able to elect to treat the gain as foreign-source income under the Treaty and claim a foreign tax credit in respect of any PRC taxes on disposition gains. Under certain Treasury regulations, you generally will be precluded from claiming a foreign tax credit with respect to PRC income taxes on gains from dispositions of ADSs or Class A ordinary shares unless you are eligible for Treaty benefits and elect to apply them. As discussed above under “ —Taxation of Distributions,” the IRS has released notices that provide relief from certain of their provisions (including the limitation described in the preceding sentence) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). However, even if these Treasury regulations do not prohibit you from claiming a foreign tax credit with respect to PRC taxes on disposition gains, other limitations under the foreign tax credit rules may preclude you from claiming a foreign tax credit with respect to PRC income taxes on disposition gains. If you are precluded from claiming a foreign tax credit, it is possible that any PRC income taxes on disposition gains may either be deductible or reduce the amount realized on the disposition.

The rules governing foreign tax credits and the deductibility of non-U.S. taxes are complex. You should consult your tax adviser regarding your eligibility for the benefits of the Treaty and the creditability or deductibility of any PRC or other non-U.S. tax on disposition gains in your particular circumstances, including the Treaty’s resourcing rules, any reporting requirements with respect to a Treaty-based return position and any applicable limitations.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the value of its assets (generally determined on a quarterly average basis) consists of assets that produce, or are held for the production of, passive income. For the purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the stock of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties (other than certain rents or royalties derived in an active business), and certain investment gains. Cash and cash equivalents are generally treated as passive assets. Goodwill is generally treated as an active asset to the extent it is associated with business activities that generate active income.

Based on the expected composition of our income and assets and the estimated value of our assets, including goodwill, which is based on the expected price of the ADSs in this offering, we do not expect to be a PFIC for our current taxable year. However, our PFIC status for the current or any future taxable year is an annual factual determination that can be made only after the end of that year. Specifically, our PFIC status for any taxable year will depend on the composition of our income and assets and the average value of our assets from time to time (including the value of our goodwill, which may be determined in large part by reference to our market capitalization, which could be volatile). Because following this offering we will hold a substantial amount of cash, we may be or become a PFIC for any taxable year if our market capitalization declines or fluctuates significantly. Furthermore, our annual PFIC status could be impacted by our minority investments in other companies (depending, among other things, on the amount invested and the nature of these companies’ business). In addition, it is not entirely clear how the contractual arrangement between us and the VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us for these purposes. Accordingly, we cannot assure you that we will not be a PFIC for the current or any future taxable year.

If we are a PFIC for any taxable year and any subsidiary, VIE or other company in which we own or are treated as owning equity interests is also a PFIC (any such entity, a “Lower-tier PFIC”), you will be deemed to own your proportionate share of the Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the following paragraph on (i) certain distributions by the Lower-tier PFIC and (ii) a disposition of equity interests of the Lower-tier PFIC, in each case as if you owned your proportionate share of the Lower-tier PFIC directly, even though you will not receive the proceeds of those distributions or dispositions directly.

Generally, if we are a PFIC for any taxable year during which you own our ADSs or Class A ordinary shares, gain recognized upon a disposition (including certain pledges) of ADSs or Class A ordinary shares by you will be allocated ratably over your holding period for the ADSs or Class A ordinary shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest tax rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge will be imposed on the tax allocated to each taxable year. Furthermore, to the extent that distributions you receive on your ADSs or Class A ordinary shares in any taxable year exceed 125% of the average of the annual distributions on the ADSs or Class A ordinary shares received during the preceding three taxable years or your holding period, whichever is shorter, the excess distributions will be subject to taxation in the same manner. If we are a PFIC for any taxable year during which you own ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you own the ADSs or Class A ordinary shares, even if we cease to meet the threshold requirements for PFIC status. If, however, we are a PFIC for any taxable year but cease to be a PFIC for subsequent years, you may make a “deemed sale” election that will allow you to eliminate the continuing PFIC status, in which case any gain on the deemed sale will be taxed under the PFIC rules described above. You should consult your tax adviser regarding the advisability of making this decision.

Alternatively, if we are a PFIC for any taxable year and if the ADSs are “regularly traded” on the Nasdaq, you may make a mark-to-market election with respect to your ADSs (but not Class A Ordinary Shares) that will result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. Our ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ADSs are traded on the Nasdaq on at least 15 days during each calendar quarter. If you timely make a mark-to-market election, you generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over your adjusted tax basis in the ADSs, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis in the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If you timely make the election, your tax basis in the ADSs will be adjusted to reflect the amounts of any income or loss recognized. Any gain recognized on the sale or other disposition of the ADSs in a taxable year in which we are a PFIC will be treated as ordinary income, and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess loss treated as a capital loss). If you make the mark-to-market election, distributions paid on ADSs will be treated as discussed under “— Taxation of Distributions” above (except as described in the subsequent paragraph). Once made, the election will remain in effect for all taxable years in which we are a PFIC, unless it is revoked with the IRS’s consent, or the ADSs cease to be regularly traded on a qualified exchange. You should consult your tax adviser regarding the availability and advisability of making a mark-to-market election in your particular circumstances if we are a PFIC for any taxable year. There is no provision in the Code, Treasury regulations or other official guidance that provides for a right to make a mark-to-market election with respect to any Lower-tier PFIC the shares of which are not regularly traded on a qualified exchange. As a result, even if you make a mark-to-market election with respect to your ADSs, you could nevertheless be subject to the PFIC rules described in the preceding paragraph with respect to your indirect interest in any Lower-tier PFIC.

If we are a PFIC (or are treated as a PFIC with respect to you) for any taxable year in which we pay a dividend or the preceding taxable year, the preferential tax rate on dividends paid to non-corporate U.S. taxpayers will not apply.

We do not intend to provide the information necessary for you to make a “qualified electing fund” election, which, if available, could materially affect the tax consequences of the ownership and disposition of our ADSs or Class A ordinary shares if we are a PFIC for any taxable year. Therefore, you will not be able to make this election.

If you own ADSs or Class A ordinary shares during any taxable year in which we are a PFIC, you generally will be required to file annual reports on IRS Form 8621 with respect to us and any Lower-tier PFIC, generally with your federal income tax return for that year. You should consult your tax adviser regarding the potential application of the PFIC rules to your ownership of ADSs or Class A ordinary shares.

Information Reporting and Backup Withholding

Payments of dividends and proceeds from the sale of ADSs or Class A ordinary shares that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless (i) you are a corporation or other “exempt recipient” (and establish that fact if required to do so) or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding, generally on IRS Form W-9. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals (or one of certain specified entities) may be required to report information relating to their ownership of ADSs or Class A ordinary shares, or non-U.S. financial accounts through which ADSs or Class A ordinary shares are held. You should consult your tax adviser regarding your reporting obligations with respect to your ownership and disposition of the ADSs or Class A ordinary shares.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley Asia Limited and China International Capital Corporation Hong Kong Securities Limited are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs
Morgan Stanley Asia Limited
China International Capital Corporation Hong Kong Securities Limited
Tiger Brokers (NZ) Limited
Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to          additional ADSs at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

The following table sets forth the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional         ADSs.

	Per Share	Total
		No Exercise	Full Exercise
Public offering price	US$	US$	US$
Underwriting discounts and commissions to be paid by:
Us	US$	US$	US$
Proceeds, before expenses, to us	US$	US$	US$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately US$            . We have agreed to reimburse the underwriters for certain expenses up to US$            .

Some of the underwriters are expected to make offers and sales both inside and outside the U.S. through their respective selling agents. Any offers or sales in the U.S. will be conducted by broker-dealers registered with the SEC. Morgan Stanley Asia Limited is not a broker-dealer registered with the SEC, and, to the extent that its conduct may be deemed to involve participation in offers or sales of the ADSs in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with applicable laws and regulations. China International Capital Corporation Hong Kong Securities Limited is not a broker-dealer registered with the SEC and, to the extent that its conduct may be deemed to involve participation in offers or sales of ADSs in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with the applicable laws and regulations. Tiger Brokers (NZ) Limited is not a broker-dealer registered with the SEC and, to the extent that its conduct may be deemed to involve participation in offers or sales of ADSs in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with applicable laws and regulations.

The address of Morgan Stanley Asia Limited is 46/F, International Commerce Center, 1 Austin Road West, Kowloon, Hong Kong. The address of China International Capital Corporation Hong Kong Securities Limited is 29/F, One International Finance Center, 1 Harbor View Street, Central, Hong Kong. The address of Tiger Brokers (NZ) Limited is Level 27, 151 Queen Street, Auckland Central, Auckland 1010.

We will apply for the listing of the ADSs on the Nasdaq under the trading symbol “             ”.

We, our directors, executive officers and existing shareholders have agreed that, without the prior written consent of the representatives, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•        offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, any ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•        file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares, any ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

•        enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs.

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

[The restrictions described in the immediately preceding paragraph are subject to certain exceptions, including:

•        the sale of shares to the underwriters;

•        the issuance by the Company of ordinary shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•        transactions by any person other than us relating to ordinary shares, ADSs or other securities acquired in open market transactions after the completion of the offering of the ADSs; provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is required or voluntarily made in connection with subsequent sales of the ordinary shares, ADSs or other securities acquired in such open market transactions; or

•        the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ordinary shares or ADSs, provided that (i) such plan does not provide for the transfer of ordinary shares or ADSs during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of ordinary shares or ADSs may be made under such plan during the restricted period.

The representatives, in their sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.]

In order to facilitate the offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours, the general condition of the securities markets at the time of this offering, the recent market prices of, and demand for, publicly traded ordinary share of generally comparable companies, and other factors deemed relevant by the representatives and us. Neither we nor the underwriters can assure investors that an active trading market will develop for the ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

[Directed ADS Program

At our request, the underwriters have reserved up to [five] percent of the ADSs [to be issued by the Company] and offered by this prospectus for sale, at the initial public offering price, to some of our directors, officers, employees, business associates and related persons. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction. The number of ADSs available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.]

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia.    This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

a)      you confirm and warrant that you are either:

i.       “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

ii.      “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

iii.     person associated with the company under section 708(12) of the Corporations Act; or

iv.      “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act;

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance;

b)      you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada.    The ADSs may be sold in Canada only to purchasers resident or located in the Provinces of Ontario, Québec, Alberta and British Columbia, purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands.    This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Dubai International Financial Center (“DIFC”).    This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

European Economic Area.    In relation to each Member State of the European Economic Area (each a “Relevant State”), no ADSs have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of ADSs may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)     to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)    to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)     in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of ADSs shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any ADSs being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to ADSs in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

France.    Neither this prospectus nor any other offering material relating to the ADSs described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ADSs has been or will be:

•        to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•        to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer;

•        in any other circumstances falling within Article 3(2) of the Prospectus Directive;

•        released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•        used in connection with any offer for subscription or sale of the ADSs to the public in France.

Such offers, sales and distributions will be made in France only:

•        to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•        to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•        in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The ADSs may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Germany.    This prospectus does not constitute a Prospectus Directive-compliant prospectus in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and does therefore not allow any public offering in the Federal Republic of Germany (“Germany”) or any other Relevant Member State pursuant to § 17 and § 18 of the German Securities Prospectus Act. No action has been or will be taken in Germany that would permit a public offering of the ADSs, or distribution of a prospectus or any other offering material relating to the ADSs. In particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act or any other applicable laws of Germany, has been or will be published within Germany, nor has this prospectus been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within Germany.

Each underwriter will represent, agree and undertake, (i) that it has not offered, sold or delivered and will not offer, sell or deliver the ADSs within Germany other than in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and any other applicable laws in Germany governing the issue, sale and offering of ADSs, and (ii) that it will distribute in Germany any offering material relating to the ADSs only under circumstances that will result in compliance with the applicable rules and regulations of Germany.

This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Hong Kong.    The ADSs may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Israel.    The ADSs offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), nor has it been registered for sale in Israel. The ADSs may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the ADSs being offered. Any resale in Israel, directly or indirectly, to the public of the ADSs offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy.    The offering of ADSs has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, no ADSs may be offered, sold or delivered, nor copies of this prospectus or any other documents relating to the ADSs may not be distributed in Italy except:

•        to “qualified investors,” as referred to in Article 100 of Legislative Decree No. 58 of February 24, 1998, as amended (the “Decree No. 58”) and defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of October 29, 2007, as amended (“Regulation No. 16190”) pursuant to Article 34-ter, paragraph 1, letter. b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended (“Regulation No. 11971”); or

•        in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

Any offer, sale or delivery of the ADSs or distribution of copies of this prospectus or any other documents relating to the ADSs in the Republic of Italy must be:

•        made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of September 1, 1993, as amended (the “Banking Law”), Decree No. 58 and Regulation No. 16190 and any other applicable laws and regulations;

•        in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended; and

•        in compliance with any other applicable notification requirement or limitation which may be imposed, from time to time, by CONSOB or the Bank of Italy or other competent authority.

Please note that, in accordance with Article 100-bis of Decree No. 58, where no exemption from the rules on public offerings applies, the subsequent distribution of the ADSs on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971.

Furthermore, ADSs which are initially offered and placed in Italy or abroad to qualified investors only but in the following year are regularly (“sistematicamente”) distributed on the secondary market in Italy to non-qualified investors become subject to the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971. Failure to comply with such rules may result in the sale of the ADSs being declared null and void and in the liability of the intermediary transferring the ADSs for any damages suffered by such non-qualified investors.

Japan.    The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Korea.    The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been and will not be registered under the Financial Investment Services and Capital Markets Act of Korea and the decrees and regulations thereunder, and the ADSs have been and will be offered in Korea as a private placement under the FSCMA. Furthermore, the purchaser of the ADSs shall comply with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs. By the purchase of the ADSs, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the ADSs pursuant to the applicable laws and regulations of Korea.

Kuwait.    Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

People’s Republic of China.    This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Qatar.    In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Center Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Singapore.    This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (2) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than US$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Switzerland.    The ADSs will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

Taiwan.    The ADSs have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.

United Arab Emirates.    This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs and the underlying shares have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ADSs, the underlying shares and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs and the underlying shares may not be offered or sold directly or indirectly to the public in the UAE.

United Kingdom.    In relation to the United Kingdom, no ADSs have been offered or will be offered pursuant to the offering contemplated by this prospectus to the public in the United Kingdom prior to the publication of a prospectus in relation to the ADSs which has been approved by the Financial Conduct Authority in accordance with the UK Prospectus Regulation, except that it may make an offer to the public in the United Kingdom of any ADSs at any time under the following exemptions under the UK Prospectus Regulation:

(a)     to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

(b)    to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of underwriters for any such offer; or

(c)     in any other circumstances falling within Article 1(4) of the UK Prospectus Regulation,

provided that no such offer of the ADSs shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the UK Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the ADSs in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

For the purposes of this provision, the expression an “offer to the public” in relation to the ADSs in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “UK Prospectus Regulation” means the UK version of Regulation (EU) No 2017/1129 as amended by The Prospectus (Amendment etc.) (EU Exit) Regulations 2019, which is part of UK law by virtue of the European Union (Withdrawal) Act 2018.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the Nasdaq listing fee, all amounts are estimates. The Company will pay all of the expenses of this offering.

Expenses	Amount
U.S. Securities and Exchange Commission registration fee	US$
Nasdaq listing fee	US$
FINRA filing fee	US$
Printing and engraving expenses	US$
Legal fees and expenses	US$
Accounting fees and expenses	US$
Miscellaneous costs	US$
Total	US$

LEGAL MATTERS

We are being represented by Davis Polk & Wardwell LLP with respect to certain legal matters of U.S. federal securities and New York state law. The underwriters are being represented by Cleary Gottlieb Steen & Hamilton LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Class A ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP. Legal matters as to PRC law will be passed upon for us by Haiwen & Partners and for the underwriters by Jingtian & Gongcheng. Davis Polk & Wardwell LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Haiwen & Partners with respect to matters governed by PRC law. Cleary Gottlieb Steen & Hamilton LLP may rely upon Jingtian & Gongcheng Law Firm with respect to matters governed by PRC law.

EXPERTS

The combined and consolidated financial statements of DSC Holdings Ltd. at December 31, 2023 and 2022, and for each of the three years in the period ended December 31, 2023, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young Hua Ming LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The office of Ernst & Young Hua Ming LLP is located at 16th Floor, Ernst & Young Tower, Oriental Plaza, No. 1 East Chang’an Avenue, Dong Cheng District, Beijing, China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

DSC HOLDINGS LTD.

INDEX TO FINANCIAL STATEMENTS

PAGE
Audited Combined and Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm (PCAOB ID: 1408)	F-2
Combined and Consolidated Balance Sheets as of December 31, 2022 and 2023	F-3 – F-5
Combined and Consolidated Statements of Comprehensive Loss for the Years Ended December 31, 2021, 2022 and 2023	F-6 – F-7
Combined and Consolidated Statements of Changes in Shareholders’ Deficit for the Years Ended December 31, 2021, 2022 and 2023	F-8
Combined and Consolidated Statements of Cash Flows for the Years Ended December 31, 2021, 2022 and 2023	F-9 – F-10
Notes to the Combined and Consolidated Financial Statements	F-11 – F-49

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of DSC Holdings Ltd.

Opinion on the Financial Statements

We have audited the accompanying combined and consolidated balance sheets of DSC Holdings Ltd. (the Company) as of December 31, 2023 and 2022, the related combined and consolidated statements of comprehensive loss, changes in shareholders’ deficit and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “combined and consolidated financial statements”). In our opinion, the combined and consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2023.

Beijing, the People’s Republic of China

March 18, 2024

DSC HOLDINGS LTD.
COMBINED AND CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2022	2023	2023
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		161,012	295,133	41,569
Restricted cash		7,140	6,674	940
Short-term investments		—	130,261	18,347
Accounts receivable, net	4	105,369	145,412	20,481
Amounts due from related parties	6	92,663	27,237	3,836
Contract assets	2	39,762	64,469	9,080
Prepaid expenses and other current assets	5	98,082	95,799	13,493
Total current assets		504,028	764,985	107,746

Non-current assets:
Fixed assets	7	16,822	10,769	1,517
Intangible assets	8	130,149	103,019	14,510
Goodwill		649,974	649,642	91,500
Long-term investments	9	19,967	11,154	1,571
Operating lease right-of-use assets	10	99,127	16,048	2,260
Amounts due from related parties	6	67,102	88,536	12,470
Other non-current assets		10,614	13,867	1,953
Total non-current assets		993,755	893,035	125,781
TOTAL ASSETS		1,497,783	1,658,020	233,527

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable (including amounts of the VIEs and VIEs’ subsidiaries without recourse to the primary beneficiary of RMB6,075 and RMB 18,527 (US$2,609) as of December 31, 2022 and 2023, respectively)		27,049	38,007	5,353
Short-term loans (including amounts of the VIEs and VIEs’ subsidiaries without recourse to the primary beneficiary of RMB30,000 and RMB30,000 (US$4,225) as of December 31, 2022 and 2023, respectively)	11	70,000	99,000	13,944
Contract liabilities and customer advance (including amounts of the VIEs and VIEs’ subsidiaries without recourse to the primary beneficiary of RMB21,533 and RMB19,280 (US$2,716) as of December 31, 2022 and 2023, respectively)		65,001	61,524	8,665
Amounts due to related parties (including amounts of the VIEs and VIEs’ subsidiaries without recourse to the primary beneficiary of RMB4,343 and RMB5,432 (US$765) as of December 31, 2022 and 2023, respectively)	6	36,132	7,183	1,012
Operating lease liabilities, current portion (including amounts of the VIEs and VIEs’ subsidiaries without recourse to the primary beneficiary of RMB2,101 and RMB3,309 (US$466) as of December 31, 2022 and 2023, respectively)	10	21,318	11,831	1,666

DSC HOLDINGS LTD.
COMBINED AND CONSOLIDATED BALANCE SHEETS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2022	2023	2023
		RMB	RMB	US$
Accrued expenses and other current liabilities (including amounts of the VIEs and VIEs’ subsidiaries without recourse to the primary beneficiary of RMB132,779 and RMB116,833 (US$16,456) as of December 31, 2022 and 2023, respectively)	12	195,732	198,558	27,966
Total current liabilities		415,232	416,103	58,606

Non-current liabilities:
Deferred tax liabilities (including amounts of the VIEs and VIEs’ subsidiaries without recourse to the primary beneficiary of RMB3,014 and RMB227 (US$32) as of December 31, 2022 and 2023, respectively)	16	3,014	227	32
Amounts due to related parties, non-current (including amounts of the VIEs and VIEs’ subsidiaries without recourse to the primary beneficiary of RMB41,291 and RMB 74,176 (US$10,447) as of December 31, 2022 and 2023, respectively)	6	225,576	281,176	39,603
Operating lease liabilities (including amounts of the VIEs and VIEs’ subsidiaries without recourse to the primary beneficiary of RMB1,808 and nil as of December 31, 2022 and 2023, respectively)	10	76,947	4,917	693
Other non-current liabilities		3,678	4,247	598
Total non-current liabilities		309,215	290,567	40,926
TOTAL LIABILITIES		724,447	706,670	99,532

Commitments and contingencies	15

Mezzanine equity:	13
Series A-1 redeemable convertible preferred shares (US$0.0001 par value; 6,250,000 shares authorized, issued and outstanding as of December 31, 2022 and 2023)		25,503	28,983	4,082
Series A-2 redeemable convertible preferred shares (US$0.0001 par value; 46,135,648 shares authorized, issued and outstanding as of December 31, 2022 and 2023)		188,258	213,941	30,133
Series B redeemable convertible preferred shares (US$0.0001 par value; 11,185,680 shares authorized, issued and outstanding as of December 31, 2022 and 2023)		46,976	53,777	7,574
Series D redeemable convertible preferred shares (US$0.0001 par value; 88,188,400 shares authorized, issued and outstanding as of December 31, 2022 and 2023)		398,275	666,484	93,872
Series D-1 redeemable convertible preferred shares (US$0.0001 par value; 149,920,280 shares authorized, issued and outstanding as of December 31, 2022 and 2023)		756,257	1,718,977	242,113

DSC HOLDINGS LTD.
COMBINED AND CONSOLIDATED BALANCE SHEETS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		As of December 31,
	Notes	2022	2023	2023
		RMB	RMB	US$
Series E-1 redeemable convertible preferred shares (US$0.0001 par value; 108,466,752 shares authorized, issued and outstanding as of December 31, 2022 and 2023)		660,079	1,350,219	190,174
Series E-2 redeemable convertible preferred shares (US$0.0001 par value; 166,052,206 shares authorized, issued and outstanding as of December 31, 2022 and 2023)		1,106,730	2,620,228	369,052
Series E-3 redeemable convertible preferred shares (US$0.0001 par value; 43,099,293 shares authorized, issued and outstanding as of December 31, 2022 and 2023)		482,409	1,125,220	158,484
Series F redeemable convertible preferred shares (US$0.0001 par value; 164,140,119 and 160,532,881 shares authorized, issued and outstanding as of December 31, 2022 and 2023)		2,885,402	5,186,508	730,505
Series G redeemable convertible preferred shares (US$0.0001 par value; nil and 24,422,238 shares authorized, issued and outstanding as of December 31, 2022 and 2023)		—	310,686	43,759
TOTAL MEZZANINE EQUITY		6,549,889	13,275,023	1,869,748

Shareholders’ deficit:
Ordinary Shares (US$0.0001 par value; 1,216,561,622 shares authorized, 136,159,402 shares issued and outstanding as of December 31, 2022 and 2023)		123	123	17
Additional paid-in capital		1,383,241	—	—
Accumulated deficit		(7,162,364)	(12,318,508)	(1,735,026)
Accumulated other comprehensive loss		(489)	(1,680)	(236)
Total DSC Holdings Ltd. shareholders’ deficit		(5,779,489)	(12,320,065)	(1,735,245)
Noncontrolling interests		2,936	(3,608)	(508)
TOTAL SHAREHOLDERS’ DEFICIT		(5,776,553)	(12,323,673)	(1,735,753)
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT		1,497,783	1,658,020	233,527

The accompanying notes are an integral part of these combined and consolidated financial statements.

DSC HOLDINGS LTD.
COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

		For the years ended December 31,
	Notes	2021	2022	2023	2023
		RMB	RMB	RMB	US$
Revenues (including revenues from related parties of RMB61,759, RMB38,652 and RMB105,702 (US$14,888) for the years ended December 31, 2021, 2022 and 2023, respectively)	2	387,485	564,956	909,044	128,036
Cost of revenues (including cost of revenues from related parties of RMB12,790, RMB12,244 and RMB10,804 (US$1,522) for the years ended December 31, 2021, 2022 and 2023, respectively)		(313,934)	(373,096)	(603,327)	(84,977)
Gross profit		73,551	191,860	305,717	43,059

Operating expenses:
Sales and marketing expenses		(213,379)	(255,922)	(265,179)	(37,350)
General and administrative expenses		(128,256)	(205,345)	(145,509)	(20,495)
Research and development expenses		(188,745)	(117,905)	(85,600)	(12,057)
Total operating expenses		(530,380)	(579,172)	(496,288)	(69,902)
Loss from operations		(456,829)	(387,312)	(190,571)	(26,843)

Interest income (expense), net		1,572	(2,258)	(805)	(113)
Foreign exchange (loss) income, net		(392)	185	1,554	219
Others, net		(512)	(4,937)	496	70
Loss before income taxes		(456,161)	(394,322)	(189,326)	(26,667)
Income tax benefits (expenses)	16	8,429	(1,058)	(742)	(105)
Share of profit from equity method investments		2,438	4,529	3,488	491
Net loss		(445,294)	(390,851)	(186,580)	(26,281)
Net loss attributable to noncontrolling interests		(1,584)	(8,668)	(8,216)	(1,157)
Net loss attributable to DSC Holdings Ltd.		(443,710)	(382,183)	(178,364)	(25,124)
Cancellation of preferred shares		—	—	113,370	15,968
Deemed dividends from modifications of preferred shares		—	—	(8,874)	(1,250)
Accretion of preferred shares		—	—	(6,529,630)	(919,679)
Net loss attributable to ordinary shareholders of DSC Holdings Ltd.		(443,710)	(382,183)	(6,603,498)	(930,085)

Loss per share:
Basic and diluted	17	(3.26)	(2.81)	(48.50)	(6.83)
Weighted average shares:
Basic and diluted	17	136,159,402	136,159,402	136,159,402	136,159,402

DSC HOLDINGS LTD.
COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares and per share data)

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	85	21	(1,191)	(168)
Comprehensive loss	(445,209)	(390,830)	(187,771)	(26,449)

Net loss attributable to noncontrolling interests	(1,584)	(8,668)	(8,216)	(1,157)
Comprehensive loss attributable to DSC Holdings Ltd.	(443,625)	(382,162)	(179,555)	(25,292)
Cancellation of preferred shares		—	113,370	15,968
Deemed dividends from modifications of preferred shares	—	—	(8,874)	(1,250)
Accretion of preferred shares	—	—	(6,529,630)	(919,679)
Comprehensive loss attributable to ordinary shareholders of DSC Holdings Ltd.	(443,625)	(382,162)	(6,604,689)	(930,253)

The accompanying notes are an integral part of these combined and consolidated financial statements.

DSC HOLDINGS LTD.
COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”), except for number of shares)

	Attributable to DSC Holdings Ltd.					Non-controlling interests	Total shareholders’ deficit
	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	136,159,402	123	—	(595)	(6,336,471)	(4,611)	(6,341,554)
Net loss	—	—	—	—	(443,710)	(1,584)	(445,294)
Currency translation adjustments	—	—	—	85	—	—	85
Share-based compensation	—	—	2,713	—	—	—	2,713
Contribution from Predecessor	—	—	843,621	—	—	—	843,621
Balance as of December 31, 2021	136,159,402	123	846,334	(510)	(6,780,181)	(6,195)	(5,940,429)
Net loss	—	—	—	—	(382,183)	(8,668)	(390,851)
Currency translation adjustments	—	—	—	21	—	—	21
Contribution from Predecessor	—	—	539,916	—	—	—	539,916
Deemed distribution to noncontrolling interest	—	—	(3,009)	—	—	3,009	—
Capital contribution from noncontrolling interest	—	—	—	—	—	14,790	14,790
Balance as of December 31, 2022	136,159,402	123	1,383,241	(489)	(7,162,364)	2,936	(5,776,553)
Net loss	—	—	—	—	(178,364)	(8,216)	(186,580)
Currency translation differences	—	—	—	(1,191)	—	—	(1,191)
Contribution from Predecessor	—	—	64,113	—	—	—	64,113
Cancellation of preferred shares	—	—	—	—	113,370	—	113,370
Deemed dividends from modifications of preferred shares	—	—	—	—	(8,874)	—	(8,874)
Accretion of preferred shares	—	—	(1,447,354)	—	(5,082,276)	—	(6,529,630)
Capital contribution from noncontrolling interest	—	—	—	—	—	400	400
Disposal of subsidiaries	—	—	—	—	—	1,272	1,272
Balance as of December 31, 2023	136,159,402	123	—	(1,680)	(12,318,508)	(3,608)	(12,323,673)

Balance as of December 31, 2023, in US$		17	—	(236)	(1,735,026)	(508)	(1,735,753)

The accompanying notes are an integral part of these combined and consolidated financial statements.

DSC HOLDINGS LTD.
COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(445,294)	(390,851)	(186,580)	(26,281)
Depreciation and amortization	38,892	36,255	34,468	4,855
Provision of allowance for credit losses	8,706	11,271	7,075	996
Deferred income tax benefit	(10,675)	(514)	(2,787)	(393)
Share of profit from equity method investments	(2,438)	(4,529)	(3,488)	(491)
Share-based compensation	2,713	—	—	—
Gain from disposal of subsidiaries and long-term investments, net	—	—	(2,944)	(415)
Dividend from equity method investment	—	2,055	4,095	577
Others, net	330	(230)	(354)	(49)
Changes in operating assets and liabilities:
Accounts receivable, net	(33,882)	(64,467)	(43,889)	(6,181)
Amounts due from related parties	(38,541)	(35,722)	32,423	4,568
Contract assets	(6,649)	(19,922)	(24,961)	(3,516)
Prepaid expenses and other current assets	8,514	(24,702)	13,643	1,922
Other non-current assets	(1,393)	(3,432)	(6,011)	(847)
Accounts payable	4,141	11,076	7,472	1,052
Amounts due to related parties	815	3,660	1,327	187
Contract liabilities and customer advance	(5,927)	19,551	(3,477)	(490)
Operating lease liabilities	1,884	(490)	3,452	486
Accrued expenses and other current liabilities	48,482	19,049	6,554	924
Other non-current liabilities	2,202	1,563	570	80
Net cash used in operating activities	(428,120)	(440,379)	(163,412)	(23,016)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets	(3,628)	(15,732)	(3,293)	(464)
Purchase of short-term investments	(104,800)	(22,900)	(230,000)	(32,395)
Proceeds from maturity of short-term investments	104,800	22,900	100,000	14,085
Proceeds from disposal of subsidiaries	—	—	3,459	487
Acquisition of long-term investments	(11,393)	(613)	—	—
Net cash used in investing activities	(15,021)	(16,345)	(129,834)	(18,287)

DSC HOLDINGS LTD.
COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Contributions from Predecessor	63,258	38,558	—	—
Proceeds from loans provided by Predecessor	409,606	355,445	137,717	19,397
Proceeds from short-term loans provided by third parties	—	70,000	179,000	25,212
Repayment of short-term loans provided by third parties		—	(150,000)	(21,127)
Proceeds from short-term loans provided by related parties	—	30,000	—	—
Repayment of short-term loans provided by related parties	—	—	(30,000)	(4,225)
Proceeds from issuance of preferred shares	—	—	300,000	42,254
Payments of deferred IPO costs	—	—	(9,025)	(1,271)
Contribution from noncontrolling interests	—	14,790	400	56
Net cash provided by financing activities	472,864	508,793	428,092	60,296

Effect of exchange rate changes on cash, cash equivalents and restricted cash	85	21	(1,191)	(168)
Net change in cash, cash equivalents and restricted cash	29,808	52,090	133,655	18,825
Cash, cash equivalents and restricted cash at the beginning of the year	86,254	116,062	168,152	23,684
Cash, cash equivalents and restricted cash at the end of the year	116,062	168,152	301,807	42,509

Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	116,022	161,012	295,133	41,569
Restricted cash	40	7,140	6,674	940
Total cash, cash equivalents and restricted cash shows in the statement of cash flows	116,062	168,152	301,807	42,509

Supplemental disclosures
Interest paid	—	2,789	4,580	645

Supplemental disclosures of non-cash investing and financing activities:
Contribution from Predecessor through waiver of debt	780,363	501,358	64,113	9,030
Deferred IPO costs included in accounts payable	—	—	5,513	776

The accompanying notes are an integral part of these combined and consolidated financial statements.

DSC HOLDINGS LTD.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

1. ORGANIZATION

(a) Nature of operation

DSC Holdings Ltd. (the “Company”, “DSC”) was incorporated in the Cayman Islands in July 2021 as a wholly owned subsidiary of Souche Holdings Ltd. (“Souche Holdings”, or the “Predecessor”). The Company (and its Predecessor prior to the restructuring), through its subsidiaries, the variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively, the “Group”), provides digitalization solutions and transaction services enabling automobile merchants to digitalize, integrate and optimize their operations in the People’s Republic of China (the “PRC”).

(b) Restructuring

On October 1, 2022, the board of directors of Souche Holdings approved a resolution to split the Predecessor’s businesses, whereby the digitalization solutions and transaction services (the “Listing Businesses”) were transferred from the Predecessor to the Company (the “Restructuring”). The Restructuring was executed in the following steps:

1)      The shareholders of Souche Holdings received the Company’s ordinary shares and/or convertible redeemable preferred shares through a distribution in species by Souche Holdings, or in some cases, warrants to purchase the Company’s ordinary shares and/or preferred shares (the “Restructuring Warrants”). Holders of these warrants were entitled to the equivalent rights and obligations as the underlying ordinary shares and/or preferred shares as if they had been exercised, such that each shareholder’s right and equity interests in the Company were identical to their rights and equity interests in Souche Holdings. The Restructuring Warrants were fully exercised and converted into ordinary shares or preferred shares prior to the completion of the Restructuring.

2)      In May 2023, Souche Holdings transferred Hangzhou Dasouche Information Technology Services Co., Ltd. (“Hangzhou Dasouche”), Cheyipai (Beijing) Automotive Technology Services Co., Ltd., (“Cheyipai”) and Sichuan Dasouche Software Technology Co., Ltd. (collectively, the “WFOEs”) to the Company’s wholly-owned Hong Kong investment holding companies.

3)      Souche Holdings transferred certain PRC operating companies operating the Listing Businesses to the WFOEs through a series of equity transactions at nominal consideration. Further, in May and June 2023, the nominee shareholders of the existing VIEs, Hangzhou Souche Network Technology Co., Ltd. and Beijing Peak Technology Co., Ltd., entered into a series of new contractual arrangements which enabled Hangzhou Dasouche and Cheyipai to consolidate the VIEs and their subsidiaries.

The Restructuring was completed in June 2023.

As of December 31, 2023, the Company’s principal subsidiaries, VIEs and subsidiaries of the VIEs are as follows:

	Date of establishment	Place of establishment	Percentage of equity interest attributable to the Company	Principal activities
Subsidiaries
Hangzhou Dasouche Information Technology Service Co., Ltd.	October 2, 2021	PRC	100%	Investment holding
CheYiPai (Beijing) Automotive Technology Service Co., Ltd.	February 22, 2012	PRC	100%	Investment holding and other services
Sichuan Dasouche Software Technology Co., Ltd.	December 29, 2021	PRC	100%	Investment holding and digitalization solutions services

DSC HOLDINGS LTD.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

1. ORGANIZATION (cont.)

	Date of establishment	Place of establishment	Percentage of equity interest attributable to the Company	Principal activities
Zhejiang Dasouche Software Technology Co., Ltd.	July 4, 2018	PRC	100%	Digitalization solutions services
Hangzhou Souche Cloud Technology Co., Ltd.	April 19, 2020	PRC	100%	SaaS services and used car inspection and certification services
Beijing Shared Logistics Service Co., Ltd.	May 25, 2016	PRC	100%	Delivery services
Zhejiang Dasouche Chain Gold Technology Co., Ltd.	December 27, 2022	PRC	100%	Financial products referral service

Variable interest entities
Hangzhou Souche Network Technology Co., Ltd.	July 3, 2019	PRC	Nil	Investment holding
Beijing Peak Technology Co., Ltd.	February 26, 2015	PRC	Nil	B2B transaction facilitation services

Subsidiaries of the VIEs:
Beijing Yunyang Information Technology Co., Ltd. (“Beijing Yunyang”)	February 26, 2016	PRC	Nil	Digitalization solutions services
Beijing Yunche Network Technology Co., Ltd.	April 21, 2015	PRC	Nil	Delivery services
Beijing Chehang 168 Information Technology Co., Ltd.	April 10, 2014	PRC	Nil	SaaS services and other services

Basis of Presentation for the Restructuring

The shareholders’ equity interest percentages and shareholder rights of DSC Holdings Ltd. are the same as their interests and rights in Souche Holdings Ltd. immediately before and after the Restructuring. Accordingly, the Group accounted for the Restructuring as a transaction between entities under common ownership, which is akin to a restructuring of entities under common control in a manner similar to a pooling of interests. Therefore, the accompanying combined and consolidated financial statements of the Group include the assets, liabilities, revenue, expenses, and cash flows that are directly attributable to the Listing Businesses for all periods presented and are prepared as if the corporate structure of the Group upon the completion of the Restructuring had been in existence since the beginning of the periods presented.

The Group’s assets and liabilities are generally stated at historical carrying amounts. Those assets and liabilities specifically related to the Listing Businesses are included in the Group’s combined and consolidated balance sheets. The Company’s equity structure was retrospectively adjusted with ordinary shares based on par value and the preferred shares based on their fair value on the Restructuring completion date for the periods prior to the completion of the Restructuring. The contributions from the Predecessor were presented as “Contributions from Predecessor” in the statements of changes in shareholders’ deficit.

The Group’s combined and consolidated statements of comprehensive loss include all revenues, costs and expenses directly attributable to the Listing Businesses, including those expenses incurred by the Predecessor and its subsidiaries but relating solely to the Listing Businesses, reflecting allocations of general corporate expense from the

DSC HOLDINGS LTD.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

1. ORGANIZATION (cont.)

Predecessor primarily related to office rental expenses, office utilities, information technology support and certain corporate functions, including senior management, finance, legal and human resources and other shared expenses. The allocations were made on a direct usage basis when identifiable, with the remainder allocated based on the Group’s headcount as a proportion of the Predecessor’s total headcount. These allocations were made on a basis considered reasonable by management but may differ from actual costs which would have been incurred if the Group operated independently during the periods presented. The following tables set forth the sales and marketing expenses and general and administrative expenses allocated from/(to) the Predecessor for the years ended December 31, 2021, 2022 and 2023:

	2021	2022	2023	2023
	RMB	RMB	RMB	US$
General and administrative expenses	3,169	15,998	(1,508)	(212)
Sales and marketing expenses	1,492	(1,093)	2,576	362
Total	4,661	14,905	1,068	150

Prior to the Restructuring, the Predecessor was the sole entity which received proceeds from equity financings. Cash proceeds from such equity financings were allocated on an as-needed basis between the Listing Businesses and the Predecessor’s other subsidiaries. All cash allocations to the Listing Businesses were recorded as inter-company loans as opposed to capital contribution from the Predecessor. After the Restructuring, the Predecessor continued to provide interest-free loans to the Group to meet the working capital needs. Some of these loans were subsequently waived or extended. As a result, the Group’s historical financial information may not be indicative of future results of operations, financial position, shareholders’ deficit and cash flows had the Group operated as a stand-alone entity and contracted at arm’s length with unrelated parties for funding.

(c) Variable interest entities

PRC laws and regulations restrict and impose condition on direct foreign investment in certain types of business including value-added telecommunication business. The Group operated certain businesses through its VIEs, Hangzhou Souche Network Technology Co., Ltd. and Beijing Peak Technology Co., Ltd., and the VIEs’ subsidiaries in order to comply with the laws and regulations of China. The Company, through its WFOEs in the PRC, entered into a series of contractual agreements (the “Contractual Arrangements”) with the shareholders of each VIE which give the WFOEs the power to direct the activities that most significantly affect the economic performance of the VIEs and receive substantially all economic benefits from the VIEs that potentially could be significant to the VIEs.

Despite the lack of equity ownership, through the Contractual Arrangements, the nominee shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interests in the VIEs to the applicable WFOEs, who immediately assigned related voting rights in the VIEs to the Company, which give the Company the power to direct the activities that most significantly impact the VIEs’ economic performance. In addition, through the other exclusive agreements, which consist of the voting proxy agreements, exclusive business cooperation agreements, exclusive equity interest option agreements, share pledge agreements, individual shareholder undertaking, spousal undertaking, financial support undertaking letter and proxy agreements, the Company, through its wholly-owned subsidiaries in the PRC, has the right to receive economic benefits from the VIEs that potentially could be significant to the VIEs. Lastly, through the financial support undertaking letter, the Company has the obligation to absorb losses of the VIEs that could potentially be significant to the VIEs. Therefore, the Company is considered the primary beneficiary of the VIEs and consolidates the VIEs and their subsidiaries. Prior to the Restructuring, the shareholders of each VIE also entered into similar contractual arrangements with the Predecessor, the terms of which are substantially similar to the current Contractual Agreements.

DSC HOLDINGS LTD.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

1. ORGANIZATION (cont.)

The principal terms of the Contractual Arrangements are further described below:

Voting Proxy Agreements

Pursuant to the voting proxy agreements among the Company’s WFOEs, the VIEs and the VIEs’ shareholders, each shareholder of the VIEs authorizes the corresponding WFOEs, the directors authorized by the WFOEs and their successors, and any liquidator replacing the directors of such WFOEs to exercise on behalf of the shareholders all of the rights as a shareholder of the VIEs including but not limited to the right to propose, convene and attend shareholders’ meetings, exercise voting rights, designate and appoint legal representatives, directors, supervisors, chief executive officers, and other senior management members, sign minutes and file documents with relevant company registries, and exercise voting rights on winding up in accordance with PRC laws and the then-effective articles of association of the VIEs. Each voting proxy agreement is irrevocable and remains in effect for as long as the relevant shareholder or its successor(s) continues to own shares in the VIEs.

Exclusive Business Cooperation Agreements

Pursuant to the exclusive business cooperation agreements among the Company’s WFOEs and the VIEs, the Company’s WFOEs have the exclusive right to provide or designate other parties to provide complete technical, consulting and other services to the VIEs. Without prior written consent of the Company’s WFOEs, the VIEs agree not to accept any similar services provided by any third party and shall not cooperate with any third party regarding the matters ascribed by the exclusive business cooperation agreements. The VIEs agree to pay the Company’s WFOEs services fees, the amount of which will be determined and adjusted, from time to time, at the sole discretion of the Company’s WFOEs, taking into account, profit before taxation, working capital requirements, expenses and taxes and operating profit of the VIEs. The Company’s WFOEs have the exclusive ownership of intellectual property rights created as a result of the performance of the agreements. The agreements will remain effective for ten years and shall be extended for 5 years at a time upon each expiration date indefinitely unless the Company’s WFOEs decide not to extend the agreements. The agreements can only be unilaterally revoked/amended by the Company’s WFOEs, whereas under no circumstance can the VIEs terminate the agreements.

Exclusive Equity Interest Option Agreements

Pursuant to the exclusive equity interest option agreements among the Company’s WFOEs, the VIEs and the VIEs’ shareholders, each shareholder of the VIEs grants an irrevocable and exclusive right to the corresponding WFOEs to purchase, or designate one or more persons to purchase, their equity interests in the VIEs at any time in part or in whole, at the sole and absolute discretion of the WFOEs, to the extent permitted under PRC law at a purchase price of the lower of the total capital contribution to the registered capital of the VIEs multiplied by the percentage of equity interests in the VIEs being purchased and the lowest price allowed under PRC law. In the event that the purchase price is greater than RMB1, the shareholders of each of the VIEs agree that any and all proceeds acquired by such shareholders as a result of the exercise of the exclusive right to purchase under this agreement by the respective WFOEs or their designee(s) shall be gifted without compensation to such WFOEs or, as requested by such WFOEs, to their designee(s) in full.

The VIEs and the shareholders of the VIEs jointly and severally covenant that, without prior written consent of the WFOEs, they will not, among others, (i) sell, transfer, dispose, or create any pledge or encumbrance on any equity, assets or business of the VIEs, (ii) increase or decrease the VIEs’ registered capital, change its structure of registered capital, or amend the VIEs’ articles of association, (iii) vote in favor of any shareholder resolution to declare or distribute any dividends or other distributions, if dividends or other form of assets were distributed, the shareholders are required to transfer all received distribution to the WFOEs or their designees, (iv) merge with or acquire other entity or make any investments, (v) enter into any material contracts outside of ordinary course of business, (vi) allow the VIEs to incur any borrowings or loans or guarantee in any form, (vii) appoint or replace any directors or management which shall be appoint/terminate by the WFOEs to operate the VIEs. These agreements will remain in effect for a period

DSC HOLDINGS LTD.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

1. ORGANIZATION (cont.)

of ten years and shall be extended for 5 years at a time upon each expiration date indefinitely unless the Company’s WFOEs decide not to extend the agreement and provide written notice to the VIEs and the shareholders of the VIEs at least 30 days before the end of the term.

Share Pledge Agreements

Pursuant to the share pledge agreements among the Company’s WFOEs, the VIEs and VIEs’ shareholders, shareholders of the VIEs pledged all of their respective equity interests in the VIEs (the “Pledge”) to the Company’s WFOEs as security for performance of the obligations of the VIEs and their shareholders under the Contractual Arrangements including, among others, the exclusive business cooperation agreements, the exclusive equity interest option agreements and the voting proxy agreements. The term of the Pledge shall end when the last obligation secured by the Pledge is paid or fully fulfilled.

The WFOEs are entitled to collect dividends and distributable profits on the pledged equity during the effective period of the share pledge agreements. After the completion of the equity pledge registrations, in the event of a breach by the VIEs or their shareholders of their obligations under the foregoing agreements, the Company’s WFOEs, as pledgee, will have the right, but not the obligation, to dispose of the pledged equity interests in accordance with the provision of the share pledge agreements. Once the Company’s WFOEs elect to dispose the pledge, the shareholders of the VIEs shall cease to be entitled to any rights or interests associated with the equity interest. The shareholders of the VIEs also agree not to transfer the pledged equity interests or allow any security interest or other encumbrance on property rights that could affect the Company’s WFOEs’ rights and interests in the pledged equity interests, unless, approved by the Company’s WFOEs in writing during the term of the share pledge agreement.

Individual Shareholder Undertaking

Pursuant to the individual shareholder undertaking, each of the registered shareholder of the VIEs confirms and irrevocably covenants that their equity interests and all the rights or interests attached thereto will be transferred free of charge and unconditionally to the respective WFOEs or any natural person or legal person designated by the WFOEs in the event of their death or other unforeseen events that render them unable to fulfill their obligations under the relevant share pledge agreements, exclusive equity interest option agreements, and voting proxy agreements. Additionally, the shareholder agrees that his or her spouse does not own and cannot dispose of the equity interests and all the rights or interests attached thereto in the VIEs, and the shareholder will not take actions that compete with the Company.

Spousal Undertaking

Pursuant to the spousal undertaking, the spouses of the applicable registered shareholders of the VIEs acknowledge and confirm the execution of the relevant share pledge agreements, exclusive equity interest option agreements and voting proxy agreements, and unconditionally and irrevocably agrees that the equity interest and all right or interest attached thereto in the VIEs held by and registered in the name of his or her respective spouse will be disposed of pursuant to these agreements. In addition, each of them agrees not to assert any rights over the equity interest and all right or interest attached thereto in the VIEs held by his or her respective spouses. In addition, in the event that any of them obtains any equity interest in the VIEs held by their respective spouses for any reason, such spouses agree to be bound by similar obligations and agree to enter into similar contractual arrangements.

Financial support undertaking letter

Pursuant to the financial support undertaking letter, the Company is obligated and hereby undertakes to provide unlimited financial support to the VIEs, to the extent permissible under the applicable PRC laws and regulations, whether or not any such operational loss is actually incurred. The financial support can take various forms, including but are not limited to cash transfer, entrusted loans, or borrowings. The Company will not request repayment of the

DSC HOLDINGS LTD.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

1. ORGANIZATION (cont.)

loans or borrowings if the VIEs or its nominee shareholders do not have sufficient funds or are unable to repay. The letter is effective until the earlier of (i) the date on which all of the equity interests of the VIEs have been acquired by us or our designee, and (ii) the date on which we, in our sole and absolute discretion, unilaterally terminate the applicable financial support undertaking letters.

Proxy Agreements

Pursuant to the proxy agreements between the Company and the Company’s WFOEs, the WFOEs irrevocably and unconditionally commit to execute their rights under the voting proxy agreements entered into among the WFOEs, the VIEs and VIEs’ shareholders in accordance with the instructions from the Company.

The Group conducted certain businesses through the VIEs and VIEs’s subsidiaries, of which the Company is the ultimate primary beneficiary. In the Company’s opinion, (i) the ownership structures of the VIEs and the WFOEs in China, both currently and immediately after giving effect to this offering, are not in violation of applicable PRC laws and regulations currently in effect; (ii) the contractual arrangements among the WFOEs, VIEs and their shareholders governed by PRC law are currently valid and binding in accordance with the applicable PRC laws and regulations currently in effect and do not result in any violation of the applicable PRC laws or regulations currently in effect; and (iii) the voting proxy agreements between the Company and the WFOEs are not in violation of the articles of association of the Company and Cayman Islands Law.

On January 1, 2020, the Foreign Investment Law came into effect and became the principal laws and regulations governing foreign investment in the PRC. The Foreign Investment Law requires compliance with a negative industry catalog (the “Negative List”) which sets forth the business that are restricted and prohibited from foreign investment. The Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, but it contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council.

There are uncertainties regarding the interpretation of the Foreign Investment Law with respect to the contractual arrangements as a form of foreign investment. The VIEs’ value-added telecommunication services are included in the Negative List. If any of the contractual arrangements would be deemed as a foreign investment that is prohibited by the Foreign Investment Law or any other current or future laws, regulations or interpretations, the Company’s ability, through its wholly-owned subsidiaries in the PRC, to enforce its rights under these contractual arrangements with the VIEs and the Company’s ability to conduct business through the VIEs could be severely limited.

In addition, if the current organizational structure or any of the contractual arrangements were found to be in violation of any existing and/or future PRC laws or regulations, the Company may be subject to penalties, which may include but not be limited to, the cancellation or revocation of the Company’s business and operating licenses, being required to restructure the Company’s operations or discontinue the Company’s operating activities. The imposition of any of these or other penalties may cause the Company to lose its power to direct the activities that most significantly impact the VIEs and/or the right to receive economic benefits that could potentially be significant to the VIEs based on the contractual arrangements, which may result in the Company no longer being able to consolidate the financial results of the VIEs in the combined and consolidated financial statements.

Unrecognized revenue-producing assets held by the VIEs mainly include licenses, such as the internet content provision license, electronic data intercharge license and auction permit, trademarks, patents and the domain names. The licenses and permit held by the VIEs are required under the relevant laws and regulations of mainland China for the operation of internet businesses, and therefore are integral to the Company’s operations.

DSC HOLDINGS LTD.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

1. ORGANIZATION (cont.)

The following tables sets forth the carrying amounts of the assets, liabilities of the VIEs and VIEs’ subsidiaries included in the Company’s combined and consolidated balance sheets:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	40,655	22,364	3,150
Restricted cash	367	—	—
Accounts receivable, net	45,143	70,657	9,952
Amounts due from related parties	19,974	18,095	2,549
Contract assets	6,562	2,866	404
Prepaid expenses and other current assets	24,841	18,705	2,635
Total current assets	137,542	132,687	18,690

Non-current assets:
Fixed assets	1,367	726	102
Intangible assets	130,149	103,019	14,510
Long-term investments	19,955	11,141	1,569
Operating lease right-of-use assets	4,451	3,609	508
Goodwill	649,974	649,642	91,500
Amounts due from related parties	8,686	48,535	6,836
Other non-current assets	3,098	3,675	518
Total non-current assets	817,680	820,347	115,543

Amounts due from the entities within the Group	572,199	649,904	91,537
Total assets	1,527,421	1,602,938	225,770

LIABILITIES
Current liabilities:
Short-term loans	30,000	30,000	4,225
Accounts payable	6,075	18,527	2,609
Contract liabilities and customer advance	21,533	19,280	2,716
Amounts due to related parties	4,343	5,432	765
Operating lease liabilities, current portion	2,101	3,309	466
Accrued expenses and other current liabilities	132,779	116,833	16,456
Total current liabilities	196,831	193,381	27,237

Non-current liabilities:
Deferred tax liabilities	3,014	227	32
Amounts due to related parties, non-current	41,291	74,176	10,447
Operating lease liabilities	1,808	—	—
Total non-current liabilities	46,113	74,403	10,479

Amounts due to the entities within the Group	634,850	727,641	102,486
Total liabilities	877,794	995,425	140,202

DSC HOLDINGS LTD.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

1. ORGANIZATION (cont.)

The following table sets forth the results of operations and cash flows of the VIEs and VIEs’ subsidiaries included in the Company’s combined and consolidated statements of comprehensive loss and cash flows.

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Revenues (including revenues from related parties and the entities within the Group of RMB21,445, RMB27,578 and RMB62,711 (US$8,833) for the years ended December 31, 2021, 2022 and 2023, respectively)	238,738	263,064	342,500	48,240
Total costs of revenues and operating expenses	(396,432)	(296,926)	(372,098)	(52,409)
Net loss	(144,292)	(38,740)	(30,754)	(4,332)
	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Net cash used in operating activities	(145,503)	(22,119)	(17,365)	(2,446)
Net cash generated from/(used in) investing activities	3,077	(432,275)	(77,689)	(10,942)
Net cash generated from financing activities	123,257	439,057	76,763	10,812

The carrying amounts of the assets, liabilities, results of operations and cash flows of the VIEs and their subsidiaries are presented in aggregate due to the similarity of the purpose and design of the VIEs and their subsidiaries, the nature of the assets in these VIEs and their subsidiaries and the type of the involvement of the Company in these VIEs and their subsidiaries.

None of the VIEs’ assets are pledged or collateralized for the VIE’s obligations and which can only be used to settle the VIE’s obligations as of December 31, 2022 and 2023. The amount of the net assets of the VIEs was RMB649,627 and RMB607,513 (US$85,568) as of December 31, 2022 and 2023, respectively. The VIEs’ third-party creditors did not have recourse to the general credit of the Company in the normal course of business. The Company did not provide or intend to provide financial or other support not previously contractually required to the VIEs and VIEs’ subsidiaries during the years presented.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

As disclosed in Note 1(b), the Group completed its Restructuring in June 2023 in order to establish the Company as the parent company of the Listing Businesses. The Restructuring was accounted for under common ownership. Standalone financial statements have not been historically prepared for the Company’s Listing Businesses. Prior to the completion of the Restructuring, there was no controlling financial interest present between or among the entities that comprise the Company’s Listing Businesses and the Group prepared its financial statements on a combined basis including the financial statements of the Company, its subsidiaries, the VIEs and the VIEs’ subsidiaries for which the Company is the primary beneficiary. The combined financial statements of the Company prior to the Restructuring were derived from the accounting records of the Predecessor as if the Company had operated on its own. Upon the completion of the Restructuring, the Company became the controlling entity and the Group prepared its financial statements on a consolidated basis, which is consistent with the preparation of the Company’s combined financial statements. All significant intercompany balances and transactions within the combined or consolidated businesses of the Company have been eliminated.

DSC HOLDINGS LTD.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

As of December 31, 2023, the Group had cash, cash equivalents, restricted cash and short-term investments of RMB432,068 (US$60,856) and net working capital of RMB 348,882 (US$49,140). The Group incurred net losses for the periods presented and had an accumulated deficit of RMB12,318,508 (US$1,735,026) as of December 31, 2023 and negative cash flows from operations of RMB163,412 (US$23,016) for the year ended December 31, 2023. In addition, the holder of Series G redeemable and convertible preferred shares has the right to request the Company to repurchase the preferred shares if the Company fails to consummate the initial public offering on or prior to December 31, 2024 (Note 13).

As most of the historical financing activities were conducted before the Restructuring and the proceeds generated from such financing activities were held by the Predecessor, the Predecessor has historically used such proceeds to make interest-free loans to the Group to meet the working capital needs. In 2021, 2022 and 2023, the Predecessor has waived the debts from the Company for a total amount of RMB780,363, RMB501,358 and RMB64,113 (US$9,030), respectively (Note 6). On March 14, 2024, the Company received an affirmation letter from the Predecessor confirming that the Predecessor will continue to provide adequate financial support to the Group to meet the working capital requirements and payment obligations when become due and will not request any repayment in the next 18 months from the date of the letter. In addition, on the same date, certain subsidiaries and affiliates of the Predecessor have undertaken that they will not request the Group to repay the loans borrowed from them totaling RMB281,176 within 18 months following the date of the undertaking letter. Management expects to gradually mitigate operating losses in the foreseeable future and plans to continuously seek additional fund through public and private equity financings and bank borrowings. Based on the above, management believed that the Company has sufficient fund to support its continuous operations and to meet its payment obligations when liabilities fall due within the next twelve months from the date of issuance of these combined and consolidated financial statements. Accordingly, management continues to prepare the Group’s combined and consolidated financial statements on going concern basis.

Use of Estimates

The preparation of combined and consolidated financial statements and related disclosures in conformity with U.S. GAAP requires management to make judgments, assumptions and estimates that affect the amounts reported in its financial statements and accompanying notes. Significant estimates reflected in the Company’s combined and consolidated financial statements include, but are not limited to, the allowance for credit losses of accounts receivable and contract assets, valuation of goodwill and acquired intangible assets, useful lives and projected undiscounted cash flow of long-lived assets, fair value of redeemable convertible preferred shares and share-based payment awards, valuation allowance for deferred tax assets, income tax uncertainties and incremental borrowing rates for operating lease liabilities. Management bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities. Actual results could materially differ from those estimates.

Foreign currency

The functional currency of the Company and its BVI and Hong Kong subsidiaries is the United States dollar (“US$”), whereas the functional currency of the Company’s PRC subsidiaries, VIEs and VIEs’ subsidiaries is the Renminbi (“RMB”). The reporting currency of the Group is the RMB.

Transactions denominated in foreign currencies are remeasured into the functional currency at the prevailing exchange rates on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are remeasured at the prevailing exchange rates as of each balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are remeasured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the combined and consolidated statements of comprehensive loss.

DSC HOLDINGS LTD.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group translates results of operations and financial position using the average exchange rate for the year and the exchange rate at the balance sheet dates respectively. Translation differences are recorded in other comprehensive loss in the combined and consolidated statements of comprehensive loss.

Convenience translation

Amounts in U.S. dollars are presented for the convenience of the reader and are translated at the noon buying rate of RMB7.0999 per US$1.00 on December 29, 2023 as published on the website of the Board of Governors of the Federal Reserve System. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and time deposits placed with commercial banks with original maturities of three months or less, which are unrestricted as to withdrawal or use.

Restricted cash

Restricted cash primarily consists of cash reserved in bank accounts relating to certain litigation matters. Restricted cash is expected to be released to cash within the next 12 months and therefore, classified as a current asset.

Short-term investments

Short-term investments mainly consist of time deposits with original maturities greater than three months but less than twelve months and investments in wealth management products that the Group has the intention to redeem within one year.

The Group classifies and accounts for investments in debt securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320, Investments — Debt Securities (“ASC 320”). Interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings.

Accounts receivable and contract assets, net

Accounts receivable are recorded at the original invoiced amount less an allowance for credit losses. The Group’s conditional right to consideration in exchange for goods or services that has been transferred to a customer is recorded as contract assets, which are then recognized as accounts receivable when the right to consideration becomes unconditional.

The Group records an allowance for credit losses in accordance with ASC Topic 326, Credit Losses (“ASC 326”) as an offset to accounts receivable and contract assets, with the estimated credit losses charged to “General and administrative expense” in the combined and consolidated statements of comprehensive loss. The Group assesses credit loss by reviewing accounts receivable and contract assets on a collective basis where similar characteristics exist, primarily based on similar business, services or product offerings and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. The Group also considers historical collectability based on past due status, the age of the accounts receivable balances and contract assets balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions. The Group writes off accounts receivable and contract assets when they are determined to be uncollectible and all collection efforts have ceased.

DSC HOLDINGS LTD.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fixed assets

Fixed assets are stated at cost less accumulated depreciation and any recorded impairment, if any. Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful lives of fixed assets are capitalized as additions to the related assets. Depreciation is computed using the straight-line method over the estimated useful lives as follows:

Estimated Useful Life
Computer and electronic equipment	3 – 5 years
Office equipment	3 – 5 years
Motor vehicles	3 – 5 years
Leasehold improvements	Over the shorter of the expected life of leasehold improvements or the lease term

Intangible assets

Acquired intangible assets are carried at cost, less accumulated amortization and impairment, if any. Intangible assets with finite lives are amortized using the straight-line method over the estimated useful lives of the assets.

The estimated useful lives of intangible assets are as follows:

Estimated Useful Life
Customer relationships	3 – 5 years
Software	3 – 5 years
Brands	10 years

Impairment of long-lived assets other than goodwill

The Group evaluates long-lived assets, including fixed assets and intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a long-lived asset group may not be recoverable. When these events occur, the Group assesses the recoverability of these assets (asset group) by determining whether or not the carrying amount of the assets (asset group) will be recovered through the undiscounted future cash flows expected to be generated from their use and eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the asset (asset group), the Group recognizes an impairment loss based on the excess of the carrying amount of the asset (asset group) over their fair value. There was no impairment loss recognized for intangible assets or other long-lived assets for all periods presented.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. The Group assesses goodwill for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events or circumstances that indicate the carrying value may not be recoverable.

The Group has the option to assess qualitative factors first to determine whether it is necessary to perform the quantitative test in accordance with ASC 350-20, Intangibles — Goodwill and Other: Goodwill (“ASC 350-20”). In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the Group performs quantitative impairment test by comparing the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the Group records an impairment loss equal to that excess.

DSC HOLDINGS LTD.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group elected to bypass the qualitative assessment and proceeded directly to perform the quantitative test for all reporting units for the years ended December 31, 2022 and 2023, with the assistance of an independent third-party valuation firm. The Group estimated fair value using the income approach. No impairment was recorded for all periods presented.

Long-term investments

The Group’s long-term investments consist of equity method investments and equity investments without readily determinable fair value.

The Group accounts for equity investments in entities in which it can exercise significant influence but does not own a majority equity interest nor control as equity method investments in accordance with ASC 323, Investments-Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Company initially records its investment at cost and subsequently adjusts the carrying amount of its investments to recognize the Group’s share of earnings or losses of these entities, dividends received and other-than-temporary impairment. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

The Group accounts for equity investments without readily determinable fair values and do not qualify for the practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) (“NAV practical expedient”) using the measurement alternative to measure such investments at cost less any impairment (if any) and adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer, if any.

Fair value measurements

Fair value accounting is applied for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the combined and consolidated financial statements on a recurring basis (at least annually) in accordance with ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 established a fair value hierarchy for instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Group’s own assumptions (unobservable inputs). Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs are inputs that reflect the Group’s assumptions about the inputs that market participants would use in pricing the assets or liability and are developed based on the best information available in the circumstances.

Fair value is the price that would be received to sell an asset or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The Group uses a three-tiered fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 —	Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities
Level 2 —	Inputs other than quoted prices in active markets that are either directly or indirectly observable
Level 3 —	Unobservable inputs that are supported by little or no market data

The Group’s financial instruments primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due from and due to related parties, other receivables, short-term bank borrowings, accounts payable and certain amount of accrued expenses and other liabilities whose carrying values approximate fair value due to the short-term nature of those instruments. The Group did not have any assets or liabilities measured and recorded at fair value on a non-recurring basis as of December 31, 2022 and 2023.

DSC HOLDINGS LTD.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Share-based compensation

The Group accounts for share-based compensation in accordance with ASC Topic 718, Compensation-Stock Compensation, (“ASC 718”). The Company determines whether a share-based award should be accounted for as a liability award or equity award. All of the Group’s share-based awards to employees were classified as equity awards and are measured based on their grant date fair values. For awards with service conditions only, the Group elected to recognize compensation expense using the straight-line method for awards granted with graded vesting provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant date value of the shares that are vested at that date. For awards with performance and service conditions, the Group evaluated the likelihood of performance condition being met at each reporting period. Share-based compensation costs are recorded when the performance condition are considered probable and recognized using the accelerated method for awards granted with graded vesting. The Group accounted for forfeitures as they occur.

Revenue recognition

The Group generates revenue from contracts with customers. Revenue is recognized when control of the promised services is transferred to customers in an amount that reflects the consideration that the Group expects to receive in exchange for those services net of value added tax (“VAT”). Determining whether performance obligations should be accounted for separately or combined may require significant judgment. For each performance obligation within a contract, the Group evaluates whether it acts as the principal or as an agent. When the Group acts as the principal, revenue is recognized in the gross amount of the consideration received from the customer at the point in time the services are completed. When the Group acts as the agent, revenue is recognized net of the consideration due to a third party at the point in time when the services are provided.

In contracts with multiple performance obligations, the Group allocates the transaction price to each distinct performance obligation proportionately based on the estimated stand-alone selling price (“SSP”) of each performance obligation. The Group uses an observable price to determine the SSP for each performance obligation. Where observable prices are not available, the Group uses an expected cost-plus margin approach. The Group then determines how the services are transferred to the customer to determine the timing of revenue recognition.

The Group utilized the practical expedient under ASC 606-10-50-14, Revenue from Contracts with Customers (“ASC 606”), and does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

(i)     Digitalization solutions

The Group generates digitalization solutions revenues from two sources: (i) fees charged to automobile original equipment manufacturers (“OEMs”) for its customer engagement solutions, including the design and development of customer-facing interfaces and full-stack digital infrastructure and solutions, and other value-added services including consulting and other support service to OEMs to help them better manage their customer-facing processes; and (ii) subscription fees charged to new and used-car dealers for a suite of SaaS-based tools and solutions delivered through the Group’s DaFengChe and Chehang 168 applications.

The Group recognizes revenue from customer engagement solutions and other valued-added services over time if one of the following criteria is met: (i) the customer simultaneously receives and consumes the benefits as the Group performs; (ii) the Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or (iii) the asset delivered has no alternative use and the Group has an enforceable right to payment for performance completed to date. For performance obligations satisfied over time, the Group recognizes revenue over time by measuring the progress toward complete satisfaction of a performance obligation usually using a time-based measure. Otherwise, revenues are recognized at a point in time when customers obtain control of promised software solutions and the Group satisfies its performance obligation.

DSC HOLDINGS LTD.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenues earned from noncancellable subscription services are recognized on a ratable basis over the contractual subscription term as the performance obligation is satisfied. The subscription services are sold in short term periods, typically one year or less, at a fixed price.

(ii)    Transaction services

The Group offer a wide range of transaction services to dealers, OEMs and other industry participants to facilitate their vehicle-related transactions. These services primarily include B2B transaction facilitation services, delivery services, used car inspection and certification services, financial products referral services and marketing and others.

B2B transaction facilitation services

The Group acts as an agent when facilitating a vehicle auction through its CheYiPai platform and recognized the transaction on a net basis. The Group charges an auction service fees at a fixed percentage of each vehicle’s selling price or a maximum amount upon the successful close of an auction transaction from buyers. Revenue is recognized at a point in time when the vehicle is sold. From time to time, the Group provides promotions and incentives to buyers and sellers of vehicle auction transactions in various forms including discounts on fees and rebates. Promotions and incentives which are consideration payable to a customer are recognized as a reduction of revenue when revenue is recognized.

Delivery services

Delivery services primarily include transportation services, warehousing services and title transfer and registration services.

The Group offers transportation services. Revenue from transportation services is recognized over time as customers receive and consume the benefits when the Group performs its services. In providing its transportation services, the Group leverages its network of third-party transportation carriers and arranges for the transportation of the vehicles according to the instructions from the owners of vehicles. The Group is the principal for transportation services and controls the services provided to customers because the Group retains the ability to direct shipping orders to the third-party carriers, is primarily responsible for fulfilling the services and bears risks for any damage incurred during shipping and has the discretion in setting pricing with the customer. Further, the transportation carriers are obligated to comply with service standards and implementation rule set by the Group when providing the transportation services for the Group. Transportation fees charged to customers are recorded on a gross basis.

The Group also offers warehousing services, which typically include the storage and management of its customers’ vehicle inventory. The Group charges fees based on the number of parking lots or the size of parking spaces occupied by customers at a fixed daily or monthly fee within a specific duration of time. Revenue is recognized over time as the customer receives the benefits of the Group’s warehousing services.

The Group also provides vehicle title transfer and registration services to the buyers on its CheYiPai platform and other customers on a standalone basis. Revenue from title transfer and registration services is recognized at a point in time upon completion of related services.

Used car inspection and certification services

The Group offers, usually to sellers of vehicles, inspection and certification services and provides vehicle inspection reports. Sellers attach such report for every auction on CheYiPai platform and buyers rely on it to make their transaction decisions. Customers may use inspection report for transactions that do not occur on the Group’s platforms. Related inspection services fees vary depending on the number of items and data points included in the reports. In qualifying situations, the Group provides guarantee or seller protection by paying remedies to buyers

DSC HOLDINGS LTD.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

related to a buyer’s claim that the vehicle inspection report did not accurately portray the condition of the vehicle purchased and gives sellers/buyers the right to claim damages or even request the Company to buy back the vehicle. The Group measures the guarantee based on its estimated fair value, which is deducted from the inspection service fee and the remaining service fee for inspection and certification services is recognized at a point in time when the vehicle inspection and report is completed and delivered to the customer. The carrying amount of the guarantee liability was RMB7,661 and RMB6,182 (US$871) as of December 31, 2022 and 2023, respectively, and is recorded as “Others” under accrued expenses and other current liabilities (Note 12).

Financial product referral services

The Group provides financial product referral services to financial institutions providing auto loans and insurance products by connecting them with used car dealers and prospective car buyers and collating the buyers’ information to the financial institutions. Each financial institution independently assesses credit risk and loan application and makes lending decisions. The Group does not make any promises to prospective car dealer or buyers nor provide any guarantee of repayments by the borrowers. The Group receives a commission for each successful auto loan referral approved by the financial institution. Revenue is recognized upon successful referrals at a point in time and related payment is settled on a monthly basis.

Marketing and others

The Group recognizes the revenue from marketing and others on a gross basis as a principal or on a net basis when acting as an agent when the respective services are rendered or when the control of goods is transferred to the customers; Revenue from marketing and others primarily comprises online marketing services, sales services, sales of goods and other various services. The Group provides online marketing campaign services to OEM customers. Revenue from marketing service is recognized at a point in time when tailored content was delivered to the customer or displayed on third-parties’ online platforms. The Group provides sales services to sellers, who place their vehicles at the Group’s physical showrooms during a fixed period, no longer than 90-days. The Group returns the vehicle if it remains unsold at the end of the period. The Group earns a service fee at a percentage of the selling price of each vehicle sale and recognizes related revenue at a point in time upon the sales of the vehicle. The Group also sells goods to the OEMs and revenue is recognized when the control of the goods is transferred to customers. Other various services are ancillary to the Group’s transaction services including training, data support, maintenance and etc, which is individually insignificant, and revenue is recognized as respective service is rendered.

The following table summarizes the primary components of the Group’s revenues. This level of disaggregation takes into consideration how the nature, amount and cash flows are affected by economic factors for the years ended December 31, 2021, 2022 and 2023:

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Digitalization solutions*	109,373	186,997	140,290	19,759
Transaction services	278,112	377,959	768,754	108,277
B2B transaction facilitation	78,306	89,838	85,461	12,037
Delivery	129,758	159,592	252,962	35,629
Used car inspection and certification	5,614	33,580	56,387	7,942
Financial products referral	72	26,875	233,838	32,935
Marketing and others	64,362	68,074	140,106	19,734
Total revenues	387,485	564,956	909,044	128,036

____________

*        Certain amounts in prior years have been reclassified to “Marketing and others” to conform to the current year’s presentation to facilitate the comparison.

DSC HOLDINGS LTD.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contract assets and contract liabilities

The Group’s contract liabilities were mainly related to prepaid subscription fees for its SaaS subscription services to be provided over the contract period, generally less than one year, and presented as “Contract liabilities and customer advance” on the combined and consolidated balance sheets. Contract liabilities balances were RMB50,748 and RMB45,892 (US$6,464) as of December 31, 2022 and 2023, respectively. Revenue recognized for the years ended December 31, 2021, 2022 and 2023 that was included in contract liabilities at the beginning of the period was RMB49,373, RMB39,382 and RMB47,704 (US$6,719), respectively.

Contract assets mainly represent unbilled amounts related to the Group’s rights to consideration for transportation and warehousing services delivered and are included in “Contract assets” on the combined and consolidated balance sheets. The Group transfers contract assets to accounts receivable when its right to payment become unconditional. As of December 31, 2022 and 2023, contract assets were RMB39,762 and RMB64,469 (US$9,080), respectively. The increase in contract assets was primarily due to more transportation and warehousing services delivered but unbilled as of December 31, 2023 compared with 2022.

The allowance for credit losses on contract assets was RMB784 and RMB549 (US$77) as of December 31, 2022 and 2023, respectively. The amounts charged to expenses for credit losses on contract assets were RMB592, RMB159 and RMB254 (US$36) for the years ended December 31, 2021, 2022 and 2023, respectively. Write-offs were nil, nil and RMB489 (US$69) charged against the allowance for the years ended December 31, 2021, 2022 and 2023, respectively.

Cost of Revenues

Cost of revenues consists primarily of employee salaries and benefits, bandwidth costs, customer support, inspection related costs, third-party transportation carrier costs, rental costs, depreciation and amortization, utilities and various other costs directly attributable to the Company’s revenues.

Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and marketing promotion expenses, salaries and other expenses incurred by the Group’s sales and marketing personnel. Expenses relating to the Group’s online and offline sales channels marketing are charged to sales and marketing expense as incurred and amounted to RMB2,538, RMB2,392 and RMB2,115 (US$298) for the years ended December 31, 2021, 2022 and 2023, respectively.

Research and development expenses

Research and development expenses consist primarily of payroll and related personnel costs for the development and related enhancements of the Group’s internal use software for its operation management and mobile applications and mobile websites; (ii) expenses associated with new technology and product development and enhancement; and (iii) rental expense and depreciation of servers.

For internal use software, the Group expenses all costs incurred for the preliminary project stage and post implementation-operation stage of development, and costs associated with repair or maintenance of the existing platform. Costs incurred in the application development stage are capitalized and amortized over the estimated useful life. Since the amount of the Group’s research and development expenses qualifying for capitalization has been immaterial, all development costs incurred for internal use software were expensed as incurred.

For external use software, costs incurred for development of external use software have not been capitalized since the inception of the Group, because the period between technical feasibility and when the software is marketed for sale is short, and the amount of costs qualifying for capitalization has been immaterial.

DSC HOLDINGS LTD.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leases

The Group accounts for leases in accordance with ASC 842, Leases (“ASC 842”), which requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements. The Group adopted ASC 842 on January 1, 2021, along with all subsequent ASU clarifications and improvements that are applicable to the Group, to each lease that existed in the periods presented in the financial statements, using the modified retrospective transition method and used the commencement date of the leases as the date of initial application. Consequently, financial information and the disclosures required under ASC 842 are provided for dates and periods presented in the combined and consolidated financial statements.

The Group has operating leases primarily for warehouses and office facilities. The determination of whether an arrangement is a lease or contains a lease is made at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all the economic benefits from and has the ability to direct the use of the asset. The Company has elected to account for operating leases with a term less than twelve months to be expensed as incurred. For leases with terms greater than 12 months, the Group records the related right-of-use assets and lease liabilities at the present value of lease payments over the term. Certain leases include rental escalation clauses, renewal options and/or termination options that are factored into the Group’s determination of lease payments when appropriate. The Group includes renewal options in the lease term if the Group is reasonably certain to exercise those options while options to terminate the lease are only included in the lease term if the Group is reasonably certain not to exercise those options.

The Group is unable to determine the lessor’s implicit rate and uses an incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments, at the commencement date in determining the present value of lease payments. Lease expenses are recorded on a straight-line basis over the lease term.

Income taxes

The Group recognizes income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more likely than not that a portion or all of the deferred tax assets will not be realized. The effect of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group assesses all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. The Group recognizes in the combined and consolidated financial statements the benefit of a tax position which is “more likely than not” to be sustained under examination based solely on the technical merits of the position assuming a review by tax authorities having all relevant information. Tax positions that meet the recognition threshold are measured using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Interest and penalties arising from underpayment of income taxes shall be computed in accordance with the related tax law and are classified in the combined and consolidated statements of comprehensive loss as income tax expense.

Segment Reporting

The Group’s Chief Executive Officer (CEO) is identified as the chief operating decision maker (“CODM”). The CEO reviews the financial information presented on a combined and consolidated basis when make decision about allocating resources and evaluating the Company’s financial performance as a whole. Accordingly, the Company

DSC HOLDINGS LTD.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

has determined that it operates in a single reporting segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The Group’s long-lived assets are substantially all located in the PRC and substantially all the Group’s revenues are derived from within the PRC.

Employee benefits

All eligible employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance, pension benefits, and employee housing fund through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrue for these benefits based on certain percentages of the qualified employees’ salaries. The Group recorded employee benefit expenses of RMB90,799, RMB83,009 and RMB56,829 (US$8,004) for the years ended December 31, 2021, 2022 and 2023, respectively.

Recent accounting pronouncements

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805), the amendments require acquiring entities to apply ASC 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments apply to all entities that enter into a business combination within the scope of ASC 805-10, Business Combinations — Overall. The amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years and it should be applied prospectively to business combinations occurring on or after the effective date of the amendments. The Group is in the process of evaluating the impact adopting this new standard will have on its combined and consolidated financial statements.

In December 2023 the FASB issued ASU No. 2023-09 — Income tax: Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires public business entities to disclose additional categories of information about federal, state and foreign income taxes in their rate reconciliation and disclose, annually, income taxes paid by federal (national), state and foreign taxes. ASU 2023-09 is effective for public entities for annual periods beginning after December 15, 2024. Early adoption is permitted. The Group is in the process of evaluating the disclosure impact of adopting this new standard.

3. CONCENTRATION OF RISKS

Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and contract assets. As of December 31, 2022 and 2023, RMB168,152 and RMB241,099 (US$33,958), respectively, of the Group’s cash and cash equivalents and restricted cash were primarily deposited in financial institutions located in the PRC, which management believes are of high credit quality.

Accounts receivable and contract assets are typically unsecured and derived from revenue earned from customers in China, which are exposed to credit risk. The Group mitigates customer credit risk by performing periodic credit evaluations on its customers and ongoing monitoring outstanding balances. The Group maintains reserves for estimated credit losses and these losses have generally been within its expectations. The Group had one customer in the financial product referral business that accounted for 25% of the Group’s total combined and consolidated revenues during the year ended December 31, 2023. There was no individual customer that exceeded 10% of the Group’s total combined revenue during the years ended December 31, 2021 and 2022.

DSC HOLDINGS LTD.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

3. CONCENTRATION OF RISKS (cont.)

Amounts due from related parties are typically unsecured. In evaluating the collectability of the amounts due from related parties, the Group considers many factors, including the related parties’ repayment history and their credit-worthiness. An allowance for credit losses is made when collection of the full amount is no longer probable.

Currency convertibility risk

Substantially all of the Group’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China (“PBOC”) or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval for foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow band against a basket of certain foreign currencies. There was appreciation or depreciation of the US$ against RMB of approximately -2.34%, 8.46% and 1.67% during the years ended December 31, 2021, 2022 and 2023, respectively. Any significant revaluation of RMB may materially and adversely affect the Group’s cash flows, revenues, earnings and financial position. As of December 31, 2022 and 2023, the Group had US$ denominated cash and cash equivalents and restricted cash of US$3,510 and US$109, respectively.

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable and expected credit losses as of December 31, 2022 and 2023 are as follows:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Accounts receivable	120,230	162,798	22,930
Less: allowance for credit losses	(14,861)	(17,386)	(2,449)
Accounts receivable, net	105,369	145,412	20,481

The roll-forward of the allowance for credit losses related to accounts receivable for the years ended December 31, 2021, 2022 and 2023 consists of the following activity:

	As of December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Balance at beginning of year	3,801	8,884	14,861	2,093
Provision for expected credit losses	5,444	6,584	3,813	537
Write-off	(361)	(607)	(1,288)	(181)
Balance at end of year	8,884	14,861	17,386	2,449

DSC HOLDINGS LTD.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Other receivables in the auction service(i)	23,910	19,087	2,688
Deposits	29,914	6,102	859
Advances to suppliers	9,196	7,194	1,013
Deductible value added tax	3,597	7,795	1,098
Contract costs	16,319	13,783	1,941
Deferred IPO costs	—	14,027	1,976
Others	15,146	27,811	3,918
Total	98,082	95,799	13,493

____________

(i)      Balances primarily represent receivables from sellers of vehicles when auction transactions were cancelled, whereby the Group first returns the gross selling price to the buyers on behalf of the original sellers.

The roll-forward of the allowance for credit losses for the years ended December 31, 2021, 2022 and 2023 consists of the following activity:

	As of December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Balance at beginning of year	9,542	12,572	15,207	2,142
Provision for expected credit losses	3,030	5,135	2,168	305
Write-off	—	(2,500)	—	—
Balance at end of year	12,572	15,207	17,375	2,447

6. RELATED PARTY TRANSACTIONS

The Group’s combined and consolidated financial statements include expenses allocated from the Predecessor, amounted to RMB4,661, RMB14,905 and RMB1,068 (US$150) for the years ended December 31, 2021, 2022 and 2023, respectively. See Note 1(b) for more detailed information. In addition, most of the historical financing conducted before the Restructuring and the proceeds from the historical financing transactions were held by the Predecessor, which then funded the Group’s operations through interest-free loans to the Company and its operating entities. The Predecessor waived such debts amounting to RMB780,363, RMB501,358 and RMB64,113 (US$9,030) in the years ended December 31, 2021, 2022 and 2023, respectively, which is presented as non-cash financing activities in the Group’s combined and consolidated statements of cash flows.

1)      The table below sets forth the major related parties and their relationships with the Group:

Name of the related parties	Relationship with the Group
Souche Holdings Ltd. or entities controlled by Souche Holdings	Predecessor
Guotai Dasouche (Tianjin) Financial Leasing Co., Ltd. (“Guotai Dasouche”)	Equity method investee of the Predecessor(1)
Alipay. com Co., Ltd. (“Alipay”)	Affiliate of a Group’s principal shareholder
Guangzhou Changji Technology Co., Ltd. (“Guangzhou Changji”)	Equity method investee

____________

(1)      Upon the completion of the Restructuring in June 2023, Guotai Dasouche was no longer a related party of the Group, hence the related party transactions with Guotai Dasouche for the year ended December 31, 2023 includes only transactions that occurred prior to the restructuring, and the balances due from/to Guotai Dasouche were no longer presented as amounts due from/to related parties as of December 31, 2023.

DSC HOLDINGS LTD.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

6. RELATED PARTY TRANSACTIONS (cont.)

2)      The Group had the following transactions with the major related parties:

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Transaction services provided to:
Guotai Dasouche	—	29,197	70,390	9,914
Predecessor	64,806	13,007	36,717	5,172
Guangzhou Changji(i)	(3,047)	(3,552)	(1,405)	(198)
Total	61,759	38,652	105,702	14,888

Services received from:
Guotai Dasouche	—	940	346	49
Predecessor	13,778	12,244	93,604	13,184
Total	13,778	13,184	93,950	13,233
Loss from disposal of subsidiaries and long-term investments to Predecessor(ii)	—	—	(1,029)	(145)
Contribution from Predecessor through waiver of debt	780,363	501,358	64,113	9,030

____________

(i)      The negative amounts represent negative revenue resulting from excess rebates paid over revenue earned.

(ii)     The Group disposed certain subsidiaries and long-term investments to the Predecessor in 2023 for a total cash consideration of RMB7,491 (US$1,055) and recorded a net loss of RMB1,029 (US$145) as “Others, net”.

3)      The Group had the following related party balances with the major related parties:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Amounts due from related parties, current:
Predecessor(i)	75,288	25,842	3,640
Guotai Dasouche(ii)	16,632	—	—
Alipay	508	—	—
Others	235	1,395	196
Total	92,663	27,237	3,836

Amounts due from related parties, non-current:
Predecessor(iii)	67,102	88,536	12,470
Total	67,102	88,536	12,470

____________

(i)      The balances mainly represent amounts due from the Predecessor for transaction services, such as delivery services, used car inspection and certification services and other management and administrative support services.

(ii)     The balances mainly represent amounts due from Guotai Dasouche for financial product referral services provided.

(iii)    The balances represent amounts arising from non-trade interest-free loans lent to the Predecessor.

DSC HOLDINGS LTD.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

6. RELATED PARTY TRANSACTIONS (cont.)

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Amounts due to related parties, current:
Predecessor(i)	580	4,791	675
Guotai Dasouche(ii)	30,056	—	—
Others	5,496	2,392	337
Total	36,132	7,183	1,012

Amounts due to related parties, non-current:
Predecessor(i)	225,576	281,176	39,603
Total	225,576	281,176	39,603

____________

(i)      The balances mainly represent amounts arising from non-trade interest-free loans provided by the Predecessor.

(ii)     The balances represent amounts arising from non-trade loans due to Guotai Dasouche at 8% interest rate with an original term of 12 months and were repaid in 2023. The Group pledged its equity interests in certain operating subsidiaries to Guotai Dasouche in connection with the foregoing loans.

7. FIXED ASSETS

Fixed assets consist of the following:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Computer and electronic equipment	23,333	19,609	2,761
Office equipment	4,910	4,081	575
Motor vehicles	2,777	2,362	333
Leasehold improvements	20,781	16,336	2,301
Less: Accumulated depreciation	(34,979)	(31,619)	(4,453)
	16,822	10,769	1,517

Depreciation expenses for the years ended December 31, 2021, 2022 and 2023 were RMB5,637, RMB6,778 and RMB7,338 (US$1,034), respectively.

8. INTANGIBLE ASSETS

Intangible assets consist of the following:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Customer relationships	5,400	5,400	761
Software	46,207	46,207	6,508
Brands	222,300	222,300	31,310
Less: Accumulated amortization	(143,758)	(170,888)	(24,069)
	130,149	103,019	14,510

Amortization expenses for the years ended December 31, 2021 , 2022 and 2023 were RMB33,255, RMB29,477 and RMB27,130 (US$3,821), respectively. No impairment charge was recognized for all periods presented.

DSC HOLDINGS LTD.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

8. INTANGIBLE ASSETS (cont.)

The amortization expenses relating to intangible assets for each of the next five years is as follows:

Year ending December 31,	RMB	US$
2024	22,330	3,145
2025	22,263	3,136
2026	22,230	3,131
2027	21,263	2,995
2028	14,933	2,103
Total	103,019	14,510

9. LONG-TERM INVESTMENTS

The Group’s long-term investments consist of the following:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Equity-method investments	12,454	11,141	1,569
Equity investments using the measurement alternative	7,513	13	2
Total long-term investments	19,967	11,154	1,571

The Group’s equity method investments primarily consist of its investment in Guangzhou Changji with equity interests of 51%. Pursuant to the memorandum of association and the articles of Guangzhou Changji, all shareholders must agree on all major decisions. Hence, the Group does not have control over Guangzhou Changji.

In May 2021, the Group acquired 10% equity interest in Chengyi (Guangzhou) Technology Development Co., Ltd. for a cash consideration of RMB7,500, which was subsequently sold to the Predecessor in 2023 for a cash consideration of RMB5,238. The investment is accounted for as an equity investment without readily determinable fair value as the shares are not in-substance common stock. No impairment losses were recognized for long-term investments for all periods presented.

10. LEASES

The Group’s operating leases mainly related to warehouses and offices facilities. The Group has no finance leases as of December 31, 2022 and 2023. The Group terminated certain long-term lease contracts in 2023 and derecognized related right-of-use assets and lease liabilities. Loss from early termination was immaterial. In addition, upon disposal of certain subsidiaries with long-term lease contracts in 2023, the Group derecognized related right-of-use assets and lease liabilities. As of December 31, 2022, the weighted average remaining lease term was 7.3 years and weighted average discount rate was 7.1% for the Group’s operating leases. As of December 31, 2023, the weighted average remaining lease term was 2.8 years and weighted average discount rate was 6.6% for the Group’s operating leases.

Operating lease expenses were RMB13,430, RMB19,254 and RMB17,681 (US$2,490) for the years ended December 31, 2021, 2022 and 2023, respectively, which excluded short-term lease expenses. Short-term lease expenses were RMB24,921, RMB29,605 and RMB29,717 (US$4,186) for the years ended December 31, 2021, 2022 and 2023, respectively. For the years ended December 31, 2021, 2022 and 2023, no lease expenses for operating leases were capitalized.

DSC HOLDINGS LTD.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

10. LEASES (cont.)

Cash paid for amounts included in the measurement of lease liabilities:

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Cash payments for operating leases	11,546	19,744	19,947	2,809
ROU assets obtained in exchange for operating lease liabilities	10,768	84,612	8,689	1,224

Future lease payments under lease liabilities as of December 31, 2023 were as follows:

	Operating leases
	RMB	US$
Year ending December 31,
2024	13,550	1,908
2025	1,828	257
2026	947	133
2027	787	111
2028	787	111
Thereafter	2,360	332
Total future lease payments	20,259	2,852
Less: Imputed interest	3,511	493
Total lease liability balance	16,748	2,359

As of December 31, 2023, additional operating leases that have not yet commenced were immaterial.

11. SHORT-TERM LOANS

Short-term loans as of December 31, 2022 and 2023 amounted to RMB70,000 and RMB99,000 (US$13,944), respectively, which primarily consisted of borrowings from financial institutions in the PRC that are repayable within one year. The loan carried interest at 4%-4.65% per annum and is guaranteed by a subsidiary of the Predecessor.

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Merchants deposits	58,573	58,719	8,270
Other payables in the auction services(i)	25,228	29,490	4,154
Salaries and welfare payables	33,488	25,027	3,525
Accrued expenses	25,283	28,877	4,067
Other tax payables	14,685	19,603	2,761
Others(ii)	38,475	36,842	5,189
Total	195,732	198,558	27,966

____________

(i)      Other payables represent the sales price of the vehicles for completed auction transactions collected by the Group on behalf of the sellers, which will be subsequently settled with the sellers or the payments that need to be refunded to the buyers for cancelled auction transactions.

(ii)     The carrying amount of the guarantee liability related to the used car inspection and certification services, included in “Others”, was RMB7,661 and RMB6,182 (US$871) as of December 31, 2022 and 2023, respectively.

DSC HOLDINGS LTD.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

13. REDEEMABLE CONVERTIBLE PREFERRED SHARES

Upon the Restructuring (Note 1(b)), the Company issued in aggregate 783,438,378 Series A-1, A-2, B, D, D-1, E-1, E-2, E-3, and F redeemable convertible preferred shares at par value to the same group of investors of the Predecessor in the form of the same series of preferred shares such that each shareholder’s rights and equity interest in the Company were identical to their rights and equity interest in the Predecessor. The Restructuring was accounted for as a transaction under common ownership, and therefore the related issued preferred shares are recorded at fair value on the date that the Restructuring was completed, which is determined with the assistance from an independent third-party valuation firm, and presented on a retrospective basis for the periods prior to the Restructuring.

In August 2023, the Company and CTZC Limited (“CTZC”) closed the Series G financing, in which CTZC purchased 24,422,238 Series G preferred shares at a cash consideration of RMB300,000 (US$42,254). Series G preferred shares, together with Series A-1, A-2, B, D, D-1, E-1, E-2, E-3 and F preferred shares, are collectively referred to as the “Preferred Shares”. As part of the Series G financing, the redemption term of Series A - Series F preferred shares was extended to August 2025. Concurrently, the Company and Series E-3 and Series F preferred shareholders agreed to adjust the conversion ratio for the Series E-3 and Series F preferred shares from 1:1 to approximately 0.9984:1 and 0.9940:1, respectively.

In September 2023, the Company and one of the Series F preferred shareholders agreed the surrender and cancellation of 3,607,238 Series F preferred shares. The Group accounted for the cancellation as an extinguishment and the difference between the carrying value of the preferred share and the consideration transferred is added to net loss to arrive at net loss attributable to ordinary shareholders.

The key terms of the Preferred Shares of the Company are summarized as follows:

Conversion Rights

Each holder of Preferred Shares has the right, at their sole discretion, to convert all or any portion of the Preferred Shares into ordinary shares as determined by the applicable conversion price for each series of the Preferred Shares. The initial conversion price for each Preferred Share series was equal to their respective issue price. Concurrent with the Series G financing, the Company and holders of the Series E-3 and F Preferred Shareholders agreed to adjust the Series E-3 and F conversion ratio to approximately 0.9984:1 and 0.9940:1, respectively.

The Preferred Shares will automatically be converted into ordinary shares at the then applicable conversion price upon the closing of a qualified initial public offering defined as a public offering of shares or other equity securities on the New York Stock Exchange, NASDAQ, the Stock Exchange of Hong Kong or other recognized securities exchanges at pre-offering valuation and gross proceeds as approved by a super majority of the Board of Directors. The initial conversion ratio for the Preferred Shares to ordinary shares shall be one-for-one basis and subject to adjustments in the event of share splits, combinations, share dividends and distribution, other dividends, capital reorganization, mergers, consolidations, reclassification, exchanges, substitutions of the ordinary shares and certain dilutive issuances.

Redemption Rights

Series A-1 and A-2 preferred shareholders have the option to redeem the preferred shares on August 21, 2025. Series B, D, D-1, E-1, E-2, E-3 and F preferred shareholders may redeem the preferred shares (i) at any time after August 21, 2025 or the occurrence of any redemption event defined as any material adverse change in the regulatory environment that will invalidate any of the Group’s VIE arrangements, any material breach of each series’ shareholder agreement by the Company, founders or any shareholder. The Series G preferred shareholder may redeem the preferred shares, at the option of the holder, from and after the earlier of (i) the Company fails to consummate an initial public offering on or prior to December 31, 2024; or (ii) the occurrence of any redemption event defined as any material adverse change in the regulatory environment that will invalidate any of the Group’s VIE arrangements, any material breach of each series’ shareholder agreement by the Company, founders or any shareholder. The redemption amount

DSC HOLDINGS LTD.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

13. REDEEMABLE CONVERTIBLE PREFERRED SHARES (cont.)

for each preferred shareholder is calculated as an amount that is the greater of: (i) the fair market value of the Preferred Shares determined by an independent appraisal; or (ii) the sum of the issue price plus an amount accruing at 12% or 10% per annum and all declared but unpaid dividends.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, or any deemed liquidation event as defined in the Company’s Memorandum of Association and Shareholders’ Agreement, the available assets of the Company will be distributed to each preferred and ordinary shareholder as follows:

Each holder of the Series G preferred shares is entitled to receive an amount equal to 120% of the Series G issue price plus all declared but unpaid dividends prior and in preference to any distribution to any other preferred shareholders and the ordinary shareholders of the Company.

After all payments to the Series G preferred shareholders, each holder of the Series F preferred shares is entitled to receive an amount equal to 120% the Series F issue price plus all declared but unpaid dividends prior and in preference to any distribution to holders of Series E-3 preferred shares, Series E-2 preferred shares, Series E-1 preferred shares, Series D-1 preferred shares, Series D preferred shares, Series B preferred shares, Series A-2 preferred shares, Series A-1 preferred shares and the Company’s ordinary shareholders.

After all payments to the Series F preferred shareholders, each holder of the Series E-3 preferred shares is entitled to receive an amount equal to 120% the Series E-3 issue price plus all declared but unpaid dividends prior and in preference to any distribution to holders of Series E-2 preferred shares, Series E-1 preferred shares, Series D-1 preferred shares, Series D preferred shares, Series B preferred shares, Series A-2 preferred shares, Series A-1 preferred shares and the Company’s ordinary shareholders.

After all payments to the Series E-3 preferred shareholders, each holder of the Series E-2 and E-1 preferred shares is entitled to receive an amount equal to 120% of the Series E-2 and Series E-1 issue price plus all declared but unpaid dividends prior and in preference to any distribution to holders of Series D-1 preferred shares, Series D preferred shares, Series B preferred shares, Series A-2 preferred shares, Series A-1 preferred shares and the Company’s ordinary shareholders.

After all payments to the Series E-2 and Series E-1 preferred shareholders, each holder of the Series D-1 preferred shares is entitled to receive an amount equal to 120% of the Series D-1 issue price plus all declared but unpaid dividends prior and in preference to any distribution to holders of Series D preferred shares, Series B preferred shares, Series A-2 preferred shares, Series A-1 preferred shares and the Company’s ordinary shareholders.

After all payments to the Series D-1 preferred shareholders, each holder of the Series D preferred shares is entitled to receive an amount equal to 120% of the Series D issue price plus all declared but unpaid dividends prior and in preference to any distribution to holders of Series B preferred shares, Series A-2 preferred shares, Series A-1 preferred shares and the Company’s ordinary shareholders.

After all payments to the Series D preferred shareholders, each holder of the Series B preferred shares is entitled to receive an amount equal to 120% of the Series B issue price plus all declared but unpaid dividends prior and in preference to any distribution to holders of Series A-2 preferred shares, Series A-1 preferred shares and the Company’s ordinary shareholders.

After all payments to the Series B preferred shareholders, each holder of the Series A-2 and A-1 preferred shares is entitled to receive an amount equal to 120% of the Series A-2 and A-1 issue price plus all declared but unpaid dividends prior and in preference to any distribution to the Company’s ordinary shareholders.

DSC HOLDINGS LTD.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

13. REDEEMABLE CONVERTIBLE PREFERRED SHARES (cont.)

After payments made to the preferred shareholders in accordance with the above, all of the remaining assets of the Company available for distribution to preferred and ordinary shareholders on a pro-rata basis on an as-converted basis.

Dividend Rights

The preferred shareholders are entitled to receive non-cumulative dividends on pari passu basis accrued at a rate of five percent per annum of each series’ issuance price, in preference to ordinary shareholders if declared by the Board of Directors. No dividends or other distributions shall be made or declared until dividends have been paid in full on the Preferred Shares.

Voting Rights

Each preferred share shall carry a number of votes equal to the number of ordinary shares then issuable upon its conversion into ordinary shares at the record date for determination of the shareholders entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited.

Accounting for redeemable convertible preferred shares

The Preferred Shares are classified as mezzanine equity as they may be redeemed at the option of the holder on or after an agreed upon date or upon occurrence of certain events outside the Company’s sole control including deemed liquidation events. The Company uses the whole instrument approach to determine whether the nature of the host contract in a hybrid instrument is more akin to debt or equity. The Company evaluated and concluded none of the feature met the definition of an embedded derivative that required bifurcation accounting because the underlying ordinary shares are not publicly traded nor readily convertible into cash.

The Preferred Shares are not currently redeemable, but it is probable that the Preferred Shares will become redeemable. The Series A - Series F preferred shares were initially measured at fair value on the Restructuring completion date and retrospectively presented for the periods prior to the Restructuring (Note 1(b)). The Series G preferred shares was initially measured at the issue price on the date of issuance. Subsequent to the Restructuring in June 2023, the Group elected to recognize the changes in redemption value based on the contractual redemption terms immediately as they occur and adjust the carrying amount of the Preferred Shares to equal the redemption value at the end of each reporting period. The Group recorded accretion charges as an increase to the net loss attributable to ordinary shareholders during the year ended December 31, 2023.

Upon the issuance of Series G preferred shares, the redemption date of all previously issued series of preferred shares were modified to August 2025. Concurrently, the Company and Series E-3 and Series F preferred shareholders agreed to adjust the conversion ratio for the Series E-3 and Series F Preferred Shares from 1:1 to approximately 0.9984:1 and 0.9940:1, respectively. The Company considered the amendments as extinguishment when the fair value of the preferred shares was changed by greater than 10% immediately after the change in terms on the modification date. With the assistance of an independent third party valuation firm, the Company determined that the change in fair value did not exceed 10% for each series of preferred shares, and the change in redemption value was therefore accounted for as a modification. The Company accounts for modifications that result in an increase to the fair value of the modified preferred shares as a deemed dividend reconciling net loss to net loss attributable to ordinary shareholders as there is a transfer of value from the ordinary shareholders to the preferred shareholders. Modifications that result in a decrease of the fair value of the modified preferred shares were not recognized.

DSC HOLDINGS LTD.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

13. REDEEMABLE CONVERTIBLE PREFERRED SHARES (cont.)

The change in the carrying value of the Preferred Shares and the corresponding accretion for the period ended December 31, 2023 are as follows:

	Series A-1 Preferred Shares		Series A-2 Preferred Shares		Series B Preferred Shares		Series D Preferred Shares		Series D-1 Preferred Shares		Series E-1 Preferred Shares
	Number Of shares	Amount	Number Of shares	Amount	Number Of shares	Amount	Number Of shares	Amount	Number Of shares	Amount	Number Of shares	Amount
		RMB		RMB		RMB		RMB		RMB		RMB
Balance as of December 31, 2022	6,250,000	25,503	46,135,648	188,258	11,185,680	46,976	88,188,400	398,275	149,920,280	756,257	108,466,752	660,079
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	—	—
Cancellation of Preferred Shares	—	—	—	—	—	—	—	—	—	—	—	—
Deem dividend from modification of preferred shares	—	609	—	4,498	—	787	—	112	—	2,868	—	—
Accretion to Preferred Shares redemption value	—	2,871	—	21,185	—	6,014	—	268,097	—	959,852	—	690,140
Balance as of December 31, 2023	6,250,000	28,983	46,135,648	213,941	11,185,680	53,777	88,188,400	666,484	149,920,280	1,718,977	108,466,752	1,350,219

Balance as of December 31, 2023, in US$		4,082		30,133		7,574		93,872		242,113		190,174
	Series E-2 Preferred Shares		Series E-3 Preferred Shares		Series F Preferred Shares		Series G Preferred Shares		Mezzanine Equity
	Number Of shares	Amount	Number Of shares	Amount	Number Of shares	Amount	Number Of shares	Amount	Number Of shares	Amount
		RMB		RMB		RMB		RMB		RMB
Balance as of December 31, 2022	166,052,206	1,106,730	43,099,293	482,409	164,140,119	2,885,402	—	—	783,438,378	6,549,889
Issuance of preferred shares	—	—	—	—	—	—	24,422,238	300,000	24,422,238	300,000
Cancellation of Preferred Shares	—	—	—	—	(3,607,238)	(113,370)	—	—	(3,607,238)	(113,370)
Deem dividend from modification of preferred shares	—	—	—	—	—	—	—	—	—	8,874
Accretion to Preferred Shares redemption value	—	1,513,498	—	642,811	—	2,414,476	—	10,686	—	6,529,630
Balance as of December 31, 2023	166,052,206	2,620,228	43,099,293	1,125,220	160,532,881	5,186,508	24,422,238	310,686	804,253,378	13,275,023

Balance as of December 31, 2023, in US$		369,052		158,484		730,505		43,759		1,869,748

No dividends or other distributions have been made or declared in each of the periods presented. The liquidation preference amount was RMB 8,045,990 (US$ 1,133,254) as of December 31, 2023.

DSC HOLDINGS LTD.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

14. SHARE-BASED COMPENSATION

Employee option awards

Share options issued by the Predecessor

On June 30, 2015, the Predecessor’s shareholders and Board of Directors approved the 2015 Share Option Plan (“2015 Plan”), pursuant to which the Predecessor reserved 25,258,440 ordinary shares in the form of options for grants to its employees. On June 23, 2017, the Predecessor increased the maximum number of shares available for grants to 66,674,019 ordinary shares.

On June 6, 2018, the Predecessor adopted the 2018 Amended and Restated Share Option Plan (the “2018 Plan”) which modified the 2015 Plan by increasing the minimum exercise price for each option from US$0.01 to US$0.2551 per option, unless subsequently revised by the Predecessor’s Board of Directors at its discretion. On January 1, 2020, the Predecessor further amended the 2018 Plan (the “2019 Plan”) which further increased the minimum exercise price to US$0.58006 per option, unless subsequently revised at the discretion of the Predecessor’s Board of Directors. The two amendments to the share option plan did not affect previously granted awards, and therefore did not result in modification accounting.

The options granted under the Predecessor’s plans generally vest over a period of four years, with 25% of the total shares vesting on first-, second-, third-, and fourth anniversaries of the vesting commencement date. Further, all grantees are restricted from exercising any options granted under the plans until the completion of the Predecessor’s IPO.

In May 2020, the Predecessor granted 2,507,698 warrants to key employees and selling shareholders of Beijing Yunyang as part of its acquisition. 1,444,448 of the warrants were issued to Beijing Yunyang employees as share-based awards and contained service and performance conditions. The warrants vest ratably over 4-years and require the grantees to remain employed by the Predecessor. The grantees are restricted from exercising the warrants until the completion of the Predecessor’s IPO.

DSC HOLDINGS LTD.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

14. SHARE-BASED COMPENSATION (cont.)

The following table presents the activities related to Yunyang warrants and options under the Predecessor’s Plan granted to the Company’s employees during the years ended December 31, 2021, 2022 and 2023:

	Number of options	Weighted- average exercise price		Weighted- average grant-date fair value		Weighted- average remaining contractual term	Aggregate intrinsic value
		US$		US$		Years	US$
Outstanding as of January 1, 2021	27,906,215	0.27		0.57		11.76	24,837
Granted	8,282,743	0.58		0.27
Forfeited	(6,996,750)	0.39		0.11
Outstanding as of December 31, 2021	29,192,208	0.33		0.48		10.76	7,694
Vested and expected to vest as of December 31, 2022	29,192,208	0.33		0.48		10.76	7,694
Exercisable at December 31, 2021	—	—		—		—	—
Granted	10,815,121	0.41		0.39
Forfeited	(5,436,298)	0.41		0.09
Outstanding as of December 31, 2022	34,571,031	0.34		0.61		9.57	21,026
Vested and expected to vest as of December 31, 2022	34,571,031	0.34		0.61		9.57	21,026
Exercisable at December 31, 2022	—	—		—		—	—
Granted	46,751	0.58		0.31
Forfeited	(1,586,453)	0.44		0.49
Outstanding prior to the Restructuring date	33,031,329	0.34		0.62		9.24	10,176
Forfeited	(722,559)	0.08	(1)	0.09	(1)
Outstanding as of December 31, 2023	32,308,770	0.06	(1)	0.11	(1)	8.76	2,197
Vested and expected to vest as of December 31, 2023	32,308,770	0.06	(1)	0.11	(1)	8.76	2,197
Exercisable at December 31, 2023	—	—		—		—	—

____________

(1)      The weighted average exercise price and grant-date fair value was adjusted based on the relative fair value of the Predecessor and the Company upon the issuance of the options under the Company’s 2023 Plan in connection with the Restructuring.

Share options issued by the Company

In connection with the Restructuring, the Company adopted a new share option plan (the “2023 Plan”) to mirror the Predecessor’s plans. The Predecessor’s plans contained mandatory equitable adjustment provisions for grantees and as a result each of the Company’s and Predecessor’s employees received the same number of options under the 2023 Plan as the number of options they held under the Predecessor’s plan on the Restructuring Date. The Company also issued the same number of warrants to certain key employees of Beijing Yunyang to mirror their warrants then outstanding held in the Predecessor upon the Restructuring. Accordingly, the Company issued 33,031,329 and 27,977,274 options under the 2023 Plan to both the Company’s and Predecessor’s employees, respectively, on the Restructuring date. Options granted under the 2023 Plan as part of the Restructuring allowed the Company’s and Predecessor’s employee to continue vesting in the awards as long as they remained employed by either the DSC Group or the Predecessor. The fair value and exercise prices of the Company’s grants awarded in connection with the Restructuring were adjusted based on the relative fair values of the Company and the Predecessor on the Restructuring date. The options and warrants granted under the 2023 Plan as part of the Restructuring contained the same vesting schedule as the corresponding awards under the Predecessor’s Plans, as well as the IPO performance condition. The Company estimated the fair value

DSC HOLDINGS LTD.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

14. SHARE-BASED COMPENSATION (cont.)

of the equity awards granted by the Predecessor and the 2023 Plan with the assistance of an independent third-party valuation firm and concluded there was no incremental share-based compensation expense to be recognized as of the Restructuring date.

The following table presents the activities under the 2023 Plan during 2023:

	Number of options	Weighted- average exercise price	Weighted- average grant-date fair value	Weighted- average remaining contractual term	Aggregate intrinsic value
		US$	US$	Years	US$
Outstanding as of January 1, 2023	—	—	—	—	—
Option awards issued to the Company’s employees as part of Restructuring	33,031,329	0.28	0.51
Option awards issued to the Predecessor’s employees as part of Restructuring	27,977,274	0.21	0.47
Granted	19,954,933	0.48	0.34
Forfeited	(939,121)	0.36	0.40
Outstanding as of December 31, 2023	80,024,415	0.30	0.45	8.76	22,887
Vested and expected to vest as of December 31, 2023	80,024,415	0.30	0.45	8.76	22,887
Exercisable at December 31, 2023	—	—	—	—	—

Options granted to employees are accounted for as equity awards and measured at their grant date fair values. Share-based compensation expenses related to options granted to the Company’s employees under both the Predecessor’s Plan and the 2023 Plan granted are attributed to the Company and will be recognized as the service and performance based vesting conditions are achieved or become probable of being achieved. As the IPO condition constituted a performance condition that was not considered probable until completion, the Company did not recognize any compensation expenses for options granted to its employees under either plan during the periods presented. The Company’s share options granted to the Predecessor’s employees were accounted for as deemed dividend from the Company to its shareholders, as these employees provided service solely to the Predecessor. The total fair value of the grants to the Predecessor’s employees was RMB66,917 (US$9,425). The Company will record the cumulative unrecognized deemed dividend when the IPO performance condition becomes probable and recognize the remaining deemed dividend for unvested awards as the Predecessors’ employees fulfill the service condition.

The aggregate intrinsic value of share options outstanding and exercisable represents the difference between the fair value of the Predecessor’s ordinary share of US$0.65 and US$0.64 per ordinary share as of December 31, 2022 and 2023, respectively, and the options’ respective exercise price. The total intrinsic value of options exercised for the years ended December 31, 2021, 2022 and 2023 were nil as no options were exercised.

As of December 31, 2023, the unrecognized share-based compensation expenses attributed to the Company from both the Predecessor’s Plan and the 2023 Plan were RMB183,383 (US$25,829). The total unrecognized compensation cost may be adjusted for actual forfeitures occurring in the future.

Fair value of employee share options

The fair value of share options was determined using the binomial option valuation model, with the assistance from an independent third-party valuation firm. The binomial model requires the input of highly subjective assumptions, including the expected share price volatility and exercise multiple. For expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The exercised multiple is estimated based on the changes in intrinsic value of the options and the likelihood of early exercises by employees. The dividend yield is

DSC HOLDINGS LTD.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

14. SHARE-BASED COMPENSATION (cont.)

estimated based on the Company’s expected dividend policy over the expected term of the options. The risk-free rate for periods within the contractual lives of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. The estimated fair value of the ordinary shares, at the option grant dates, were determined with the assistance of an independent third-party valuation firm.

The assumptions used to estimate the fair value of the share options granted to employees were as follows:

	2021	2022	2023
Risk-free interest rate (%)	1.5 – 1.8	3.0 – 3.9	3.7 – 4.0
Expected volatility (%)	40.5 – 41.2	41.1 – 42.2	41.9 – 42.6
Expected dividend yield (%)	—	—	—
Exercise multiple	2.2 – 2.8	2.2 – 2.8	2.2 – 2.8
Fair value of an underlying Ordinary Share (US$)	0.55 – 0.63	0.62 – 0.65	0.57 – 0.64
Expected term (in years)	10.75 – 11.5	9.75 – 10.25	8.75 – 9.34

Restricted share awards

In October 2018, the Predecessor granted 1,051,669 restricted ordinary shares to founding shareholders of Beijing Yunche Network Technology Co., Ltd. (“Beijing Yunche”), as part of its acquisition of Beijing Yunche. The restricted shares require the founding shareholders to remain employed by the Predecessor and vest ratably over a 3-year term.

To determine the fair value of the ordinary shares of the Company, the Company first determined the underlying equity value of the Company and then allocated a portion of the equity value to the ordinary shares of the Company based on their particular rights and preferences using the hybrid return method. To determine the equity value of the Company, the Company used the discounted cash flows (DCF) method. The DCF analysis is performed based on the projected cash flows using the Company’s best estimate as of the valuation date. The significant assumptions used in the DCF included projected cash flows and discount rate. The significant assumptions used to determine the fair value of the ordinary shares included the probability of IPO exit event, risk-free rate, equity volatility based on historical volatility of selected peer companies and DLOM.

Management, with the assistance of an independent third-party valuation firm, estimated the grant-date fair value of the restricted share was RMB9.51 per share. The Company recognized share-based compensation expenses of RMB2,713, nil and nil during the years ended December 31, 2021, 2022 and 2023, respectively.

15. COMMITMENTS AND CONTINGENCIES

Contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, which are mainly related to Group’s non-execution of certain contracts signed with customers. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. The Company has accrued RMB4,074 and RMB969 (US$136) in the combined and consolidated balance sheets as of December 31, 2022 and 2023, respectively.

Capital commitment

The Group did not have any material commitments for fixed asset purchases as of December 31, 2023.

DSC HOLDINGS LTD.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

16. INCOME TAX

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains arising in the Cayman Islands. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands (“BVI”)

Subsidiaries in the BVI are exempted from income tax on their foreign-derived income in the BVI. There are no withholding taxes in the BVI.

Hong Kong

The subsidiary incorporated in Hong Kong is subject to income tax at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. For the years ended December 31, 2022 and 2023, the Group did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong for any of the periods presented.

The PRC

The current enterprise income tax law (“EIT Law”) applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises, except for domestic enterprises qualified as small and micro enterprises (“MSME”) and High and New Technology Enterprise (“HNTE”). If the entity qualified as a MSME, then its taxable income will be taxed at 20% subject to certain taxable income exemptions. In accordance with the PRC Income Tax Law, an enterprise awarded with the HNTE certificate may enjoy a reduced EIT rate of 15% subject to a requirement that they re-apply for HNTE status every three years.

The components of loss before income taxes are as follows:

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
PRC	(456,141)	(393,242)	(191,934)	(27,034)
Non-PRC	(20)	(1,080)	2,608	367
	(456,161)	(394,322)	(189,326)	(26,667)

The current and deferred components of income tax expense appearing in the combined and consolidated statements of comprehensive loss are as follows:

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Current income tax	2,246	1,572	3,529	498
Deferred income tax	(10,675)	(514)	(2,787)	(393)
	(8,429)	1,058	742	105

DSC HOLDINGS LTD.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

16. INCOME TAX (cont.)

The reconciliation of tax computed by applying the PRC statutory income tax rate of 25% for the years ended December 31, 2021, 2022 and 2023 to income tax expenses are as follows:

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Loss before income taxes	(456,161)	(394,322)	(189,326)	(26,667)
Income tax computed at the statutory tax rate of 25%	(114,040)	(98,581)	(47,332)	(6,667)
Non-deductible expenses	151,517	42,608	6,768	953
Research and development super-deduction	(32,772)	(14,162)	(14,094)	(1,985)
Effect of different tax rates in different jurisdictions and preferential tax rate	1,101	379	(1,234)	(174)
Non-taxable income	609	1,132	(8,828)	(1,243)
Change in valuation allowance	(14,844)	69,682	65,462	9,221
Income tax (benefits) expenses	(8,429)	1,058	742	105

Deferred Tax

The significant components of deferred taxes were as follows:

	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
Deferred tax assets
Deferred deductible advertising expense	100	2	—
Asset impairment and others	26,674	9,743	1,372
Non-deductible bad debt provision	7,573	8,762	1,234
Accrued expenses	2,079	20	3
Net operating losses carrying forward	344,087	402,598	56,706
Total deferred tax assets	380,513	421,125	59,315
Valuation allowance	(326,552)	(392,014)	(55,214)
Total deferred tax assets, net	53,961	29,111	4,101

Deferred tax liabilities
Intangible assets arising from acquisition	(32,537)	(25,741)	(3,626)
Others	(24,438)	(3,597)	(507)
Total deferred tax liabilities, net	(56,975)	(29,338)	(4,133)

As of December 31, 2022 and 2023, the Group had tax losses of RMB1,956,960 and RMB1,891,166 (US$266,365) deriving from entities in Mainland China and Hong Kong. The tax losses in Mainland China can be carried forward for five years to offset future taxable income and the period was extended to ten years for entities qualified as HNTE in 2021 and thereafter. The tax losses of entities in the PRC will expire from 2024 to 2033, if not utilized. The tax losses in Hong Kong can be carried forward without an expiration date.

The Group did not record any dividend withholding tax, as there were no taxable outside basis differences noted as of the end of the periods presented.

DSC HOLDINGS LTD.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

16. INCOME TAX (cont.)

Uncertain Tax Benefits

As of December 31, 2022 and 2023, the Group had unrecognized tax benefits of RMB62,191 and RMB62,022 (US$8,735), of which RMB58,513 and RMB58,344 (US$8,218), respectively, were presented together with the deferred tax assets on tax losses carried forward on a net basis, and the remaining amounts of RMB3,678 and RMB3,678 (US$518), respectively, were presented in the other non-current liabilities in the combined and consolidated balance sheets. It is possible that the amount of unrecognized benefits will change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. As of December 31, 2022, and 2023, there were RMB3,678 and RMB3,678 (US$518) of unrecognized tax benefits that if recognized would impact the annual effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

	As of December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Balance at beginning of year	—	21,254	62,191	8,759
Increase	21,254	40,937	339	48
Decrease	—	—	(508)	(72)
Balance at end of year	21,254	62,191	62,022	8,735

The Group recorded interest related to uncertain tax position of RMB nil, RMB nil and RMB569 (US$80) for each of the years ended December 31, 2021, 2022 and 2023, respectively. The Group did not record any penalties related to uncertain tax position for each of the years ended December 31, 2021, 2022 and 2023.

As of December 31, 2023, the tax years ended December 31, 2018 through 2023 for the Group’s subsidiaries in the PRC and the VIEs are generally subject to examination by the PRC tax authorities.

17. LOSS PER SHARE

In computing the basic and diluted loss per share, the effect of the Restructuring (Note 1(b)) was accounted for in a manner similar to a stock split or stock dividend which was accounted for in accordance with ASC 260, Earnings Per Share (“ASC 260”). Thus, the number of the ordinary shares and preferred shares issued upon the Restructuring by the Company was retrospectively included since the beginning of the earliest period presented.

The following table sets forth the computation of basic and diluted net loss per share for each of the periods presented:

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Numerator:
Net loss attributable to DSC Holdings Ltd.	(443,710)	(382,183)	(178,364)	(25,124)
Cancellation of preferred shares	—	—	113,370	15,968
Deemed dividends from modifications of preferred shares	—	—	(8,874)	(1,250)
Accretion of preferred shares	—	—	(6,529,630)	(919,679)
Net loss attributable to ordinary shareholders of DSC Holdings Ltd.	(443,710)	(382,183)	(6,603,498)	(930,085)
Denominator:
Weighted average number of ordinary shares outstanding – Basic and diluted	136,159,402	136,159,402	136,159,402	136,159,402
Net loss per share – basic and diluted	(3.26)	(2.81)	(48.50)	(6.83)

DSC HOLDINGS LTD.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

17. LOSS PER SHARE (cont.)

For the years presented, net loss was not allocated to the convertible preferred shares as they do not have contractual obligation to share in the losses of the Group. The computation also excluded the effects of all outstanding options, warrants and Preferred Shares as their inclusion would be anti-dilutive for all periods presented.

18. RESTRICTED NET ASSETS

The Group’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the combined and consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries.

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association, the Company’s PRC subsidiaries, must allocate at least 10% of its annual after-tax profit to a general reserve fund or statutory surplus fund until such reserve has reached 50% of the subsidiaries’ respective registered capital based on its PRC statutory accounts. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends and are not transferable to the Company in the form of loans, advances, or cash dividends.

As of December 31, 2022 and 2023, the Company’s PRC subsidiaries had appropriated RMB1,059 and RMB1,644 (US$231), respectively, in their combined and consolidated statutory reserves.

As a result of these PRC laws and regulations subject to the limit discussed above that require annual appropriations of 10% of after-tax income to be set aside, prior to payment of dividends as general reserve fund, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. Amounts of net assets restricted include paid-in capital of the Company’s PRC subsidiaries, and the net assets of the VIEs and VIEs’ subsidiaries in which the Company has no legal ownership, totaling RMB1,060,842 and RMB1,304,864 (US$183,786) as of December 31, 2022 and 2023, respectively.

19. SUBSEQUENT EVENTS

The subsequent events have been evaluated through March 18, 2024, the date the combined and consolidated financial statements are issued.

DSC HOLDINGS LTD.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

20. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The following is the condensed financial information of the Company on a parent company only basis.

Condensed balance sheets

	For the years ended December 31,
	2022	2023	2023
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	—	50,626	7,131
Prepaid expenses and other current assets	—	400	56
Total current assets	—	51,026	7,187

Non-current assets:
Investments in subsidiaries	120,773	296,419	41,748
Contractual interests in the VIEs and their subsidiaries	649,627	607,513	85,568
Total non-current assets	770,400	903,932	127,316

TOTAL ASSETS	770,400	954,958	134,503
MEZZANINE EQUITY	6,549,889	13,275,023	1,869,748

Shareholders’ deficit:
Ordinary Shares (US$0.0001 par value; 1,216,561,622 shares authorized, 136,159,402 shares issued and outstanding as of December 31, 2022 and 2023)	123	123	17
Additional paid-in capital	1,383,241	—	—
Accumulated deficit	(7,162,364)	(12,318,508)	(1,735,026)
Accumulated other comprehensive loss	(489)	(1,680)	(236)
TOTAL SHAREHOLDERS’ DEFICIT	(5,779,489)	(12,320,065)	(1,735,245)
TOTAL MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	770,400	954,958	134,503

DSC HOLDINGS LTD.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

20. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (cont.)

Condensed statements of comprehensive loss

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Cost of revenues	—	—	(20)	(3)
General and administrative	—	—	(423)	(60)
Interest income	—	—	1,431	202
Foreign exchange income	—	—	1,483	209
Share of losses in subsidiaries	(299,418)	(343,443)	(150,081)	(21,140)
Share of losses in the VIEs and their subsidiaries	(144,292)	(38,740)	(30,754)	(4,332)
Net loss to shareholders of DSC Holdings Ltd.	(443,710)	(382,183)	(178,364)	(25,124)
Cancellation of preferred shares	—	—	113,370	15,968
Deemed dividends from modifications of preferred shares	—	—	(8,874)	(1,250)
Accretion of preferred shares	—	—	(6,529,630)	(919,679)
Net loss to ordinary shareholders of DSC Holdings Ltd.	(443,710)	(382,183)	(6,603,498)	(930,085)

Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	85	21	(1,191)	(168)
Comprehensive loss to shareholders of DSC Holdings Ltd.	(443,625)	(382,162)	(179,555)	(25,292)
Cancellation of preferred shares	—	—	113,370	15,968
Deemed dividends from modifications of preferred shares	—	—	(8,874)	(1,250)
Accretion of preferred shares	—	—	(6,529,630)	(919,679)
Comprehensive loss to ordinary shareholders of DSC Holdings Ltd.	(443,625)	(382,162)	(6,604,689)	(930,253)

DSC HOLDINGS LTD.
NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and US dollar (“US$”))

20. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (cont.)

Condensed statements of cash flows

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
Net loss	(443,710)	(382,183)	(178,364)	(25,124)
Share of losses in subsidiaries	299,418	343,443	150,081	21,140
Share of losses in the VIEs and their subsidiaries	144,292	38,740	30,754	4,332
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	—	—	(400)	(56)
Net cash provided by operating activities	—	—	2,071	292
Net cash used in investing activities	—	—	(250,050)	(35,219)
Net cash provided by financing activities	—	—	300,000	42,254
Effect of exchange rate changes on cash	—	—	(1,395)	(196)
Net increase in cash	—	—	50,626	7,131
Cash at the beginning of the year	—	—	—	—
Cash at the end of the year	—	—	50,626	7,131

(a)     Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s combined and consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries, the VIEs and VIEs’ subsidiaries.

The Company records its investments in subsidiaries, the VIEs and VIEs’ subsidiaries under the equity method of accounting as prescribed in ASC 323-10 Investment-Equity Method and Joint Ventures, which are presented on the condensed balance sheets as “Investment in subsidiaries” and “Contractual interests in the VIEs and their subsidiaries”, respectively, and corresponding share of losses as “Share of losses in subsidiaries” and “Share of losses in the VIEs and their subsidiaries” on the condensed statements of comprehensive loss.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted and as such, these Company-only financial statements should be read in conjunction with the Group’s combined and consolidated financial statements.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. [Under our post-offering amended and restated memorandum and articles of association, which will become effective immediately prior to the completion of this offering, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him in connection with the execution or discharge of his duties, powers, authorities or discretions as a director or officer of our company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.]

Pursuant to the form of indemnification agreements to be filed as Exhibit 10.2 to this Registration Statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

The Underwriting Agreement, the form of which to be filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

During the past three years, we have issued the following securities without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions, pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering and/or Rule 701 of the Securities Act. None of the transactions involved an underwriter.

Purchaser	Date of Issuance	Title and Number of Securities	Consideration
Ordinary Shares
Souche Holdings Ltd	October 1, 2022	831,409,379 Ordinary Shares	US$83,141
Ample Automotive Holdings Limited	May 5, 2023	1,253,395 Ordinary Shares	Exercise of the Warrant to Purchase 1,253,395 Ordinary Shares
Jiaheda Holdings Limited	May 5, 2023	940,046 Ordinary Shares	Exercise of the Warrant to Purchase 940,046 Ordinary Shares

Preferred Shares
API (HONG KONG) INVESTMENT LIMITED	May 5, 2023	88,188,400 Series D preferred shares	Exercise of the Warrant to Purchase 88,188,400 Series D preferred shares
Cygnus Equity Sport II, L.P.	May 5, 2023	13,228,260 Series D-1 preferred shares	Exercise of the Warrant to Purchase 13,228,260 Series D-1 preferred shares
Sunshine Life Insurance Corporation Limited	May 5, 2023	6,895,887 Series F preferred shares	Exercise of the Warrant to Purchase 6,895,887 Series F preferred shares
CTZC Limited	August 21, 2023	24,422,238 Series G preferred shares	RMB300,000,000

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits:

See Exhibit Index for a complete list of all exhibits filed as part of this registration, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the combined and consolidated financial statements and the notes thereto.

Item 9. Undertakings

The undersigned hereby undertakes:

(a)     The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(c)     The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

DSC HOLDINGS LTD.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1**	Second Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
3.2*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant, as effective immediately prior to the completion of this offering
4.1*	Form of Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)
4.2*	Registrant’s Specimen Certificate for Ordinary Shares
4.3*	Form of Deposit Agreement between the Registrant, the depositary and holders of the American Depositary Shares
4.4†**	Shareholders Agreement dated August 21, 2023 by and among DSC Holdings Ltd. and certain other parties as listed therein
5.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered
8.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Island tax matters (included in Exhibit 5.1)
8.2*	Opinion of Haiwen & Partners regarding certain PRC tax matters (included in Exhibit 99.2)
10.1**	2023 Plan
10.2*	Form of Indemnification Agreement with the Registrant’s directors and officers
10.3*	Form of Employment Agreement between the Registrant and an executive officer of the Registrant
10.4**	English translation of Exclusive Business Cooperation Agreement between Hangzhou Dasouche Information Technology Service Co., Ltd. and Hangzhou Souche Network Technology Co., Ltd. dated May 16, 2023
10.5**	English translation of Exclusive Business Cooperation Agreement between CheYiPai (Beijing) Automotive Technology Service Co., Ltd. and Beijing Peak Technology Co., Ltd. dated June 7, 2023
10.6†**

English translation of Exclusive Equity Interest Option Agreement among Hangzhou Dasouche Information Technology Service Co., Ltd., Hangzhou Souche Network Technology Co., Ltd. and shareholders of Hangzhou Souche Network Technology Co., Ltd. dated May 16, 2023

10.7†**

English translation of Exclusive Equity Interest Option Agreement among CheYiPai (Beijing) Automotive Technology Service Co., Ltd., Beijing Peak Technology Co., Ltd. and shareholders of Beijing Peak Technology Co., Ltd. dated June 7, 2023

10.8†**

English translation of Voting Proxy Agreement among Hangzhou Dasouche Information Technology Service Co., Ltd., Hangzhou Souche Network Technology Co., Ltd. and shareholders of Hangzhou Souche Network Technology Co., Ltd. dated May 16, 2023

10.9†**

English translation of Voting Proxy Agreement among CheYiPai (Beijing) Automotive Technology Service Co., Ltd., Beijing Peak Technology Co., Ltd. and shareholders of Beijing Peak Technology Co., Ltd. dated June 7, 2023

10.10†**

English translation of Share Pledge Agreement among Hangzhou Dasouche Information Technology Service Co., Ltd., Hangzhou Souche Network Technology Co., Ltd. and shareholders of Hangzhou Souche Network Technology Co., Ltd. dated May 16, 2023

10.11†**

English translation of Share Pledge Agreement among CheYiPai (Beijing) Automotive Technology Service Co., Ltd., Beijing Peak Technology Co., Ltd. and shareholders of Beijing Peak Technology Co., Ltd. dated June 7, 2023

10.12**

English translation of Individual Shareholder Undertaking executed by Junhong Yao dated May 16, 2023, in connection with the Registrant’s contractual arrangements with Hangzhou Souche Network Technology Co., Ltd.

10.13**

English translation of Individual Shareholder Undertaking executed by Liyu Zhang dated May 16, 2023, in connection with the Registrant’s contractual arrangements with Hangzhou Souche Network Technology Co., Ltd.

Exhibit Number	Description of Document
10.14**

English translation of Individual Shareholder Undertaking executed by Junhong Yao dated June 7, 2023, in connection with the Registrant’s contractual arrangements with Beijing Peak Technology Co., Ltd.

10.15**	English translation of Individual Shareholder Undertaking executed by Liyu Zhang dated June 7, 2023, in connection with the Registrant’s contractual arrangements with Beijing Peak Technology Co., Ltd.
10.16†**

English translation of Spousal Undertaking executed by Qunqun Wei, the spouse of Junhong Yao, dated May 16, 2023, in connection with the Registrant’s contractual arrangements with Hangzhou Souche Network Technology Co., Ltd.

10.17†**

English translation of Spousal Undertaking executed by Anlun Chen, the spouse of Liyu Zhang, dated May 16, 2023, in connection with the Registrant’s contractual arrangements with Hangzhou Souche Network Technology Co., Ltd.

10.18†**

English translation of Spousal Undertaking executed by Qunqun Wei, the spouse of Junhong Yao, dated June 7, 2023, in connection with the Registrant’s VIE contractual arrangements with Beijing Peak Technology Co., Ltd.

10.19†**

English translation of Spousal Undertaking executed by Anlun Chen, the spouse of Liyu Zhang, dated June 7, 2023, in connection with the Registrant’s contractual arrangements with Beijing Peak Technology Co., Ltd.

10.20**	Financial Support Undertaking Letter issued by the Registrant to Hangzhou Souche Network Technology Co., Ltd. dated May 16, 2023.
10.21**	Financial Support Undertaking Letter issued by the Registrant to Beijing Peak Technology Co., Ltd. dated June 7, 2023.
10.22†**	Voting Proxy Agreement by and between the Registrant and Hangzhou Dasouche Information Technology Service Co., Ltd. dated May 16, 2023.
10.23†**	Voting Proxy Agreement by and between the Registrant and CheYiPai (Beijing) Automotive Technology Service Co., Ltd., dated June 7, 2023.
21.1**	VIEs and Principal Subsidiaries of the Registrant
23.1*	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm
23.2*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)
23.3*	Consent of Haiwen & Partners (included in Exhibit 99.2)
24.1*	Powers of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics of the Registrant
99.2*	Opinion of Haiwen & Partners regarding certain PRC law matters
99.3*	Consent of CIC
99.4*	Consent of Jia He
99.5*	Consent of Danni Tang
107*	Filing Fee Table

____________

*        To be filed by amendment

†        Portions of this exhibit have been omitted in reliance of the revised Item 601 of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted portions upon request by the Securities and Exchange Commission.

**      Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, the People’s Republic of China, on         , 2024.

DSC Holdings Ltd.
By:
Name:
Title:

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mr. Junhong Yao and Ms. Qin Zou and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on         , 2024 in the capacities indicated:

Signature	Title
Chief Executive Officer, Director
Junhong Yao	(Principal Executive Officer)
Director
Liyu Zhang
Chief Financial Officer, Director
Qin Zou	(Principal Financial and Accounting Officer)
Director
Bofei Kong
Director
Jing Zhang
Director
Zhiming Lu
Director
Ming Jin
Director
Yan Chen

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of DSC Holdings Ltd., has signed this registration statement or amendment thereto in New York on               , 2024.

Authorized U.S. Representative
By:
Name:
Title: